Exhibit 99.1

SATIXFY COMMUNICATIONS LTD.
12 Hamada St., Rehovot 670315
Israel

To the Shareholders of SatixFy Communications Ltd.:

You are cordially invited to attend the Special General Meeting of Shareholders of SatixFy Communications Ltd. (the “Company”) to be held on Tuesday, May 20, 2025, at 4:00 p.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel, or at any adjournments or postponements thereof (the “Special Meeting”).

On April 1, 2025, the Company entered into an Agreement and Plan of Merger, by and among the Company, MDA Space Ltd., an Ontario corporation (“MDA Space”), MANTISRAEL OPERATIONS 1 LTD. (“Merger Sub 1”), an Israeli company and an indirect wholly owned subsidiary of MDA Space, and MANTISRAEL OPERATIONS 2 LTD. (“Merger Sub 2”, and collectively with Merger Sub 1, the “Merger Subs”), an Israeli company wholly owned by Merger Sub 1 and an indirect wholly owned subsidiary of MDA Space (as may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub 2 will merge with and into the Company, with the Company, as the surviving entity, becoming a wholly owned subsidiary of Merger Sub 1 (the “First Merger”). Merger Sub 1 will then immediately merge with and into the Company, with the Company, again as the surviving entity, becoming an indirect wholly owned subsidiary of MDA Space (the “Second Merger”, and collectively with the First Merger, the “Merger”).

At the Special Meeting, you will be asked to approve: (i) the Merger; (ii) the Merger Agreement; (iii) the consideration to be received by the Company’s shareholders in connection with the Merger, consisting of cash in the amount of $2.10 (without interest) for each ordinary share, no par value per share, of the Company (each, an “Ordinary Share”) held immediately prior to the effective time of the First Merger (the “Effective Time”), subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement; (iv) the acceleration of any outstanding options to acquire Ordinary Shares that are “in-the-money” and any outstanding restricted share units, whether or not then vested or exercisable, and the conversion of such equity awards into the right to receive a lump-sum cash payment, subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement; (v) the purchase of a liability insurance policy providing coverage to the Company’s directors and officers for a period of seven years commencing at the Effective Time in accordance with the terms of the Merger Agreement; and (vi) all other transactions and arrangements contemplated by the Merger Agreement  (items (i) through (vi), collectively referred to as the “Merger Proposal”). At the Special Meeting, you will also be asked to approve any proposal to adjourn the Special Meeting, including if necessary or appropriate in order to solicit additional proxies if there are insufficient votes to adopt the Merger Proposal at the time of the Special Meeting (the “Adjournment Proposal”).

A special committee of the Company’s Board of Directors (the “Board”) comprised of three independent directors, the Company’s audit committee and the Board, after considering the factors more fully described in the enclosed proxy statement, have each: (i) determined that the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, the Company and its shareholders; (ii) adopted and approved the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement; (iii) determined that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of MDA Space and the Merger Subs in the Merger Agreement, no reasonable concern exists that, as a result of the Merger, the Company, as the surviving company, will be unable to fulfill its obligations to its creditors as a result of the Merger; and (iv) determined to recommend to the shareholders the approval of the Merger Agreement, the approval of the Merger and approval of all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement. The Board (excluding directors who may be deemed to have a personal interest (as defined under the Israeli Companies Law, 5759-1999 (together with the regulations promulgated thereunder, the “Companies Law”)) in the Merger Proposal) unanimously recommends that you vote “FOR” each of the Merger Proposal and the Adjournment Proposal, as described in the accompanying proxy statement.

Under the Company’s Second Amended and Restated Articles of Association and the Companies Law, the approval of each of the Merger Proposal and the Adjournment Proposal requires the affirmative vote of holders of at least a majority of the Ordinary Shares present, in person or by proxy (including by voting deed), and voting on the Merger Proposal and the Adjournment Proposal (not taking into consideration abstentions or broker non-votes), excluding, in the case of the Merger Proposal, any Ordinary Shares that are held by (i) MDA Space, Merger Sub 1 or Merger Sub 2; (ii) a person holding, directly or indirectly, either (a) 25% or more of the voting rights of MDA Space, Merger Sub 1 or Merger Sub 2, or (b) the right to appoint 25% or more of the directors of MDA Space, Merger Sub 1 or Merger Sub 2; or (iii) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by MDA Space, Merger Sub 1 or Merger Sub 2 (the “Ordinary Majority”). In addition to the foregoing Ordinary Majority requirement, approval of the Merger Proposal is also subject to the requirement that either (A) the Ordinary Shares voting in favor of the Merger Proposal (excluding abstentions) include at least a majority of the Ordinary Shares voted by shareholders who are neither the Company’s controlling shareholders nor shareholders who have a personal interest in the Merger Proposal, or (B) the total number of Ordinary Shares held by non-controlling shareholders or anyone acting on their behalf and by shareholders who do not have a personal interest in the Merger Proposal that voted against the Merger Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Your vote is very important regardless of the number of Ordinary Shares that you own. To ensure your representation at the Special Meeting, if you are a holder of record of Ordinary Shares please complete and return the enclosed proxy card or vote online using the instructions on the proxy card, or, if you hold your Ordinary Shares in “street name” in a stock brokerage account or by a bank, broker or other nominee, by completing and returning the voting instruction form provided by your bank, broker or other nominee. Please vote promptly whether or not you expect to attend the Special Meeting. Submitting a proxy or voting instruction form will not prevent you from being able to vote at the Special Meeting.

The accompanying proxy statement provides you with detailed information about the Merger, the Merger Agreement and other matters to be considered at the Special Meeting. You are encouraged to read the proxy statement carefully. In particular, you should carefully consider the risk factors described in the “Risk Factors” section of the proxy statement.

The Board (excluding directors who may be deemed to have a personal interest (as defined under the Companies Law) in the Merger Proposal) unanimously recommends that you vote “FOR” each of the Merger Proposal and the Adjournment Proposal.

Yoav Leibovitch Chairman of the Board and Co-Founder SatixFy Communications Ltd.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY, AS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The accompanying proxy statement is dated April 7, 2025 and is first being mailed to shareholders on or about April 15, 2025.
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SATIXFY COMMUNICATIONS LTD.
12 Hamada St., Rehovot 670315
Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 20, 2025

Notice is hereby given that a Special General Meeting of Shareholders of SatixFy Communications Ltd. (the “Company”) will be held on Tuesday, May 20, 2025, at 4:00 p.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel, or at any adjournments or postponements thereof (the “Special Meeting”). At the Special Meeting, the holders of ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), will be asked to consider and vote on the following proposals, each of which is more fully described in the accompanying proxy statement:

1.
to approve, pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (together with the regulations promulgated thereunder, the “Companies Law”), the mergers contemplated by the Agreement and Plan of Merger, dated as of April 1, 2025 (as may be amended from time to time, the “Merger Agreement”), by and among the Company, MDA Space Ltd., an Ontario corporation (“MDA Space”), MANTISRAEL OPERATIONS 1 LTD. (“Merger Sub 1”), an Israeli company and an indirect wholly owned subsidiary of MDA Space, and MANTISRAEL OPERATIONS 2 LTD. (“Merger Sub 2”), an Israeli company wholly owned by Merger Sub 1 and an indirect wholly owned subsidiary of MDA Space, including approval of: (i) the merger transactions contemplated by the Merger Agreement pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub 2 will merge with and into the Company, with the Company, as the surviving entity, becoming a wholly owned subsidiary of Merger Sub 1 (the “First Merger”).  Merger Sub 1 will then immediately merge with and into the Company, with the Company, again as the surviving entity, becoming an indirect wholly owned subsidiary of MDA Space (the “Second Merger”, and collectively with the First Merger, the “Merger”); (ii) the Merger Agreement; (iii) the consideration to be received by the Company’s shareholders in connection with the Merger, consisting of cash in the amount of $2.10 (without interest) for each Ordinary Share held immediately prior to the effective time of the First Merger (the “Effective Time”), subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement; (iv) the acceleration of any outstanding options to acquire Ordinary Shares that are “in-the-money” and any outstanding restricted share units (“RSUs”), whether or not then vested or exercisable, and the conversion of such equity awards into the right to receive a lump-sum cash payment, subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement; (v) the purchase of a liability insurance policy providing coverage to the Company’s directors and officers for a period of seven years commencing at the Effective Time in accordance with the terms of the Merger Agreement; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached to the accompanying proxy statement as Annex A (items (i) through (vi), collectively referred to as the “Merger Proposal”);

2.
to approve any proposal to adjourn the Special Meeting, including if necessary or appropriate in order to solicit additional proxies if there are insufficient votes to adopt the Merger Proposal at the time of the Special Meeting (the “Adjournment Proposal”); and

3.	to transact such other business, including amendments to the foregoing, as may properly be brought before the Special Meeting or any adjournment or postponement thereof.

The Company is currently unaware of any other matters that may be raised at the Special Meeting. Should any other matters be properly raised at the Special Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

THE AUDIT COMMITTEE AND THE COMPANY’S BOARD OF DIRECTORS (THE “BOARD”) (EXCLUDING THOSE DIRECTORS WHO MAY BE DEEMED TO HAVE A PERSONAL INTEREST (AS DEFINED UNDER THE COMPANIES LAW) IN THE MERGER PROPOSAL), UPON THE RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD COMPRISED SOLELY OF INDEPENDENT DIRECTORS, UNANIMOUSLY RECOMMEND THAT YOU VOTE “FOR” EACH OF THE MERGER PROPOSAL AND THE ADJOURNMENT PROPOSAL.

Record Date

Shareholders of record at the close of business on April 14, 2025 (the “Record Date”) are entitled to be provided with notice of and vote at the Special Meeting either in person or by appointing a proxy to vote in their stead at the Special Meeting.

Vote Required for Approval of the Merger Proposal and the Adjournment Proposal

Under the Company’s Second Amended and Restated Articles of Association and the Companies Law, the approval of each of the Merger Proposal and the Adjournment Proposal requires the affirmative vote of holders of at least a majority of the Ordinary Shares present, in person or by proxy (including by voting deed), and voting on the Merger Proposal and the Adjournment Proposal (not taking into consideration abstentions or broker non-votes), excluding, in the case of the Merger Proposal, any Ordinary Shares that are held by (i) MDA Space, Merger Sub 1 or Merger Sub 2; (ii) a person holding, directly or indirectly, either (a) 25% or more of the voting rights of MDA Space, Merger Sub 1 or Merger Sub 2, or (b) the right to appoint 25% or more of the directors of MDA Space, Merger Sub 1 or Merger Sub 2; or (iii) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by MDA Space, Merger Sub 1 or Merger Sub 2 (the “Ordinary Majority”). In addition to the foregoing Ordinary Majority requirement, approval of the Merger Proposal is also subject to the requirement that either (A) the Ordinary Shares voting in favor of the Merger Proposal (excluding abstentions) include at least a majority of the Ordinary Shares voted by shareholders who are neither the Company’s controlling shareholders nor shareholders who have a personal interest in the Merger Proposal, or (B) the total number of Ordinary Shares held by non-controlling shareholders or anyone acting on their behalf and by shareholders who do not have a personal interest in the Merger Proposal that voted against the Merger Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company (the “Special Majority”).

Any controlling shareholder and any shareholder that has a personal interest is qualified to participate in the vote on the Merger Proposal and such vote will be counted towards the Ordinary Majority; however, the vote of such shareholders will not be counted towards the Special Majority.

Every shareholder voting on the Merger Proposal is required to notify the Company whether such shareholder is a controlling shareholder or has a personal interest in approval of the Merger Proposal. Accordingly, every shareholder voting by means of the enclosed proxy card, voting instruction form or online using the instructions on the enclosed proxy card will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and does NOT have a personal interest in the approval of the proposal. If you are a controlling shareholder or have a personal interest in the approval of the proposal, please notify the Company’s VP Finance & Legal, Reut Tevet, at +972-8-939-3200 or via email at reut.tevet@satixfy.com. If your Ordinary Shares are held in “street name” by your broker, bank or other nominee and you are a controlling shareholder or have a personal interest in approval of the proposal, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

In light of personal interests of certain members of the Board, certain officers of the Company and certain shareholders of the Company described in the accompanying proxy statement, in accordance with the provisions of the Companies Law, the Merger Proposal was approved by the audit committee of the Board prior to being approved by the Board, which acted in accordance with the recommendation of a special independent committee appointed by the Board comprised of three independent directors: Mary P. Cotton, Moshe Eisenberg and Yair Shamir. Certain compensation arrangements relating to the Merger Proposal, as described in the accompanying proxy statement and the Merger Agreement, a copy of which is attached hereto as Annex A, were also approved by the compensation committee of the Board (the “Compensation Committee”) and will be voted upon as part of the Merger Proposal at the Special Meeting.

Whether or not you plan to attend the Special Meeting, it is important that your Ordinary Shares be represented at the Special Meeting. Accordingly, you are kindly requested to complete and sign the enclosed proxy card or voting instruction form or vote online using the instructions on the enclosed proxy card. Execution of a proxy will not in any way affect your right to attend the Special Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.
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If your Ordinary Shares are registered directly in your name (or in the name of a trustee on your behalf) with our transfer agent, Continental Stock Transfer & Trust Company, of New York, N.Y., you are considered, with respect to those Ordinary Shares, to be the shareholder of record. In such case, these proxy materials are being sent directly to you (or to such trustee). As the shareholder of record, you have the right to use the proxy card included with the attached proxy statement to grant your voting proxy directly to the Company, or to vote in person at the Special Meeting. Except as otherwise indicated on the form of proxy card, we will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Hamada Street, Rehovot 670315, Israel, or our transfer agent receives it in the envelope that will be provided, not later than 4:00 p.m. (Israel time) on May 18, 2025, which is forty-eight (48) hours before the time fixed for the Special Meeting, or such shorter period prior to the Special Meeting as the Chairman of the Special Meeting may determine.

If your Ordinary Shares are held through a bank, broker or other nominee that is a shareholder of record of the Company or which appears in the participant list of a securities depository, they are considered to be held in “street name” and you are the beneficial owner with respect to those Ordinary Shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote Ordinary Shares held by such beneficial owner at the Special Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your Ordinary Shares are held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those Ordinary Shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your Ordinary Shares. Because a beneficial owner is not a shareholder of record, you may not vote those Ordinary Shares directly at the Special Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your Ordinary Shares directly, giving you the right to vote the Ordinary Shares at the Special Meeting and an account statement showing that they held the Ordinary Shares in their account as of the Record Date. Shareholders who hold their Ordinary Shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 4:00 p.m. (Israel time) on May 18, 2025, which is forty-eight (48) hours before the time fixed for the Special Meeting (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of Ordinary Shares voted at the Special Meeting (unless the Chairman of the Special Meeting extends that deadline).

If you provide specific instructions (by marking a box) with respect to the Merger Proposal and the Adjournment Proposal, your Ordinary Shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to the Merger Proposal and/or the Adjournment Proposal, your Ordinary Shares will be voted in favor of such proposal(s), in accordance with the recommendation of the Board. However, if you are a beneficial owner of Ordinary Shares and do not specify how you want to vote on your voting instruction form, your broker may not exercise their voting discretion, with respect to the matter that is on the agenda for the Special Meeting, and a “broker non-vote” occurs with respect to such uninstructed Ordinary Shares. In that circumstance, the Ordinary Shares held by you will be included in determining the presence of a quorum at the Special Meeting but are not considered “present” for the purpose of voting on the relevant proposal. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its Ordinary Shares, if the shareholder wants its Ordinary Shares to count for the proposal. In all cases, you must remember to contact the Company (or your broker, bank or other nominee if you hold your Ordinary Shares in “street name”) if you are a controlling shareholder or have a personal interest in the approval of the Merger Proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Special Meeting.

SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AS WELL AS ANY RELEVANT DOCUMENTS FURNISHED TO OR FILED BY THE COMPANY WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Shareholders will be able to obtain free copies of the proxy statement and any other documents filed or furnished by the Company to the SEC (when available), at the SEC’s website at www.sec.gov. Copies of documents furnished or filed by the Company may also be obtained for free at the Company’s investor relations website, ir.satixfy.com/financials/sec-filings/default.aspx. The contents of the Company’s website are not deemed to be incorporated by reference into this notice or the proxy statement.

SatixFy Communications Ltd.

April 7, 2025

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SATIXFY COMMUNICATIONS LTD.
12 Hamada St., Rehovot 670315
Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

This proxy statement (this “Proxy Statement”) is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of SatixFy Communications Ltd. (the “Company”) to be voted at a Special General Meeting of Shareholders to be held on Tuesday, May 20, 2025, at 4:00 p.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel, or at any adjournments or postponements thereof (the “Special Meeting”).

This Proxy Statement, the attached Notice of Special General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available on or about Monday, April 7, 2025 to the holders of ordinary shares, no par value per share, of the Company (the “Ordinary Shares”).

You are entitled to receive notice of, and to vote at, the Special Meeting, if you hold Ordinary Shares as of the close of business on April 14, 2025 (the “Record Date”). You can vote your Ordinary Shares by attending the Special Meeting or by following the instructions in the section entitled “How You Can Vote” below. The Board urges you to vote your Ordinary Shares so that they will be counted at the Special Meeting or at any adjournments or postponements thereof.

Agenda

The following are the proposals on the agenda for the Special Meeting:

1.
To approve, pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (together with the regulations promulgated thereunder, the “Companies Law”), the mergers contemplated by the Agreement and Plan of Merger, dated as of April 1, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, MDA Space Ltd., an Ontario corporation (“MDA Space”), MANTISRAEL OPERATIONS 1 LTD. (“Merger Sub 1”), an Israeli company and an indirect wholly owned subsidiary of MDA Space, and MANTISRAEL OPERATIONS 2 LTD. (“Merger Sub 2”, and collectively with Merger Sub 1, the “Merger Subs”), an Israeli company wholly owned by Merger Sub 1, including approval of: (i) the merger transactions contemplated by the Merger Agreement pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub 2 will merge with and into the Company with the Company, as the surviving entity, becoming a wholly owned subsidiary of Merger Sub 1 (the “First Merger”). Merger Sub 1 will then immediately merge with and into the Company, with the Company, again as the surviving entity, becoming an indirect wholly owned subsidiary of MDA Space (the “Second Merger”, and collectively with the First Merger, the “Merger”); (ii) the Merger Agreement; (iii) the consideration to be received by the Company’s shareholders in connection with the Merger, consisting of cash in the amount of $2.10 (without interest) for each Ordinary Share held as of immediately prior to the effective time of the First Merger (the “Effective Time”, and such consideration, the “Merger Consideration”), subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement; (iv) the acceleration of any outstanding options to acquire Ordinary Shares that are “in-the-money” and any outstanding RSUs, whether or not then vested or exercisable, and the conversion of such equity awards into the right to receive a lump-sum cash payment, subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement; (v) the purchase of a liability insurance policy providing coverage to the Company’s directors and officers for a period of seven years commencing at the Effective Time in accordance with the terms of the Merger Agreement; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached to this Proxy Statement as Annex A (items (i) through (vi), collectively referred to as the “Merger Proposal”);

2.
to approve any proposal to adjourn the Special Meeting, including if necessary or appropriate in order to solicit additional proxies if there are insufficient votes to adopt the Merger Proposal at the time of the Special Meeting (the “Adjournment Proposal”); and

3.	to transact such other business, including amendments to the foregoing, as may properly be brought before the Special Meeting or any adjournment or postponement thereof.

The Board (excluding directors who may be deemed to have a personal interest (as defined under the Companies Law) in the Merger Proposal) unanimously recommends that you vote “FOR” each of the Merger Proposal and the Adjournment Proposal.

The Company is currently unaware of any other matters that may be raised at the Special Meeting. Should any other matters be properly raised at the Special Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

SHAREHOLDERS ARE URGED TO READ THIS PROXY STATEMENT AS WELL AS ANY RELEVANT DOCUMENTS FURNISHED TO OR FILED BY THE COMPANY WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Quorum

Under the Company’s Second Amended and Restated Articles of Association (the “Articles”) and the provisions of the Companies Law, the quorum required for the Special Meeting for approval of the Merger Proposal is at least two or more shareholders who are present, in person or by proxy or represented by their authorized persons, and who hold or represent in the aggregate 33-1/3% or more of the voting rights of the Company. Broker non-votes and abstentions will be treated as neither a vote “for” nor “against” any matter, although they will be counted as present in determining whether a quorum is present. Should no legal quorum be present within half an hour from the time appointed for the holding of the Special Meeting, the Special Meeting shall stand adjourned to Tuesday, May 27, 2025, at 4:00 p.m. Israel time at the same place, or to such other day, time and place as the Board may indicate in a notice to our shareholders. At such adjourned meeting any number of shareholders shall constitute a quorum for the business for which the original Special Meeting was called.

 Vote Required for Approval of the Merger Proposal and the Adjournment Proposal

Under the Articles and the Companies Law, the approval of each of the Merger Proposal and the Adjournment Proposal requires the affirmative vote of holders of at least a majority of the Ordinary Shares present, in person or by proxy (including by voting deed), and voting on the Merger Proposal and the Adjournment Proposal (not taking into consideration abstentions or broker non-votes), excluding, in the case of Merger Proposal, any Ordinary Shares that are held by (i) MDA Space, Merger Sub 1 or Merger Sub 2; (ii) a person holding, directly or indirectly, either (a) 25% or more of the voting rights of MDA Space, Merger Sub 1 or Merger Sub 2, or (b) the right to appoint 25% or more of the directors of MDA Space, Merger Sub 1 or Merger Sub 2; or (iii) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by MDA Space, Merger Sub 1 or Merger Sub 2 (the “Ordinary Majority”). In addition to the foregoing Ordinary Majority requirement, approval of the Merger Proposal is also subject to the requirement that either (A) the Ordinary Shares voting in favor of the Merger Proposal (excluding abstentions) include at least a majority of the Ordinary Shares voted by shareholders who are neither the Company’s controlling shareholders nor shareholders who have a personal interest in the Merger Proposal, or (B) the total number of Ordinary Shares held by non-controlling shareholders or anyone acting on their behalf and by shareholders who do not have a personal interest in the Merger Proposal that voted against the Merger Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company (the “Special Majority”), and together with the Ordinary Majority, the “Requisite Shareholder Approval”).

A “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half (i.e., 50%) or more of any one of the “means of control” of the Company or, if no other shareholder holds more than 50% of the voting rights of the Company, any shareholder that holds 25% or more of the voting rights of the Company. For purposes of holdings, two or more shareholders who have a personal interest in the approval of the same transaction are deemed to be joint holders. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company; or (ii) the right to appoint directors of the Company or its chief executive officer. A “personal interest” of a shareholder is: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not; but (2) excludes a personal interest arising solely from the fact of holding Ordinary Shares in the Company. See also the section entitled “The Special Meeting – Vote Required for Approval of the Merger Proposal and the Adjournment Proposal” beginning on page 27.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the Merger Proposal and such vote will be counted towards the Ordinary Majority; however, the vote of such shareholders will not be counted towards the Special Majority.

Every shareholder voting on the Merger Proposal is required to notify the Company whether such shareholder is a controlling shareholder or has a personal interest in approval of the Merger Proposal. Accordingly, every shareholder voting by means of the enclosed proxy card, voting instruction form or online using the instructions on the enclosed proxy card will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and does NOT have a personal interest in the approval of the Merger Proposal. If you are a controlling shareholder or have a personal interest in the approval of the proposal, please notify the Company’s VP Finance & Legal, Reut Tevet, at +972-8-939-3200 or via email at reut.tevet@satixfy.com. If your Ordinary Shares are held in “street name” by your broker, bank or other nominee and you are a controlling shareholder or have a personal interest in the approval of the proposal, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

In light of personal interests of certain members of the Board, certain officers of the Company and certain shareholders of the Company described in this Proxy Statement (as described in the section entitled “The Merger - Interests Of Our Directors and Executive Officers in the Merger Proposal” beginning on page 53), in accordance with the provisions of the Companies Law, the Merger Proposal was approved by the audit committee of the Board (the “Audit Committee”) prior to being approved by the Board, which acted in accordance with the recommendation of a special independent committee appointed by the Board (the “Special Committee”) comprised of three independent directors: Mary Cotton, Moshe Eisenberg and Yair Shamir. Certain compensation arrangements relating to the Merger Proposal, as described in this Proxy Statement and the Merger Agreement, a copy of which is attached hereto as Annex A, were also approved by the compensation committee of the Board (the “Compensation Committee”) and will be voted upon as part of the Merger Proposal at the Special Meeting.

How You Can Vote

Whether or not you plan to attend the Special Meeting, it is important that your Ordinary Shares be represented at the Special Meeting. Accordingly, you are kindly requested to complete and sign the enclosed proxy card or voting instruction form or vote online using the instructions on the enclosed proxy card. Execution of a proxy will not in any way affect your right to attend the Special Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

If your Ordinary Shares are registered directly in your name (or in the name of a trustee on your behalf) with our transfer agent, Continental Stock Transfer & Trust Company, of New York, N.Y., you are considered, with respect to those Ordinary Shares, to be the shareholder of record. In such case, these proxy materials are being sent directly to you (or to such trustee). As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to the Company, or to vote in person at the Special Meeting. Except as otherwise indicated on the form of proxy card, we will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Hamada Street, Rehovot 670315, Israel, or our transfer agent receives it in the envelope that will be provided, not later than 4:00 p.m. (Israel time) on May 18, 2025, which is forty-eight (48) hours before the time fixed for the Special Meeting, or such shorter period prior to the Special Meeting as the Chairman of the Special Meeting may determine.

If your Ordinary Shares are held through a bank, broker or other nominee that is a shareholder of record of the Company or which appears in the participant list of a securities depository, they are considered to be held in “street name” and you are the beneficial owner with respect to those Ordinary Shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote Ordinary Shares held by such beneficial owner at the Special Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your Ordinary Shares are held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those Ordinary Shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your Ordinary Shares. Because a beneficial owner is not a shareholder of record, you may not vote those Ordinary Shares directly at the Special Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your Ordinary Shares directly, giving you the right to vote the Ordinary Shares at the Special Meeting and an account statement showing that they held the Ordinary Shares in their account as of the Record Date. Shareholders who hold their Ordinary Shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 4:00 p.m. (Israel time) on May 18, 2025, which is forty-eight (48) hours before the time fixed for the Special Meeting (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of Ordinary Shares voted at the Special Meeting (unless the Chairman of the Special Meeting extends that deadline).

If you provide specific instructions (by marking a box) with respect to the Merger Proposal and the Adjournment Proposal, your Ordinary Shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to the Merger Proposal and/or the Adjournment Proposal, your Ordinary Shares will be voted in favor of such proposal(s) in accordance with the recommendation of the Board. However, if you are a beneficial owner of Ordinary Shares and do not specify how you want to vote on your voting instruction form, your broker may not exercise their voting discretion with respect to the matter that is on the agenda for the Special Meeting, and a “broker non-vote” occurs with respect to such uninstructed Ordinary Shares. In that circumstance, the Ordinary Shares held by you will be included in determining the presence of a quorum at the Special Meeting but are not considered “present” for the purpose of voting on the relevant proposal. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its Ordinary Shares, if the shareholder wants its Ordinary Shares to count for the proposal. In all cases, you must remember to contact the Company (or your broker, bank or other nominee if you hold your Ordinary Shares in “street name”) if you are a controlling shareholder or have a personal interest in the approval of the Merger Proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Special Meeting.

Who Can Vote

You are entitled to receive notice of the Special Meeting and to vote at the Special Meeting if you are a shareholder of record at the close of business on the Record Date. You are also entitled to notice of the Special Meeting and, in accordance with the instructions described above in the section entitled “How You Can Vote”, to vote at the Special Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date (being April 14, 2025), or which appear in the participant listing of a securities depository on that date.

Position Statements

Shareholders wishing to express their position on an agenda item for the Special Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Ms. Reut Tevet, the Company’s VP Finance & Legal, at 12 Hamada Street, Rehovot 670315 Israel, or via email at reut.tevet@satixfy.com, by no later than Sunday, May 11, 2025. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

Revocation of a Proxy

If you are a shareholder of record of the Company, any proxy that you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked in one of three ways:

•	you can send a written notice stating that you would like to revoke your proxy, which notice must be received in our offices at any time prior to the deadline for submitting a proxy card;
•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or
•
you can attend the Special Meeting and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairperson of the Special Meeting and then vote in person. Your attendance at the Special Meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to the Company in advance of the Special Meeting should be delivered to the Company’s principal executive offices c/o Ms. Reut Tevet, the Company’s VP Finance & Legal, at 12 Hamada Street, Rehovot 670315 Israel, or hand delivered to the Chairman of the Special Meeting at or before the taking of the vote at the Special Meeting.

If you are a beneficial owner and hold your Ordinary Shares in “street name” through a bank, broker or other nominee, you should contact your bank, broker or other nominee for instructions regarding how to change your vote.

Solicitation of Proxies

Proxies are being distributed by the Company to shareholders on or about April 15, 2025. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies for the Special Meeting from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. Arrangements also will be made with bankers, brokers and other nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Ordinary Shares held of record by those persons, and we will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

We have engaged Kingsdale Shareholder Services US LLC (“Kingsdale Advisors”) to assist in soliciting proxies on our behalf. Kingsdale Advisors may solicit proxies personally, electronically or by telephone. We have agreed to pay Kingsdale Advisors a fee of $20,000 and reimburse them for certain out-of-pocket disbursements and expenses. We have also agreed to indemnify Kingsdale Advisors and its employees against certain liabilities arising from or in connection with the engagement.

Voting Results

The overall results of the Special Meeting will be published following the Special Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the SEC.
v

THE MERGER CONSIDERATION AND THE CONVERSION OF SHARE CAPITAL	68
TREATMENT OF COMPANY EQUITY AWARDS AND WARRANTS	69
PAYMENT PROCEDURES	69
REPRESENTATIONS AND WARRANTIES	70
COVENANTS REGARDING CONDUCT OF OUR BUSINESS PENDING THE MERGER	73
OUR SHAREHOLDERS’ MEETING	75
GO-SHOP	75
NO SOLICITATION	76
BOARD RECOMMENDATION CHANGE	76
EFFORTS TO CONSUMMATE THE MERGER; REGULATORY FILINGS	78
DIRECTORS’ AND OFFICERS’ INDEMNIFICATION AND INSURANCE	78
OPTIONS TAX RULING AND INTERIM TAX RULING	78
CERTAIN OTHER COVENANTS	79
CONDITIONS TO THE MERGER	79
TERMINATION OF THE MERGER AGREEMENT	80
TERMINATION AND BREAKUP FEES	81
EXPENSES	81
SPECIFIC PERFORMANCE	82
GOVERNING LAW AND JURISDICTION	82
MARKET PRICE AND DIVIDEND INFORMATION	82
MARKET PRICE	82
DIVIDENDS	82
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	83
FUTURE SHAREHOLDER MEETINGS	85
WHERE YOU CAN FIND MORE INFORMATION	85
OTHER MATTERS	86
ANNEX A: MERGER AGREEMENT	A-1
ANNEX B: OPINION OF TD SECURITIES (USA) LLC	B-2

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Merger and the Special Meeting.  These questions and answers may not address all the questions that may be important to you as a shareholder of the Company. Please refer to the section of this Proxy Statement entitled “Summary” and more detailed information contained elsewhere in this Proxy Statement, the annexes attached to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you are urged to read carefully and in their entirety. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 85.

Q:	Why am I receiving this Proxy Statement?

A:
The Company entered into the Merger Agreement with MDA Space, Merger Sub 1 and Merger Sub 2 pursuant to which MDA Space will acquire the Company through the merger of Merger Sub 2 with and into the Company, with the Company as the surviving entity and becoming a wholly owned subsidiary of Merger Sub 1, and Merger Sub 1 then immediately merging with and into the Company. As a result, the Company again will be the surviving entity and it will become an indirect wholly owned subsidiary of MDA Space. To consummate the proposed Merger, the Company’s shareholders must approve the Merger Proposal, and we are holding the Special Meeting to obtain such shareholder approval. We have included in this Proxy Statement important information about the Merger, the Merger Agreement and the Special Meeting. You should read this information carefully and in its entirety. We have attached a copy of the Merger Agreement as Annex A to this Proxy Statement. Your vote is very important regardless of the number of Ordinary Shares that you own. To ensure your representation at the Special Meeting, if you are a record holder of Ordinary Shares please complete and return the enclosed proxy card or vote online using the instructions on the proxy card, or, if you hold your Ordinary Shares in “street name” in a stock brokerage account or by a bank, broker or other nominee, by completing and returning the voting instruction form provided by your bank, broker or other nominee.

Q:	What is the recommendation of the Board?

A:
The Board unanimously recommends shareholders vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal. The Board, upon the recommendation of the Special Committee (comprised of independent directors) and following approval of the Audit Committee: (i) determined that the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, the Company and its shareholders; (ii) adopted and approved the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement; (iii) determined that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of MDA Space and the Merger Subs in the Merger Agreement, no reasonable concern exists that, as a result of the Merger, the Company, as the surviving company, will be unable to fulfill its obligations to its creditors as a result of the Merger; and (iv) determined to recommend to the shareholders the approval of the Merger Agreement, the approval of the Merger and approval of all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement. The directors who may be deemed to have a personal interest (as defined under the Companies Law) in the Merger Proposal did not participate in the vote for adopting the foregoing resolutions.

The Audit Committee and the Board (excluding directors who may be deemed to have a personal interest (as defined in the Companies Law) in the Merger Proposal), upon the recommendation of the Special Committee comprised solely of independent directors, unanimously recommend that you vote “FOR” each of the Merger Proposal and the Adjournment Proposal.

Q:	When and where will the Special Meeting be held?

A:
The Special Meeting will be held on Tuesday, May 20, 2025, at 4:00 p.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel, or at any adjournments or postponements thereof.

Q:	Who is entitled to vote at the Special Meeting?

A:
You are entitled to vote at the Special Meeting if you owned Ordinary Shares at the close of business on April 14, 2025, the Record Date for the Special Meeting. As of March 31, 2025, there were 86,849,556 Ordinary Shares issued and outstanding, each of which is entitled to one vote on each of the matters to be presented at the Special Meeting.

Q:	What is the quorum requirement for the Special Meeting?

A:
The quorum required for the Special Meeting for approval of each of the Merger Proposal and the Adjournment Proposal is at least two or more shareholders who are present, in person or by proxy or represented by their authorized persons, and who hold or represent in the aggregate 33-1/3% or more of the voting rights of the Company. Broker non-votes and abstentions will be treated as neither a vote “for” nor “against” any matter, although they will be counted as present in determining whether a quorum is present. Should no legal quorum be present within half an hour from the time appointed for the holding of the Special Meeting, the Special Meeting will be adjourned to the same day in the following week at the same time and place, or to such other day, time and place as the Board may indicate in a notice to our shareholders. At such adjourned meeting any number of shareholders shall constitute a quorum for the business for which the original Special Meeting was called.

Q:	What matters will be voted on at the Special Meeting?

A:
The Special Meeting is being held for the purpose of considering and voting on the proposal to approve the “Merger Proposal”, which includes approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration to be received by the Company’s shareholders in connection with the Merger; (iv) the acceleration of any outstanding options to acquire Ordinary Shares that are “in-the-money” and any outstanding RSUs, whether or not then vested or exercisable, and the conversion of such equity awards into the right to receive a lump-sum cash payment, subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement; (v) the purchase of a liability insurance policy providing coverage to the Company’s directors and officers for a period of seven years commencing at the Effective Time in accordance with the terms of the Merger Agreement; and (vi) all other transactions and arrangements contemplated by or ancillary to the Merger Agreement. The Board unanimously recommends that shareholders vote “FOR” the Merger Proposal. The Special Meeting is also being held for the purpose of considering and voting on the proposal to approve the Adjournment Proposal. Shareholders will also be asked to consider and, as applicable, vote upon, any other business that may properly come before the Special Meeting. The Company currently does not contemplate that any other matters will be considered at the Special Meeting.

Q:	What vote is required for approval of each of the Merger Proposal and the Adjournment Proposal?

A:
Under the Articles and the Companies Law, the approval of each of the Merger Proposal and the Adjournment Proposal requires the affirmative vote of holders of at least a majority of the Ordinary Shares present, in person or by proxy (including by voting deed), and voting on the Merger Proposal and the Adjournment Proposal (not taking into consideration abstentions or broker non-votes), excluding, in the case of the Merger Proposal, any Ordinary Shares that are held by (i) MDA Space, Merger Sub 1 or Merger Sub 2; (ii) a person holding, directly or indirectly, either (a) 25% or more of the voting rights of MDA Space, Merger Sub 1 or Merger Sub 2, or (b) the right to appoint 25% or more of the directors of MDA Space, Merger Sub 1 or Merger Sub 2; or (iii) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by MDA Space, Merger Sub 1 or Merger Sub 2. In addition to the foregoing Ordinary Majority requirement, approval of the Merger Proposal is also subject to the requirement that either (A) the Ordinary Shares voting in favor of the Merger Proposal (excluding abstentions) include at least a majority of the Ordinary Shares voted by shareholders who are neither the Company’s controlling shareholders nor shareholders who have a personal interest in the Merger Proposal, or (B) the total number of Ordinary Shares held by non-controlling shareholders or anyone acting on their behalf and by shareholders who do not have a personal interest in the Merger Proposal that voted against the Merger Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Every shareholder voting on the Merger Proposal is required to notify the Company whether such shareholder is a controlling shareholder or has a personal interest in approval of the Merger Proposal. Accordingly, every shareholder voting by means of the enclosed proxy card, voting instruction form or online using the instructions on the enclosed proxy card will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and does NOT have a personal interest in the approval of the Merger Proposal. If you are a controlling shareholder or have a personal interest in the approval of the proposal, please notify the Company’s VP Finance & Legal, Reut Tevet, at +972-8-939-3200 or via email at reut.tevet@satixfy.com. If your Ordinary Shares are held in “street name” by your broker, bank or other nominee and you are a controlling shareholder or have a personal interest in the approval of the proposal, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Q:	What will I receive in the Merger if it is completed?

A:
As a result of the Merger, our shareholders will be entitled to receive the Merger Consideration in the First Merger consisting of cash in the amount of $2.10 (without interest) for each Ordinary Share held as of immediately prior to the Effective Time, subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement.

Q:	When do you expect the Merger to be completed?

A:
We are working towards completing the Merger as quickly as reasonably possible and expect to complete it during the third quarter of 2025. However, several conditions must be satisfied or waived before the Merger is completed. See the section entitled “The Merger Agreement - Conditions to the Merger” beginning on page 79 for a summary description of these conditions. Because the Merger is subject to receipt of certain governmental and regulatory approvals and other conditions, some of which are beyond the parties’ control, the exact timing for the completion of the Merger cannot be predicted with certainty.

Q:	Am I entitled to appraisal rights?

A:	No. Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights or similar rights of dissenters in connection with the Merger.

Q:	How do I vote?

A:
Any shareholder of record entitled to vote at the Special Meeting may vote in person by attending the Special Meeting or by submitting the enclosed proxy card. If your Ordinary Shares are registered directly in your name (or in the name of a trustee on your behalf) with our transfer agent, Continental Stock Transfer & Trust Company, of New York, N.Y., you are considered, with respect to those Ordinary Shares, to be the shareholder of record. In such case, these proxy materials are being sent directly to you (or to such trustee). As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to the Company, or to vote in person at the Special Meeting. Except as otherwise indicated on the form of proxy card, we will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Hamada Street, Rehovot 670315, Israel, or our transfer agent receives it in the envelope that will be provided, not later than 4:00 p.m. (Israel time) on May 18, 2025, which is forty-eight (48) hours before the time fixed for the Special Meeting, or such shorter period prior to the Special Meeting as the Chairman of the Special Meeting may determine.

If your Ordinary Shares are held through a bank, broker or other nominee that is a shareholder of record of the Company or which appears in the participant list of a securities depository, they are considered to be held in “street name” and you are the beneficial owner with respect to those Ordinary Shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote Ordinary Shares held by such beneficial owner at the Special Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your Ordinary Shares are held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those Ordinary Shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your Ordinary Shares. Because a beneficial owner is not a shareholder of record, you may not vote those Ordinary Shares directly at the Special Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your Ordinary Shares directly, giving you the right to vote the Ordinary Shares at the Special Meeting and an account statement showing that they held the Ordinary Shares in their account as of the Record Date. Shareholders who hold their Ordinary Shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 4:00 p.m. (Israel time) on May 18, 2025, which is forty-eight (48) hours before the time fixed for the Special Meeting (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of Ordinary Shares voted at the Special Meeting (unless the Chairman of the Special Meeting extends that deadline).

Q:	Can I change my vote after I have signed and returned my proxy card or voting instruction form?

A:
Yes. If you are a shareholder of record of the Company, any proxy that you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked in one of three ways:

•	you can send a written notice stating that you would like to revoke your proxy, which notice must be received in our offices at any time prior to the deadline for submitting a proxy card;
•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or
•
you can attend the Special Meeting and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairperson of the Special Meeting and then vote in person. Your attendance at the Special Meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to the Company in advance of the Special Meeting should be delivered to the Company’s principal executive offices c/o Ms. Reut Tevet, the Company’s VP Finance & Legal, at 12 Hamada Street, Rehovot 670315 Israel, or hand delivered to the Chairman of the Special Meeting at or before the taking of the vote at the Special Meeting.

If you are a beneficial owner and hold your Ordinary Shares in “street name” through a bank, broker or other nominee, you should contact your bank, broker or other nominee for instructions regarding how to change your vote.

Q:	What happens if I do not indicate how to vote on the proxy card or voting instruction form?

A:
If you sign and return your proxy card without giving specific instructions with respect to any proposal, your Ordinary Shares will be voted in favor of each proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of Ordinary Shares and do not specify how you want to vote on your voting instruction form, your broker may not exercise its voting discretion with respect to either the Merger Proposal or the Adjournment Proposal, and a “broker non-vote” occurs with respect to such uninstructed Ordinary Shares. In that circumstance, the Ordinary Shares held by you will be included in determining the presence of a quorum at the Special Meeting but are not considered “present” for the purpose of voting on the relevant proposal. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its Ordinary Shares, if the shareholder wants its Ordinary Shares to count for the proposal. In all cases, you must remember to contact the Company (or your broker, bank or other nominee if you hold your Ordinary Shares in “street name”) if you are a controlling shareholder or have a personal interest in the approval of the Merger Proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Special Meeting.

Q:	If I purchased my Ordinary Shares after the Record Date, may I vote these Ordinary Shares at the Special Meeting?

A:
No. A shareholder is not entitled to vote Ordinary Shares purchased after the Record Date because the shareholder was not the record holder of those Ordinary Shares on the Record Date. Only the holder as of the Record Date may vote Ordinary Shares. However, such shareholder’s Ordinary Shares will be automatically converted into and represent the right to receive the Merger Consideration, without interest and less any applicable withholding taxes.

Q:	What happens if I sell my Ordinary Shares before the Special Meeting?

A:
The Record Date for the Special Meeting is earlier than the date of the Special Meeting and the date that the Merger is expected to be completed. If you transfer your Ordinary Shares after the Record Date but before the Special Meeting, you will retain your right to vote at the Special Meeting but will have transferred the right to receive the Merger Consideration with respect to such Ordinary Shares. In order to receive the Merger Consideration, you must hold your Ordinary Shares through the Effective Time.

Q:	What will happen to outstanding Company equity awards and warrants?

A:
Each unexercised “in-the-money” option to acquire Ordinary Shares that is outstanding under any of the Company’s stock equity plans, whether or not then vested or exercisable, will, by virtue of the First Merger, be converted into the right to receive a lump sum cash payment (without interest) equal to the product of  (a) the excess of  $2.10 over the exercise price per Ordinary Share for such option, and (b) the total number of Ordinary Shares underlying such option, less applicable withholding taxes required to be withheld with respect to such payment.

Each unexercised “out of the money” option to acquire Ordinary Shares, whether or not vested or exercisable, shall, by virtue of the First Merger, be cancelled for no consideration.

Additionally, each Ordinary Share that is outstanding under any of the Company’s stock equity plans subject to vesting, repurchase, or other lapse of restrictions (including any RSUs) will, by virtue of the First Merger, vest in full and become free of restrictions and will be treated as an Ordinary Share that will be cancelled and converted into the right to receive $2.10, less applicable withholding taxes required to be withheld with respect to such payment.

Finally, each warrant to acquire Ordinary Shares (each, a “Warrant”) issued and outstanding immediately prior to the Effective Time will remain outstanding such that following the Effective Time, in accordance with the terms of such Warrant and automatically and without any required action on the part of the holder thereof, cease to represent an entitlement to receive Ordinary Shares on the exercise thereof and will become a Warrant exercisable for Merger Consideration such that each holder of the Warrants will have the right, upon exercise thereof, to receive from the Company, upon the basis and upon the terms and conditions specified in the applicable Warrant and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the amount of cash receivable upon the consummation of the transactions contemplated by the Merger Agreement, including the First Merger, that such holder of the Warrant would have received if such holder had exercised his, her or its Warrant immediately prior to the Effective Time.

Q:	What happens if the Merger is not completed?

A:
If the Merger Proposal is not approved by our shareholders or if the Merger is not completed for any other reason, our shareholders will not receive any Merger Consideration for their Ordinary Shares. Instead, we will remain a public company, and the Ordinary Shares will continue to be listed on the NYSE American LLC and our Warrants will continue to be traded on the over-the-counter market. Under certain circumstances related to the termination of the Merger Agreement, as specified therein, each of MDA Space or we may be required to pay the other party a termination fee. See the section entitled “The Merger— Effect on the Company if the Merger is Not Completed” beginning on page 32 below for a summary description of these circumstances.

Q:	Do the Company’s directors and executive officers and directors have any interests in the Merger Proposal?

A:
Yes. In considering the recommendation of the Board with respect to the Merger Proposal, you should be aware that our directors and executive officers have interests in the Merger Proposal that may be different from, or in addition to, the interests of our shareholders in general. For more information, see the section entitled “The Merger – Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 53 below.

Q:	Should I send in my share certificates now?

A:
No, please do not send the share certificates representing your Ordinary Shares with your proxy card or voting instruction form. After the Merger is completed, the paying agent selected by the parties will send you a letter of transmittal with detailed instructions regarding the surrender of the share certificates representing your Ordinary Shares for the Merger Consideration.

Q:	Will the Merger Consideration payable to me be subject to Israeli capital gains tax?

A:
Yes, the Merger Consideration will be subject to Israeli capital gains tax. For more information, see the section entitled “Material Israeli Tax Consequences of the Merger - Israeli Capital Gains Tax” beginning on page 63 below.

Q:	Will the Merger Consideration payable to me be subject to Israeli tax withholding?

A:
Yes, the Merger Consideration will be subject to Israeli tax withholding. For more information, see the section entitled “Material Israeli Tax Consequences of the Merger - Israel Tax Withholding” beginning on page 64 below.

Q:	Will the Merger Consideration be subject to U.S. federal income tax?

A:	Yes, the Merger Consideration will be subject to U.S. federal income tax.

Q:	What should I do if I have questions about the Merger, the Special Meeting or the Proxy Statement or need help voting my Ordinary Shares?

A:
If you have any questions concerning the Merger, the Special Meeting or the Proxy Statement, would like additional copies of the Proxy Statement or need help voting your Ordinary Shares, please contact:

Kingsdale Advisors
745 Fifth Avenue, 5th Fl., New York, N.Y. 10151
North American Toll-Free Phone:
+1.877.657.5856 (not text enabled)
Call Collect Outside North America: +1.646-693-7021 (text enabled)
Email: contactus@kingsdaleadvisors.com

SUMMARY

This Summary highlights selected information from this Proxy Statement and may not contain all of the information that is important to you. To better understand the Merger Proposal and the Adjournment Proposal, you should read this Proxy Statement carefully and in its entirety, as well as the appendices attached hereto and the additional documents to which we refer you. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 85. Each item in this Summary includes a page reference directing you to a more complete description of that topic. All references to “the Company” “we,” “us,” “our” and “our Company”, or words of like import, are references to SatixFy Communications Ltd. and its subsidiaries, and all references to “you” and “your” refer to our shareholders.
.
Parties to the Merger (Page 24)

Our Company

We are a company organized under the laws of the State of Israel. We are a company operating in the satellite communications industry with our own semiconductors, focused on designing chips, sub-systems and systems that serve the entire satellite communications value chain — from the satellite’s antenna payload systems to user terminals. We design chip technologies capable of enabling satellite-based broadband delivery to markets around the world. We commenced operations in June 2012 and have invested significant amounts in research and development to create what we believe to be a very advanced solution of satellite communications chipsets and ground terminal.

Our principal offices are located at 12 Hamada Street, Rehovot 670315, Israel. The Company can be contacted at +(972) 8-939-3200.

MDA Space Ltd.

MDA Space is a company organized under the laws of Ontario, Canada, which was originally incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on June 2, 2020. On April 6, 2021, MDA Space and 2828330 Ontario Inc., a corporation incorporated under the OBCA, were amalgamated under the OBCA as part of certain transactions undertaken in connection with the closing of its initial public offering on the Toronto Stock Exchange. MDA Space is a technology and service provider to the space industry. MDA Space’s technologies and solutions are also deployed for defense and intelligence applications and space observation missions.

MDA Space’s principal offices are located at 7500 Financial Drive, Brampton, ON, Canada L6Y 6K7. MDA Space can be contacted at (647) 401-3230.

Merger Subs

The Merger Subs are companies organized under the laws of the State of Israel. Merger Sub 1 is an indirect wholly owned subsidiary of MDA Space that was formed on February 2, 2025, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub 2 is a wholly owned subsidiary of Merger Sub 1 that was formed on February 4, 2025, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Neither Merger Sub has engaged in any business activities other than in connection with the transactions contemplated by the Merger Agreement.

The principal offices of the Merger Subs are located at Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel. Each Merger Sub can be contacted at (647) 401-3230.

The Merger (Page 32)

On April 1, 2025, the Company entered into the Merger Agreement, by and among the Company, MDA Space, Merger Sub 1 and Merger Sub 2. Pursuant to the Merger Agreement, in the First Merger, Merger Sub 2 will merge with and into the Company, with the Company, as the surviving entity, becoming a wholly owned subsidiary of Merger Sub 1. In the Second Merger, Merger Sub 1 will then immediately merge with and into the Company, with the Company, again as the surviving entity, becoming an indirect wholly owned subsidiary of MDA Space.

As a result of the Merger, our shareholders will be entitled to receive the Merger Consideration in the First Merger consisting of cash in the amount of $2.10 (without interest) for each Ordinary Share held as of immediately prior to the Effective Time, subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement.

Treatment of Company Equity Awards and Warrants (Page 69)

Each unexercised “in-the-money” option to acquire Ordinary Shares that is outstanding under any of the Company’s stock equity plans, whether or not then vested or exercisable, will, by virtue of the First Merger, be converted into the right to receive a lump sum cash payment (without interest) equal to the product of  (a) the excess of  $2.10 over the exercise price per Ordinary Share for such option, and (b) the total number of Ordinary Shares underlying such option, less applicable withholding taxes required to be withheld with respect to such payment.

Each unexercised “out -of -the -money” option to acquire Ordinary Shares, whether or not vested or exercisable, will, by virtue of the First Merger, be cancelled for no consideration.

Additionally, each Ordinary Share that is outstanding under any of the Company’s stock equity plans subject to vesting, repurchase, or other lapse of restrictions (including any RSUs)  will, by virtue of the First Merger, vest in full and become free of restrictions and will be treated as an Ordinary Share that will be cancelled and converted into the right to receive $2.10 less applicable withholding taxes required to be withheld with respect to such payment.

Finally, each Warrant issued and outstanding immediately prior to the Effective Time will remain outstanding such that following the Effective Time, in accordance with the terms of such Warrant and automatically and without any required action on the part of the holder thereof, cease to represent an entitlement to receive Ordinary Shares on the exercise thereof and will become a Warrant exercisable for Merger Consideration such that each holder of the Warrants will have the right, upon exercise thereof, to purchase and receive from the Company, upon the basis and upon the terms and conditions specified in the applicable Warrant and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the amount of cash receivable upon the consummation of the transactions contemplated by the Merger Agreement, including the First Merger, that such holder of the Warrant would have received if such holder had exercised his, her or its Warrant immediately prior to the Effective Time.

For additional details, see “The Merger Agreement - Treatment of Company Equity Awards and Warrants” beginning on page 69.

The Special Meeting (Page 25)

Time and Place (Page 25)

The Special Meeting will be held on Tuesday, May 20, 2025, at 4:00 p.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel, or at any adjournments or postponements thereof.

Purpose (Page 25)

The Special Meeting is being held for the purpose of considering and voting on the proposal to approve the “Merger Proposal”, which includes approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration to be received by the Company’s shareholders in connection with the Merger; (iv) the acceleration of any outstanding options to acquire Ordinary Shares that are “in-the-money” and any outstanding RSUs, whether or not then vested or exercisable, and the conversion of such equity awards into the right to receive a lump-sum cash payment, subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement; (v) the purchase of a liability insurance policy providing coverage to the Company’s directors and officers for a period of seven years commencing at the Effective Time in accordance with the terms of the Merger Agreement; and (vi) all other transactions and arrangements contemplated by or ancillary to the Merger Agreement. The Special Meeting is also being held for the purpose of considering and voting on the proposal to approve the Adjournment Proposal.
Shareholders will also be asked to consider and, as applicable, vote upon, any other business that may properly come before the Special Meeting. The Company currently does not contemplate that any other matters will be considered at the Special Meeting.
Record Date (Page 25) and Quorum Requirements (Page 26)

You are entitled to vote at the Special Meeting if you owned Ordinary Shares at the close of business on April 14, 2025, the Record Date for the Special Meeting. As of March 31, 2025, there were 86, 849,556 Ordinary Shares issued and outstanding, each of which is entitled to one vote on each of the matters to be presented at the Special Meeting.
The quorum required for the Special Meeting for approval of the Merger Proposal and the Adjournment Proposal is at least two or more shareholders who are present, in person or by proxy or represented by their authorized persons, and who hold or represent in the aggregate 33-1/3% or more of the voting rights of the Company. Broker non-votes and abstentions will be treated as neither a vote “for” nor “against” any matter, although they will be counted as present in determining whether a quorum is present. Should no legal quorum be present within half an hour from the time appointed for the holding of the Special Meeting, the Special Meeting will be adjourned to the same day in the following week at the same time and place, or to such other day, time and place as the Board may indicate in a notice to our shareholders. At such adjourned meeting any number of shareholders shall constitute a quorum for the business for which the original Special Meeting was called.

Vote Required for Approval of the Merger Proposal and the Adjournment Proposal (Page 27)
Under the Articles and the Companies Law, the approval of each of the Merger Proposal and the Adjournment Proposal requires the affirmative vote of holders of at least a majority of the Ordinary Shares present, in person or by proxy (including by voting deed), and voting on the Merger Proposal and the Adjournment Proposal (not taking into consideration abstentions or broker non-votes), excluding, in the case of the Merger Proposal, any Ordinary Shares that are held by (i) MDA Space, Merger Sub 1 or Merger Sub 2; (ii) a person holding, directly or indirectly, either (a) 25% or more of the voting rights of MDA Space, Merger Sub 1 or Merger Sub 2, or (b) the right to appoint 25% or more of the directors of MDA Space, Merger Sub 1 or Merger Sub 2; or (iii) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by MDA Space, Merger Sub 1 or Merger Sub 2, which constitutes the Ordinary Majority. In addition to the Ordinary Majority requirement, approval the Merger Proposal is also subject to the requirement for a Special Majority, namely that either (A) the Ordinary Shares voting in favor of the Merger Proposal (excluding abstentions) include at least a majority of the Ordinary Shares voted by shareholders who are neither the Company’s controlling shareholders nor shareholders who have a personal interest in the Merger Proposal, or (B) the total number of Ordinary Shares held by non-controlling shareholders or anyone acting on their behalf and by shareholders who do not have a personal interest in the Merger Proposal that voted against the Merger Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half (i.e., 50%) or more of any one of the “means of control” of the Company or, if no other shareholder holds more than 50% of the voting rights of the Company, any shareholder that holds 25% or more of the voting rights of the Company. For purposes of holdings, two or more shareholders who have a personal interest in the approval of the same transaction are deemed to be joint holders. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company; or (ii) the right to appoint directors of the Company or its chief executive officer. A “personal interest” of a shareholder is: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not; but (2) excludes a personal interest arising solely from the fact of holding Ordinary Shares in the Company.
A controlling shareholder and any shareholder that has a personal interest are qualified to participate in the vote on the Merger Proposal and such vote will be counted towards the Ordinary Majority, however the vote of such shareholders will not be counted towards the Special Majority.
Every shareholder voting on the Merger Proposal is required to notify the Company whether such shareholder is a controlling shareholder or has a personal interest in the approval of the Merger Proposal. Accordingly, every shareholder voting by means of the enclosed proxy card, voting instruction form or online using the instructions on the enclosed proxy card will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and does NOT have a personal interest in the approval of the Merger Proposal. If you are a controlling shareholder or have a personal interest in approval of the proposal, please notify the Company’s VP Finance & Legal, Reut Tevet, at +972-8-939-3200 or via email at reut.tevet@satixfy.com. If your Ordinary Shares are held in “street name” by your broker, bank or other nominee and you are a controlling shareholder or have a personal interest in the approval of the proposal, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Voting and Proxies (Page 26)

You are entitled to receive notice of the Special Meeting and to vote at the Special Meeting if you are a shareholder of record at the close of business on the Record Date.

Any shareholder of record entitled to vote at the Special Meeting may vote in person by attending the Special Meeting or by submitting the enclosed proxy card. If your Ordinary Shares are registered directly in your name (or in the name of a trustee on your behalf) with our transfer agent, Continental Stock Transfer & Trust Company, of New York, N.Y., you are considered, with respect to those Ordinary Shares, to be the shareholder of record. In such case, these proxy materials are being sent directly to you (or to such trustee). As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to the Company, or to vote in person at the Special Meeting. Except as otherwise indicated on the form of proxy card, we will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Hamada Street, Rehovot 670315, Israel, or our transfer agent receives it in the envelope that will be provided, not later than 4:00 p.m. (Israel time) on May 18, 2025, which is forty-eight (48) hours before the time fixed for the Special Meeting, or such shorter period prior to the Special Meeting as the Chairman of the Special Meeting may determine.

If your Ordinary Shares are held through a bank, broker or other nominee that is a shareholder of record of the Company or which appears in the participant list of a securities depository, they are considered to be held in “street name” and you are the beneficial owner with respect to those Ordinary Shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote Ordinary Shares held by such beneficial owner at the Special Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your Ordinary Shares are held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those Ordinary Shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your Ordinary Shares. Because a beneficial owner is not a shareholder of record, you may not vote those Ordinary Shares directly at the Special Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your Ordinary Shares directly, giving you the right to vote the Ordinary Shares at the Special Meeting and an account statement showing that they held the Ordinary Shares in their account as of the Record Date. Shareholders who hold their Ordinary Shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 4:00 p.m. (Israel time) on May 18, 2025, which is forty-eight (48) hours before the time fixed for the Special Meeting (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of Ordinary Shares voted at the Special Meeting (unless the Chairman of the Special Meeting extends that deadline).

If you are a shareholder of record of the Company, any proxy that you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked in one of three ways:

•	you can send a written notice stating that you would like to revoke your proxy, which notice must be received in our offices at any time prior to the deadline for submitting a proxy card;

•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or

•
you can attend the Special Meeting and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairperson of the Special Meeting and then vote in person. Your attendance at the Special Meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to the Company in advance of the Special Meeting should be delivered to the Company’s principal executive offices c/o Ms. Reut Tevet, the Company’s VP Finance & Legal, at 12 Hamada Street, Rehovot 670315 Israel, or hand delivered to the Chairman of the Special Meeting at or before the taking of the vote at the Special Meeting.

If you are a beneficial owner and hold your Ordinary Shares in “street name” through a bank, broker or other nominee, you should contact your bank, broker or other nominee for instructions regarding how to change your vote.

Recommendation of the Board and Reasons for the Merger (Page 41)

The Board, upon the recommendation of the Special Committee and following approval of the Audit Committee: (i) determined that the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, the Company and its shareholders; (ii) adopted and approved the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement; (iii) determined that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of MDA Space and the Merger Subs in the Merger Agreement, no reasonable concern exists that, as a result of the Merger, the Company, as the surviving company, will be unable to fulfill its obligations to its creditors as a result of the Merger; and (iv) determined to recommend to the shareholders the approval of the Merger Agreement, the approval of the Merger and approval of all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement. The directors who may be deemed to have a personal interest (as defined under the Companies Law) in the Merger Proposal did not participate in the vote for adopting the foregoing resolutions.

The Board (excluding directors who may be deemed to have a personal interest (as defined under the Companies Law) in the Merger Proposal) unanimously recommends that you vote “FOR” the Merger Proposal.

   The Board considered many factors in making its determination that the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company and its shareholders and recommending that shareholders approve the Merger Agreement, Merger and all other transactions contemplated by the Merger Agreement.  In evaluating the Merger, the Board consulted with management and the Company’s outside legal and financial advisors and, in arriving at its determination the Board considered a variety of factors weighing positively in favor of the Merger, as described under “The Merger - Recommendation of the Board and Reasons for the Merger” beginning on page 41.

Opinion of the Company’s Financial Advisor (Page 47)

  The Company has engaged TD Securities (USA) LLC (“TD Cowen”) as the Company’s financial advisor in connection with the Merger.  As part of this engagement, TD Cowen delivered an opinion to the Board as to the fairness, from a financial point of view and as of the date of such opinion, of the Merger Consideration to be received by holders of Ordinary Shares (other than, as applicable, MDA Space, Merger Subs, and their respective affiliates) pursuant to the Merger Agreement. The full text of TD Cowen’s written opinion, dated April 1, 2025, which describes various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen, is attached as Annex B to this Proxy Statement and is incorporated herein by reference.  The summary of TD Cowen’s written opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.  TD Cowen’s analyses and opinion were prepared for and addressed to the Board and were directed only to the fairness, from a financial point of view, of the Merger Consideration.  TD Cowen’s opinion did not in any manner address the Company’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to other business strategies or transactions that might be available to the Company. The Merger Consideration was determined through negotiations between the Company and MDA Space and TD Cowen’s opinion did not constitute a recommendation to the Board on whether or not to approve the Merger and does not constitute a recommendation to any securityholder or any other person as to how to vote or act with respect to the Merger or otherwise. For more information, see the section of this Proxy Statement entitled “The Merger –Opinion of the Company’s Financial Advisor” beginning on page 47.

No Appraisal Rights (Page 55)

Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights or similar rights of dissenters in connection with the Merger. See the section entitled “The Merger - No Appraisal Rights” beginning on page 55.

Material Tax Consequences of the Merger (Page 60)

Material U.S. Federal Income Tax Consequences of the Merger

The Merger Consideration to be received by the Company’s U.S. Holders (as defined below) in the First Merger, consisting of cash in the amount of $2.10 (without interest) for each Ordinary Share held as of immediately prior to the Effective Time will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor about the particular tax consequences of the Merger to you.  See the section of this Proxy Statement entitled “The Merger - Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 60.

Material Israeli Tax Consequences of the Merger

The receipt of cash in exchange for your Ordinary Shares pursuant to the Merger Agreement will be a taxable transaction for Israeli tax purposes, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and your country of residence provides otherwise. If you are a non-Israeli resident, you may be eligible for an exemption from such Israeli tax. You should consult your tax advisor about the particular tax consequences of the Merger to you. See the section of this Proxy Statement entitled “The Merger - Material Israeli Tax Consequences of the Merger” beginning on page 63.

Regulatory Matters (Page 55)

The consummation of the Merger is conditioned on the receipt of regulatory approvals from each of the UK Investment Securities Unit for approval under the National Security and Investment Act 2021 of the United Kingdom and, if applicable at the time of the closing of the First Merger (the “Closing”), approval of a foreign direct investment under the Bulgarian Investment Promotion Act, as amended from time to time, by the Bulgarian Interdepartmental Council for the Screening of Foreign Direct Investments, on terms acceptable to MDA Space, acting reasonably and in good faith.
Under the Companies Law, the Company and the Merger Subs may not complete the Merger without first making the following filings and notifications to the Registrar of Companies of the State of Israel (the “Companies Registrar”): (i) the filing of a merger proposal by each of the Merger Subs and the Company with the Companies Registrar; (ii) notice of the filing of the merger proposals to secured creditors (which is inapplicable to the Merger Subs) and substantial creditors (which is inapplicable to the Merger Subs or the Company); (iii) notice to creditors through publication in newspapers; (iv) notice to workers; (v) notices to the Companies Registrar of notices to creditors by each of the Merger Subs and the Company; and (vi) notices to the Companies Registrar of the approval of the Merger by each of the merging companies’ shareholders. Under the Companies Law, the Merger cannot become effective until the later of the 50th day following the date of the filing of the merger proposals by both merging companies with the Companies Registrar and the 30th day following the date of receipt of shareholder approval of the Merger Proposal (the shareholders of the Merger Subs have approved the Merger Agreement).

Interests of Our Directors and Executive Officers in the Merger Proposal (Page 53)

In considering the recommendation of the Board with respect to the Merger Proposal, you should be aware that our directors and executive officers have interests in the Merger Proposal that may be different from, or in addition to, the interests of our shareholders in general, including, among other things:

•
the vesting of Price Adjustment Shares issued pursuant to the Business Combination Agreement and the Fifth Amendment to Credit Agreement (each as defined, and described more fully, below) held, directly or indirectly, by the controlling shareholder, certain shareholders and certain members of the Board;

•
the acceleration of any outstanding options to acquire Ordinary Shares that are “in-the-money” and any outstanding RSUs, whether or not then vested or exercisable, and the conversion of such equity awards into the right to receive a lump-sum cash payment, subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement. As of March 31, 2025, our directors and executive officers held RSUs that will be accelerated as described above and converted into the right to receive an aggregate amount equal to $3,405,156, subject to the withholding of any applicable taxes (all outstanding options to acquire Ordinary Shares that are “in-the-money” and are held by our directors and executive officers were fully vested as of March 31, 2025, and will not need to be accelerated); and

•	certain indemnification and insurance provisions provided in the Merger Agreement.

The Board was aware of these different or additional interests in determining to approve the Merger Proposal. Further, in determining to approve the Merger Proposal, the Board considered the approval of the Audit Committee and the recommendation of the Special Committee. Certain compensation arrangements relating to the Merger Proposal, as described in this Proxy Statement and the Merger Agreement, a copy of which is attached hereto as Annex A, were also approved by the Compensation Committee and will be voted upon as part of the Merger Proposal at the Special Meeting.

For additional details, see the section entitled “The Merger - Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 53.

Voting Support Agreements (Page 56)

In connection with the execution of the Merger Agreement, certain of our shareholders, directors and executive officers holding approximately 57%of our outstanding Ordinary Shares in the aggregate, have entered into Voting Support Agreements (as defined below) with MDA Space, pursuant to which they have, subject to the terms of each Voting Support Agreement, irrevocably agreed to vote “FOR” the Merger Proposal and against any competing proposal.

For more information, see the section entitled “The Merger - Voting Support Agreements” beginning on page 56.

Delisting and Deregistration of the Ordinary Shares

Following the Closing, the Ordinary Shares will be delisted from the NYSE American LLC and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will no longer be publicly traded.

Conditions to the Merger (Page 79)

The respective obligations of the parties to the Merger Agreement to effect the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Closing the following conditions:

•	the approval of the Merger Agreement by the Requisite Shareholder Approval;
•
that no governmental entity will have enacted, issued, promulgated, enforced, or entered any laws or orders that make illegal, enjoin, or otherwise prohibit consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

•	that all required regulatory approvals will have been obtained on terms acceptable to MDA Space, acting reasonably and in good faith.

The obligations of MDA Space and the Merger Subs to effect the Merger are subject to the satisfaction (or waiver where permissible pursuant to applicable law) at or prior to the Closing of the following additional conditions:
•
(a) our fundamental representations and warranties in respect of organization, standing and power, authority, non-contravention, subsidiaries, capitalization, equity awards, capital expenditures, non-arm’s length and related-person transactions, brokers, opinion of the Company’s financial advisor, tax returns and payment of taxes, tax withholding and deductions, government funding, source code and source code escrow arrangements, performance under certain material contracts and discharge and fulfillment of obligations of the Company thereunder, and the obtaining of certain governmental approvals are true and correct in all respects (except for de minimis inaccuracies) as of April 1, 2025 and the closing date of the First Merger (the “Closing Date”) (except those representations and warranties that address matters only as of a particular date, in which case such representations and warranties are true and correct in all respects (except for de minimis inaccuracies) as of that date); and (b) all of our other representations and warranties are true and correct as of April 1, 2025 and the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case they are true and correct as of such earlier date), except where any failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a company material adverse effect (as defined in the Merger Agreement, a “Company Material Adverse Effect”);

•	we have performed our obligations under the Merger Agreement in all material respects;
•	since the execution of the Merger Agreement, no Company Material Adverse Effect has occurred and is continuing; and
•	the delivery of our officer’s certificate certifying that the above conditions have been satisfied.

Our obligation to effect the Merger is subject to the satisfaction (or our waiver where permissible pursuant to applicable law) at or prior to the Closing of the following additional conditions:
•
(a) certain fundamental representations and warranties of MDA Space and the Merger Subs in respect of organization, standing and power, authority, non-contravention and financial advisor are true and correct in all respects (except for de minimis inaccuracies) as of April 1, 2025 and the Closing Date (except those representations and warranties that address matters only as of a particular date, in which case such representations and warranties are true and correct in all respects (except for de minimis inaccuracies) as of that date); and (b) all other representations and warranties of MDA Space and the Merger Subs are true and correct as of April 1, 2025 and the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case they are true and correct as of such earlier date), except where any failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on MDA Space;

•	each of MDA Space and each Merger Sub has performed its respective obligations under the Merger Agreement in all material respects; and
•	the delivery of an officer’s certificate by MDA Space certifying that the above conditions have been satisfied.

Go-Shop (Page 71)
During the period beginning on April 1, 2025 and continuing until 11:59 p.m. Eastern time on May 16, 2025 (the “Go-Shop Period”), we will, subject to compliance with the terms of the Merger Agreement, have the right to solicit, encourage, entertain, discuss and negotiate inquiries, proposals or offers in respect of, or which are reasonably expected to lead to, an “Acquisition Proposal” (as defined in the Merger Agreement) and take any other action with respect to an Acquisition Proposal expressly permitted by the Merger Agreement.
No Solicitation of Acquisition Proposals (Page 76)
We have agreed that, following the end of the Go-Shop Period, we will, and will direct our officers, directors, employees, representatives (including any financial or other advisors) and agents (referred to in this section of the Proxy Statement as “Representatives”) to immediately cease any and all existing discussions, communications or negotiations with respect to any Acquisition Proposal conducted prior to the end of the Go-Shop Period with any persons. In addition, subject to other terms of the Merger Agreement’s non-solicitation provisions and “Change in Recommendation” provisions, we have agreed that, following the end of the Go-Shop Period and until the earlier of the Effective Time or the termination of the Merger Agreement, we will not and will not permit our Representatives to, directly or indirectly: (i) solicit, assist, initiate, facilitate or knowingly encourage (including by furnishing information) any inquiry, proposal or offer that relates to or that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal; or (ii) engage, entertain, encourage or participate in any discussions or negotiations with any person (other than MDA Space and the Merger Subs) regarding any inquiry, proposal or offer that relates to or that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal.

In addition, we have agreed to promptly (and in any event within 24 hours) notify MDA Space if we receive or become aware of the receipt of  (x) any Acquisition Proposal, or (y) any inquiry, proposal or offer that relates to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or inquiry, proposal or offer, and the identity of the person making any such Acquisition Proposal or inquiry, proposal or offer. Furthermore, we have agreed to keep MDA Space reasonably informed of the status and terms of any such Acquisition Proposal, inquiry, proposal or offer and to provide to MDA Space copies of all material or substantive correspondences and documents related thereto.
In addition, we have agreed not to terminate, waive, amend or modify, or grant permission under, any standstill provision to which we are a party in connection with any Acquisition Proposal, without MDA Space’s prior written consent.
Board Recommendation Change (Page 76)
Unless the Merger Agreement explicitly states otherwise, the Merger Agreement prohibits us from:
•
withholding, withdrawing, amending or modifying in a manner adverse to MDA Space, or failing to make, the recommendation of the Board that the holders of our Ordinary Shares approve the Merger Agreement and the Merger (the “Board Recommendation”);

•	failing to include the Board Recommendation in this Proxy Statement;
•	approving or recommending an Acquisition Proposal;
•
failing to recommend against acceptance of any tender offer or exchange offer for our Ordinary Shares within five Business Days (as defined in the Merger Agreement) after the commencement of such offer;

•
failing to reaffirm (publicly, if MDA Space requests) the Board Recommendation within five Business Days after being requested by MDA Space or within five Business Days after a public announcement of an Acquisition Proposal, or making any public statement substantively inconsistent with the Board Recommendation;

•	entering into a written agreement in respect of an Acquisition Proposal;
•
resolving, agreeing or publicly announcing any intention to take any such actions described in the six bullet points immediately above (any action described in bullets one through six as further described in the Merger Agreement, a “Change in Recommendation”);

•
accepting, approving, endorsing, entering into or recommending, or proposing publicly to accept, approve, endorse or recommend, any inquiry, proposal or offer that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal; or

•	entering into any agreement in furtherance of any Acquisition Proposal or which may reasonable be expected to constitute or lead to, any Acquisition Proposal.

Notwithstanding the foregoing or anything to the contrary under the Merger Agreement, at any time prior to the receipt of the approval of our shareholders, we may effect a Change in Recommendation, enter into a written definitive agreement with respect to an Acquisition Proposal and terminate the Merger Agreement, in each case if:
•	we receive an Acquisition Proposal not resulting from a breach of our non-solicitation and matching right obligations under the Merger Agreement;

•
the Board concludes, in good faith after receipt of a recommendation by both the Special Committee and Audit Committee and after consultation with the Company’s financial advisors and outside legal advisors, that such Acquisition Proposal constitutes a Superior Proposal (as defined below) and, after, among other things, consultation with the Company’s outside legal advisors, that the failure to effect a Change in Recommendation is or would be inconsistent with the fiduciary duties of our directors under applicable law;

•
we provide MDA Space with: (i) a copy of the definitive agreement proposed to be entered into in respect of the Superior Proposal, together with any material financing documents relating to such Superior Proposal, if supplied to us; and (ii) our written confirmation that (a) the Board has determined that such Acquisition Proposal constitutes a Superior Proposal, and (b) we intend to enter into the definitive agreement in respect of the Superior Proposal;

•
at least five Business Days have elapsed from the date that is the later of: (i) the date on which MDA Space received written notice advising MDA Space that the Board has resolved to enter into a definitive agreement with respect to such Superior Proposal; and (ii) the date MDA Space has received all of the materials expressly specified in the bullet point immediately above (such period, as it may extended pursuant to the Merger Agreement, the “Matching Period”);

•	the person making the Superior Proposal acknowledges the terms of the agreements between us and MDA Space; and
•
if MDA Space offered to amend the terms of the Merger Agreement in accordance with the matching rights summarized below, the Board, after consultation with the Company’s financial and legal advisors, in good faith determined that the Acquisition Proposal continues to be a Superior Proposal.

During the Matching Period, MDA Space has the right to offer to amend the terms of the Merger Agreement. The Board will review any offer to amend the terms of the Merger Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties and in consultation with its financial and outside legal advisors, whether MDA Space’s amended offer would cause the Superior Proposal to cease to be a Superior Proposal, and, if not, what further changes are required in order to cause the Superior Proposal to cease to be a Superior Proposal, and advise MDA Space of same and allow it, within an additional three Business Days, to further amend its Acquisition Proposal. If the Board determines that the Acquisition Proposal does not continue to be a Superior Proposal compared to the Merger Agreement as it is proposed to be amended by MDA Space, the parties will amend the Merger Agreement to give effect to such amendment.

The term “Superior Proposal” means a written Acquisition Proposal from person(s) who are an arm’s length third party or parties, made after the date of the Merger Agreement, that: (a) did not result from the Company’s breach of its non-solicitation and matching right covenants described above; (b) is not subject to any financing contingency or any due diligence condition following the execution of the definitive agreement with respect to such Acquisition Proposal; and (c) the Board determines in good faith (after receipt of a recommendation by both the Special Committee and the Audit Committee and after consultation with the Company’s financial advisors and outside legal advisors) is more favorable from a financial point of view to the shareholders of the Company (taken as a whole) than the transactions contemplated by the Merger Agreement, after taking into account: (i) all relevant financial considerations; (ii) the identity of the third party making such Acquisition Proposal; (iii) the reasonable likelihood and timing of consummating such Acquisition Proposal; (iv) the other terms and conditions of such Acquisition Proposal; and (v) if proposed in accordance with the matching rights under the Merger Agreement, any revisions to the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement; provided, however, that, for purposes of the definition of “Superior Proposal”, the term “Acquisition Proposal” will have the meaning assigned to such term in the Merger Agreement, except that each reference to “15%” in such definition will be deemed to be a reference to “80%”.

Termination of the Merger Agreement (Page 80)

The Merger Agreement may be terminated at any time before the Closing by the mutual written agreement of MDA Space and the Company.

The Merger Agreement may also be terminated prior to the Closing by either us or MDA Space if:

•
the First Merger will not have been consummated on or before December 31, 2025 (the “End Date”); provided, however, that such right of termination will not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the Merger Agreement has been the cause of, or a primary contributing factor that resulted in, the failure of the First Merger to be consummated on or before the End Date;

•
any governmental entity of competent jurisdiction will have enacted, issued, promulgated, enforced, or entered any law or order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement, and such law or order will have become final and non-appealable; provided, however, that such right of termination will not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the Merger Agreement has been a contributing cause of the issuance, promulgation, enforcement, or entry of any such order; or

•
the Merger Agreement has been submitted to our shareholders for adoption at a duly convened meeting and the requisite approval will not have been obtained at such meeting; provided that such right of termination will not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the Merger Agreement has been a contributing cause, or resulted in, the failure to receive the Requisite Shareholder Approval.

The Merger Agreement may also be terminated by MDA Space prior to the Closing under any of the following circumstances:

•	if a Change in Recommendation has occurred;
•	if we have breached or failed to perform in any material respect our non-solicitation and matching right obligations under the Merger Agreement;
•
if we have breached any representation, warranty, covenant, or agreement such that any joint or MDA Space condition to the Closing would not be satisfied, and such breach is incapable of being cured by the End Date; or, if capable of being cured by the End Date, has not been cured prior to the time described in the Merger Agreement; provided that MDA Space will not have the right to terminate if MDA Space or any Merger Sub is then in breach of any representation, warranty, covenant, or obligation under the Merger Agreement that would cause any joint or Company condition to the Closing not to be satisfied; or

•	a Company Material Adverse Effect will have occurred.

The Merger Agreement may also be terminated by us prior to the Closing under any of the following circumstances:

•	following our compliance with our non-solicitation and matching right obligations under the Merger Agreement, we enter into a definitive agreement with respect to a Superior Proposal; or
•
if MDA Space or any of the Merger Subs has breached any representation, warranty, covenant, or agreement such that any joint or Company condition to the Closing would not be satisfied, and such breach is incapable of being cured by the End Date; or, if capable of being cured by the End Date, has not been cured prior to the time described in the Merger Agreement; provided that we will not have the right to terminate if we are then in breach of any representation, warranty, covenant, or obligation under the Merger Agreement that would cause any joint or MDA Space condition to the Closing not to be satisfied.

Termination and Breakup Fees (Page 81)

We will be required to pay the following fees in connection with the termination of the Merger Agreement:

•
a termination fee of $5,000,000, if the Merger Agreement is terminated due to a Change in Recommendation if a Superior Proposal was received on or prior to May 16, 2025 and the definitive agreement in respect of such Superior Proposal received on or prior to May 16, 2025 is entered into immediately following the Matching Period under the Merger Agreement;

•
a termination fee of $10,000,000, in all other circumstances described in the Merger Agreement, including: (a) in connection with our breach of the non-solicitation and matching right obligations under the Merger Agreement; (b) if the Merger Agreement is terminated by us for any other reason and at such time MDA Space is entitled to terminate the Merger Agreement due to a Change in Recommendation; and (c) in connection with our consummation of an Acquisition Proposal (whether or not the previously announced Acquisition Proposal) within twelve (12) months following the termination of the Merger Agreement, or our entry into a definitive agreement with respect to an Acquisition Proposal (whether or not the previously announced Acquisition Proposal) within such twelve (12) month period where such Acquisition Proposal is subsequently consummated (for the purposes of the last sentence, all references to “15%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%”); or

•
a breakup fee of $10,000,000 if the Merger Agreement is terminated by MDA Space due to our breach (other than any willful or intentional breach) of any representation, warranty, covenant, or agreement such that any joint or MDA Space condition to the Closing would not be satisfied, and such breach is incapable of being cured by the End Date; or, if capable of being cured by the End Date, has not been cured prior to the time described in the Merger Agreement.

MDA Space will be required to pay us a breakup fee of $10,000,000 if the Merger Agreement is terminated by us due to MDA Space’s breach (other than any willful or intentional breach) of any representation, warranty, covenant, or agreement such that any joint or Company condition to the Closing would not be satisfied, and such breach is incapable of being cured by the End Date; or, if capable of being cured by the End Date, has not been cured prior to the time described in the Merger Agreement.

Specific Performance (Page 82)

Each of the parties to the Merger Agreement will be entitled to injunction or any other form of specific performance or equitable relief, to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this Proxy Statement, contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected completion of the proposed Merger and the timing thereof, the satisfaction or waiver of any conditions to the proposed Merger, anticipated benefits, growth opportunities and other events relating to the proposed Merger, projections about the Company’s business and its future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following:

•	we may be unable to obtain the Requisite Shareholder Approval;
•	we may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the Merger;
•	the Merger may involve unexpected costs, liabilities or delays;
•	the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the Merger;
•
our business may suffer as a result of uncertainty surrounding the proposed Merger, diversion of management attention on Merger-related matters, disruption of current plans and operations, the potential difficulties in employee retention, and impact of the Merger on relationships with customers, distributors and suppliers;

•	the effect of the announcement or pendency of the Merger on the Company’s business relationships, operating results and business generally;
•	potential loss of customers or business or reduction in business with current customers due to the contemplated Merger;
•	the outcome of any legal proceedings related to the Merger;
•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;
•
other risks to consummation of the proposed Merger as discussed in this Proxy Statement, including the risk that the proposed Merger will not be consummated within the expected time period or at all, which may adversely affect our business and the price of the Ordinary Shares; and

•
other risks and factors disclosed in our filings with the SEC, including, but not limited to, risks and factors identified under such headings as “Risk Factors”, “Cautionary Statement Regarding Forward-Looking Statements” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 1, 2025 (the “Form 20-F”).

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 20, you should consider carefully the following risk factors in determining how to vote at the Special Meeting. The following is not intended to be an exhaustive list of the risks related to the Merger Proposal and you should read and consider the risk factors described under Part I, Item 3.D, “Key Information - Risk Factors” of the Form 20-F and incorporated by reference into this Proxy Statement.

The Merger may not be completed, due to the failure of the parties to achieve the Closing conditions or otherwise; such a failure could negatively impact our Ordinary Share price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain conditions to Closing described in the section entitled “The Merger Agreement - Conditions to the Merger” beginning on page 79 including, among others, that:

•	the approval of the Merger Agreement, the Merger and the consummation of the transactions contemplated by the Merger Agreement by the Requisite Shareholder Approval;
•	no governmental authority in any jurisdiction has by any law or order, restrained, enjoined or otherwise prohibited the consummation of the Merger;
•
expiration or termination of the applicable waiting period, or, where applicable, approvals have been obtained, and all notices to, filings with and consents of the applicable governmental authority have been made or obtained under all required governmental approvals;

•
at least 50 days will have elapsed after the filing of the merger proposals with the Companies Registrar and at least 30 days will have elapsed after the approval of the Merger Agreement, the Merger and the consummation of the transactions contemplated by the Merger Agreement by the Company’s shareholders has been received; and

•
no Company Material Adverse Effect (excepting any effects that, individually or in the aggregate, would not prevent or materially impair the Company from consummating the Merger or performing any of its material obligations under the Merger Agreement) will have occurred since April 1, 2025, and be continuing.

No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement - Termination of the Merger Agreement” beginning on page 80. If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed.

If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business and our financial position will likely be adversely affected. Under such a scenario, our directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work, and we will have incurred significant transaction costs, during the pendency of a failed transaction. In addition, our continuing business relationships with business partners and employees, and the market’s perceptions of our prospects, could be adversely affected, which could have a material adverse impact on the trading price of the Ordinary Shares.

We also could be subject to litigation related to any failure to complete the Merger. If these risks materialize, our financial condition, results of operations or prospects could be materially adversely affected.

Some of our directors and executive officers have interests that may be different from, or in addition to, the interests of our shareholders.

Certain of our directors and executive officers may have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of our other shareholders, which interests are described in the section entitled “The Merger - Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 53. These interests include, among other things, the vesting of the price adjustment shares (the “Price Adjustment Shares”) issued pursuant to that certain business combination agreement, dated as of March 8, 2022, by and among Endurance Acquisition Corp., the Company and SatixFy MS, as amended (the “Business Combination Agreement”) and pursuant to the Consent and Fifth Amendment to Credit Agreement, dated as of October 31, 2023 (the “Fifth Amendment to Credit Agreement”), to the Credit Agreement, dated February 1, 2022, among the Company, the lenders party thereto and Wilmington Savings Fund Society, FSB, as administrative agent, as amended (the “Credit Agreement”), the making of certain payments upon the termination of certain of our directors, the rights to accelerated vesting of equity awards, the honoring of the Company’s indemnification obligations under our charter documents or any existing indemnification agreement and coverage under a directors’ and officers’ liability insurance policy for a period of seven years commencing at the Effective Time.

The fact that there is a Merger pending could materially harm our business and results of operations.

While the Merger is pending, we are subject to a number of risks that may harm our business and results of operations, including:

•	the diversion of management and employee attention from implementing our growth strategy in our existing markets or in new markets that we are targeting;
•
the potential negative effect of the pendency of the Merger on our business, including uncertainty about the effect of the Merger on our employees, customers, suppliers and other parties, which may impair our ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with the Company;

•	the fact that we have and will continue to incur expenses related to the Merger prior to its closing;
•
our potential inability to respond effectively to competitive pressures, industry developments and future opportunities, in particular, given the restrictions on the conduct of the Company’s business during the interim period between signing and closing due to the pre-closing covenants in the Merger Agreement;

•	we could be subject to costly litigation associated with the Merger; and
•
our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger, which may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee or a breakup fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to our shareholders.

The Merger Agreement provides for a 45 calendar day Go-Shop Period beginning on the date of the Merger Agreement, during which we may, subject to compliance with the terms of the Merger Agreement, solicit, encourage, entertain, discuss and negotiate inquiries, proposals or offers in respect of potential alternative transactions. Thereafter and, until the Merger is consummated or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from soliciting, assisting, initiating, facilitating or knowingly encouraging or engaging in negotiations with respect to Acquisition Proposals or other business combinations. The Merger Agreement also provides MDA Space with certain matching rights in respect of certain alternative potential Acquisition Proposals. If the Company receives a definitive agreement with respect to a Superior Proposal during the Go-Shop Period and immediately after the respective Matching Period enters into such definitive agreement, we will be required to pay to MDA Space a termination fee of $5 million. In all other circumstances described in the Merger Agreement, including if MDA Space terminates the Merger Agreement due to our breach of our non-solicit obligations or, in certain cases, if we enter into an alternative transaction after termination of the Merger Agreement, we will be required to pay to MDA Space a termination fee of $10 million. Each of MDA Space and the Company are also subject to a mutual breakup fee of $10 million under other circumstances described in the section entitled “The Merger Agreement - Termination and Breakup Fees” beginning on page 81 and set forth in the Merger Agreement.

If the Merger is not consummated by the End Date under certain circumstances that may be beyond our control, either we or MDA Space will be entitled to choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain Closing conditions described in the section entitled “The Merger Agreement - Conditions to the Merger” and set forth in the Merger Agreement. The fulfillment of certain of these conditions is beyond our control, such as: (1) the receipt of the Requisite Shareholder Approval; (2) no governmental entity having jurisdiction over any party will have enacted any injunctions that prohibit consummation of the Merger or the other transactions contemplated by the Merger Agreement; and (3) the expiration or termination of the applicable waiting period, or, where applicable, approvals have been obtained, and all notices to, filings with and consents of the applicable governmental authority have been made or obtained under all required governmental approvals. If the Merger has not been completed by the End Date, either we or MDA Space may generally terminate the Merger Agreement, notwithstanding the prior receipt of the approval of the Merger by our shareholders, except that the right to terminate the Merger Agreement would not be available to a party that is in material breach of the Merger Agreement or whose actions or omissions, which constitute a breach of the Merger Agreement, are a principal cause of, or primarily result in, the failure of the Merger to be completed on or before that date. For more information on the End Date, please see the section entitled “The Merger Agreement - Termination of the Merger Agreement”.

There can be no certainty, nor can the Company provide any assurance, that the Requisite Shareholder Approval will be obtained. If such approval is not obtained and the Merger is not completed, the market price of the Ordinary Shares may decline.

Our shareholders could file lawsuits in the future challenging the Merger, which may delay or prevent the Closing, cause the Company to incur substantial defense or settlement costs, or otherwise adversely affect the Company.

As of the date of this Proxy Statement, there are no pending lawsuits challenging the Merger. However, potential plaintiffs may file lawsuits challenging the Merger. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the Merger and result in substantial costs to us, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the Merger is the absence of any provision of applicable law or order by any governmental entity that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Merger on the agreed-upon terms, then such injunction may prevent the Merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect our business, financial conditions, results of operations and cash flows.

The Company is subject to covenants in respect of the operation of its business which may prevent the Company from pursuing certain opportunities that may arise.

Pursuant to the Merger Agreement, the Company has agreed to certain interim operating covenants intended to ensure that the Company carries on business in the ordinary course consistent with past practice, except as required or expressly authorized by the Merger Agreement. These operating covenants cover a broad range of activities and business practices. Consequently, it is possible that a business opportunity will arise that is out of the ordinary course or is not consistent with past practices, and that the Company, subject to the consent of MDA Space, will not be able to pursue or undertake the opportunity due to its covenants in the Merger Agreement.

The Company is responsible for its costs related to the Merger, whether or not the Merger is completed.

Certain costs related to the Merger, such as legal, accounting and certain financial advisor fees, must be paid by the Company even if the Merger is not completed. The Company and MDA Space are each liable for their own costs incurred in connection with the Merger in accordance with the Merger Agreement. See also the risk factor above entitled “Our obligation to pay a termination fee or a breakup fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to our shareholders”.

Upon consummation of the Merger, our shareholders will no longer be shareholders of the Company.

Upon consummation of the Merger, each shareholder will cease to hold such shareholder’s Ordinary Shares and to have any rights as a holder of such Ordinary Shares other than the right to be paid the Merger Consideration in accordance with the Merger. If the Merger is successfully completed, the Company will no longer exist as an independent public company, and, as a result of the consummation of the Merger, shareholders will no longer have the opportunity to participate in the potential long-term benefits of the Company’s business, if any, notwithstanding the risks that the Company faces, to the extent that those potential benefits exceed the benefits reflected in the Merger Consideration to be received pursuant to the Merger.

PARTIES TO THE MERGER

Our Company

We are a company organized under the laws of the State of Israel. We are a company operating in the satellite communications industry with our own semiconductors, focused on designing chips, sub-systems and systems that serve the entire satellite communications value chain — from the satellite’s antenna payload subsystems to user terminals. We design chip technologies capable of enabling satellite-based broadband delivery to markets around the world. Since we commenced operations in June 2012, we have invested a substantial amount in research and development to create what we believe to be a very advanced solution of satellite communications chipsets and ground terminal.

Our Ordinary Shares are listed on the NYSE American LLC under the trading symbol “SATX”.

Our principal offices are located at 12 Hamada Street, Rehovot 670315, Israel.  The Company can be contacted at +(972) 8-939-3200.

MDA Space Ltd.

MDA Space is a company organized under the laws of Ontario, Canada, which was originally incorporated under the Business Corporations Act (Ontario) on June 2, 2020. On April 6, 2021, MDA Space and 2828330 Ontario Inc., a corporation incorporated under the OBCA, were amalgamated under the OBCA as part of certain transactions undertaken in connection with the closing of its initial public offering on the Toronto Stock Exchange. MDA Space is a technology and service provider to the space industry. MDA Space’s technologies and solutions are also deployed for defense and intelligence applications and space observation missions.

MDA Space’s common shares, no par value per share (“MDA Space Shares”), are listed on the Toronto Stock Exchange under the trading symbol “MDA”.

MDA Space’s principal offices are located at 7500 Financial Drive, Brampton, ON, Canada L6Y 6K7. MDA Space can be contacted at (647) 401-3230.

Merger Subs

The Merger Subs are companies organized under the laws of the State of Israel. Merger Sub 1 is an indirect wholly owned subsidiary of MDA Space that was formed on February 2, 2025, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub 2 is a wholly owned subsidiary of Merger Sub 1 that was formed on February 4, 2025, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Neither Merger Sub has engaged in any business activities other than in connection with the transactions contemplated by the Merger Agreement.

The principal offices of each Merger Sub are located at Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel. Each Merger Sub can be contacted at (647) 401-3230.

THE SPECIAL MEETING

General; Date; Time and Place

The Special Meeting will be held on Tuesday, May 20, 2025, at 4:00 p.m., Israel time, at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel, or at any adjournments or postponements thereof.

Purpose of the Special Meeting

The Special Meeting is being held for the purpose of considering and voting on the proposal to approve the Merger Proposal and the Adjournment Proposal.

Shareholders will also be asked to consider and, as applicable, vote upon, any other business that may properly come before the Special Meeting. The Company currently does not contemplate that any other matters will be considered at the Special Meeting.

Shareholders Entitled to Vote; Record Date

Only shareholders of record at the close of business on the Record Date shall be entitled to receive notice of and to vote at the Special Meeting (including any continuation, adjournment or postponement of the Special Meeting). Shareholders who, as of the Record Date, held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of Ordinary Shares held in street name. These proxy materials, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your Ordinary Shares, are being forwarded to beneficial owners by their bank, broker or other nominee that are considered the holder of record. Beneficial owners have the right to direct how their Ordinary Shares should be voted and are also invited to attend the Special Meeting but may not vote their Ordinary Shares in person at the Special Meeting without obtaining, prior to the Special Meeting, a legal proxy from such bank, broker or other nominee that authorizes them to vote their Ordinary Shares, and an account statement showing that they held the Ordinary Shares in their account as of the Record Date. Shareholders who hold their Ordinary Shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 4:00 p.m. (Israel time) on May 18, 2025, which is forty-eight (48) hours before the time fixed for the Special Meeting (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of Ordinary Shares voted at the Special Meeting (unless the Chairman of the Special Meeting extends that deadline).

Proxy materials for shareholders who, as of the Record Date, held Ordinary Shares registered directly in their name (or in the name of a trustee on their behalf) with the Company’s transfer agent, Continental Stock Transfer & Trust Company, are being sent directly to the shareholders (or to such trustee) by the transfer agent. As the shareholder of record, such shareholders can vote their Ordinary Shares by attending the Special Meeting or by completing and signing the enclosed proxy card. Except as otherwise indicated on the form of proxy card, we will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Hamada Street, Rehovot 670315, Israel, or our transfer agent receives it in the envelope that will be provided, not later than 4:00 p.m. (Israel time) on May 18, 2025, which is forty-eight (48) hours before the time fixed for the Special Meeting (or such earlier deadline as may be indicated on the voting instruction form), or such shorter period prior to the Special Meeting as the Chairman of the Special Meeting may determine.

As of March 31, 2025, there were 86,849,556 Ordinary Shares issued and outstanding, each of which is entitled to one vote on each of the matters to be presented at the Special Meeting.

Recommendation of the Board

After careful consideration, the Audit Committee and the Board (excluding directors who may be deemed to have a personal interest (as defined under the Companies Law) in the Merger Proposal) upon recommendation of the Special Committee (comprised solely of independent directors) has:

•	determined that the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, the Company and its shareholders;
•	adopted and approved the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement;
•
determined that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of MDA Space and Merger Subs in the Merger Agreement, no reasonable concern exists that, as a result of the Merger, the Company, as the surviving company, will be unable to fulfill its obligations to its creditors as a result of the Merger; and

•
determined to recommend to the shareholders the approval of the Merger Agreement, the approval of the Merger and approval of all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement.

The directors who may be deemed to have a personal interest (as defined under the Companies Law) in the Merger Proposal did not participate in the discussion and the vote for adopting the foregoing resolutions.

THE BOARD (EXCLUDING DIRECTORS WHO MAY BE DEEMED TO HAVE A PERSONAL INTEREST (AS DEFINED UNDER THE COMPANIES LAW) IN THE MERGER PROPOSAL) UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE MERGER PROPOSAL AND THE ADJOURNMENT PROPOSAL.

Quorum and Voting

Under the Articles and the provisions of the Companies Law, the quorum required for the Special Meeting for approval of each the Merger Proposal and the Adjournment Proposal is at least two or more shareholders who are present, in person or by proxy or represented by their authorized persons, and who hold or represent in the aggregate 33-1/3% or more of the voting rights of the Company. Broker non-votes and abstentions will be treated as neither a vote “for” nor “against” any matter, although they will be counted as present in determining whether a quorum is present. Should no legal quorum be present within half an hour from the time appointed for the holding of the Special Meeting, the Special Meeting will be adjourned to the same day in the following week at the same time and place, or to such other day, time and place as the Board may indicate in a notice to our shareholders. At such adjourned meeting any number of shareholders shall constitute a quorum for the business for which the original Special Meeting was called.

Voting Results

The overall results of the Special Meeting will be published following the Special Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the SEC.

Voting of Proxies and Voting Instructions Forms

Ordinary Shares held by Shareholders of Record

Shareholders of record can vote by using the enclosed proxy card, and that can be completed, signed, and returned in the enclosed envelope, or vote online using the instructions on the proxy card.

In the alternative to the foregoing voting methods, a proxy card may be presented by a registered shareholder in person to the chairperson of the Special Meeting in order to be counted towards the tally of votes at the Special Meeting. If you are a registered shareholder and attend the Special Meeting, you may vote in person, and if you so vote, your proxy will not be used.

Even if you plan to attend the Special Meeting, if you hold your Ordinary Shares in your own name as the shareholder of record, please vote your Ordinary Shares using a proxy. Properly executed proxies that do not contain voting instructions will not be voted in respect of the Merger Proposal and the Adjournment Proposal.

Ordinary Shares Held in “Street Name”

If your Ordinary Shares are held either in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial owner” of the Ordinary Shares held for you in what is known as “street name.” If this is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee. Shareholders who hold their Ordinary Shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. If you plan to attend the Special Meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your Ordinary Shares as of the Record Date, in order to be given a ballot to vote the Ordinary Shares in person at the Special Meeting.

Revoking or Changing Your Vote

If you are a shareholder of record, any proxy that you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked in one of three ways:

•	you can send a written notice stating that you would like to revoke your proxy, which notice must be received in our offices at any time prior to the deadline for submitting a proxy card;
•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or
•
you can attend the Special Meeting and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairperson of the Special Meeting and then vote in person. Your attendance at the Special Meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to the Company in advance of the Special Meeting should be delivered to the Company care of Ms. Reut Tevet, the Company’s VP Finance & Legal, at the Company’s registered office at 12 Hamada Street, Rehovot 670315 Israel, or hand delivered to the Chairman of the Special Meeting at or before the taking of the vote at the Special Meeting.

If you are a beneficial owner and hold your Ordinary Shares in “street name” through a bank, broker or other nominee, you should contact your bank, broker or other nominee for instructions regarding how to change your vote.

The Proxies

Nir Barkan, our Chief Executive Officer, and Oren Harari, our Chief Financial Officer, will serve as proxies for shareholders under the form of proxy to be provided with respect to the matters to be voted upon at the Special Meeting.

Vote Required for Approval of the Merger Proposal and the Adjournment Proposal

Under the Articles and the Companies Law, the approval of each of the Merger Proposal and the Adjournment Proposal requires the affirmative vote of holders of at least a majority of the Ordinary Shares present, in person or by proxy (including by voting deed), and voting on each of the Merger Proposal and the Adjournment Proposal (not taking into consideration abstentions or broker non-votes), excluding, in the case of the Merger Proposal, any Ordinary Shares that are held by (i) MDA Space, Merger Sub 1 or Merger Sub 2; (ii) a person holding, directly or indirectly, either (a) 25% or more of the voting rights of MDA Space, Merger Sub 1 or Merger Sub 2, or (b) the right to appoint 25% or more of the directors of MDA Space, Merger Sub 1 or Merger Sub 2; or (iii) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by MDA Space, Merger Sub 1 or Merger Sub 2, which constitutes the Ordinary Majority. In addition to the foregoing Ordinary Majority requirement, approval of the Merger Proposal is also subject to the requirement for a Special Majority, namely that either (A) the Ordinary Shares voting in favor of the Merger Proposal (excluding abstentions) include at least a majority of the Ordinary Shares voted by shareholders who are neither the Company’s controlling shareholders nor shareholders who have a personal interest in the Merger Proposal, or (B) the total number of Ordinary Shares held by non-controlling shareholders or anyone acting on their behalf and by shareholders who do not have a personal interest in the Merger Proposal that voted against the Merger Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half (i.e., 50%) or more of any one of the “means of control” of the Company or, if no other shareholder holds more than 50% of the voting rights of the Company, any shareholder that holds 25% or more of the voting rights of the Company. For purposes of holdings, two or more shareholders who have a personal interest in the approval of the same transaction are deemed to be joint holders. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company; or (ii) the right to appoint directors of Company or its chief executive officer. A “personal interest” of a shareholder is: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not; but (2) excludes a personal interest arising solely from the fact of holding Ordinary Shares in the Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the Merger Proposal and such vote will be counted towards the Ordinary Majority; however, the vote of such shareholders will not be counted towards the Special Majority.

Every shareholder voting on the Merger Proposal is required to notify the Company whether such shareholder is a controlling shareholder or has a personal interest in the approval of the Merger Proposal. Accordingly, every shareholder voting by means of the enclosed proxy card, voting instruction form or online using the instructions on the enclosed proxy card will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and does NOT have a personal interest in the approval of the Merger Proposal. If you are a controlling shareholder or have a personal interest in the approval of the Merger Proposal, please notify the Company’s VP Finance & Legal, Reut Tevet, at +972-8-939-3200 or via email at reut.tevet@satixfy.com. If your Ordinary Shares are held in “street name” by your broker, bank or other nominee and you are a controlling shareholder or have a personal interest in the approval of the Merger Proposal, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

In connection with the Merger, certain members of the Board (namely, Mr. Yoav Leibovitch and Mr. Richard Davis) and certain shareholders of the Company (namely, Ms. Simona Gat, Endurance Antarctica Partners, LLC and certain affiliates of Francisco Partners L.P.), who, in the aggregate, together with Mr. Leibovitch and Mr. Davis, hold approximately 57% of the outstanding Ordinary Shares) have informed the Board of their personal interest in approval of the Merger Proposal and the Adjournment Proposal due to their respective holdings of the Price Adjustment Shares. The Price Adjustment Shares are subject to vesting and forfeiture based upon the trading price of the Ordinary Shares meeting certain price targets or upon a change of control in the Company.  The closing of the Merger would constitute such a change of control.  See the section entitled “The Merger – Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 53. In addition, any shareholder of the Company as of the Record Date who is employed full time by the Company will be considered as having a personal interest in the approval of the Merger Proposal.

In light of those personal interests, in accordance with the provisions of the Companies Law, the Merger Proposal and the Adjournment Proposal were approved by the Audit Committee prior to being approved by the Board, which acted in accordance with the recommendation of the Special Committee appointed by the Board and comprised of three independent directors: Mary P. Cotton, Moshe Eisenberg and Yair Shamir. Certain compensation arrangements relating to the Merger Proposal, as described in this Proxy Statement and the Merger Agreement, a copy of which is attached hereto as Annex A, were also approved by the Compensation Committee and will be voted upon as part of the Merger Proposal at the Special Meeting.

Abstentions and broker non-votes will not be treated as having been voted in respect of the Merger Proposal or the Adjournment Proposal. Consequently, assuming a quorum is present at the Special Meeting, broker non-votes and abstentions will have no effect on the voting with respect to each of the Merger Proposal and the Adjournment Proposal.

Share Ownership of Directors and Executive Officers

As of March 31, 2025, directors and executive officers of the Company beneficially owned, in the aggregate, approximately 29.1% of the issued and outstanding Ordinary Shares. See the section entitled “Security Ownership of Certain Beneficial Owners and Management” beginning on page 83 for more details concerning the beneficial ownership of Ordinary Shares by our directors and executive officers. Certain directors and executive officers, who are also shareholders of the Company and owned an aggregate of 49,669,901 Ordinary Shares, representing approximately 57% of the issued and outstanding Ordinary Shares as of March 31, 2025, and each of Yoav Leibovitch, Simona Gat, Endurance Antarctica Partners, LLC, FP Credit Partners, L.P., FP Credit Partners Phoenix, L.P., FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P., shareholders of the Company who owned 21,903,349, 16,186,297, 5,673,849, 862,914, 216,430, 4,632,223 and 224,842 Ordinary Shares, respectively, representing 25.2%, 18.6%, 6.5%, 1.0%, 0.3%, 5.3%, and 0.3%, , respectively, of the issued and outstanding Ordinary Shares as of March 31, 2025, entered into Voting Support Agreements with MDA Space. For more information regarding the Voting Support Agreements, see “The Merger – Voting Support Agreements”.

Solicitation of Proxies

Proxies are being distributed by the Company to shareholders on or about April 15, 2025. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies for the Special Meeting from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. Arrangements also will be made with bankers, brokers and other nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Ordinary Shares held of record by those persons, and we will, if requested, reimburse the holders of record for their reasonable out-of-pocket expenses in so doing.

We have engaged Kingsdale Advisors to assist in soliciting proxies on our behalf. Kingsdale Advisors may solicit proxies personally, electronically or by telephone. We have agreed to pay Kingsdale Advisors a fee of $20,000 and reimburse them for certain out-of-pocket disbursements and expenses. We have also agreed to indemnify Kingsdale Advisors and its employees against certain liabilities arising from or in connection with the engagement.

Attending the Special Meeting

All shareholders, including joint holders, who held Ordinary Shares of record as of the close of business on April 14, 2025, the Record Date, and other persons holding valid proxies for the Special Meeting are entitled to attend the Special Meeting. All shareholders and their proxies should be prepared to present a valid photo identification. In addition, if you are a registered holder of Ordinary Shares, your name is subject to verification against the list of registered holders on the Record Date prior to being admitted to the Special Meeting. Shareholders who are not registered holders but hold Ordinary Shares through a bank, broker or other nominee in “street name” and wish to attend the Special Meeting should be prepared to provide proof of beneficial ownership as of the Record Date, such as a recent account statement as of the Record Date or similar evidence of ownership. A “street name” holder who wishes to vote his, her or its Ordinary Shares at the Special Meeting will be required to present a “legal proxy” from the bank, broker or other nominee through which the Ordinary Shares are held. If you do not provide photo identification or the foregoing documentation or comply with the other procedures outlined above upon request, you will not be admitted to the Special Meeting.

Delisting and Deregistration of the Ordinary Shares

Following the Closing, the Ordinary Shares will be delisted from the NYSE American LLC and deregistered under the Exchange Act, and will no longer be publicly traded.

Adjournments

Should no legal quorum be present within half an hour from the time appointed for the holding of the Special Meeting, the Special Meeting shall stand adjourned to Tuesday, May 27, 2025, at 4:00 p.m. Israel time at the same place, or to such other day, time and place as the Board may indicate in a notice to our shareholders. At such adjourned meeting any number of shareholders shall constitute a quorum for the business for which the original Special Meeting was called.

APPROVAL OF THE MERGER PROPOSAL

Proposed Resolution

At the Special Meeting, shareholders will be asked to consider and vote on the following proposal, which is more fully described elsewhere in this Proxy Statement:

“RESOLVED, to approve the Merger Proposal, which includes (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration to be received by the Company’s shareholders in connection with the Merger; (iv) the acceleration of any outstanding options to acquire Ordinary Shares that are “in-the-money” and any outstanding RSUs, whether or not then vested or exercisable, and the conversion of such equity awards into the right to receive a lump-sum cash payment, subject to the withholding of any applicable taxes and in accordance with the terms of the Merger Agreement; (v) the purchase of a liability insurance policy providing coverage to the Company’s directors and officers for a period of seven years commencing at the Effective Time in accordance with the terms of the Merger Agreement; and (vi) all other transactions and arrangements contemplated by or ancillary to the Merger Agreement (as all such terms are defined in the Company’s Proxy Statement dated April 7, 2025).”

Required Vote

See the section entitled “The Special Meeting - Vote Required for Approval of the Merger Proposal and the Adjournment Proposal” beginning on page 27 above.

Board Recommendation

THE AUDIT COMMITTEE AND THE BOARD (EXCLUDING DIRECTORS WHO MAY BE DEEMED TO HAVE A PERSONAL INTEREST (AS DEFINED IN THE COMPANIES LAW) IN THE MERGER PROPOSAL), UPON THE RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD COMPRISED SOLELY OF INDEPENDENT DIRECTORS, UNANIMOUSLY RECOMMEND THAT YOU VOTE “FOR” THE MERGER PROPOSAL.

THE MERGER

The description in this Proxy Statement of the Merger and all other transactions contemplated by the Merger Agreement is subject to, and is qualified in its entirety by reference to, the Merger Agreement, a copy of which is attached hereto as Annex A. We urge that you read the Merger Agreement carefully in its entirety.

Effect of the Merger

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Companies Law, if the transactions contemplated under the Merger Agreement are consummated, MDA Space will acquire the Company through the merger of Merger Sub 2 with and into the Company, with the Company as the surviving entity and becoming a wholly owned subsidiary of Merger Sub 1, and Merger Sub 1 then immediately merging with and into the Company. As a result, the Company again will be the surviving entity, and it will become an indirect wholly owned subsidiary of MDA Space.

As a result of the Merger, following the Closing, the Ordinary Shares will be delisted from the NYSE American LLC and deregistered under the Exchange Act and will no longer be publicly traded. If the Merger is completed, you will not own any share capital of the surviving company.

Effect on the Company if the Merger is Not Completed

If the Merger Agreement is not approved by the Company’s shareholders or if the Merger is not completed for any other reason, the Company’s shareholders will not receive any payment for their Ordinary Shares. Instead, the Company will remain an independent public company, the Ordinary Shares will continue to be listed and traded on the NYSE American LLC and registered under the Exchange Act, and the Company will continue to file periodic reports with the SEC. In addition, if the Merger is not completed, the Company expects that management will operate the business in a manner similar to that in which it is being operated today under liquidity constraints and that the shareholders will continue to be subject to the same risks and opportunities to which they are currently subject, including risks related to the highly competitive industry in which the Company operates and risks related to adverse economic or industry conditions.

Furthermore, if the Merger is not completed, and depending on the circumstances that caused the Merger not to be completed, the price of the Ordinary Shares may decline significantly. If that were to occur, it is uncertain when, if ever, the price of the Ordinary Shares would return to the price at which the Ordinary Shares trade as of the date of this Proxy Statement.

Accordingly, if the Merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your Ordinary Shares. If the Merger is not completed, the Board will continue to evaluate and review the Company’s business operations, strategic direction and capitalization, among other things, and will make such changes as are deemed appropriate. If the Merger Agreement is not approved by the Company’s shareholders or if the Merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Board will be offered or that the Company’s business, prospects or results of operations will not be adversely impacted.

Further, our financial statements for the year ended December 31, 2024, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Unless the Merger will take effect, our management expects us to continue to generate substantial operating losses and to continue to fund our operations primarily through the utilization of our current financial resources, sales of our products, and through additional raises of capital. As of December 31, 2024, we incurred accumulated losses of approximately $557 million. If the Merger is consummated, we expect that the proceeds and financial support provided through the transaction will alleviate the substantial doubt about our ability to continue as a going concern. A going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may also include an explanatory paragraph with respect to our ability to continue as a going concern if the Merger is not completed or if alternative funding sources are not secured.

In addition, we will be required to pay to MDA Space a termination or breakup fee, and MDA Space may be required to pay us a breakup fee, in certain circumstances. For more information, please see the section entitled “The Merger Agreement - Termination and Breakup Fees.”

Background of the Merger

The provisions of the Merger Agreement are the result of extensive negotiations among representatives of the Company and MDA Space, with the assistance of their respective legal and financial advisors. The following chronology summarizes the material meetings and events that led to the signing of the Merger Agreement, but it does not purport to catalogue every conversation and correspondence among representatives of the Company, MDA Space, and such parties’ respective affiliates and advisors.

The Board and management regularly review and discuss the performance, strategy, competitive position, opportunities, financial condition and prospects of the Company in light of the then-current business and economic environment, as well as developments in the industry in which the Company operates, and the opportunities and challenges facing participants in the Company’s industry. In addition, the Board and management from time to time review the possibility of pursuing various strategic alternatives and relationships as part of the Company’s ongoing efforts to strengthen its overall business and enhance value for shareholders.

In 2021, the Company and MDA Space first came into commercial contact in connection with various requests for proposals relating to the space industry. Following these interactions, MDA Space approached the Company to secure pricing for space grade chips in order to expand the product offering in MDA Space’s satellite systems business. Affiliates of each company ultimately entered into a Pricing and Pre-Purchase Agreement on January 27, 2022 (the “Pre-Purchase Agreement”) relating to the development, production and supply of space grade chips (including the Sx4000) developed by the Company. The Pre-Purchase Agreement initially provided the Company with a fully refundable $10 million pre-payment to be applied against MDA Space’s future purchases. Since then, the Company and MDA Space have entered into a number of additional commercial agreements (or otherwise amended their terms) which resulted in MDA Space becoming a major customer of the Company from 2023 onwards, representing approximately 14% and 20% of the Company’s revenue in 2023 and 2024, respectively. At the same time, the Board and management determined in early 2023 that, absent an immediate and large cash injection, the Company would be unable to meet its cash needs beginning in early 2024 and, over time, may be unable to continue as a going concern. This determination, combined with the Company’s plans to focus most development efforts on its space grade chips while seeking to cut unrelated costs, led the Board and management to consider divesting certain businesses, among other alternatives to raise proceeds to continue funding cash needs.

In 2023, the Company elected to streamline its business operations by divesting a non-core subsidiary, SatixFy Space Systems UK Ltd. (“SatixFy Space UK”). MDA Space was interested in acquiring SatixFy Space UK on terms attractive to the Company and, on June 2, 2023, the Company and MDA Space executed a non-binding letter of intent for the sale of all of the outstanding ordinary shares in SatixFy Space UK to an affiliate of MDA Space. In connection with the letter of intent, affiliates of the Company and MDA Space entered into an amendment to the Pre-Purchase Agreement and a security and guarantee agreement increasing the refundable pre-payment to be applied against MDA Space’s future purchases of space grade chips to $20 million. The refundable pre-payment was subsequently further increased to $25 million.

On August 30, 2023, the Company and an affiliate of MDA Space entered into a Share Purchase Agreement (as amended, the “Purchase Agreement”) for the sale of all of the ordinary shares in SatixFy Space UK to such affiliate of MDA Space. The Purchase Agreement included a no-shop provision prohibiting the Company from soliciting offers for a sale transaction involving the Company or certain of its affiliates or their respective assets through December 31, 2024.

In addition to finalizing the sale of SatixFy Space UK, in order to improve the Company’s liquidity situation, the Company concurrently negotiated four amendments and waivers to the Credit Agreement during the period from April 23, 2023 to October 31, 2023. The amendments and waivers provided for, among other things, the deferral of interest payments, the inclusion of interest payments otherwise payable to the principal amount of the Credit Agreement on a “payment in kind” basis and the waiver of certain financial and liquidity covenants.

The closing of the sale of SatixFy Space UK occurred on October 31, 2023. In connection with the closing, the Company and certain of its affiliates entered into certain agreements with MDA Space and certain of its affiliates, including a non-compete agreement, an investor rights agreement, a transition services agreement and license and escrow service agreements. In addition, MacDonald, Dettwiler and Associates Corporation, an affiliate of MDA Space (the “MDA Space Affiliate”) and the Company entered into a Master Purchase Agreement, dated October 31, 2023 (the “Master Purchase Agreement”), that replaced the Pre-Purchase Agreement and contemplated that the refundable pre-payment to be applied to MDA Space’s future purchases could, subject to certain conditions, be increased by a further $5 million to an aggregate total of $30 million. In connection with the refundable pre-payment and other obligations of the Company pursuant to the various commercial transactions, the Company granted a general security interest in favor of MDA Space for a period of three years, consistent with and subordinate to the security interest granted to the lenders under the Credit Agreement. The security interest was subsequently amended in January 2025, extending the term to the earlier of (i) March 31, 2027 or (ii) the satisfaction of all obligations under the relevant commercial agreements.

Following the sale of SatixFy Space UK, the Company continued to provide services to MDA Space, and representatives of the parties met on a regular basis to review hardware and software development progress in connection with ongoing and normal-course commercial arrangements. In addition, in accordance with the Investor Rights Agreement entered into with MDA Space in connection with the sale of SatixFy Space UK, MDA Space’s representative attended certain meetings of the Board as an observer. MDA Space’s representative did not attend any meetings of the Board at which the Merger or any related matter was discussed.

Over the course of 2024, the Board and the Company’s management continued to consider the Company’s prospects and how best to execute on its business plan. In addition to the significant capital needed to finance the development of the Company’s complex chips, the Board and management also noted the Company’s high debt service costs under the Credit Agreement (with a total principal amount including accrued interest of approximately $71 million outstanding as of December 31, 2024), including the Company’s anticipated difficulty in making principal payments under the Credit Agreement when it would mature in February 2026 (or earlier, if the Company were to default under the terms of the Credit Agreement without further amendments or waivers being negotiated).

Also over the course of 2024, MDA Space continued to discuss with the Company various commercial concerns. During one such conversation, MDA Space inquired if the Company would be willing to engage in discussions regarding an acquisition of the Company by MDA Space. Representatives of the Company advised that, should MDA Space be interested in acquiring the Company, MDA Space should provide the Board with a formal written offer.

On August 22, 2024, the Company received an unsolicited non-binding proposal from MDA Space to acquire all of the Company’s outstanding Ordinary Shares for $0.90 per Ordinary Share in cash, which implied an aggregate equity value for the Company of approximately $81 million, and the assumption or repayment of the Company’s debt under the Credit Agreement (the “MDA Space Proposal”).  The MDA Space Proposal represented an approximately 36% premium to the trading value of Ordinary Shares on the date on which the MDA Space Proposal was received. The MDA Space Proposal was signed by Mr. Michael Greenley, the Chief Executive Officer of MDA Space. Representatives of Citigroup Global Markets Inc. (“Citi”), MDA Space’s financial advisor, and representatives of Norton Rose Fulbright Canada LLP (“NRF”), MDA Space’s transaction counsel, were copied on the distribution.

On August 27, 2024, Mr. Yoav Leibovitch, the Chairman of the Board, responded to MDA Space by email to advise that, while he believed the MDA Space Proposal did not reflect an appropriate value for the Company, the Board and management would nonetheless consider the MDA Space Proposal.

Following receipt of the MDA Space Proposal, the Company asked MDA Space to provide certain clarifications with respect to the MDA Space Proposal, and Mr. Greenley replied to the Board on August 27, 2024 and September 4, 2024.

On August 28, 2024, as a result of receipt of the MDA Space Proposal, the Company initiated discussions with TD Cowen and other financial advisors with respect to the potential engagement of a financial advisor to the Company in connection with a possible sale, financing or other strategic transaction involving the Company.

 On September 5, 2024, the Board met to discuss, among other things, its response to the MDA Space Proposal and the potential engagement of a financial advisor to the Company in connection therewith. During the meeting, the Board, advised by its corporate counsel Sullivan & Worcester LLP (“Sullivan”), decided to form the Special Committee (provided that it was agreed that the Special Committee process, scope and responsibilities would also be based on an external legal opinion provided to the Special Committee members) comprised of Ms. Mary P. Cotton, Mr. Moshe Eisenberg and Mr. Yair Shamir, three independent directors, and the Special Committee then appointed Ms. Cotton to serve as chairperson. The Special Committee was tasked with the independent evaluation and recommendation and approval of the MDA Space Proposal in light of the personal interest of the Executive Chairman of the Board and controlling shareholder, Mr. Leibovitch, in the MDA Space Proposal, as described below in the section entitled “The Merger - Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 53. In light of Mr. Leibovitch’s personal interest, the Board also instructed management to engage an independent and reputable corporate law expert to opine on the duties and scope of the Special Committee as well as Mr. Leibovitch’s ability to participate in the negotiations with MDA Space. The Board, with the advice of legal counsel, considered the alignment of Mr. Leibovitch’s interest with the interests of the Company’s public shareholders and his strong incentive, as the Company’s largest shareholder, to conduct negotiations in a manner that would maximize the consideration for all of the Company’s shareholders. The Board also considered Mr. Leibovitch’s role in orchestrating the relationship with MDA Space and negotiating the sale of SatixFy Space UK, as well as his active role in other strategic initiatives as Executive Chairman of the Board. The Board authorized, in accordance with the aforementioned legal opinion, Mr. Leibovitch, Mr. Davis and certain members of the Company’s senior management to lead the negotiations with MDA Space (collectively, the “Company Negotiation Team”), and that the Company Negotiation Team work will be supervised by the Special Committee, to ensure that Mr. Leibovich’s interest does not affect the Board’s decision whether to approve and move forward with the MDA Space Proposal or not.

Also on September 5, 2024, Mr. Leibovitch requested that MDA Space waive the no-shop provisions granted to MDA Space as part of the commercial arrangements in connection with the sale of SatixFy Space UK.

On September 11, 2024, the Special Committee met again to discuss the engagement of a financial advisor to the Company. Following its review of proposals from several potential financial advisors, the Special Committee decided to recommend that the Company engage TD Cowen as the Company’s exclusive financial advisor.

In the ensuing weeks, representatives of both the Company and MDA Space had frequent formal and informal discussions regarding the MDA Space Proposal, including MDA Space’s ability to enhance value. These discussions occurred by phone call and in-person meetings and at a trade conference in Paris.

On September 18, 2024, the Special Committee met, with representatives of Sullivan present, to further discuss the MDA Space Proposal and receive updates from management regarding, among other things, ongoing discussions with MDA Space regarding the MDA Space Proposal.

On September 20, 2024, the Board approved the engagement of TD Cowen as the Company’s exclusive financial advisor in connection with a potential sale, financing or other strategic transaction involving the Company, and TD Cowen was formally engaged thereafter. On such date, the Board also approved the engagement of Prof. Assaf Hamdani, a professor of law at Tel Aviv University and a member of the European Corporate Governance Institute, to opine on the duties and scope of the Special Committee and Mr. Leibovitch’s ability to participate in the negotiations with MDA Space, as described above.

On September 22, 2024, MDA Space advised the Company that it would not waive the existing no-shop obligation to MDA Space under the Purchase Agreement, but would agree to an appropriate go-shop period after a definitive agreement in respect of the proposed business combination with MDA Space had been signed. MDA Space also offered to meet with the Company in London, England in early October 2024 to hold formal negotiations.

On September 23, 2024, the Special Committee held a meeting with management and representatives of GK Advisory (“Kleinhendler”), outside legal counsel to the Company, and TD Cowen.  Management updated the Special Committee on the status of the negotiations and discussed the Company’s relationship with MDA Space and the Company’s current contractual arrangements with MDA Space. The discussion also addressed the items outlined in the MDA Space Proposal, including considerations regarding process, timeline and valuation. The participants also discussed the Company’s existing no-shop obligation to MDA Space under the Purchase Agreement and the scope of a potential go-shop clause to be negotiated with MDA Space.

Following the September 23, 2024 meeting of the Special Committee and during the period of the Company’s discussions and negotiations with MDA Space, management discussed with representatives of TD Cowen the Company’s historical financial performance and potential future prospects.

On October 2, 2024, at the Company’s direction, representatives of TD Cowen held an introductory call with representatives of Citi to review and discuss the MDA Space Proposal.

Throughout this period, representatives of the Company and MDA Space continued to discuss their ongoing commercial relationship, which discussions often led to discussions concerning the terms of the MDA Space Proposal and a range of terms that each party might be willing to accept.

On October 17, 2024, at the Company’s direction, representatives of TD Cowen held a call with representatives of Citi to further discuss the MDA Space Proposal. This discussion focused on, among other things, the Company’s business prospects, the strategic rationale of the transaction and why the Company believed the MDA Space Proposal undervalued the Company.

On October 22, 2024, representatives of the Company and MDA Space met in the London offices of NRF to further discuss the MDA Space Proposal. MDA Space explained the rationale for its proposed purchase price per share, and the Company responded that the proposal did not appropriately value the Company. MDA Space offered to increase its proposed purchase price to $1.50 per share, all in the form of newly issued MDA Space Shares at a to-be-agreed-upon fixed exchange ratio. Representatives of the Company then advised the representatives of MDA Space that the Special Committee likely would consider the revised proposal to be insufficient. The representatives of MDA Space stated that MDA Space would further consider the matter.

On November 5, 2024, the Special Committee met, with representatives of Sullivan present, and the Company’s management provided an update to the Special Committee on the negotiations with MDA Space and MDA Space’s latest proposal of $1.50 per share, all in the form of MDA Space Shares. The members of the Special Committee agreed that the proposal was insufficient and discussed various aspects of the perceived value gap between the parties.  The Special Committee instructed management to continue negotiations with MDA Space.

During the following three weeks, representatives of the Company and MDA Space held frequent telephone calls discussing the value gap between the parties, including potential risks associated with a fixed exchange ratio transaction and ways to address the Company’s desire to solicit third-party alternative acquisition proposals for the Company when appropriate. During this period, management also held similar discussions with representatives of TD Cowen.

On November 24, 2024, MDA Space submitted a revised proposal (the “MDA Space Revised Proposal”) that assumed acceleration of nearly all in-the-money options and RSUs, and, based on MDA Space’s calculation of the Company’s fully-diluted share capital, implied a price of $2.10 per share, comprised of $0.60 in cash and $1.50 in MDA Space Shares, which ratio would be determined based on volume-weighted average trading levels prior to signing a definitive agreement and a collar to limit the parties’ exposure to potential movements in MDA Space’s stock price. The MDA Space Revised Proposal included the assumption or repayment by MDA Space of the Company’s outstanding debt. The MDA Space Revised Proposal represented a 153% premium to the price of the Ordinary Shares immediately prior to the date of the MDA Space Revised Proposal, a 218% premium to the price of the Ordinary Shares on the date of the initial MDA Space Proposal, and a 133% increase compared to the initial MDA Space Proposal.

On November 26, 2024, the Special Committee met (without Mr. Shamir, who was not able to attend). The Company’s management updated the Special Committee on the MDA Space Revised Proposal. Management and the Special Committee noted that the MDA Space Revised Proposal included a go-shop provision allowing the Company to explore alternative transactions until December 31, 2024, followed by a no-shop period from January 1, 2025 and until the signing of a definitive agreement while the parties continued to negotiate a transaction.

The members of the Special Committee discussed the terms of the MDA Space Revised Proposal, and requested the Company’s management to provide its views on the MDA Space Revised Proposal. Management recommended increasing the amount of cash to be received in the transaction given potential tax implications for Israeli shareholders and, to ensure an effective go-shop process, recommended a 45-day go-shop period following the execution of a definitive merger agreement.  The members of the Special Committee, management and representatives of TD Cowen discussed the desired cash-versus-equity ratio and go-shop process to be included in the Company’s counterproposal.  Following further discussions, the Special Committee decided to recommend that the Board reject the MDA Space Revised Proposal and that the Company prepare a counterproposal to MDA Space.  The counterproposal maintained the aggregate equity value implied by the MDA Space Revised Proposal, but included a consideration mix of 50% cash and 50% MDA Space Shares and a go-shop provision for the Company to explore alternative transactions for a period of 45 days after signing definitive documentation.

Also on November 26, 2024, Mr. Davis spoke with Mr. Greenley and other members of MDA Space management by phone, and they discussed the methodology used to calculate the $2.10 per share proposed purchase price, the Company’s desire to utilize a conventional go-shop provision after signing the definitive agreement, the ability to increase the cash component of the purchase price and the potential to convert the calculation of MDA Space Shares from an exchange ratio calculation to a fixed value calculation.

Through the end of November 2024 and the beginning of December 2024, representatives of the Company and MDA Space further discussed the MDA Space Revised Proposal, including MDA Space’s willingness to accept a fixed value calculation rather than an exchange ratio calculation, subject to a mutually agreeable collar. During this period, both parties, together with their respective legal and financial advisors, also engaged in multiple conversations and discussions regarding the liquidity of the MDA Space Shares.

On December 3, 2024, MDA Space delivered a further revised proposal (the “December 2024 Proposal”) to the Board, which implied an aggregate equity value for the Company of approximately $192 million, provided a 45-day go-shop following execution of a definitive agreement, and included a consideration mix of 40% cash and 60% MDA Space Shares. The December 2024 Proposal also contemplated exclusivity until February 3, 2025. The December 2024 Proposal continued to provide for the assumption or repayment by MDA Space of the Company’s debt.

Also on December 3, 2024, on behalf of MDA Space, representatives of Citi delivered an information request list to representatives of TD Cowen.  Later that day, the Special Committee held another meeting at which management presented the December 2024 Proposal received from MDA Space. The members of the Special Committee discussed the December 2024 Proposal with management and the Company’s advisors and decided to approve and recommend to the Audit Committee and the Board the approval of the December 2024 Proposal and the negotiation of a definitive transaction agreement based on the December 2024 Proposal.

Also on December 3, 2024, the Company retained Goldfarb Gross Seligman & Co. (“GGS”) as transaction counsel to the Company.

On December 4, 2024, the Audit Committee convened and discussed the December 2024 Proposal with management. Mr. Leibovitch then recused himself from the meeting and the members of the Audit Committee further discussed the December 2024 Proposal. The Audit Committee approved and recommended that the Board approve the December 2024 Proposal and the negotiation of a definitive transaction agreement based on the December 2024 Proposal.

On December 5, 2024, the Board convened and discussed the December 2024 Proposal with management. Mr. Leibovitch and the MDA Space board observer then recused themselves from the meeting, and the Board further discussed the December 2024 Proposal. The Board determined to approve the December 2024 Proposal and the negotiation of a definitive transaction agreement based on the December 2024 Proposal.

Also on December 5, 2024, the Company returned to MDA Space a signed copy of the December 2024 Proposal and a non-disclosure agreement to facilitate the exchange of preliminary confidential information and enable MDA Space to commence its due diligence investigations.

During the week of December 9, 2024, the Company provided MDA Space and its advisors with access to a virtual data room and continued to collect information from various functions and respond to additional due diligence requests from MDA Space and its advisors.

Between December 10, 2024 and the time of the signing of the Merger Agreement, representatives of MDA Space and its advisors conducted business, financial, accounting and legal due diligence of the Company and held meetings with members of management. Additionally, in parallel with MDA Space’s due diligence review and negotiation of a definitive agreement in respect of the December 2024 Proposal, the Company continued discussing its ongoing commercial relationship with MDA Space and the various existing commercial agreements between the parties.

On December 14, 2024, NRF distributed to the Company and GGS an initial draft of the Merger Agreement.

Between December 15, 2024, and December 20, 2024, GGS prepared, with assistance and input from management and the Special Committee, a high-level issues list summarizing the material issues, from the Company’s perspective, raised by MDA Space’s initial draft of the Merger Agreement. On December 20, 2024, GGS sent the issues list to NRF. On December 22, 2024, representatives of GGS and NRF and Kleinhendler met via teleconference to discuss the high-level issues list.

At around this time, the Company informed MDA Space that it would not be permitted to enter into a definitive agreement with MDA Space without providing a core customer of the Company (the “Subject Customer”) with 20 days’ advance notice of the Company’s intent to enter into a definitive transaction agreement. The Company requested that MDA Space waive the confidentiality provisions contained in the December 2024 Proposal to permit the Company to so inform the Subject Customer. MDA Space advised that it believed that it was premature to provide such a waiver given the numerous commercial issues that remained outstanding in respect of the Merger Agreement and that MDA Space would be willing to provide such a waiver when the Merger Agreement was further advanced.

During this period, representatives of MDA Space continued their due diligence review of the Company and held various video conference information sessions for the benefit of MDA Space.

Between December 22, 2024 and the time of the signing of the Merger Agreement, the parties’ advisors, either alone or with representatives of MDA Space and the Company, met by video conference multiple times and exchanged drafts of the Merger Agreement and issues lists. Core topics of discussion included the representations and warranties being requested by MDA Space; the purchase price calculation formula; terms and conditions for a reduced termination during the go-shop period; non-solicitation provisions; breakup fees; interim covenants; certain closing conditions; treatment of equity awards; and certain tax matters.

On December 27, 2024, the Special Committee held a meeting to discuss the proposed response to MDA Space’s initial draft of the Merger Agreement. In addition to the members of the Special Committee, the meeting was attended by the Company’s management, representatives from Sullivan, GGS and Kleinhendler. The members of the Special Committee discussed the material issues raised by the revised draft of the Merger Agreement. Following discussions with our management, the Special Committee approved distributing the revised draft to MDA Space. GGS returned the revised draft of the Merger Agreement to NRF on December 27, 2024.

On January 5, 2025, and January 6, 2025, the Company’s senior management and representatives of GGS and Kleinhendler discussed the latest issues list, and GGS shared the issues list, together with the Company’s proposed responses, with the Special Committee.

The parties then agreed to meet starting January 14, 2025, in London, England at NRF’s offices to discuss and attempt to resolve the various outstanding issues under discussion between the parties. Prior to the meeting and after an exchange of further issues lists, on January 13, 2025, GGS sent to NRF a revised draft of the Merger Agreement, and NRF sent to GGS a revised draft of the representations and warranties schedules.

Representatives and advisors from the Company and MDA Space met in London on January 14, 2025, to discuss their respective approaches and key issues, including, among other matters, approaches to value, deal certainty, responding to potential competing offers, regulatory and other approvals and closing conditions. In particular, the Company advised that it continued to believe that certain concessions sought by MDA Space eroded the value offered for the Company. In addition, MDA Space advised the Company of certain commercial issues identified during its due diligence review that it wished to investigate further. The parties ended their January 14, 2025 negotiations agreeing to consider each other’s positions and reconvene in the morning.

On January 15, 2025 and January 16, 2025, the parties held a discussion on the proposed representation and warranties schedules to the Merger Agreement, after which the parties continued their commercial discussions. After further consideration, MDA Space advised that it was willing to revise its proposal to provide for all-cash consideration (the “January 2025 Proposal”) instead of the mixed cash and stock consideration previously offered. Representatives from the Company believed that this significantly enhanced the value of the December 2024 Proposal and provided certainty of value. The January 2025 Proposal assumed full acceleration of all in-the-money options and RSUs and, based on the Company’s calculation of its fully-diluted share capital, implied a purchase price of $2.09 per share. The parties agreed to proceed on the basis of the January 2025 Proposal.

On January 21, 2025, the Special Committee held a meeting, with members of management present, to discuss the key issues raised during the negotiations in London, and management updated the Special Committee on the status of the negotiations. The Special Committee provided management with guidance on certain of the remaining open points and requested that another meeting of the Special Committee be held after the Company’s representatives held further discussions with MDA Space regarding open negotiation items.

On February 11, 2025, the Board convened with members of the Company’s management, representatives of the Company’s legal advisors and representatives of TD Cowen. At the meeting, the Company’s management updated the members of the Board on the status of the negotiations with MDA Space. TD Cowen reviewed with the Board certain preliminary financial information in connection with MDA Space’s potential proposal.

On February 12, 2025, the Company and MDA Space agreed that, while there remained a number of important commercial terms to be settled between the parties, that, in order to avoid unnecessary delay, should such remaining commercial matters be resolved, it was appropriate for the Company to engage the Subject Customer that required 20 days’ advance notice before the Company could enter into a definitive agreement with MDA Space. Accordingly, MDA Space agreed to provide a limited waiver to the confidentiality provisions contained in its January 2025 Proposal so that the Company could provide such notice to the Subject Customer.  This side letter agreement, which was approved by the Special Committee and the Board in their respective meetings held on February 11,  2025, also (i) brought forward certain go-shop/no-shop provisions in the draft Merger Agreement and (ii) included a breakup fee in the event that the Company entered into a definitive agreement with the Subject Customer within the twelve (12)-month period following the date of the side letter agreement.

On February 12, 2025, the Company informed the Subject Customer of the MDA Space proposal and requested the Subject Customer’s waiver of certain of the Company’s confidentiality obligations in order to facilitate MDA Space’s due diligence review of certain Subject Customer documentation. On February 25, 2025, the Subject Customer agreed to such documentation being provided to MDA Space.

During the following weeks, MDA Space continued its due diligence review, and the Company and MDA Space continued to negotiate the Merger Agreement and ancillary documents and discuss open due diligence matters.

On March 20, 2025, the Company Negotiation Team, together with GGS and Kleinhendler, met with representatives of TD Cowen and discussed potential Go-Shop third parties that could potentially make an Acquisition Proposal, as well as the plan of engaging with any such Go-Shop third parties and the materials to be provided.

The parties continued to discuss the January 2025 Proposal and, at around this time, MDA Space agreed to further enhance its offer by increasing the purchase price to $2.10 per share.

On March 27, 2025, the Special Committee and the Audit Committee held their respective meetings, with members of management present, and with participation of the Company’s legal and financial advisors. During the meetings, the participants discussed the status of the negotiations, key transaction terms and remaining open issues. On the same day, the Compensation Committee also held a meeting to discuss the compensation-related aspects of the Merger Agreement.

On March 30, 2025, the Special Committee met again with management and the Company’s legal advisors to consider the terms of the Merger Agreement, and the Special Committee determined to recommend the Merger Agreement and the transactions contemplated thereby to the Audit Committee and the Board, subject to finalization of the Merger Agreement and the receipt of certain deliverables by the Board. The Special Committee unanimously concluded that the proposed Merger would be fair to our shareholders and that entering into the Merger Agreement would be in the best interests of the Company, and recommended that the Audit Committee and the Board approve entering into the Merger Agreement and the consummation of the Merger and all other transactions contemplated by the Merger Agreement, subject to finalization of the Merger Agreement and the receipt of certain deliverables by the Board.

Also on March 30, 2025, after the meeting of the Special Committee, the Audit Committee met again with management and the Company’s legal and financial advisors to consider the terms of the Merger Agreement and the Audit Committee determined to approve the Merger Agreement and the transactions contemplated thereby, subject to finalization of the Merger Agreement and the receipt of certain deliverables by the Board.

The Audit Committee unanimously concluded that the proposed Merger would be fair to our shareholders and that entering into the Merger Agreement would be in the best interests of the Company, and recommended that the Board approve entering into the Merger Agreement and the consummation of the Merger and all other transactions contemplated by the Merger Agreement, subject to finalization of the Merger Agreement and the receipt of certain deliverables by the Board. Thereafter, the Compensation Committee met again with management and the Company’s legal and financial advisors, and, after considering certain compensation-related aspects of the Merger Agreement, unanimously approved such matters.

On March 31, 2025, the Board met with management and the Company’s legal and financial advisors to consider the Merger Agreement and the Special Committee’s and Audit Committee’s recommendation.  In particular, the Board considered the terms of the Merger Agreement, the negotiations that had transpired since September 2024 and the various concessions received from MDA Space, the go-shop process permitted to be undertaken under the terms of the Merger Agreement, the Company’s trading price , management’s financial projections for the Company, the Company’s future prospects, including its ability to continue as a going concern and execute on its strategies absent the proposed Merger, potential alternatives available to the Company, and the other matters set forth under the section entitled “The Merger - Recommendation of Our Board of Directors and Our Reasons for the Merger” below, beginning on page 41.  At this meeting, TD Cowen reviewed its preliminary financial analysis of the Merger Consideration with the Board.  In advance of this meeting, TD Cowen also provided for the Board a material relationships disclosure, which indicated no investment banking services to the Company unrelated to the Merger or to MDA Space during the approximately prior two-year period. After further discussion, the Board resolved to adjourn the meeting and reconvene the morning of the following day.

On April 1, 2025, the Board reconvened, with management and the Company’s legal and financial advisors in attendance. At this meeting, management and the Company’s legal counsel confirmed that there were no remaining outstanding points under the Merger Agreement, an execution version of which was provided to the Board.  Also at this meeting, TD Cowen reviewed its financial analysis of the Merger Consideration with the Board and delivered an oral opinion, confirmed by delivery of a written opinion dated April 1, 2025, to the Board to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, the Merger Consideration to be received by holders of Ordinary Shares (other than, as applicable, MDA Space, the Merger Subs, and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.  After further discussion, the Board unanimously resolved: (a) that the Merger is fair to the shareholders; (b) the Merger and the entering into of the Merger Agreement is in the best interests of the Company; and (c) to recommend that our shareholders vote in favor of the Merger Proposal.

Before the open of markets on April 1, 2025, the Company and MDA Space announced the execution of the Merger Agreement.

On April 1, 2025, concurrently with the execution of the Merger Agreement, the Company and the MDA Space Affiliate entered into Amendment #3 to the Master Purchase Agreement (“Amendment #3”) to, among other things, increase the pre-purchase amount set forth in the Master Purchase Agreement by an additional amount of $5,500,000 (such amount as amended under Amendment #3, the “Pre-Purchase Amount”) which will be payable by the MDA Space Affiliate to the Company in three installments, in accordance with the following milestones: $2,000,000 upon signing of Merger Agreement; $2,500,000 following the later of the end of the Go-Shop Period or the end of the Matching Period if no definitive agreement in respect of a Superior Proposal is to be entered into and the Merger Agreement has not been terminated; and $1,000,000 within five days of MDA Space’s receipt of shareholder approval of the Merger and the Merger Agreement.

Additionally, concurrently with the execution of the Merger Agreement, the Company, Wilmington Savings Fund Society, FSB, as administrative agent and the lenders party to the Credit Agreement entered into that certain Consent and Sixth Amendment to the Credit Agreement to record the lenders’ consent to the Company’s entry into the Merger Agreement and to amend the Credit Agreement to provide, among other things, for the payment-in-kind of certain specified interest payments.

Recommendation of the Board and Reasons for the Merger

At its meeting on April 1, 2025, the Board, upon the recommendation of the Special Committee and following approval of the Audit Committee: (i) determined that the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, the Company and its shareholders; (ii) adopted and approved the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement; (iii) determined that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of MDA Space and the Merger Subs in the Merger Agreement, no reasonable concern exists that, as a result of the Merger, the Company, as the surviving company, will be unable to fulfill its obligations to its creditors as a result of the Merger; and (iv) determined to recommend that shareholders approve the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement. The directors deemed to have a personal interest (as defined under the Companies Law) in the Merger Proposal did not participate in the vote adopting the foregoing resolutions. The Board (excluding directors who may be deemed to have a personal interest (as defined under the Companies Law) in the Merger Proposal) unanimously recommend that you vote “FOR” the Merger Proposal.

The Board considered many factors in making its determination that the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company and its shareholders and recommending that shareholders approve the Merger Agreement, Merger and all other transactions contemplated by the Merger Agreement.  In evaluating the Merger, the Board consulted with management and the Company’s outside legal and financial advisors and, in arriving at its determination, the Board considered a variety of factors weighing positively in favor of the Merger, including, but not limited to, the following:

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Attractive Premium. The Board’s belief that the Merger Consideration of $2.10 in cash per Ordinary Share represents a full and fair value for the Ordinary Shares that provides our shareholders with the opportunity to receive a significant cash premium of approximately 52% over the 30-day volume-weighted average price (“VWAP”) of the Ordinary Shares on March 31, 2025, the last trading day prior to the announcement of the Merger, and 218% over the trading price on the date of the initial MDA Space Proposal;

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Immediate Liquidity. The fact that the proposed Merger Consideration is all cash, providing the Company’s shareholders with certainty of value and immediate liquidity for their Ordinary Shares relative to the uncertain prospect that the trading value for Ordinary Shares would approach the Merger Consideration in the foreseeable future, especially when considering the risks and uncertainties inherent in our business;

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Company Business Risks. The Board’s familiarity with, and information provided by our management as to, our current and anticipated business condition, financial condition, results of operations, current business strategy and future prospects, as well as the risks involved in achieving those prospects and objectives under current competitive, industry, regulatory and market conditions, the nature of the markets in which we operate and our position in such markets and the potential impact of those factors on the trading price of our Ordinary Shares. The Board noted the challenges of continuing on the path of an independent public company, given ongoing business and liquidity risks, including the Company’s limited available capital and sources of capital compared to the Company’s large cash needs, our supply chain concerns and delays in bringing our products to market, ongoing geopolitical uncertainty, the high inflationary environment and that, absent a refinancing (which we may not be able to achieve on reasonable terms, if at all) there is a risk that we will be unable to pay our principal lender when our debt under the Credit Agreement becomes due in February 2026 (or earlier if we default under the Credit Agreement and are unable to negotiate further amendments or waivers). Given continued consolidation in the space industry and difficulties in accessing capital as a result of macroeconomic conditions, it is becoming increasingly challenging for smaller companies such as the Company to compete against larger industry participants with superior financial resources;

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Trading Price. The volatility and range of trading prices seen in the Ordinary Shares, including the 90% decline since the Company’s de-SPAC transaction in 2022 and the limitations on the liquidity of the Ordinary Shares. In particular, there can be no assurance, absent completion of the Merger, that the price of our Ordinary Shares will return to the level of the Merger Consideration in the near term, if at all. As a stand-alone public company, the Company would need to resolve its liquidity and operational issues in a highly competitive and uncertain environment before its share price is likely to return to the level of the Merger Consideration. Executing on these goals is expected to take many years;

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Most Favorable Offer. The Merger Agreement is the result of a rigorous negotiation process and includes terms and conditions the Board viewed as reasonable, with the oversight and participation of the Special Committee and Audit Committee and assistance of management and the Company’s legal and financial advisors. The Board believes that the Merger Consideration of $2.10 per Ordinary Share is more favorable to the Company’s shareholders than the potential value that might result from other alternatives reasonably available to the Company, including, but not limited to, acquisitions, dividends, and the continued operation of Company on a stand-alone basis in light of a number of factors, including the risks and uncertainties associated with those alternatives;

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Highest Consideration. The Board’s belief that the Merger Consideration represents the highest consideration that MDA Space was willing to pay as of the date of the Merger Agreement, with the Board basing this belief on the negotiations with MDA Space and a number of factors, including the implied premium described above, that the Merger Consideration represents a 133% enhancement to the initial MDA Space Proposal and, since the offer is all cash, certainty of value, and that the Board believes that any further negotiations with MDA Space could have caused delays or withdrawal of the offer;

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Limited Closing Conditions. The fact that the Merger Agreement contains limited and customary closing conditions which the Board believes are reasonable in the circumstances, including: (i) the absence of any financing conditions or related contingencies with respect to the Merger Consideration; (ii) the expectation that regulatory approvals are likely to be obtained, based on the analysis performed in this respect; and (iii) that MDA Space is not required to obtain shareholder approval for the Merger;

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Special Committee Oversight. The negotiation of the Merger Agreement was overseen and directed by the Special Committee, which is comprised entirely of independent directors. The Special Committee and the Board were advised by highly qualified financial and legal advisors. The Merger Agreement was unanimously recommended to the Board by the Special Committee and Audit Committee;

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Audit Committee. The approval of the Merger by the Audit Committee (in light of certain personal interests of certain of our executive officers and directors in the approval of the Merger) and recommendation by the Special Committee, prior to being considered by the Board;

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Available Alternatives. The Board considered possible alternatives to the acquisition by MDA Space that were reasonably available to us, including our continued operation as a stand-alone company, the potential benefits to our shareholders of these alternatives and the Board’s assessment that none of these alternatives were reasonably likely to create greater value for our shareholders within a reasonable period of time, taking into account risks of execution as well as market, industry, financial, business and competitive risks;

•	No Competing Offers. The fact that the Company had not received any written proposals from any potentially interested parties other than MDA Space as of the date of the Merger Agreement;

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Opinion of the Company’s Financial Advisor.  The financial presentation and opinion of TD Cowen, dated April 1, 2025, as to the fairness, from a financial point of view and as of the date of such opinion, of the Merger Consideration to be received by holders of Ordinary Shares (other than, as applicable, MDA Space, Merger Subs, and their respective affiliates) pursuant to the Merger Agreement, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen set forth in such opinion, as more fully described in the section entitled “ - Opinion of the Company’s Financial Advisor” beginning on page 47;

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Voting Support Agreements with Significant Supporting Securityholders. Significant shareholders who collectively hold approximately 57% of the outstanding Ordinary Shares entered into Voting Support Agreements pursuant to which they have agreed to irrevocably vote in favor of the Merger, which significantly reduces deal uncertainty;

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Go-Shop and Superior Proposal. The Board retains the ability to solicit Acquisition Proposals during the Go-Shop Period and the Merger Agreement does not prevent a third party from making an unsolicited Acquisition Proposal during or after the Go-Shop Period. Subject to compliance with the terms of the Merger Agreement, the Board has the ability to seek superior offers and is not precluded from considering or responding to an Acquisition Proposal at any time prior to the approval of the Merger by the Company’s shareholders, enabling the Company, subject to compliance with the terms of the Merger Agreement, including MDA Space’s right to match any third-party offer, to enter into a definitive agreement with respect to a Superior Proposal;

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Identity of MDA Space. The Board’s belief that MDA Space is an attractive counterparty with which to transact and in particular the comfort the Board has with MDA Space’s ability to close the Merger and its ability to obtain the required regulatory approvals in connection with the Merger, including the Company’s familiarity with MDA Space, MDA Space’s value proposition, MDA Space’s position in its market, and MDA Space’s financial position. The Board also considered that the Merger is otherwise expected to benefit the Company and its stakeholders, with MDA Space’s financial resources and subject matter expertise expected to overcome the near-term challenges faced by the Company as a result of limited liquidity and access to capital;

•
 Obligations to Creditors. As required under the Companies Law in connection with the approval of the Merger, the Board considered the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of MDA Space and Merger Subs in the Merger Agreement, determined that no reasonable concern exists that the Company, as the surviving company, will be unable to fulfill its obligations to its creditors as a result of the Merger;

•
Shareholder Vote. The fact that the affirmative vote of at least a majority of the Ordinary Shares present, in person or by proxy (including by voting deed) and voting on the Merger Proposal (not taking into consideration abstentions or broker non-votes) is necessary for the approval of the Merger Proposal, subject to the requirement that either (A) the Ordinary Shares voting in favor of the Merger Proposal (excluding abstentions) include at least a majority of the Ordinary Shares voted by shareholders who are neither the Company’s controlling shareholders nor shareholders who have a personal interest in the Merger Proposal, or (B) the total number of Ordinary Shares held by non-controlling shareholders or anyone acting on their behalf and by shareholders who do not have a personal interest in the Merger Proposal that voted against the Merger Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company; and

•
Timing. The fact that the Merger will result in detailed public disclosure and a substantial period of time prior to the convening of the Special Meeting to consider the approval and adoption of the Merger Proposal during which a competing proposal could be brought forth.

The Board also considered a number of other matters, some of which are countervailing factors and risks to us and our shareholders, relating to the Merger and the Merger Agreement, including the following:

•
Completion Risk. The possibility that the Merger may not be completed and the potential adverse consequences to us if the Merger is not completed, including the potential (i) loss of customers, suppliers and employees; (ii) reduction in our value; (iii) erosion of customer and employee confidence in us; and (iv) cost to us of pursuing the Merger and the temporary diversion of management;

•
Business Limits. The limitations imposed in the Merger Agreement on the conduct of our business during the pre-Closing period, our ability to solicit (after the Go-Shop Period) competing proposals, and the ability of the Board to change or withdraw its recommendation of the Merger;

•
Breakup Fee. The Board noted the possibility that the termination or breakup fee provisions of the Merger Agreement could have the effect of discouraging competing proposals for a business combination between us and a third party, but that such provisions are customary for transactions of this size and type. The Board considered that the amounts of the (i) termination fee, which amount is equal to $10 million, or approximately 5.2% of the equity value of the Company (or a reduced amount of $5 million, or approximately 2.6% of the equity value in case of our receipt of a Superior Proposal during the Go-Shop Period and entry into a definitive agreement with respect thereto immediately following the Matching Period), and (ii) the breakup fee, which amount is equal to $10 million, or approximately 5.2% of the equity value of the Company, are each within a reasonable range;

•
No Longer a Public Company. If the Merger is consummated, holders of our Ordinary Shares will receive the Merger Consideration in cash, we will no longer exist as an independent company, and accordingly, our shareholders will no longer participate in any future earnings or growth we may experience or any potential future appreciation in the value of our Ordinary Shares, and will not participate in any potential future sale of our business to a third party;

•
Personal Interests. The additional interests of certain members of the Board (namely, Mr. Yoav Leibovitch and Mr. Richard Davis) and certain shareholders of the Company (namely, Ms. Simona Gat, Endurance Antarctica Partners, LLC and certain affiliates of Francisco Partners L.P.), as described in the section entitled “The Merger - Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 53; and

•
Other Risks. The risks of the type and nature described under the section entitled “Risk Factors” beginning on page 21, and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 20.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but rather includes the material factors considered by the Board. The Board collectively: (i) determined that the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, the Company and its shareholders; (ii) adopted and approved the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement; (iii) determined that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of MDA Space and the Merger Subs in the Merger Agreement, no reasonable concern exists that, as a result of the Merger, the Company, as the surviving company, will be unable to fulfill its obligations to its creditors as a result of the Merger; and (iv) determined to recommend that shareholders approve the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement. In view of the many factors considered by the Board in connection with its evaluation of the Merger and the complexity of these matters, the Board did not consider it practical, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board. Rather, the Board considered all of these factors as a whole and made its recommendation based on the totality of the information available to the Board. In considering the factors discussed above, individual members of the Board may have given different weights to different factors and the factors are not presented in any order of priority.

This explanation of the Board’s reasons to recommend that our shareholders vote in favor of the Merger Proposal presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 20.

Certain Financial Projections

The Company’s management does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods given the significant unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain financial projections prepared by the Company’s management to the Special Committee and the Board in connection with their evaluation of the Merger and to the Company’s financial advisor, TD Cowen, for its use and reliance in connection with its analysis and opinion as more fully described under “ - Opinion of the Company’s Financial Advisor” beginning on page 47. The Financial Projections also were made available to MDA Space and its financial advisor. We refer to these financial projections as the Financial Projections.

The Financial Projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, including supply and demand trends and the status of, and expected revenues from, products and services, pricing of the Company’s products, trends impacting payroll and other costs, inflation and currency fluctuations, all of which are difficult to predict and many of which are beyond the Company’s control. The Financial Projections are subjective in many respects and thus are subject to periodic revisions based on actual experience and business developments. As such, the Financial Projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in this Proxy Statement, in our Form 20-F and the other reports furnished by the Company to the SEC. The Financial Projections are unaudited and were developed solely in connection with the evaluation of the Merger and should be read together with the historical financial statements of the Company, which have been filed with or furnished to the SEC and incorporated in this Proxy Statement, and the other information regarding the Company contained elsewhere or incorporated in this Proxy Statement. For more information, see the section entitled “Where You Can Find More Information” beginning on page 85. The Financial Projections cover multiple years and such information by its nature becomes less predictive with each successive year.

The Financial Projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with International Financial Reporting Standards, or IFRS, or the published guidelines of the SEC regarding projections. The Financial Projections included below were prepared by the Company’s management. None of the Company’s independent advisors has compiled, examined or performed any procedures with respect to the Financial Projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Financial Projections. Certain of the measures included in the Financial Projections may be considered non-IFRS financial measures. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for or superior to, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

The Financial Projections are based solely upon information available to the Company’s management as of the date on which they were prepared and estimates and assumptions made by the Company’s management as of such date. In addition, in order to achieve the Financial Projections, the Company’s management assumed that the Company would undertake an equity financing in the aggregate amount of $50 million for the Company to raise necessary significant additional capital, including for the restructuring of its existing debt. The Financial Projections do not give effect to the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that have been and may be incurred in connection with consummating the Merger, the potential synergies that may be achieved as a  result of the Merger, the effect on the Company of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that may have been taken had the Merger Agreement not been executed, but were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Financial Projections do not take into account the effect on the Company of any possible failure of the Merger to occur or any circumstances or events occurring after the date on which they were prepared.

For the foregoing reasons and considering that the Special Meeting will be held several months after the Financial Projections were prepared, readers of this Proxy Statement are strongly cautioned not to place undue reliance on the Financial Projections set forth below. The inclusion of the Financial Projections in this Proxy Statement should not be regarded as an indication that any of the Company, MDA Space, the Merger Subs or their respective affiliates, officers, directors, advisors or representatives considered or consider the Financial Projections to necessarily be predictive of actual future events, and the Financial Projections should not be relied upon as such. None of the Company, MDA Space, the Merger Subs or their respective affiliates, officers, directors, advisors or representatives can give any assurance that actual results will not differ from the Financial Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Financial Projections to reflect circumstances existing after the date on which they were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Projections are shown not to be appropriate. The Company does not intend to make publicly available any update or other revisions to the Financial Projections, except as required by law. None of the Company, MDA Space, the Merger Subs or their respective affiliates, officers, directors, advisors or representatives has made or makes any representation to any shareholder regarding the Financial Projections or the ultimate performance of the Company compared to the information contained in the Financial Projections or that forecasted results will necessarily be achieved.

The following table and other information below set forth certain information contained in the Financial Projections:

Selected P&L Items	Forecast FY 2025E	Forecast FY 2026E	Forecast FY 2027E	Forecast FY 2028E	Forecast FY 2029E
	($ in millions)
EBIT (1)	$(22.2)	$6.2	$17.0	$38.6	$48.2
Depreciation and Amortization	$0.7	$1.1	$1.9	$3.6	$5.3
Capital Expenditures	$(1.4)	$(2.5)	$(5.0)	$(10.0)	$(10.0)
Change in Net Working Capital	$6.8	$(42.6)	$(6.5)	$(6.4)	$(6.3)

(1)	For purposes of such table, EBIT represents earnings before interest and taxes.

The Financial Projections also included projected actual total revenue for 2024 of approximately $20.7 million, and projected total revenue for 2025 and 2026 of approximately $27.1 million and $65.0 million, respectively.

Opinion of the Company’s Financial Advisor

 The Company has engaged TD Cowen as its financial advisor in connection with the Merger.  As part of this engagement, the Board requested that TD Cowen evaluate the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Ordinary Shares (other than, as applicable, MDA Space, Merger Subs, and their respective affiliates) pursuant to the Merger Agreement.  At a meeting of the Board held on April 1, 2025, TD Cowen reviewed with the Board TD Cowen’s financial analysis of the Merger Consideration and delivered an oral opinion, confirmed by delivery of a written opinion dated April 1, 2025, to the Board to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, the Merger Consideration to be received by holders of Ordinary Shares (other than, as applicable, MDA Space, Merger Subs, and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of TD Cowen’s written opinion, dated April 1, 2025, which describes various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen, is annexed as Annex B to this Proxy Statement and is incorporated herein by reference.  The summary of TD Cowen’s written opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.  TD Cowen’s analyses and opinion were prepared for and addressed to the Board and were directed only to the fairness, from a financial point of view, of the Merger Consideration.  TD Cowen’s opinion did not in any manner address the Company’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to other business strategies or transactions that might be available to the Company.  The Merger Consideration was determined through negotiations between the Company and MDA Space and TD Cowen’s opinion did not constitute a recommendation to the Board on whether or not to approve the Merger and does not constitute a recommendation to any securityholder or any other person as to how to vote or act with respect to the Merger or otherwise.

In connection with its opinion, TD Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	an execution version, provided to TD Cowen on April 1, 2025, of the Merger Agreement;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to TD Cowen by the management of the Company;

•	certain internal financial forecasts, estimates and other information concerning the Company provided by the management of the Company;

•
discussions TD Cowen had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters that TD Cowen deemed relevant;

•	certain operating results of, and financial and stock market information for, the Company and certain other publicly traded companies that TD Cowen deemed relevant;

•	certain financial terms of the First Merger as compared to the financial terms, to the extent publicly available, of certain business combinations that TD Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that TD Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, TD Cowen, at the direction of the Board, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to TD Cowen by the Company or that was publicly available or was otherwise reviewed by TD Cowen.  TD Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness, or independent verification, of any such information.  TD Cowen relied upon the representations of the Company that all information provided to TD Cowen by the Company was accurate and complete in all material respects and TD Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which TD Cowen becomes aware after the date of TD Cowen’s opinion.

TD Cowen was advised, and assumed, that the financial forecasts, estimates and other information concerning the Company that TD Cowen was directed to utilize for purposes of its analyses and opinion were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company and the other matters covered thereby, and that such financial forecasts, estimates and other information provided a reasonable basis for its analyses and opinion.  TD Cowen relied on the assessments of the management of the Company as to, among other things, (i) the Company’s development and manufacturing of chips and digital satellite communications systems, its technology and other intellectual property and proprietary rights, including the viability of and risks associated with such technology and other intellectual property, and the trends and developments in the digital satellite communications industry impacting the Company and its business and operations and (ii) the liquidity needs of, and capital resources available to, the Company and contemplated financings expected to be undertaken by the Company to obtain the capital resources necessary for its business and operations, including the aggregate amount and timing of such financings.  TD Cowen assumed that there would be no developments with respect to any such matters that would have an adverse effect on the Company or the Merger or that otherwise would be meaningful in any respect to TD Cowen’s analyses or opinion.  TD Cowen expressed no opinion as to the financial forecasts, estimates and other information utilized in TD Cowen’s analyses or the assumptions on which they were based.

In addition, TD Cowen assumed that there had been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the dates of the last financial statements made available to TD Cowen.  TD Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of the Company or any other entity, nor was TD Cowen furnished with such materials.  TD Cowen did not conduct nor did TD Cowen assume any obligation to conduct any physical inspection of the properties or facilities of the Company or any other entity.  TD Cowen also did not evaluate the solvency or fair value of the Company or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters.  In addition, TD Cowen did not undertake an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which the Company or any other entity may be a party or subject.  TD Cowen’s opinion did not address any legal, tax, accounting or regulatory matters related to the Merger Agreement or the Merger, as to which TD Cowen assumed that the Company and the Board received such advice from legal, tax, accounting and regulatory advisors as each determined appropriate.

TD Cowen’s opinion addressed only the fairness of the Merger Consideration (to the extent expressly specified therein) from a financial point of view and as of the date of such opinion, without regard to individual circumstances of specific holders of the Company (whether by virtue of control, voting or consent, liquidity, contractual arrangements, vesting of shares or otherwise) that may distinguish such holders or the securities of the Company held by such holders, and TD Cowen’s opinion did not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of the Company or otherwise.  TD Cowen expressed no view as to any other aspect or implication of the Merger, including, without limitation, any voting and support agreement, vesting of price adjustment shares or other securities of the Company or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise.  TD Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by TD Cowen on the date of such opinion.  It should be understood that although subsequent developments may affect TD Cowen’s opinion, TD Cowen does not have any obligation to update, revise or reaffirm its opinion and TD Cowen expressly disclaimed any responsibility to do so.  As the Board was aware, the industry in which the Company operates and the Company’s business and securities have experienced and may continue to experience volatility and disruptions, and TD Cowen expressed no view as to any potential effects of such volatility or disruptions on the Company or the Merger.

TD Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board. In connection with its engagement, TD Cowen was not requested to, and did not, solicit third-party indications of interest in all or a part of the Company; however, as permitted by the terms of the Merger Agreement, the Board has requested that TD Cowen solicit third-party indications of interest in the Company during a specified period following announcement of the proposed Merger in accordance with the provisions of the Merger Agreement.

For purposes of rendering its opinion, TD Cowen assumed in all respects relevant to its analyses that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger would be satisfied without waiver thereof.  TD Cowen also assumed that the final form of the Merger Agreement would be substantially similar to the execution version reviewed by TD Cowen.  TD Cowen further assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that in the course of obtaining any such consents or approvals no restrictions would be imposed or waivers made that would have an adverse effect on the Company or the Merger.  In addition, TD Cowen assumed that the Merger would be consummated in a manner that complies with the provisions of applicable securities laws and all other applicable state, federal or foreign statutes, rules and regulations.

It was understood that TD Cowen’s opinion was intended for the benefit and use of the Board (in its capacity as such) in its evaluation of the Merger Consideration.  TD Cowen’s opinion did not constitute a recommendation to the Board on whether or not to approve the Merger and does not constitute a recommendation to any securityholder or any other person as to how to vote or act with respect to the Merger or otherwise.  TD Cowen expressed no opinion as to the actual value, price or trading range of Ordinary Shares or any other securities of the Company following announcement or consummation of the Merger.  TD Cowen was not requested to opine as to, and its opinion did not in any manner address, the Company’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to other business strategies or transactions that might be available to the Company.  In addition, TD Cowen was not requested to opine as to, and its opinion did not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Merger relative to the Merger Consideration or otherwise, (ii) the fairness of the Merger Consideration (other than as expressly specified in TD Cowen’s opinion) or the Merger to the holders of any class of securities, creditors or other constituencies of the Company or (iii) whether MDA Space or Merger Subs have sufficient cash, available lines of credit or other sources of funds for the payment of the Merger Consideration at the closing of the Merger.

Financial Analyses

The summary of the principal financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses performed by TD Cowen to arrive at its opinion.  Some of the summaries of TD Cowen’s financial analyses include information presented in tabular format.  In order to fully understand the financial analyses, the tables must be read together with the text of each summary.  The tables alone do not constitute a complete description of the financial analyses.  Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.  TD Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the Board certain assumptions on which such analyses were based and other factors, including the historical and projected financial results of the Company. All dollar amounts reflected in the financial analyses summarized below are in U.S. dollars.

Selected Public Companies Analysis.  TD Cowen reviewed selected financial and stock market information of the Company and the following ten publicly traded companies with operations in the space and satellite communications industry that TD Cowen considered generally relevant for purposes of analysis (collectively, the “selected companies”):

•	AST SpaceMobile, Inc.
•	BlackSky Technology Inc.
•	Intuitive Machines, Inc.
•	MDA Space Ltd.
•	Planet Labs PBC
•	Redwire Corporation
•	Rocket Lab USA, Inc.
•	SES S.A.
•	Spire Global, Inc.
•	Viasat, Inc.

TD Cowen reviewed, among other information, enterprise values, calculated as implied equity values based on closing stock prices on March 31, 2025 plus total debt and debt-like items, preferred equity and minority interests (as applicable), less cash and cash equivalents, as multiples of calendar year 2025 and calendar year 2026 estimated revenue.  Financial data of the selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information.  Financial and other data of the Company were based on financial forecasts, estimates and other information concerning the Company provided by the Company’s management, public filings and other publicly available information.

The overall low to high calendar year 2025 and calendar year 2026 estimated revenue multiples observed for the selected companies were 1.5x to 17.9x (with a mean of 4.5x and a median of 2.4x) and 1.5x to 23.1x (with a mean of 5.3x and a median of 1.9x), respectively.  TD Cowen applied selected ranges of calendar year 2025 and calendar year 2026 estimated revenue multiples derived from the selected companies of 2.5x to 3.5x and 2.0x to 3.0x, respectively, to corresponding data of the Company.

This analysis indicated the following approximate implied per share equity value reference ranges for the Company, as compared to the Merger Consideration:

Implied Equity Value Per Share Reference Ranges Based On:
Calendar Year 2025 Estimated Revenue	Calendar Year 2026 Estimated Revenue	Merger Consideration
$0.08 – $0.38	$0.77 – $1.47	$2.10

Although the selected companies were used for comparison purposes, none of those companies is directly comparable to the Company.  Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the selected companies or the Company.

Selected Precedent Transactions Analysis. TD Cowen reviewed financial data relating to the following 12 selected transactions involving target companies or businesses with operations in the space and satellite communications industry that TD Cowen considered generally relevant for purposes of analysis (collectively, the “selected transactions”):

Announced	Acquiror		Target
March 2025	•	Rocket Lab USA, Inc.	•	Mynaric AG
August 2024	•	Lockheed Martin Corporation	•	Terran Orbital Corporation
April 2024	•	SES S.A.	•	Intelsat S.A.
August 2023	•	BAE Systems plc	•	Ball Corporation (Ball Aerospace business)
December 2022	•	L3Harris Technologies, Inc.	•	Aerojet Rocketdyne Holdings, Inc.
December 2022	•	Advent International, L.P.	•	Maxar Technologies Inc.
November 2021	•	Viasat, Inc.	•	Inmarsat plc
September 2021	•	Spire Global, Inc.	•	exactEarth Ltd.
March 2021	•	5N Plus Inc.	•	AZUR SPACE Solar Power GmbH
October 2020	•	Parsons Corporation	•	Braxton Science & Technology Group, LLC
June 2020	•	Maxar Technologies Inc.	•	Vricon, Inc.
December 2019	•	Northern Private Capital Ltd.	•	MDA Space Ltd.

TD Cowen reviewed transaction values, based on the consideration paid or payable in the selected transactions plus total debt and debt-like items, preferred equity and minority interests (as applicable), less cash and cash equivalents, as a multiple of the latest 12 months revenue of the target companies or businesses involved in such transactions as of the announcement date of the applicable selected transaction.  Financial data of the selected transactions were based on public filings and other publicly available information.  Financial and other data of the Company were based on financial forecasts, estimates and other information concerning the Company provided by the Company’s management, public filings and other publicly available information.

The overall low to high latest 12 months revenue multiples observed for the selected transactions were 1.5x to 8.5x (with a mean of 3.4x and a median of 2.6x).  TD Cowen applied a selected range of latest 12 months revenue multiples derived from the selected transactions of 2.0x to 4.0x to the latest 12 months (as of December 31, 2024) revenue of the Company.

This analysis indicated the following approximate implied per share equity value reference range for the Company, as compared to the Merger Consideration:

Implied Equity Value Per Share Reference Range	Merger Consideration
$0.00 - $0.25	$2.10

Although the selected transactions were used for comparison purposes, none of those transactions or companies or businesses involved in those transactions is directly comparable to the Merger or the Company.  Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics and other factors that could affect the acquisition or other values of such transactions or the companies or businesses involved in such transactions.

Discounted Cash Flow Analysis.  TD Cowen performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during fiscal years ending December 31, 2025 through December 31, 2029 based on financial forecasts, estimates and other information concerning the Company provided by the Company’s management.  For purposes of this analysis, the Company’s estimated net operating losses and an assumed $50 million equity financing per the Company’s management were taken into account.  TD Cowen calculated implied terminal values for the Company by applying to the Company’s fiscal year 2029 estimated revenue a selected range of terminal revenue multiples of 2.5x to 3.5x.  The present values (as of December 31, 2024) of the cash flows and terminal values were then calculated using a selected range of discount rates of 17.75% to 19.75%.

This analysis indicated the following approximate implied per share equity value reference range for the Company, as compared to the Merger Consideration:

Implied Equity Value Per Share Reference Range	Merger Consideration
$1.29 – $2.18	$2.10

Certain Additional Information

TD Cowen also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including historical closing prices of the Ordinary Shares during the 52-week period ended March 31, 2025, which indicated low and high closing prices of the Ordinary Shares of $0.52 per share and $2.00 per share, respectively.

Miscellaneous

The summary set forth above does not purport to be a complete description of all the analyses performed by TD Cowen.  The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description.  TD Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.  Accordingly, notwithstanding the separate factors summarized above, TD Cowen believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion.  In performing its analyses, TD Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company.  The analyses performed by TD Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.  In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold.  Accordingly, such analyses and estimates are inherently subject to uncertainty and are based upon numerous factors or events beyond the control of the parties or their respective advisors.  None of the Company, TD Cowen or any other person assumes responsibility if future results are materially different from those projected.  The analyses performed by TD Cowen and its opinion were only one among many factors taken into consideration by the Board in evaluating the Merger Consideration and should not be considered as determinative of the views of the Board or the Company’s management with respect to the Merger, the consideration payable in the Merger or otherwise.

TD Cowen was selected by the Company to act as financial advisor to the Company in connection with the Merger because TD Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, TD Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

TD Cowen is acting as financial advisor to the Company in connection with the Merger and will receive from the Company for such services an aggregate fee currently estimated to be approximately US$4 million, of which a portion was payable in connection with TD Cowen’s opinion regardless of the conclusion reached therein and approximately US$3.5 million is payable contingent upon consummation of the Merger.  In addition, the Company has agreed to reimburse TD Cowen’s expenses, including fees and expenses of counsel, and to indemnify TD Cowen for certain liabilities, including liabilities under federal and other securities laws, that may arise out of TD Cowen’s engagement.

As the Board was aware, although TD Cowen as of the date of its opinion was not providing, and during the two years preceding the date of its opinion had not provided, financial advisory and/or investment banking services to the Company unrelated to the Merger or to MDA Space for which TD Cowen or its affiliates have received compensation, TD Cowen in the future may provide services to the Company, MDA Space and/or their respective affiliates and would expect to receive compensation for such services, if provided.

TD Cowen and its affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of their investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.  In the ordinary course of business, TD Cowen and/or its affiliates or employees hold or at any time may hold long or short positions, and trade or may trade or otherwise effect transactions, in debt, equity, equity-linked and/or other securities or loans of the Company, MDA Space and/or their respective affiliates for the accounts of TD Cowen and/or its affiliates or employees and for the accounts of customers.  As of March 31, 2025, TD Cowen and/or its affiliates held, for their own account, warrants to purchase Ordinary Shares (which warrants were out-of-the money at March 31, 2025) and less than 1% of MDA Space common shares outstanding at March 31, 2025 with an aggregate value of approximately $4.5 million based on the closing price of MDA Space common shares and applicable exchange rate on March 31, 2025. TD Cowen and its affiliates also conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including matters with respect to the Merger or the Company, MDA Space and/or their respective affiliates.  The issuance of TD Cowen’s opinion was approved by TD Cowen’s fairness opinion review committee.

Interests of our Directors and Executive Officers in the Merger Proposal

When considering the recommendation of the Board to vote in favor of the Merger Proposal, you should be aware that certain of our directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of our other shareholders generally (for purposes hereof, our directors and executive officers are those individuals listed under “Item 6. – A. Directors and Senior Management” of the Form 20-F). The Board was aware of and considered these interests, among other matters, in evaluating the Merger, in determining to approve the Merger Agreement and all other transactions contemplated thereby and in recommending to shareholders that they approve the Merger, the Merger Agreement and all other transactions contemplated thereby. Further, in determining to approve the Merger Proposal, the Board considered the approval of the Compensation Committee of certain of the foregoing arrangements and their recommendations for the Board to approve such arrangements. The directors with a personal interest did not participate in the consideration and approval of the Merger Proposal.

These interests include the following:

Price Adjustment Shares. In connection with the Merger, certain members of the Board (namely, Mr. Yoav Leibovitch and Mr. Richard Davis) and certain shareholders of the Company (namely, Ms. Simona Gat, Endurance Antarctica Partners, LLC and certain affiliates of Francisco Partners L.P.) have informed the Board of their personal interest in approval of the Merger Proposal due to their respective holdings of Price Adjustment Shares. Under the terms of the Business Combination Agreement and the Fifth Amendment to Credit Agreement, which were already duly approved on February 14, 2022, and October 31, 2023, respectively, the Price Adjustment Shares vest upon the trading price of the Ordinary Shares meeting certain price targets or upon a change of control in the Company. The closing of the Merger would constitute such a change of control. In addition, any shareholder of the Company as of the Record Date who is employed full time by the Company will be considered as having personal interest in approval of the Merger Proposal.

Below is the number of Price Adjustment Shares held by the holders thereof.

•	Mr. Yoav Leibovitch – 18,000,000;
•	Ms. Simona Gat – 9,000,000;
•	Endurance Antarctica Partners, LLC (the “Sponsor”) – 500,000; and
•	Affiliates of Francisco Partners L.P. – 1,000,000.

Mr. Davis shares voting and investment control over Ordinary Shares held by the Sponsor by virtue of his shared control of the Sponsor.

The Price Adjustment Shares vest upon three price adjustment achievement dates: (i) one-third of the Price Adjustment Shares will vest if at any time within 30 days after the date of effectiveness of the Registration Statement on Form F-1 (File No. 333-268510), as amended, filed by the Company and declared effective by the SEC on January 23, 2023 (the “Registration Statement”) and within the 10-year period following the closing of the Business Combination Agreement (the “BC Closing”), the VWAP of our Ordinary Shares is greater than or equal to $12.50 for any seven trading days within a period of 30 consecutive trading days; (ii) one-third of the Price Adjustment Shares will vest if at any time within 30 days after the date of effectiveness of the Registration Statement and within the 10-year period following the BC Closing, the VWAP of our Ordinary Shares is greater than or equal to $14.00 for any seven trading days within a period of 30 consecutive trading days; and (iii) one-third of the Price Adjustment Shares will vest if at any time within 30 days after the date of effectiveness of the Registration Statement and within the 10-year period following the BC Closing, the VWAP of our Ordinary Shares is greater than or equal to $15.50 for any seven trading days within a period of 30 consecutive trading days.

The Ordinary Share price targets will be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalization, reclassifications, combinations, exchanges of shares and other similar changes or transactions to our Ordinary Shares occurring on or after the BC Closing. In the event of a Company change in control transaction within 10 years following the BC Closing, all of the unvested Price Adjustment Shares not earlier vested will vest immediately prior to the closing of such change in control. If the Price Adjustment Shares do not vest according to the achievement dates in the Business Combination Agreement, or if a change of control has not occurred after the BC Closing and prior to the date that is 10 years following the BC Closing, then any unvested Price Adjustment Shares will automatically be forfeited back to us for no consideration.

Compensation to RaySat, Mr. Leibovitch’s Service Company. Under the Merger Agreement, the Company will be required to terminate, effective as of the Effective Time, the engagement of all members of the Board (other than members of the Board that MDA Space identifies it desires to remain in such capacity). Under a services agreement with RaySat (“RaySat”), a company through which Mr. Leibovitch provides his services as executive Chairman of the Board, RaySat will, if its agreement with the Company is terminated, be entitled to receive an amount equal to six months’ compensation plus value-added tax (VAT), which will be paid immediately following the closing of the Merger. The agreement with RaySat and various amendments thereto were duly approved by the Board and the shareholders.

Acceleration of Equity Awards. At the Effective Time, each unexercised “in-the-money” option to acquire Ordinary Shares that is outstanding under any of the Company’s stock equity plans, whether or not then vested or exercisable, will, by virtue of the First Merger, be converted into the right to receive a lump sum cash payment (without interest) equal to the product of : (a) the excess of  $2.10 over the exercise price per Ordinary Share for such option; and (b) the total number of Ordinary Shares underlying such option, less applicable withholding taxes required to be withheld with respect to such payment.

Additionally, each Ordinary Share that is outstanding under any of the Company’s stock equity plans subject to vesting, repurchase, or other lapse of restrictions (including any RSUs)  will, by virtue of the First Merger, vest in full and become free of restrictions and will be treated as an Ordinary Share that will be cancelled and converted into the right to receive $2.10 less applicable withholding taxes required to be withheld with respect to such payment.

As of March 31, 2025, our directors and executive officers held RSUs that will be accelerated as described above and converted into the right to receive an aggregate amount equal to $3,405,156, subject to the withholding of any applicable taxes (all outstanding options to acquire Ordinary Shares that are “in-the-money” and are held by our directors and executive officers were fully vested as of March 31, 2025, and will not need to be accelerated).

Indemnification and Insurance. Pursuant to the Merger Agreement, MDA Space has agreed that, after the Effective Time, (a) all rights to indemnification, advancement of expenses, and exculpation by the Company existing in favor of each individual who is, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time an officer or director of ours or of any of our subsidiaries will remain in effect in accordance with their terms for a period of seven years from the Effective Time; and (b) it will cause the Company as the surviving entity to acquire and maintain in effect, a liability insurance policy that provides coverage with respect to claims arising out of or relating to events which occurred before or at the Effective Time, with a claims period of seven years from the Effective Time, and coverage and terms and conditions that are substantially equivalent to and in any event not less advantageous than our current directors’ and officers’ liability policies, subject to certain premium caps.

Anticipated Date of Completion of the Merger

We are working towards completing the Merger as quickly as reasonably possible and expect to complete it during the third quarter of 2025. However, several conditions must be satisfied or waived before the Merger is completed. See the section entitled “The Merger Agreement — Conditions to the Merger” beginning on page 79 for a summary description of these conditions. Because the Merger is subject to receipt of certain governmental and regulatory approvals and other conditions, some of which are beyond the parties’ control, the exact timing for the completion of the Merger cannot be predicted with certainty.

No Appraisal Rights

Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights or similar rights of dissenters in connection with the Merger.

Regulatory Matters

The consummation of the Merger is conditioned on the receipt of certain regulatory approvals and the parties complying with certain filing requirements in certain jurisdictions, as follows:

Approval under the NSI Act. Receipt of approval under the National Security and Investment Act 2021 of the United Kingdom from the UK Investment Securities Unit.

Bulgaria Foreign Direct Investment Approval. Receipt of approval of a foreign direct investment under the Bulgarian Investment Promotion Act, as amended from time to time, on terms acceptable to MDA Space, acting reasonably and in good faith, may be required if certain conditions described in the Merger Agreement exist prior to the closing of the Merger.

Israeli Registrar of Companies. The Company and the Merger Subs may not complete the Merger without first making the following filings and notifications to the Companies Registrar: (i) the filing of a merger proposal by each of the Merger Subs and the Company with the Companies Registrar; (ii) notice of the filing of the merger proposals to secured creditors (which is inapplicable to the Merger Subs) and substantial creditors (which is inapplicable to the Merger Subs); (iii) notice to creditors through publication in newspapers; (iv) notice to workers; (v) notices to the Companies Registrar of notices to creditors by each of the Merger Subs and the Company; and (vi) notices to the Companies Registrar of the approval of the Merger by each of the merging companies’ shareholders, which will be filed promptly following receipt of the Requisite Shareholder Approval.

After the shareholders’ vote, each of the Company and the Merger Subs must file a notice with the Companies Registrar regarding the approval of the Merger Proposal within three days of the Special Meeting and the shareholder meetings of the Merger Subs, respectively.

Assuming that the shareholders approve the Merger Proposal at the Special Meeting (and all the other conditions set forth in the Merger Agreement have been satisfied) and all of the statutory procedures and requirements have been complied with, and so long as least 30 days have elapsed after the approval of the Merger Proposal and at least 50 days have passed from the date of the filing of the merger proposals with the Companies Registrar, each of the First Merger and the Second Merger will become effective upon the issuance of a certificate of merger following a request by the Company and Merger Sub 1 or Merger Sub 2 (as applicable), and upon request the Companies Registrar will be required to register each of the First Merger and the Second Merger in the companies’ registers.

Israeli Options Tax Ruling

The Company and MDA Space have agreed to file with the Israel Tax Authority (the “ITA”) an application for a tax ruling regarding (i) Company options and RSUs that are subject to tax pursuant to Section 102 and Ordinary Shares that are subject to tax pursuant to Section 102 (“Section 102”) of the Israeli Tax Ordinance 5721 – 1961 (the “Israeli Tax Ordinance”, and such ruling the “Options Tax Ruling”), as defined and discussed below in the section entitled “The Merger - Material Israel Tax Consequences of the Merger” beginning on page 60 and the section entitled “The Merger Agreement - Options Tax Ruling and Interim Tax Ruling” beginning on page 78.

Notice to Creditors

Pursuant to the Companies Law, a notification of the Merger must be sent to the secured creditors of each merging company within three days after the applicable merging company’s merger proposal was filed with the Companies Registrar and, within four business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed. Non‑secured creditors must be informed of the Merger by publication in two daily newspapers in Israel on the day that the applicable merger proposal is submitted to the Companies Registrar and, with respect to the Company, in one daily newspaper in New York within three business days of the date that the Company’s merger proposal is filed with the Companies Registrar. Both merging companies will notify their respective creditors of the Merger in accordance with these requirements, to the extent applicable. Both merging companies will notify the Companies Registrar of the notices given to their respective creditors.

Voting Support Agreements

In connection with the execution of the Merger Agreement, each of Yoav Leibovitch, Simona Gat, Endurance Antarctica Partners, LLC, FP Credit Partners, L.P., FP Credit Partners Phoenix, L.P., FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P., who owned 21,903,349, 16,186,297, 5,673,849, 862,914, 216,430, 4,632,223, and 224,842 Ordinary Shares, respectively, representing 25.2%, 18.6%, 6.5%, 1.0%, 0.3%, 5.3%, and 0.3%, respectively, of the issued and outstanding Ordinary Shares as of March 31, 2025, have entered into voting support agreements with MDA Space (the “Voting Support Agreements”). Pursuant to the Voting Support Agreements, such persons have agreed, subject to the terms thereof, to vote the Ordinary Shares over which they exercise voting control in favor of the Merger Proposal. In the aggregate, shareholders holding or controlling approximately 57% of the total number of issued and outstanding Ordinary Shares have agreed to vote in favor of the Merger Proposal. In the event that the Merger Agreement is terminated in accordance with its terms, obligations under the Voting Support Agreements automatically terminate (except as otherwise expressly contemplated therein).

Pursuant to the Voting Support Agreements, the persons described above have agreed, among other things and subject to the terms of their respective Voting Support Agreements, during the term of the Voting Support Agreements, substantially to the following:

(a)
Until the termination of the Voting Support Agreement in accordance with its terms as set forth in the termination provisions of the Voting Support Agreement (the “VSA Expiry Time”), such person will not:

(i)
without having first obtained the prior written consent of MDA Space, sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in any of their “Subject Securities” (which refers to the Ordinary Shares over which such person, directly or indirectly, exercises control or direction and any Ordinary Shares acquired directly or indirectly by the person or any of its affiliates subsequent to the date of the Voting Support Agreement, and all securities which may be converted into, exchanged for or otherwise changed into Ordinary Shares and any Ordinary Shares that become subsequent to the date of the Voting Support Agreement, directly or indirectly, controlled or directed by such person or any of its affiliates, and any rights or options in respect of the foregoing) or enter into any agreement, arrangement, commitment or understanding in connection therewith, other than (1) pursuant to the Merger Proposal, or (2) to one or more legal entities directly or indirectly wholly owned by or under common control with such person without affecting beneficial ownership or control over the Subject Securities, provided that in such case and for greater certainty, the transferred securities will continue to be Subject Securities and, as a pre-condition to transfer, the transferee agrees in a writing, reasonable in form and substance to MDA Space, to be bound by the terms and conditions of the Voting Support Agreement;

(ii)
other than as set forth in the Voting Support Agreement, grant or agree to grant any proxies or powers of attorney, deliver any voting instruction form, deposit any Subject Securities into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Securities; or

(iii)	requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution.

(b)	Until the VSA Expiry Time, such person will cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all the Subject Securities:

(i)	at any meeting of any of the securityholders of the Company at which such person or any registered or beneficial owner of the Subject Securities is entitled to vote; and

(ii)	in any action by written consent of the securityholders of the Company,

(x) in favor of approving, consenting to, ratifying, adopting and effecting the Merger Proposal,

(y) in favor of any proposal to adjourn or postpone such meeting of shareholders of the Company to a later date if there are not sufficient votes to approve the Merger Proposal; and

(z) against any proposed action by the Company, any shareholder, any of the Company’s subsidiaries or any other person (or group of persons) other than MDA Space or its affiliates: (i) in respect of any Acquisition Proposal other than a Superior Proposal; (ii) any action, proposal, transaction, or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Company under the Merger Agreement or such person under the Voting Support Agreement; or (iii) which would reasonably be regarded as being directed towards or likely to prevent, delay or reduce the likelihood of the successful and timely completion of the Merger Proposal, in each case, except as provided in the Merger Agreement, and in connection with the foregoing, such person agrees to deposit, or cause to be deposited, proxies, or voting instruction forms, as the case may be, duly completed and executed in respect of all of the Subject Securities as far in advance as practicable of every meeting of shareholders (or adjournment or postponement thereof) voting all the Subject Securities eligible to be voted in favor of the matters contemplated by (x) and (y) above and against the matters contemplated by (z) above, as applicable.

(c)
Until the VSA Expiry Time, such person will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, trustee, representative or agent or otherwise, in each case, other than with respect to a Superior Proposal:

(i)	solicit proxies or become a participant in a solicitation in opposition to the Merger Proposal;

(ii)
take, or assist any person in taking or planning, any action that would compete with, restrain or otherwise serve to interfere with or inhibit MDA Space or its affiliate’s proposed purchase of the Ordinary Shares as contemplated by the Merger Proposal;

(iii)	act jointly or in concert with any other person (or group of persons) with respect to voting securities of the Company for the purpose of opposing or competing with the Merger Proposal;

(iv)
solicitate, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)
participate in any discussions or negotiations with any person (other than MDA Space and its affiliates) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constate or lead to an Acquisition Proposal;

(vi)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vii)
cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other person (or group of persons) to do or seek to do any of the foregoing.

(d)	Such person will not:

(i)	exercise or seek to exercise any dissent rights in respect of the Merger Proposal;

(ii)
deposit any of the Subject Securities in a voting trust, grant any proxies with respect to the Subject Securities, or subject any of the Subject Securities to any arrangement with respect to the voting of the Subject Securities, in each case other than those entered into with, or otherwise for the benefit of, MDA Space;

(iii)	contest in any way the approval of the Merger Proposal by any governmental entity; or

(iv)
take any other action of any kind, in each case, which would reasonably be regarded as being directed towards or likely to prevent, delay or reduce the likelihood of the successful and timely completion of, the transactions contemplated by the Merger Proposal, in each case, except as provided in the Merger Agreement.

(e)
Until the VSA Expiry Time, such person agrees that Ordinary Shares that such person purchases, acquires the right to vote, or otherwise acquires beneficial ownership of, after the execution of the Voting Support Agreement and prior to the VSA Expiry Time will be subject to the terms and conditions of the Voting Support Agreement and will constitute Subject Securities for all purposes of the Voting Support Agreement. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares, or the like of the capital stock of the Company affecting the Subject Securities, the terms of this Agreement will apply to the resulting securities and such resulting securities will be deemed to be "Subject Securities" for all purposes of the Voting Support Agreement.

(f)
Such person consents to details of the Voting Support Agreement being set out in any press release, information circular and court documents produced by MDA Space or the Company (or their respective affiliates) in connection with the Merger Proposal or the public filing of the Voting Support Agreement.

(g)
Except as required by law or applicable stock exchange requirements, such person will not, and will ensure that its affiliates (as applicable) do not, make any comment, public announcement or statements with respect to the details of the Merger Proposal, the Voting Support Agreement or the transactions contemplated therein or pursuant to the Merger Proposal without the prior written approval of MDA Space and will provide MDA Space with reasonable advanced notice of and opportunity to comment on such draft documentation and will accept all reasonable comments of MDA Space.

The obligations of such persons under the Voting Support Agreements will automatically terminate on the earliest to occur of:

(a)	the Merger Agreement has been amended in a manner that is materially adverse to such person without the prior written consent of such person;

(b)	the termination of the Merger Agreement in accordance with its terms;

(c)	the End Date;

(d)	the mutual agreement in writing of the parties;

(e)	the completion of the Merger Proposal;

(f)	written notice by such person to MDA Space if:

(i)	any representation or warranty of MDA Space under the Voting Support Agreement is untrue or incorrect in any material respect;

(ii)	MDA Space has not complied in any material respect with any of its covenants contained in the Voting Support Agreement;

(iii)	the aggregate Merger Consideration payable under the Merger Agreement is reduced; or

(iv)
the Company has, in accordance with the Merger Agreement, made a Change in Recommendation and entered into a definitive agreement with respect to a Superior Proposal in accordance with the Merger Agreement;

(g)	written notice by MDA Space to such person if:

(i)	any representation or warranty of such person under the Voting Support Agreement is untrue or incorrect in any material respect;

(ii)	such person has not complied in any material respect with its covenants contained in the Voting Support Agreement; or

(iii)	MDA Space determines not to proceed with the Merger Proposal.

In addition, each of Richard Davis, Nir Barkan and Oren Harari, directors and/or executive officers of the Company, have entered into support agreements with MDA Space pursuant to which such persons have agreed, among other things and subject to the terms thereof, not to facilitate, support or cooperate with, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, in each case, other than with respect to a Superior Proposal and without restricting or limiting such director or executive officer from taking any action required to be taken in the discharge of such director or executive officer’s fiduciary duties as a director or officer of the Company or any of its Subsidiaries.

Material Tax Consequences of the Merger

Tax matters are very complicated, and the tax consequences of the Merger to you will depend on your particular situation. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the Merger Consideration and the Merger. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the Merger to you, including tax return reporting requirements, the applicability of U.S. federal, state, local, Israeli and non‑U.S. tax laws and the effect of any proposed change in the tax laws.

  Material U.S. Federal Tax Consequences of the Merger

The following discussion describes the material U.S. federal income tax considerations relating to the Merger Consideration received by U.S. Holders for their Ordinary Shares in the First Merger. This discussion applies to U.S. Holders that hold such Ordinary Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Ordinary Shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons who received their Ordinary Shares as compensatory payments, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of our shares by vote or value, persons subject to special tax accounting rules as a result of any item of gross income with respect to the shares being taken into account in an applicable financial statement, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax or Medicare tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ordinary Shares, the U.S. federal income tax consequences relating to an investment in the Ordinary Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the ownership and disposition of Ordinary Shares.

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

  Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company (a “PFIC”) for any taxable year in which either (1) at least 75% of its gross income is “passive income”, the PFIC income test, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

The Company’s status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, generally may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our Ordinary Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended December 31, 2024 and in future taxable years. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for U.S. federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the United States Internal Revenue Service (the “IRS”)  will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2024 and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

If we are a PFIC in any taxable year during which a U.S. Holder owns Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon the receipt of the Merger Consideration if such amount that a U.S. Holder receives is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell the Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Ordinary Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Ordinary Shares if such U.S. Holder makes a valid “mark-to-market” election for our Ordinary Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”. Our Ordinary Shares will be marketable stock as long as they remain listed on the NYSE American LLC and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income for each taxable year of the U.S. holder, the excess of the fair market value of Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain as a result of a U.S. Holder’s receipt of the Merger Consideration would be treated as ordinary income and any loss from such the receipt of the Merger Consideration would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Ordinary Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the receipt of the Merger Consideration and the IRS information reporting obligations with respect to the ownership and disposition of Ordinary Shares of a PFIC.

  Receipt of Merger Consideration in Exchange for Ordinary Shares in First Merger

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon a U.S. Holder’s receipt of the Merger Consideration in the First Merger in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the receipt of the Merger Consideration and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of the First Merger, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the receipt of the Merger Consideration will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

  Material Israeli Tax Consequences of the Merger

The following is a summary discussion of certain material Israeli tax considerations in connection with the Merger. The following summary is included for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

Tax matters are very complicated, and the Israeli tax consequences of the Merger to securityholders will depend on their particular situation. You are encouraged to consult your tax advisors regarding the specific Israeli tax consequences of the Merger applicable to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the Merger.

Israeli Capital Gains Tax

In general, under the Israeli Tax Ordinance, the disposition of shares of an Israeli company is deemed to be a sale of capital assets. The Israeli Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty for the prevention of double taxation between Israel and the seller’s country of residence provides otherwise.

Under the Israeli Tax Ordinance, the current tax rate applicable to capital gains derived from the disposition of shares is generally 25% for Israeli individuals (or 30% in the case of a shareholder who claims a deduction for financing expenses in connection with such shares or is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including together with others, at least 10% of certain “means of control” in the applicable company, which generally include the right to vote, receive profits, nominate a director or general manager or other similar office holder, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right), and the current corporate tax rate for Israeli corporations is 23%. However, the foregoing tax rates may not apply to individuals who (a) are dealers in securities and/or (b) acquired their shares prior to an initial public offering (and may be subject to a different tax arrangement).

According to the Israeli Tax Ordinance, non-Israeli residents may be exempt from Israeli capital gains tax on any gains derived from the disposition of their Ordinary Shares pursuant to the Merger, provided that certain conditions are met (including that such gains are not derived from a permanent establishment of such shareholders in Israel). However, a non-Israeli corporate shareholder will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation, or (b) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. The exemption may be subject to the receipt in advance of a valid certificate from the ITA allowing for such an exemption.

In addition, under the U.S.-Israel Tax Treaty (the “Treaty”), the sale, exchange or disposition of shares by a person who: (i) holds the ordinary shares (or the shares of common stock, as applicable) as a capital asset; (ii) qualifies as a resident of the United States within the meaning of the Treaty; and (iii) is entitled to claim the benefits afforded to such resident by the Treaty (such person, a “Treaty U.S. Resident”) will generally be exempt from Israeli capital gain tax. Such exemption will not apply if: (i) such Treaty U.S. Resident is an individual and was present in Israel for a period or periods aggregating 183 days or more during the relevant taxable year; (ii) such Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of the voting rights of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; (iii) the capital gain arising from such sale, exchange or disposition can be attributable to a permanent establishment of the shareholder maintained in Israel; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gain arising from such sale, exchange or disposition is attributed to royalties. In each case, the sale, exchange or disposition of shares would be subject to such Israeli tax, to the extent applicable; however, under the Treaty, such Treaty U.S. Resident may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Surtax

Individuals who are subject to income tax in Israel are (subject to certain exceptions) also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 721,560 for each of years 2025 through 2027 (the “Threshold Amount”), including, but not limited to, dividends, interest and capital gains. Commencing as of January 1, 2025, an additional tax at a rate of 2% applies to capital income (including dividends, interest and capital gains) exceeding the Threshold Amount.

Israeli Tax Withholding

Whether or not a particular securityholder is actually subject to Israeli income tax in connection with the Merger, each securityholder will be subject to Israeli withholding tax on the Merger Consideration unless the securityholder obtains a specific certificate of exemption or a reduced tax rate from the ITA or (if such securityholder is entitled to) submits a tax residency declaration, as further described below. The Israeli tax withholding consequences of the Merger to securityholders may vary depending upon the particular circumstances of each securityholder and the final tax rulings issued by the ITA.

Any holder of Ordinary Shares who believes that it is entitled to an exemption from withholding tax (or entitled to a reduced tax rate) may apply to the ITA to obtain a certificate of exemption from withholding or an individual tax ruling providing for no withholding or withholding at a reduced tax rate and submit such certificate of exemption or ruling to the Israeli Paying Agent (as defined in the Merger Agreement) prior to receiving the Merger Consideration and at least three business days prior to the date that is 180 days following the Closing. If the Israeli Paying Agent receives a valid exemption certificate or tax ruling prior to such date, then the withholding (if any) of any amounts from the Merger Consideration will be made only in accordance with the provisions of such Israeli tax certificate or tax ruling, otherwise Israeli taxes will be withheld pursuant to the provisions of the Merger Agreement.

The Merger Agreement contemplates that with respect to Israeli tax, the consideration payable or otherwise deliverable to each of the holders of Ordinary Shares will be retained by the Exchange Agent (as defined in the Merger Agreement) for the respective benefit of such securityholders and delivered to such securityholders in compliance with the withholding requirements under the Merger Agreement. In the event that a securityholder: (i) fails to timely provide the Israeli Paying Agent with an Israeli tax certificate or tax ruling; or (ii) instructs the Exchange Agent to withhold from the cash consideration payable to such securityholder such amount that is required to satisfy Israeli withholding requirements, then the amount to be withheld from such securityholder's portion of the Merger Consideration will be calculated according to the applicable withholding rate as reasonably determined by the Israeli Paying Agent in accordance with applicable law, provided that such rate will not exceed 30% (unless otherwise required by Israeli withholding legislation).

Notwithstanding the foregoing, certain holders may not be required to obtain an Israeli tax certificate or tax ruling from the ITA, but may instead provide a tax residency declaration (and other supporting documents) in order to avoid Israeli tax withholding, as follows:

•
Non-Israeli resident holders of options and/or RSUs who were granted such awards in consideration solely for work or services performed entirely outside of Israel for the Company’s non-Israeli subsidiaries will be entitled to provide the Israeli Paying Agent (prior to the payment of the consideration payable at the Closing) a declaration regarding their non-Israeli residence and confirmation that they were granted such awards in consideration solely for work or services performed entirely outside of Israel for the Company’s non-Israeli subsidiaries, and in such case their consideration will be transferred through the applicable subsidiary’s payroll or accounts payable system (as applicable) to the relevant holder subject to withholding of non-Israeli tax as required under any applicable law; and

•
Each holder of Ordinary Shares who: (i) acquired such Ordinary Shares on or after October 28, 2022; (ii) as of the Closing Date holds less than five percent (5%) of the share capital of the Company; and (iii) the consideration payable to such holder is less than $500,000, will be entitled to provide the Exchange Agent (prior to the payment of the consideration payable at the Closing) a declaration confirming that: (i) such holder is not an Israeli resident; (ii) such holder acquired its Ordinary Shares on or after October 28, 2022; and (iii) as of the Closing, such holder holds less than five percent (5%) of the issued and outstanding share capital of the Company, and in such case such holders will not be subject to Israeli tax withholding.

Please note that the above does not apply with respect to holders of: (i) options and/or RSUs that are subject to tax pursuant to Section 102 or options that are subject to tax pursuant to Section 3(i) of the Israeli Tax Ordinance (“Section 3(i)”); or (ii) shares that are subject to tax pursuant to Section 102.

Options Tax Ruling

The Options Tax Ruling should: (A) confirm that the cancellation of, and the consideration paid with respect to, (i) options and RSUs that are subject to tax pursuant to Section 102 and (ii) Ordinary Shares that are subject to tax pursuant to Section 102, will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102) so long as the respective consideration is deposited with the trustee appointed in accordance with Section 102 (the “102 Trustee”) and held by the 102 Trustee until the end of the respective holding period; (B) confirm that the deposit of the respective consideration with the Israeli Paying Agent, the Exchange Agent and the 102 Trustee will not be subject to any withholding obligation; and (C) provide withholding guidelines to the 102 Trustee, including with respect to relocating employees (if any) (which ruling may be subject to customary conditions regularly associated with such a ruling).

If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company may obtain prior to the Closing an interim tax ruling (the “Interim Tax Ruling”) confirming, among other things, that MDA Space or the Merger Subs, and the Company and any person acting on its behalf (including the Exchange Agent) will be exempt from Israeli withholding tax in relation to any consideration paid to the 102 Trustee with respect to options, RSUs and Ordinary Shares that are subject to tax pursuant to Section 102 or Section 3(i).

The Company and MDA Space will, and will cause their respective legal and accounting representatives to, coordinate all material activities and to cooperate with each other with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the tax rulings. The final text of the applications for, and the final text of the tax rulings will be subject to the prior written consent of the Company and MDA Space and their counsels, not to be unreasonably withheld, conditioned, or delayed.

NOTE THAT THERE IS NO ASSURANCE THAT SUCH TAX RULING WILL BE OBTAINED FROM THE ITA PRIOR TO THE CONSUMMATION OF THE MERGER, NOR THAT, IF IT IS OBTAINED, IT WILL PROVIDE THE FOREGOING. IF SUCH TAX RULING IS NOT OBTAINED PRIOR TO SUCH TIME, ISRAELI TAX WILL BE DEDUCTED FROM THE CONSIDERATION PAYABLE PURSUANT TO THE MERGER AGREEMENT AT THE APPLICABLE RATES UNDER ISRAELI TAX LAW OR IN ACCORDANCE WITH OTHER INSTRUCTIONS PROVIDED BY THE ITA; IF SUCH TAX RULING PROVIDES OTHER INSTRUCTIONS THAN THOSE DESCRIBED ABOVE, THE COMPANY AND MDA SPACE WILL COMPLY WITH SUCH TAX RULING.

Delisting and Deregistration

Following the Closing, the Ordinary Shares will be delisted from the NYSE American LLC and deregistered under the Exchange Act and will no longer be publicly traded.

THE MERGER AGREEMENT

The following is a summary of certain provisions of the Merger Agreement. This section describes material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this Proxy Statement and incorporated by reference into this Proxy Statement. You are urged to read the Merger Agreement carefully and, in its entirety, because it is the legal document that governs the Merger. This section entitled “The Merger Agreement” is not intended to provide you with any factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 85 of this Proxy Statement.

Explanatory Note Regarding the Merger Agreement

The below summary of the Merger Agreement has been provided solely to inform you of its terms. The rights and obligations of the Company, MDA Space and the Merger Subs are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this Proxy Statement. The Merger Agreement contains customary representations and warranties that the Company, MDA Space and the Merger Subs made to each other as of specified dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement among the Company, MDA Space and the Merger Subs and may be subject to important qualifications and limitations not reflected in the text of the Merger Agreement agreed to by the Company, MDA Space and the Merger Subs in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality or may have been used for purposes of allocating risk among the Company, MDA Space and the Merger Subs rather than establishing matters as facts. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, MDA Space and the Merger Subs or any of their respective affiliates or businesses. For the foregoing reasons, you should not read the representations and warranties given by the parties in the Merger Agreement or any description of the Merger Agreement as characterizations of the actual state of facts or conditions of the Company, MDA Space and the Merger Subs or any of their respective subsidiaries or affiliates.

The Merger

Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with Israeli law, at the Effective Time, Merger Sub 2, an indirect wholly owned subsidiary of MDA Space, will be merged with and into the Company. As a result of the First Merger, the separate corporate existence of Merger Sub 2 will cease and the Company will continue its corporate existence under the laws of the State of Israel as the surviving entity in the First Merger and a wholly owned direct subsidiary of Merger Sub 1 (the “Interim Surviving Entity”). Immediately following the First Merger, in accordance with the Companies Law, Merger Sub 1, an Israeli company and an indirect wholly owned subsidiary of MDA Space, will be merged with and into the Interim Surviving Entity in the Second Merger, with the Company surviving the Second Merger as an indirect wholly owned subsidiary of MDA Space. As a result of the Second Merger: (a) the separate corporate existence of Merger Sub 1 will cease; (b) the Interim Surviving Entity will continue its corporate existence under the laws of the State of Israel as the surviving entity in the Second Merger (the “Surviving Entity”); (c) the Company will become an indirect wholly owned subsidiary of MDA Space; (d) the Company will maintain a registered office in the State of Israel; (e) all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and the Merger Subs will vest in the Surviving Entity; and (f) all debts, liabilities, obligations, restrictions, and duties of each of the Company and the Merger Subs will become the debts, liabilities, obligations, restrictions, and duties of the Surviving Entity.

The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Companies Law, which requires, among other things, the approval of a simple majority of the voting power present and voting at a special general meeting of the Company’s shareholders in person or by proxy, excluding abstentions and broker non-votes and excluding the voting power of any Ordinary Shares that are held by MDA Space, Merger Sub 1 or Merger Sub 2, or: (i) a person holding, directly or indirectly, either (a) 25% or more of the voting rights of MDA Space, Merger Sub 1 or Merger Sub 2, or (b) the right to appoint 25% or more of the directors of MDA Space, Merger Sub 1 or Merger Sub 2; or (ii) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings, or parents, or the spouse of any such person, or a corporation controlled by any one or more of such persons or by MDA Space, Merger Sub 1 or Merger Sub 2 (which constitutes the Ordinary Majority). In addition to the foregoing Ordinary Majority requirement, approval of the Merger is also subject to the Special Majority requirement, namely that either (A) the Ordinary Shares voting in favor of the Merger (excluding abstentions) include at least a majority of the Ordinary Shares voted by shareholders who are neither the Company’s controlling shareholders nor shareholders who have a personal interest in the Merger, or (B) the total number of Ordinary Shares held by non-controlling shareholders or anyone acting on their behalf and by shareholders who do not have a personal interest in the Merger that voted against the Merger does not exceed two percent (2%) of the aggregate voting rights in the Company. The Ordinary Majority and Special Majority together constitute the Requisite Shareholder Approval.

Closing and Effective Time of the Merger

Unless otherwise agreed upon in writing by the Company and MDA Space or unless the Merger Agreement is terminated in accordance with its provisions, the Closing of the First Merger will take place not later than the third business day following the date on which each of the conditions precedent set forth in the Merger Agreement and described in the section entitled “The Merger Agreement - Conditions to the Merger” beginning on page 79 of this Proxy Statement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions by the party entitled to waive such conditions) are met. The Merger will become effective upon the issuance by the Companies Registrar of the certificate of merger with respect to the Merger in accordance with Section 323(5) of the Companies Law.

Articles of Association; Directors and Officers

All directors of the Company, except for specific directors that MDA Space identifies it desires to remain in such capacity, will be required to vacate their office at the Effective Time. At the Effective Time, the articles of association of Merger Sub 2, as in effect immediately prior to the Effective Time, will be the articles of association of the Interim Surviving Entity, except that references to Merger Sub 2’s name will be replaced with references to the Interim Surviving Entity’s name. At the effective time of the Second Merger, the articles of association of Merger Sub 1, as in effect immediately prior to the effective time of the Second Merger, will be the articles of association of the Surviving Entity, until thereafter amended as provided in such articles of association, the Merger Agreement or by applicable law, except that references to Merger Sub 1’s name will be replaced with references to the Surviving Entity’s name.

From and after the Effective Time, the parties will take all actions necessary so that the directors of Merger Sub 2 at the Effective Time be the directors of the Interim Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the articles of association of the Interim Surviving Entity. From and after the effective time of the Second Merger, the parties will take all actions necessary so that the directors of Merger Sub 1, in each case, immediately prior to the Second Merger will, from and after the Second Merger, be the directors of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the articles of association of the Surviving Entity.

The Merger Consideration and the Conversion of Share Capital

At the Effective Time, by virtue of the First Merger and without any action on the part of the Company, MDA Space, the Merger Subs or the holders of any Ordinary Shares, each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than Ordinary Shares held in the treasury of the Company or owned by MDA Space or any direct or indirect wholly owned subsidiary of the Company or MDA Space, which will be canceled and retired without any conversion or consideration paid in respect thereof and will cease to exist) will automatically be converted into and represent the right to receive the Merger Consideration without any interest thereon, and less applicable withholding taxes.

Each ordinary share of Merger Sub 2 issued and outstanding immediately prior to the Effective Time will cease to exist at the Effective Time and no consideration or payment will be due or delivered in respect thereof.

Each ordinary share of Merger Sub 1 issued and outstanding immediately prior to the effective time of the Second Merger will cease to exist upon completion of the Second Merger and no consideration or payment will be due or delivered in respect thereof.

Treatment of Company Equity Awards and Warrants

At the Effective Time, each unexercised “in-the-money” option to acquire Ordinary Shares that is outstanding under any of the Company’s stock equity plans, whether or not then vested or exercisable, will, by virtue of the First Merger, be converted into the right to receive a lump sum cash payment (without interest) equal to the product of : (a) the excess of  $2.10 over the exercise price per Ordinary Share for such option; and (b) the total number of Ordinary Shares underlying such option, less applicable withholding taxes required to be withheld with respect to such payment.

Each unexercised “out -of -the money” option to acquire Ordinary Shares, whether or not vested or exercisable, will, by virtue of the First Merger, be cancelled for no consideration.

Additionally, each Ordinary Share that is outstanding under any of the Company’s stock equity plans subject to vesting, repurchase, or other lapse of restrictions (including any RSUs)  will, by virtue of the First Merger, vest in full and become free of restrictions and will be treated as an Ordinary Share that will be cancelled and converted into the right to receive $2.10 less applicable withholding taxes required to be withheld with respect to such payment.

Finally, each Warrant (to acquire Ordinary Shares) issued and outstanding immediately prior to the Effective Time will remain outstanding such that following the Effective Time, in accordance with the terms of such Warrant and automatically and without any required action on the part of the holder thereof, cease to represent an entitlement to receive Ordinary Shares on the exercise thereof and will become a Warrant exercisable for Merger Consideration such that each holder of the Warrants will have the right, upon exercise thereof, to purchase and receive from the Company, upon the basis and upon the terms and conditions specified in the applicable Warrant and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the amount of cash receivable upon the consummation of the transactions contemplated by the Merger Agreement, including the First Merger, that such holder of the Warrant would have received if such holder had exercised his, her or its Warrant immediately prior to the Effective Time.

Payment Procedures

Prior to the Effective Time, MDA Space will select a mutually agreed-upon U.S. Exchange Agent for the Merger, which will use a local Israeli nationally recognized sub-paying agent appointed by MDA Space and the Company (i.e., the Israeli Paying Agent) and enter into an agreement with the Israeli Paying Agent in form reasonably satisfactory to the Company and MDA Space.

At or promptly following the Effective Time, MDA Space must deposit, or cause to be deposited, on behalf of Merger Sub 1, with the Exchange Agent, for payment to the holders of Ordinary Shares (excluding Ordinary Shares issued upon exercise of options granted under Section 102(b)(2) and 102(b)(3) of the Israeli Tax Ordinance (such options referred to as “102 Options”) or vesting of RSUs granted under Section 102(b)(2) and 102(b)(3) of the Israeli Tax Ordinance (such RSUs referred to as “102 RSUs”, and such Ordinary Shares issued upon the exercise of 102 Options and vesting of 102 RSUs, referred to as “102 Shares”), in respect of which payment will be transferred by the Israeli Paying Agent directly to the 102 Trustee, an amount of cash equal to the aggregate Merger Consideration which holders of Ordinary Shares are entitled to receive pursuant to the Merger Agreement.

Promptly following the Effective Time, MDA Space will send, or will cause the Exchange Agent to send, on behalf of Merger Sub 1 to each registered holder of record of outstanding Ordinary Shares at the Effective Time whose Ordinary Shares were converted into the right to receive the Merger Consideration, other than 102 Shares: (a) a letter of transmittal; (b) tax declarations in which the beneficial owner of Ordinary Shares provides certain information necessary for MDA Space to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial holder pursuant to the terms of the Israeli Tax Ordinance, the Code or any provision of state, local, Israeli or foreign law; and (c) instructions for use in effecting the surrender of the Ordinary Shares in exchange for the Merger Consideration.

Any Merger Consideration payable in respect of 102 Shares will be transferred by the Israeli Paying Agent to the 102 Trustee for the benefit of the beneficial owners thereof, and such Merger Consideration will be released by the 102 Trustee to the beneficial holders of such 102 Shares, in accordance with the requirements of the Israeli Tax Ordinance and the Options Tax Ruling (or the Interim Tax Ruling), if obtained.

On the Closing Date, MDA Space must transfer the aggregate consideration due with respect to the 102 Options, the 102 RSUs and the 102 Shares, respectively, to the 102 Trustee. Such amounts must be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Israeli Tax Ordinance and the Options Tax Ruling or the Interim Tax Ruling (as defined and described in the section entitled “The Merger Agreement—Options Tax Ruling and Interim Tax Ruling” beginning on page 78 of this Proxy Statement), if obtained, and must be released by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Israeli Tax Ordinance and the Options Tax Ruling (or the Interim Tax Ruling), if obtained.

Payment of the Merger Consideration in respect of Ordinary Shares may be made to a person other than the registered holder only if the certificate representing such Ordinary Shares is properly endorsed and otherwise in proper form for surrender and transfer or such book-entry Ordinary Share will be properly transferred and the person requesting such payment pays to the Exchange Agent any transfer or other taxes required to be paid by reason of the payment of the applicable Merger Consideration or establishes to the reasonable satisfaction of the Exchange Agent that such taxes have been paid or are otherwise not payable.

Subject to the terms of the agreements engaging the Exchange Agent and the Israeli Paying Agent, if any cash deposited with the Exchange Agent is not claimed within two years following the Effective Time, or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any governmental entity, such cash will be returned to the Surviving Entity. Neither MDA Space nor the Surviving Entity will be liable to any of our shareholders for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar laws.

If any certificate will have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen, or destroyed, and, if required by MDA Space, the posting by such person of a bond, in such reasonable amount as MDA Space may direct, as indemnity against any claim that may be made against it or the Surviving Entity with respect to such certificate, the Exchange Agent will issue, in exchange for such lost, stolen, or destroyed certificate, the Merger Consideration to be paid in respect of the underlying Ordinary Shares.

No interest will be paid or accrued on any amount payable in respect of any Ordinary Shares, options, or RSUs in connection with the Merger.

Representations and Warranties

In the Merger Agreement, we made representations and warranties to MDA Space and the Merger Subs, with respect to, among other things:

•	due incorporation or organization, good standing and qualification;
•
corporate power and authority to execute and deliver the Merger Agreement, to perform our obligations under the Merger Agreement, and to consummate the transactions contemplated thereby (subject to obtaining the Requisite Shareholder Approval);

•
absence of certain violations, breaches, conflicts, and creation of liens under certain organizational documents, laws, orders and permits, in each case, arising out of our execution and delivery of the Merger Agreement and our performance of our obligations under the Merger Agreement;

•	corporate records and books;
•	ownership of, and other matters related to, our subsidiaries;
•	matters related to certain joint venture arrangements;
•	our capitalization and the due authorization and valid issuance of our securities;
•	dividends and other distributions;
•
required regulatory filings, consents, notifications, authorizations, orders and approvals in connection with our execution and delivery of the Merger Agreement, our performance of our obligations under the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement;

•
resolutions by the Board: (a) determining that the Merger Agreement and the transactions contemplated thereby are fair to us, and in our and our shareholders’ best interests and that no reasonable concern exists that the surviving company will be unable to fulfill its obligations to its creditors; (b) approving the Merger Agreement and all other transactions contemplated thereby; and (c) resolving to recommend that our shareholders approve the Merger Agreement and the transactions contemplated thereby;

•
resolutions by the Special Committee: (a) determining that the Merger is fair to our shareholders, and in our best interest; and (b) resolving to recommend that the Board recommend our shareholders to vote in favor of the Merger;

•
our SEC filings, including the financial statements contained therein, the accuracy and completeness of such filings, and compliance with securities and other laws with respect to such filings, including the Sarbanes-Oxley Act of 2002;

•	our internal controls;
•	our disclosure controls and procedures;
•	the absence of certain undisclosed liabilities;
•	our accounts receivable;
•	certain matters relating to insolvency;
•	our bank accounts;
•	our officers and directors;
•	absence of certain changes and events, and the conduct of our business and the business of our subsidiaries during the period of December 31, 2023 to April 1, 2025 being in the ordinary course;
•	our commitments for capital expenditures;
•	absence of certain non-arm’s length and related person transactions;
•	our assets and inventory;
•	our interests in competitors;
•	compliance with laws;
•	ownership and compliance with permits;
•	regulatory matters;
•	litigation matters;
•	brokerage, finder’s or similar fees and commissions;
•	receipt by the Board of an opinion from the Company’s financial advisor;
•	labor and employment matters;
•	employee benefit matters;
•	real property;
•	personal property;
•	tax matters;
•	intellectual property matters, including open source software matters;
•	IT systems;
•	privacy and data protection;
•	artificial intelligence;
•	sanctions, anti-money laundering and anti-corruption;
•	export controls;
•	environmental matters;

•	certain material contracts;
•	restrictions on our conduct of business;
•	our customers and suppliers;
•	our products and services and related liabilities;
•	insurance matters; and
•	accuracy of this Proxy Statement.

Many of the representations and warranties made by us in the Merger Agreement are subject to specified exceptions and qualifications contained in the Merger Agreement and the disclosure letter we delivered to MDA Space and the Merger Subs thereunder (the “Company Disclosure Letter”). The statements set forth in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Furthermore, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality, knowledge or material adverse effect qualifiers different from those generally applicable to public disclosures to shareholders. The representations and warranties were used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact and should not be relied upon as statements of factual information. The representations and warranties made by us in the Merger Agreement and the description of them in this Proxy Statement should be read in conjunction with the other information contained in the reports, statements and filings we publicly file with the SEC. Many of the representations and warranties in the Merger Agreement made by us are qualified by a “materiality,” “knowledge” or “Company Material Adverse Effect” standard.

For purposes of the Merger Agreement, a “Company Material Adverse Effect” means, with respect to us, any change, event, occurrence, effect, development, state of facts or circumstance (each, an “Effect”) that, individually or in the aggregate with other such Effects is, or would reasonably be expected to become, material and adverse to our and our subsidiaries’ current or future business, operations, assets, properties, financial condition, or liabilities (contingent or otherwise), in each case, taken as a whole, except that any such Effect resulting from or arising in connection with, the following will not be taken into account when determining whether there has or may, would or could have occurred a Company Material Adverse Effect:

•	any Effect on the industries in which we operate;
•
any Effect in general economic, business, regulatory, political or market conditions or in national or global financial, currency, securities or credit markets, including currency exchange rates or trade tariffs;

•
any change or proposed change in laws, IFRS or other applicable accounting principles, regulatory accounting or tax requirements, other policies, guidelines, practices or standards, or in the interpretation, application or non-application of the foregoing by any governmental entity;

•
conditions caused by weather conditions or natural disasters and any epidemic, pandemic, disease, outbreak (including COVID-19), other health crisis or public health event, including any worsening or re-occurrence thereof and any actions or measures reasonably and in good faith taken, or required by law to be taken, in connection therewith;

•
any failure in and of itself by us and our subsidiaries to meet any internal or published financial budgets, financial projections, financial forecasts or financial predictions for any period (provided that the cause underlying such failure may be taken into account);

•	any action taken (or omitted to be taken) by us that is required by the Merger Agreement or upon the written request or with the written consent of MDA Space;
•	any change in the market price or trading volume of our securities, provided that the causes underlying such change in market price or trading volume may be taken into account; and
•	the execution, announcement, delivery, performance and implementation of the Merger Agreement or the consummation of the transactions contemplated thereby;

provided, however, that, in the case of the first four bullet points above, any such Effect may be taken into account in determining whether a Company Material Adverse Effect exists or has occurred, but only to the extent that such Effect has a disproportionate effect on us relative to other comparable companies and entities operating in the industries in which we operate, and then only the incremental disproportionate adverse effect of such Effect will be taken into account.

In the Merger Agreement, each of MDA Space and the Merger Subs made customary representations and warranties to us with respect to, among other things:

•	due incorporation or organization, good standing and qualification;
•
corporate power and authority to execute and deliver the Merger Agreement, to perform the obligations of MDA Space and the Merger Subs under the Merger Agreement, and to consummate the transactions contemplated thereby;

•
absence of certain violations, breaches, conflicts, and creation of liens under certain organizational documents, laws, orders and permits, in each case, arising out of the execution and delivery of the Merger Agreement by MDA Space and the Merger Subs and performance of their obligations under the Merger Agreement;

•
required regulatory filings, consents and approvals in connection with the execution and delivery by MDA Space and the Merger Subs of the Merger Agreement, the performance by MDA Space and the Merger Subs of their obligations under the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement;

•	capitalization of the Merger Subs;
•	availability of sufficient funds to pay all amounts to be paid, pursuant to and in connection with the Merger Agreement; and
•	brokerage, finder’s or similar fees and commissions.

The representations and warranties of all parties contained in the Merger Agreement will not survive the Effective Time.

Covenants Regarding Conduct of Our Business Pending the Merger

We have agreed that until the Effective Time, we will, and will cause our subsidiaries to, carry on our business in the ordinary course of business in all material respects (subject, in each case, to the exceptions provided in the Merger Agreement or in the Company Disclosure Letter), and will use our commercially reasonable efforts to preserve substantially intact our business organization, keep available the services of our current officers and employees, and preserve our present material relationships with customers, suppliers, distributors, licensors, licensees, and other persons having material business relationships with us.

We have further agreed generally to not take, and to not permit our subsidiaries to take, the following actions (subject, in each case, to the exceptions provided in the Merger Agreement or in the Company Disclosure Letter) prior to the Effective Time without the prior written consent of MDA Space (which consent will not be unreasonably withheld, conditioned, or delayed):

•	amend or propose to amend our organizational documents;
•	split, combine, or reclassify our and our subsidiaries' securities;
•
repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any of our and our subsidiaries' securities, other than in connection with the forfeiture or expiration of our equity awards;

•
declare, set aside, or pay any dividend or distribution in respect of, or enter into any contract with respect to the voting of, any of our and our subsidiaries' securities, other than dividends from our wholly owned subsidiaries;

•
issue, deliver, grant, sell, pledge, dispose of, or encumber any of our and our subsidiaries' securities, other than the issuance of Ordinary Shares upon the exercise of any equity award outstanding as of April 1, 2025 in accordance with its respective terms;

•
except as required by applicable law or expressly required or expressly contemplated by any benefit plan or contract in effect as of April 1, 2025: (i) increase the compensation, severance bonus, change of control payment or employee benefit payable or which such person is entitled to or that could become payable by us or any of our subsidiaries to directors, officers, employees or independent contractors, other than increases in compensation or changes to employee benefits made to non-officer employees in the ordinary course; (ii) grant any new equity awards, severance rights, bonuses, change of control payments, retention or incentive compensation to any director, officer, employee or independent contractor; (iii) promote certain officers or employees, except in connection with our ordinary course review cycle or as the result of the termination or resignation of any officer or employee; (iv) hire any employee or independent contractor; (v) adopt, enter into, amend, terminate, exercise any discretion under or take any action to accelerate rights under any equity award or benefit plan; or (vi) make any contribution to any benefit plan;

•
acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or division thereof or make any loans, advances, or capital contributions to or investments in any person;

•
enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture, partnership, shareholders’ agreement, profit-sharing arrangement, collaboration agreement, co-development agreement or similar relationship;

•	engage in, or change in any material respect the terms of, certain non-arm's length transactions;
•	transfer, license, sell, lease, abandon or otherwise dispose of or pledge, encumber, mortgage, or otherwise subject to any lien, any assets;
•	adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization or adopt or effect same with respect to any of our subsidiaries;
•
repurchase, prepay, incur or become liable for any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of us or our subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other contract to maintain any financial statement condition of any other person or enter into any arrangement having the economic effect of any of the foregoing;

•
enter into, or amend or modify in any material respect, waive or assign any material right under, or consent to the termination of (other than at its stated expiry date), certain material contracts or any real estate lease;

•	negotiate or enter into any union recognition agreement, collective agreement, union agreement or similar agreement with any trade union or representative body;
•	make any capital expenditure or expenditures that individually exceed certain amounts;
•	enter into an agreement that could result in our payment of a finder’s fee, success fee or other similar fee in connection with the transactions contemplated by the Merger Agreement;
•	institute, commence, settle, assign or compromise certain legal actions;
•	make any material change in any method of financial accounting principles or practices;
•
(i) settle or compromise any material tax claim, audit, exam, litigation or assessment; (ii) make or change any material tax election; (iii) change any annual tax accounting period; (iv) adopt (inconsistent with past practice) or change any method of tax accounting; (v) amend any tax return; (vi) file any claim for a tax refund; (vii) enter into any closing agreement or other tax related agreement with any governmental entity, (viii) surrender any right to claim a tax refund, offset or other reduction in tax liability; or (ix) consent to any extension or waiver of the limitation period applicable to the assessment or collection of any tax;

•	abandon, allow to lapse or expire, sell, dispose of, assign, transfer, grant any security interest in, encumber or dispose of any of our intellectual property;
•	grant any right or license to any of our intellectual property;
•	(i) waive, amend or voluntarily terminate any inbound license in our favor with respect to any intellectual property; or (ii) amend any contract with respect to any intellectual property;
•
(i) waive or materially amend our rights in or to any intellectual property that is registered or the subject of an application for registration; or (ii) fail to use reasonable efforts to prosecute or maintain any material intellectual property that is registered or the subject of an application for registration in our name;

•	disclose, make available, deliver, or license or place into escrow, any owned source code;

•
(i) waive, release or condition any non-compete, non-solicit, non-disclosure, confidentiality or other restrictive covenant owed to us; or (ii) enter into any contract which creates any non-competition or material non-solicit obligations for us;

•	enter into any new line of business outside our existing line of business;
•	terminate or modify or amend in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
•	enter into certain related-party transactions;
•
make an application to or otherwise amend, modify, terminate, allow to expire or lapse any of our material permits or other authorizations or abandon or fail to diligently pursue any ongoing application for any material permit or other authorization;

•	make any forward commitments for our business in excess of the requirements of our business for normal operating purposes in the ordinary course;
•	adopt or implement any shareholder rights plan or similar arrangement;
•	withdrawal of funds from certain accounts of our subsidiaries; or
•	agree, authorize or commit to do any of the foregoing.

Our Shareholders’ Meeting

We have agreed to, as soon as reasonably practicable following the date of the Merger Agreement, establish a record date for, duly call, give notice of and, as soon as reasonably practicable thereafter in conformity with the provisions of the Merger Agreement, convene a special general meeting of our shareholders for the purpose of obtaining the approval of the Merger Agreement by the Ordinary Majority and the Special Majority, and publish the notice of such meeting.

We have agreed to, as soon as reasonably practicable following the execution of the Merger Agreement but in no event later than the fifth business day after the date of the Merger Agreement, furnish to the SEC a Proxy Statement for the Special Meeting. Unless the Merger Agreement is terminated pursuant to its provisions, the Special Meeting will be held on a mutually agreeable date not to be later than 45 days after the submission of this Proxy Statement to the SEC.

Each of us and the Merger Subs has agreed to, as promptly as practicable after the date of the Merger Agreement, cause a merger proposal (in the Hebrew language) to be executed in accordance with Section 316 of the Companies Law and delivered to the Companies Registrar within three days from the calling of the Special Meeting. Each of us and the Merger Subs has further agreed to provide notices to our respective secured creditors no later than three days after the date on which the respective merger proposal is delivered to the Companies Registrar in accordance with Section 318 of the Companies Law, to publish notices to our respective creditors and to timely inform the Companies Registrar that, in accordance with Section 317(b) of the Companies Law, such notices were given to the respective creditors.

Go-Shop

During the Go-Shop Period, we will, subject to compliance with the terms of the Merger Agreement, have the right, to solicit, encourage, entertain, discuss and negotiate inquiries, proposals or offers in respect of, or which are reasonably expected to lead to an Acquisition Proposal, and take any other action with respect to an Acquisition Proposal expressly permitted by the Merger Agreement.

For purposes of the Merger Agreement, the term “Acquisition Proposal” means a good faith bona fide inquiry, proposal or offer from, or indication of interest in making a proposal or offer by, any person or group acting at arm’s length to us with respect to any transaction or series of related transactions, involving any: (a) direct or indirect acquisition of our or our subsidiaries’ assets (including any voting equity interests of subsidiaries, but excluding sales of assets in the ordinary course) equal to 15% or more of the fair market value of our and our subsidiaries’ consolidated assets or to which 15% or more of our and our subsidiaries’ net revenues or net income on a consolidated basis are attributable; (b) direct or indirect acquisition of 15% or more of our voting equity interests or the voting equity interests of any of our subsidiaries whose business constitutes 15% or more of our and our subsidiaries’ consolidated net revenues, net income, or assets, taken as a whole; (c) tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of our voting power; (d) merger, consolidation, other business combination, or similar transaction involving us or any of our subsidiaries, pursuant to which such person or group would own 15% or more of our and our subsidiaries’ consolidated net revenues, net income, or assets, taken as a whole; (e) our or any of our subsidiaries’ liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization which, individually or in the aggregate, generates or constitutes 15% or more of our and our subsidiaries’ consolidated net revenues, net income, or assets, taken as a whole; or (f) any combination of the foregoing.

No Solicitation

We have agreed that, following the end of the Go-Shop Period, we will, and will direct our officers, directors, employees, representatives (including any financial or other advisors) and agents (i.e., our Representatives) to immediately cease any and all existing discussions, communications or negotiations with respect to any Acquisition Proposal conducted prior to the end of the Go-Shop Period with any persons. In addition, subject to other terms of the Merger Agreement’s non-solicitation provisions and “Change in Recommendation” provisions, we have agreed that, following the end of the Go-Shop Period and until the earlier of the Effective Time or the termination of the Merger Agreement, we will not and will not permit our Representatives to, directly or indirectly: (i) solicit, assist, initiate, facilitate or knowingly encourage (including by furnishing information) any inquiry, proposal or offer that relates to or that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal; or (ii) engage, entertain, encourage or participate in any discussions or negotiations with any person (other than MDA Space and the Merger Subs) regarding any inquiry, proposal or offer that relates to or that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal.

In addition, we have agreed to promptly (and in any event within 24 hours) notify MDA Space if we receive or become aware of the receipt of  (x) any Acquisition Proposal, or (y) any inquiry, proposal or offer that relates to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or inquiry, proposal or offer, and the identity of the person making any such Acquisition Proposal or inquiry, proposal or offer. Furthermore, we agreed to keep MDA Space reasonably informed of the status and terms of any such Acquisition Proposal, inquiry, proposal or offer and provide to MDA Space copies of all material or substantive correspondences and documents related thereto.

In addition, we agreed not to terminate, waive, amend or modify, or grant permission under, any standstill provision to which we are a party in connection with any Acquisition Proposal, without MDA Space’s prior written consent.

Board Recommendation Change

Unless the Merger Agreement explicitly states otherwise, the Merger Agreement prohibits us from:

•	withholding, withdrawing, amending or modifying in a manner adverse to MDA Space, the Board Recommendation;
•	failing to include the Board Recommendation in this Proxy Statement;
•	approving or recommending an Acquisition Proposal;
•	failing to recommend against acceptance of any tender offer or exchange offer for our Ordinary Shares within five Business Days after the commencement of such offer;
•
failing to reaffirm (publicly, if MDA Space requests) the Board Recommendation within five Business Days after being requested by MDA Space or within five Business Days after a public announcement of an Acquisition Proposal or making any public statement substantively inconsistent with the Board Recommendation;

•	entering into a written agreement in respect of an Acquisition Proposal;
•	approving or recommending or proposing to approve or recommend, any Acquisition Proposal;
•	resolving, agreeing or publicly announcing any intention to take any such actions described in the bullet points immediately above (i.e., making a Change in Recommendation);

•
accepting, approving, endorsing, entering into or recommending, or proposing publicly to accept, approve, endorse or recommend, any inquiry, proposal or offer that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal; or

•	entering into any agreement in furtherance of any Acquisition Proposal or which may reasonable be expected to constitute or lead to, any Acquisition Proposal.

Notwithstanding the foregoing or anything to the contrary under the Merger Agreement, at any time prior to the receipt of Requisite Shareholder Approval, we may effect a Change in Recommendation, enter into a written definitive agreement with respect to an Acquisition Proposal and terminate the Merger Agreement, in each case if:

•	we receive an Acquisition Proposal not resulting from a breach of our non-solicitation and matching right obligations under the Merger Agreement;
•
the Board concludes, in good faith after receipt of a recommendation by both the Special Committee and Audit Committee and after consultation with the Company’s financial advisors and outside legal advisors, that such acquisition proposal constitutes a Superior Proposal and, after, inter alia, consultation with the Company’s outside legal counsel, that the failure to effect a Change in Recommendation is or would be inconsistent with the fiduciary duties of our directors under applicable law;

•
we provide MDA Space with: (i) a copy of the definitive agreement proposed to be entered into in respect of the Superior Proposal, together with any material financing documents relating to such Superior Proposal, if supplied to us; and (ii) our written confirmation that (a) the Board has determined that such Acquisition Proposal constitutes a Superior Proposal (including the value of any non-cash consideration), and (b) we intend to enter into the definitive agreement in respect of the Superior Proposal;

•
at least five business days have elapsed from the date that is the later of: (i) the date on which MDA Space received written notice advising MDA Space that the Board has resolved, to enter into a definitive agreement with respect to such Superior Proposal; and (ii) the date MDA Space has received all of the materials expressly specified in the bullet point immediately above (i.e., the Matching Period);

•	the person making the Superior Proposal acknowledges the terms of the agreements between us and MDA Space; and
•
if MDA Space offered to amend the terms of the Merger Agreement in accordance with the matching rights summarized below, the Board, after consultation with the Company’s financial and legal advisors, in good faith determined that the Acquisition Proposal continues to be a Superior Proposal.

During the Matching Period, MDA Space has the right to offer to amend the terms of the Merger Agreement. The Board will review any offer to amend the terms of the Merger Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties and in consultation with the Company’s financial and outside legal advisors, whether MDA Space’s amended offer, would cause the Superior Proposal to cease to be a Superior Proposal, and, if not, what further changes are required in order to cause the Superior Proposal to cease to be a Superior Proposal, and advise MDA Space of same and allow it, within additional three business days, to further amend its Acquisition Proposal. If the Board determines that the Acquisition Proposal does not continue to be a Superior Proposal compared to the Merger Agreement as it is proposed to be amended by MDA Space, the parties will amend the Merger Agreement to give effect to such amendment.

The term “Superior Proposal” means a written Acquisition Proposal from person(s) who are an arm’s length third party or parties, made after the date of the Merger Agreement, that: (a) did not result from the Company’s breach of its non-solicitation and matching right covenants described above; (b) is not subject to any financing contingency or any due diligence condition following the execution of the definitive agreement with respect to such Acquisition Proposal; and (c) the Board determines in good faith (after receipt of a recommendation by both the Special Committee and the Audit Committee and after consultation with the Company’s financial advisors and outside legal advisors) is more favorable from a financial point of view to the shareholders of the Company (taken as a whole) than the transactions contemplated by the Merger Agreement, after taking into account: (i) all relevant financial considerations; (ii) the identity of the third party making such Acquisition Proposal; (iii) the reasonable likelihood and timing of consummating such Acquisition Proposal; (iv) the other terms and conditions of such Acquisition Proposal; and (v) if proposed in accordance with the matching rights under the Merger Agreement, any revisions to the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement; provided, however, that, for purposes of the definition of “Superior Proposal”, the term “Acquisition Proposal” will have the meaning assigned to such term in the Merger Agreement, except that each reference to “15%” in such definition will be deemed to be a reference to “80%”.

Efforts to Consummate the Merger; Regulatory Filings

Subject to the exceptions and conditions below and under the Merger Agreement, each of MDA Space, the Merger Subs and their respective affiliates, on the one hand, and the Company and its affiliates, on the other hand, agreed to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, as promptly as reasonably practicable, the transactions contemplated by the Merger Agreement, including using reasonable best efforts to: (a)  obtain all necessary waivers, consents, approvals, from governmental authorities other third parties; (b) perform all covenants under the Merger Agreement; and (c) execute and deliver any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides that the Surviving Entity will (and MDA Space will cause the Surviving Entity to) honor and fulfill in all respects our obligations under any and all indemnification agreements with our respective current or former directors and officers and any person who becomes such a director or officer prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the seventh anniversary of the Effective Time, the Surviving Entity will (and MDA Space will cause the Surviving Entity to) cause the charter documents of the Surviving Entity to contain provisions with respect to indemnification, insurance, exculpation and advancement of expenses provisions that are at least as favorable as the indemnification, insurance, exculpation and advancement of expenses provisions contained in our charter documents as of April 1, 2025, and, during such seven year period, such provisions will not be repealed, amended or otherwise modified in any manner except as required by applicable law.

MDA Space has also agreed to cause the Surviving Entity to obtain and maintain in effect, for seven years commencing at the Effective Time, directors’ and officers’ insurance policies covering acts or omissions occurring at or prior to the Effective Time, providing benefits and levels of coverage and with policy amounts that are no less favorable than those of our current directors’ and officers’ insurance policies. However, MDA Space or the Surviving Entity, as the case may be, will not be required to pay annual premiums in excess of 300% of the current aggregate annual premium for these policies.

Options Tax Ruling and Interim Tax Ruling

We intend to file with the ITA an application for the Options Tax Ruling confirming, among other things, that the cancellation and cash-out of the 102 Options and 102 RSUs in accordance with the Merger Agreement and treatment of the 102 Shares in accordance with the Merger Agreement will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Israeli Tax Ordinance) so long as the respective option and RSU consideration and the respective portion of the Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period. The Options Tax Ruling is subject to customary conditions regularly associated with such a ruling. The request for the Options Tax Ruling includes a request to exempt MDA Space, the Surviving Entity, the Israeli Paying Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any 102 Options, 102 RSUs, or 102 Shares. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, we are obligated to seek to obtain prior to the Closing an Interim Tax Ruling confirming, among other things, that MDA Space and any person acting on its behalf  (including the Israeli Paying Agent) will be exempt from Israeli withholding tax in relation to any payments made with respect to any 102 Options, 102 RSUs, or 102 Shares to the Israeli Paying Agent, the 102 Trustee or us in connection with the Merger.

Certain Other Covenants

The Merger Agreement contains additional covenants, including relating to cooperation in connection with the preparation of this Proxy Statement, public announcements, notices of certain events, access by MDA Space to our properties, books and records and personnel, confidentiality, shareholder litigations and delisting and deregistration of our Ordinary Shares.

Conditions to the Merger

The respective obligations of the parties to the Merger Agreement to effect the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Closing the following conditions:

•	the receipt of Requisite Shareholder Approval of the Merger Agreement;
•
that no governmental entity will have enacted, issued, promulgated, enforced, or entered any laws or orders that make illegal, enjoin, or otherwise prohibit consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

•	that all required regulatory approvals will have been obtained on terms acceptable to MDA Space, acting reasonably and in good faith.

The obligations of MDA Space and the Merger Subs to effect the Merger are subject to the satisfaction (or waiver by MDA Space where permissible pursuant to applicable law) at or prior to the Closing of the following additional conditions:

•
(a) our fundamental representations and warranties in respect of organization, standing and power, authority, non-contravention, subsidiaries, capitalization, equity awards, capital expenditures, non-arm’s length and related-person transactions, brokers, opinion of the Company’s financial advisor, tax returns and payment of taxes, tax withholding and deductions, government funding, source code and source code escrow arrangements, performance under certain material contracts and discharge and fulfillment of obligations of the Company thereunder, and the obtaining of certain governmental approvals are true and correct in all respects (except for de minimis inaccuracies) as of April 1, 2025 and the Closing Date (except those representations and warranties that address matters only as of a particular date, in which case such representations and warranties are true and correct in all respects (except for de minimis inaccuracies) as of that date); and (b) all of our other representations and warranties are true and correct as of April 1, 2025 and the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case they are true and correct as of such earlier date), except where any failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	we have performed our obligations under the Merger Agreement in all material respects;
•	since the execution of the Merger Agreement, no Company Material Adverse Effect has occurred and is continuing; and
•	the delivery of our officer’s certificate certifying that the above conditions have been satisfied.

Our obligation to effect the Merger is subject to the satisfaction (or our waiver where permissible pursuant to applicable law) at or prior to the Closing of the following additional conditions:

•
(a) the fundamental representations and warranties of MDA Space and the Merger Subs in respect of organization, standing and power, authority, non-contravention and MDA Space’s financial advisor are true and correct in all respects (except for de minimis inaccuracies) as of April 1, 2025 and the Closing Date (except those representations and warranties that address matters only as of a particular date, in which case such representations and warranties are true and correct in all respects (except for de minimis inaccuracies) as of that date); and (b) all other representations and warranties of MDA Space and the Merger Subs are true and correct as of April 1, 2025 and the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case they are true and correct as of such earlier date), except where any failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on MDA Space;

•	each of MDA Space and the Merger Subs has performed their obligations under the Merger Agreement in all material respects; and
•	the delivery of an officer’s certificate by MDA Space certifying that the above conditions have been satisfied.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the Closing by the mutual written agreement of MDA Space and the Company.

The Merger Agreement may also be terminated prior to the Closing by either us or MDA Space if:

•
the First Merger will not have been consummated on or before the End Date; provided, however, that such right of termination will not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the Merger Agreement has been the cause of, or a primary contributing factor that resulted in, the failure of the First Merger to be consummated on or before the End Date;

•
any governmental entity of competent jurisdiction will have enacted, issued, promulgated, enforced, or entered any law or order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement, and such law or order will have become final and non-appealable; provided, however, that such right of termination will not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the Merger Agreement has been a contributing cause of the issuance, promulgation, enforcement, or entry of any such order; or

•
the Merger Agreement has been submitted to our shareholders for adoption at a duly convened meeting and the requisite approval will not have been obtained at such meeting; provided that such right of termination will not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the Merger Agreement has been a contributing cause, or resulted in, the failure to receive the Requisite Shareholder Approval.

The Merger Agreement may also be terminated by MDA Space prior to the Closing under any of the following circumstances:

•	if a Change in Recommendation has occurred;
•	if we have breached or failed to perform in any material respect our non-solicitation and matching right obligations under the Merger Agreement;
•
if we have breached any representation, warranty, covenant, or agreement such that any joint or MDA Space condition to the Closing would not be satisfied and such breach is incapable of being cured by the End Date; or, if capable of being cured by the End Date, has not been cured prior to the time described in the Merger Agreement; provided that MDA Space will not have the right to terminate if MDA Space or any Merger Sub is then in breach of any representation, warranty, covenant, or obligation under the Merger Agreement that would cause any joint or Company condition to the Closing not to be satisfied; or

•	a Company Material Adverse Effect will have occurred.

The Merger Agreement may also be terminated by us prior to the Closing under any of the following circumstances:

•	following our compliance with our non-solicitation and matching right obligations under the Merger Agreement, we enter into a definitive agreement with respect to a Superior Proposal; or

•
if MDA Space or any of the Merger Subs has breached any representation, warranty, covenant, or agreement such that any joint or Company condition to the Closing would not be satisfied, and such breach is incapable of being cured by the End Date; or, if capable of being cured by the End Date, has not been cured prior to the time described in the Merger Agreement; provided that we will not have the right to terminate if we are then in breach of any representation, warranty, covenant, or obligation under the Merger Agreement that would cause any joint or MDA Space condition to the Closing not to be satisfied.

If the Merger Agreement is validly terminated, it will become void and of no further force and effect, with the exception of certain specified sections, each of which will survive the termination of the Merger Agreement, and, subject to certain specified provisions of the Merger Agreement that will survive such termination, including among others, the provisions relating to termination fees, breakup fees, expenses, specific performance and remedies, there will be no liability, of any kind, on our part or on the part of MDA Space or the Merger Subs, provided that the termination of the Merger Agreement will not relieve any party from liability or damages for any fraud, intentional misconduct or intentional breach of any its representations, warranties, covenants or other agreements under the Merger Agreement occurring prior to its termination.

Termination and Breakup Fees

We will be required to pay the following fees in connection with the termination of the Merger Agreement:

•
a termination fee of $5,000,000, if the Merger Agreement is terminated due to a Change in Recommendation if a Superior Proposal was received on or prior to May 16, 2025 and the definitive agreement in respect of such Superior Proposal received on or prior to May 16, 2025 is entered into immediately following the Matching Period under the Merger Agreement;

•
a termination fee of $10,000,000, in all other circumstances described in the Merger Agreement, including: (a) in connection with our breach of the non-solicitation and matching right obligations under the Merger Agreement; (b) if the Merger Agreement is terminated by us for any other reason and at such time MDA Space is entitled to terminate the Merger Agreement due to a Change in Recommendation; and (c) in connection with our consummation of an Acquisition Proposal (whether or not the previously announced Acquisition Proposal) within twelve (12) months following the termination of the Merger Agreement, or our entry into a definitive agreement with respect to an Acquisition Proposal (whether or not the previously announced Acquisition Proposal) within such twelve (12) month period where such Acquisition Proposal is subsequently consummated (for the purposes of the last sentence, all references to “15%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%”); or

•
a breakup fee of $10,000,000 if the Merger Agreement is terminated by MDA Space due to our breach (other than any willful or intentional breach) of any representation, warranty, covenant, or agreement such that any joint or MDA Space condition to the Closing would not be satisfied and, such breach is incapable of being cured by the End Date; or, if capable of being cured by the End Date, has not been cured prior to the time described in the Merger Agreement.

MDA Space will be required to pay us a breakup fee of $10,000,000 if the Merger Agreement is terminated by us due to MDA Space’s breach (other than any willful or intentional breach) of any representation, warranty, covenant, or agreement such that any joint or Company condition to the Closing would not be satisfied, and such breach is incapable of being cured by the End Date; or, if capable of being cured by the End Date, has not been cured prior to the time described in the Merger Agreement.

Expenses

All fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses, whether or not the Merger is consummated; provided, however, that we and MDA Space will share equally in all filing fees incurred in connection with any antitrust laws in connection with the consummation of the transactions contemplated by the Merger Agreement.

Specific Performance

Each of the parties to the Merger Agreement will be entitled to injunction or any other form of specific performance or equitable relief, to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

Governing Law and Jurisdiction

The Merger Agreement will be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware, except that the provisions related to the Israeli securities law, our internal affairs, the fiduciary and other duties of our office holders, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, the Merger Agreement that are required to be governed by the laws of the State of Israel will be governed by such laws.

MARKET PRICE AND DIVIDEND INFORMATION

Market Price

The Ordinary Shares are listed on the NYSE American LLC under the trading symbol “SATX”.

The closing price of the Ordinary Shares on March 31, 2025, the last trading day prior to the public announcement of the Merger, was $1.20 per share as reported on the NYSE American LLC.

As of March 31, 2025, there were 33 holders of record of Ordinary Shares.

Following the Closing, the Ordinary Shares will be delisted from the NYSE American LLC and deregistered under the Exchange Act, and we will no longer be required to file periodic reports with the SEC.

For detailed information regarding the beneficial ownership of certain of our shareholders, see the section entitled “Security Ownership of Certain Beneficial Owners and Management” beginning on page 83 of this Proxy Statement.

Dividends

We have never paid or declared any cash dividends on our capital stock in the past, and do not anticipate paying or declaring any cash dividends in the foreseeable future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us regarding the beneficial ownership of Ordinary Shares by:

•	each person known by us to be the beneficial owner of more than 5% of the issued and outstanding Ordinary Shares;
•	each of our current executive officers and directors; and
•	all of our current executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined according to the rules and regulations of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days, including options and warrants that are currently exercisable or exercisable, or restricted shares that vest, within 60 days of March 31, 2025. For the sake of clarity, options and RSUs that will accelerate as a result of the Merger and would not otherwise vest within 60 days of March 31, 2025 have not been accounted for in the table below. See the section entitled “The Merger - Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 53.

The percentage of beneficial ownership of Ordinary Shares is calculated based on 86,849,556 Ordinary Shares issued and outstanding as of March 31, 2025.

	Number of Ordinary Shares	%
5% Holders (other than executive officers and directors):
Endurance Antarctica Partners, LLC (1)	10,339,439	11.4%
FP Credit Partners II, L.P. (2)	5,936,409	6.8%
Simona Gat (3)	17,590,279	19.9%
Directors and Executive Officers (4)
Nir Barkan (5)	896,299	1
Oren Harari	189,971	*
Itzik Ben Bassat	256,250	*
Mary P. Cotton	—	—
Richard C. Davis (1)	—	—
Moshe Eisenberg	—	—
Doron Rainish (6)	1,032,566	1.2%
Yair Shamir (7)	—	—
Yoram Stettiner	—	—
David L. Willetts (8)	52,798	*
Yoav Leibovitch (9)	23,307,330	26.4%
Divaydeep Sikry (10)	164,962	*
Stephane Zohar (11)	276,506	*
All Executive Officers and Directors as a Group (13 individuals)	26,176,682	29.1%

*     Less than 1%.

(1) Consists of 6,574,343 Ordinary Shares, including 500,000 Price Adjustment Shares and 3,765,096 Ordinary Shares underlying the Warrants. Richard C. Davis shares voting and investment control over shares held by the Sponsor by virtue of his shared control of the Sponsor. By virtue of this relationship, Richard C. Davis may be deemed to share beneficial ownership of the securities held of record of the Sponsor. Richard C. Davis has disclaimed beneficial ownership of the shares, except to the extent of his pecuniary interest therein, if any. The business address for Endurance Antarctica Partners, LLC is 200 Park Avenue, 32nd Floor, New York, N.Y. 10166.

(2) Based on information contained in the Schedule 13G filed with the SEC on February 13, 2024. The business address for FP Credit Partners II, L.P. is One Letterman Drive, Building C, Suite 410, San Francisco, California, 94129.

(3) Consists of (i) 16,186,297 Ordinary Shares held directly, including 9,000,000 Price Adjustment Shares, and (ii) 1,403,981 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of March 31, 2025. Of these options, Ordinary Shares underlying options to acquire 1,403,981 Ordinary Shares have an exercise price exceeding the Merger Consideration (“Out of the Money”). The business address for Ms. Gat is 12 Hamada St., Rehovot 670315, Israel.

(4) The business address for each of the directors and officers of the Company is 12 Hamada Street, Rehovot 670315, Israel.

(5) Consists of 208,799 Ordinary Shares held through a trustee which were issued upon exercise of options and 687,500 RSUs which will vest within 60 days of March 31, 2025..

(6) Consists of 833,999 Ordinary Shares held directly and 179,513 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of March 31, 2025, and 19,054 RSUs which will vest within 60 days of March 31, 2025.

(7) Mr. Yair Shamir is a managing partner and director of CEL Catalyst Communications Limited and has the power to direct it to vote and dispose of the shares and has shared voting and investment power over the shares. Mr. Yair Shamir disclaims any beneficial ownership of any shares owned by CEL Catalyst Communications Limited other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(8) Consists of 52,798 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of March 31, 2025.

(9) Consists of (i) 21,903,349 Ordinary Shares held directly, including 18,000,000 Price Adjustment Shares, and (ii) 1,403,981 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of March 31, 2025. Of these options, Ordinary Shares underlying options to acquire 1,403,981 Ordinary Shares are Out of the Money.

(10) Consists of 66,525 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of March 31, 2025, and 87,500 vested RSUs. Of these options, Ordinary Shares underlying options to acquire 52,978 Ordinary Shares are Out of the Money.

(11) Consists of 84,740 Ordinary Shares underlying options to acquire Ordinary Shares exercisable within 60 days of March 31, 2025, and 191,766 RSUs which will vest within 60 days of March 31, 2025. Of these options, Ordinary Shares underlying options to acquire 59,397 Ordinary Shares are Out of the Money.

FUTURE SHAREHOLDER MEETINGS

The Merger is expected to be completed during the third quarter of 2025. Until the Merger is completed, the Company’s shareholders will continue to be entitled to attend and participate in the Company shareholder meetings, including any annual meeting. If the Merger is completed, the Company will have no public shareholders and there will be no public participation in any future meetings of the shareholders of the Company. However, if the Merger is not completed, the Company shareholders will continue to be entitled to attend and participate in the Company shareholder meetings.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act, as applicable to foreign private issuers. Such documents may be viewed at the SEC’s website at www.sec.gov. Copies of documents furnished or filed by the Company may also be obtained for free at the Company’s investor relations website, ir.satixfy.com/financials/sec-filings/default.aspx. The contents of the Company’s website are not deemed to be incorporated by reference into this notice or the Proxy Statement. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

We “incorporate by reference” information into this Proxy Statement, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement, except for any information superseded by information in this Proxy Statement or incorporated by reference subsequent to the date of this Proxy Statement. This Proxy Statement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition and are incorporated by reference into this Proxy Statement.

The following Company filings with the SEC are incorporated by reference:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 1, 2025; and
•	two Reports of Foreign Private Issuer on Form 6-K submitted on April 1, 2025.

We also incorporate by reference into this Proxy Statement additional documents that we may file with the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act, between the date of this Proxy Statement and the earlier of the date of the Special Meeting or the termination of the Merger Agreement. In addition, any Reports on Foreign Private Issuer on Form 6‑K furnished by us to the SEC after the date of this Proxy Statement until the date of the Special Meeting or the termination of the Merger Agreement that we identify as being incorporated by reference into this Proxy Statement are also incorporated by reference herein.

If you have any questions concerning the Merger, the Special Meeting or the Proxy Statement, would like additional copies of the Proxy Statement or need help voting your Ordinary Shares, please contact:

Kingsdale Advisors
745 Fifth Avenue, 5th Fl., New York, N.Y. 10151
North American Toll-Free Phone:
+1.877.657.5856 (not text enabled)
Call Collect Outside North America: +1.646-693-7021 (text enabled)
Email: contactus@kingsdaleadvisors.com

You should rely only on the information contained in this Proxy Statement, the annexes to this Proxy Statement and the documents that we incorporate by reference in this Proxy Statement in voting on the Merger. We have not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than that date set forth below (or as of an earlier date if so indicated in this Proxy Statement), and the mailing of this Proxy Statement to shareholders does not create any implication to the contrary. This Proxy Statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

OTHER MATTERS

The Company is currently unaware of any other matters that may be raised at the Special Meeting. Should any other matters be properly raised at the Special Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

By Order of the Board of Directors, Yoav Leibovitch, Chairman of the Board of Directors

April 7, 2025

Annex A

CERTAIN IDENTIFIED INFORMATION MARKED [***] HAS BEEN EXCLUDED FROM THE
EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT
SATIXFY COMMUNICATIONS LTD. TREATS AS PRIVATE OR CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

By and Among

MDA Space Ltd.

MANTISRAEL OPERATIONS 1 Ltd.

MANTISRAEL OPERATIONS 2 Ltd.

SatixFy Communications Ltd.

Dated as of April 1, 2025

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of April 1, 2025, by and among MDA Space Ltd., an Ontario corporation (“Parent”), MANTISRAEL OPERATIONS 1 Ltd., an Israeli company and an indirect wholly owned Subsidiary of Parent (“Merger Sub 1”), MANTISRAEL OPERATIONS 2 Ltd., an Israeli company and an indirect wholly owned Subsidiary of Parent (“Merger Sub 2” and together with Merger Sub 1, the “Merger Subs”) and SatixFy Communications Ltd., an Israeli company (the “Company”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 9.01 hereof.

RECITALS:

WHEREAS, the parties intend for Parent to indirectly acquire the Company through Merger Sub 1, on the terms and subject to the conditions set forth in this Agreement;

AND WHEREAS, in furtherance of such acquisition of the Company by Merger Sub 1, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the Companies Law 5759-1999 (Israel) (the “Companies Law”), Merger Sub 2 shall be merged with and into the Company (the “First Merger”), with the Company surviving the Merger as a direct wholly owned Subsidiary of Merger Sub 1, and each outstanding share of the Company’s ordinary shares, no par value per share (the “Company Common Stock”) (other than the Cancelled Shares) will be converted into the right to receive the Merger Consideration, which reflects a total equity value of the Company of $193 million;

AND WHEREAS, immediately following the First Merger, in accordance with the Companies Law, Merger Sub 1 shall be merged with and into the Interim Surviving Entity (the “Second Merger” and together with the First Merger, the “Mergers”), with the Company surviving the Second Merger as an indirect wholly owned Subsidiary of Parent;

AND WHEREAS, the board of directors of Parent has: (a) determined that it is in the best interests of Parent and the holders of shares of Parent, and declared it advisable, to enter into this Agreement with the Company and the Merger Subs; and (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers;

AND WHEREAS, the board of directors of each Merger Sub has: (a) determined that it is in the best interests of such Merger Sub and its sole shareholder (the Merger Sub Parent in respect of Merger Sub 1, being an indirect wholly owned Subsidiary of Parent, and Merger Sub 1 in respect of Merger Sub 2), and declared it advisable, to enter into this Agreement with the Company and Parent; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend that the sole shareholder of the applicable Merger Sub vote to approve the applicable Merger and such other actions as contemplated by this Agreement;

AND WHEREAS, each of the Company Special Committee, Audit Committee and thereafter the board of directors of the Company (the “Company Board”) has unanimously (with those directors who declared their personal interest abstaining or recusing themselves as required by Law): (a) determined that it is in the best interests of the Company and the holders of shares of the Company Common Stock (each a “Stockholder”), and declared it advisable, to enter into this Agreement with Parent and the Merger Subs; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including, subject to receipt of the Requisite Stockholder Approval, the Mergers; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to make the Board Recommendation;

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I
THE MERGER

Section 1.01          The Mergers.

(a)          First Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Companies Law, at the Effective Time: (i) Merger Sub 2 as the target company (Chevrat Ha’Ya’ad) in the First Merger will merge with and into the Company as the absorbing company (HaChevra Ha’Koletet) in the First Merger; (ii) the separate corporate existence of Merger Sub 2 will cease; and (iii) the Company will continue its corporate existence under the Companies Law as the surviving corporation in the First Merger and a wholly owned Subsidiary of Merger Sub 1 (the “Interim Surviving Entity”).

(b)          Second Merger. As part of a single integrated plan and immediately following the Effective Time, on the terms and subject to the conditions set forth in this Agreement, and in accordance with the Companies Law: (i) Merger Sub 1 as the target company (Chevrat Ha’Ya’ad) in the Second Merger will merge with and into the Interim Surviving Entity as the absorbing company (HaChevra Ha’Koletet) in the Second Merger; (ii) the separate corporate existence of Merger Sub 1 will cease; and (iii) the Interim Surviving Entity (being the Company surviving the First Merger) will continue its corporate existence under the Companies Law as the surviving corporation in the Second Merger and an indirect wholly owned Subsidiary of Parent (the “Surviving Entity”).

Section 1.02          Closing and Effective Time.

(a)          Upon the terms and subject to the conditions set forth herein, the closing of the First Merger (the “Closing”) will take place at 2:00 p.m., Tel Aviv time, as soon as practicable (and, in any event, within three (3) Business Days) after the satisfaction or, to the extent permitted hereunder, waiver of the last to be satisfied or waived of the conditions to the First Merger set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall take place remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed to in writing by the parties hereto. The actual date of the Closing is hereinafter referred to as the “Closing Date”.

(b)          As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and the Merger Subs shall (and Parent shall cause the Merger Subs to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) notices which shall inform the Companies Registrar of the Mergers and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the First Merger immediately followed by a certificate evidencing the Second Merger in accordance with Section 323(5) of the Companies Law (collectively, the “Certificates of Merger”) and shall deliver a further notice to the Companies Registrar on the Closing Date that the Closing has occurred. The First Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in respect of the First Merger in accordance with Section 323(5) of the Companies Law (the effective time of the First Merger being hereinafter referred to as the “Effective Time”). The Second Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in respect of the Second Merger in accordance with Section 323(5) of the Companies Law. It is recorded that in accordance with the Companies Law (Section 323) the Effective Time shall not be earlier than (i) 30 days after the date of approval of the First Merger by the stockholders of both the Company and the Merger Subs; and (ii) 50 days after the date of submission to the Companies Registrar of the Merger Proposal reflecting the First Merger (pursuant to the provisions of Section 6.03).

Section 1.03          Effects of the Mergers.

The Mergers shall have the effects set forth in this Agreement and in the applicable provisions of the Companies Law. Without limiting the generality of the foregoing, and subject thereto from and after the Effective Time, the effects of the Mergers shall be that: (a) the Company will become an indirect wholly owned Subsidiary of Parent; (b) the Company will continue to be governed by the Laws of the State of Israel; (c) the Company will maintain a registered office in the State of Israel; (d) Merger Sub 2 shall be merged with and into the Company, the separate corporate existence of Merger Sub 2 shall cease and the Company shall continue as the Interim Surviving Entity; (e) immediately after (d) occurs, Merger Sub 1 shall be merged with and into the Interim Surviving Entity (being the Company), the separate corporate existence of Merger Sub 1 shall cease and the Interim Surviving Entity (being the Company) shall continue as the Surviving Entity; (e) all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and the Merger Subs shall vest in the Surviving Entity; and (f) all debts, liabilities, obligations, restrictions, and duties of each of the Company and the Merger Subs shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Entity.

Section 1.04          Organizational Documents.

Immediately following the First Merger, the Articles of Association of Merger Sub 2 as in effect immediately prior to the Effective Time (as set forth in Exhibit A) shall, until thereafter amended in accordance with the terms thereof and applicable Law, be the Articles of Association of the Interim Surviving Entity, except that references to Merger Sub 2’s name shall be replaced with references to the Interim Surviving Entity’s name. Immediately following the Second Merger, the Articles of Association of Merger Sub 1 as in effect immediately prior to such Second Merger (as set forth in Exhibit A) shall, until thereafter amended in accordance with the terms thereof and applicable Law, be the Articles of Association of the Surviving Entity, except that references to Merger Sub 1’s name shall be replaced with references to the Surviving Entity’s name.

Section 1.05          Directors and Officers.

The directors of Merger Sub 2, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Interim Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Articles of Association of the Interim Surviving Entity. The directors of Merger Sub 1, in each case, immediately prior to the Second Merger shall, from and after the Second Merger, be the directors of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Articles of Association of the Surviving Entity. It is recorded and agreed that all directors of the Company, except for the Remaining Directors, shall vacate their office at the Effective Time.

ARTICLE II
EFFECT OF THE MERGERS ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.01          Effect of the First Merger on Capital Stock.

At the Effective Time, as a result of the First Merger and without any action on the part of Parent, the Merger Subs, the Company, any Stockholder or the holder of any shares or capital stock of Parent or the Merger Subs:

(a)          Conversion of Certain Company Common Stock. Each share of Company Common Stock that is owned by Parent or the Company (as treasury stock, dormant stock or otherwise) or any of their respective direct or indirect wholly owned Subsidiaries as of immediately prior to the Effective Time (the “Cancelled Shares”) will automatically be cancelled and shall cease to exist without any conversion thereof or consideration in exchange therefor.

(b)          Conversion of Company Common Stock.

(i)          Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) shall be automatically converted into and represent the right to receive the Merger Consideration.

(ii)          As a result, at the Effective Time, subject to Section 2.01(a), each holder of: (A) a certificate formerly representing any shares of Company Common Stock (each, a “Certificate”); or (B) any shares of Company Common Stock evidenced by way of book-entry in the register of shareholders of the Company immediately prior to the Effective Time (each, a “Book-Entry Share”) will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.02 hereof, and Merger Sub 1 shall be deemed to solely own all of the Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) (the “Interim Surviving Common Stock”).The Interim Surviving Common Stock shall have the same rights, powers, and privileges as provided under the Articles of Association of the Interim Surviving Entity and shall constitute the only outstanding shares of capital stock of the Interim Surviving Entity.

(c)          Conversion of Merger Sub 2 Capital Stock. Each ordinary share of Merger Sub 2 issued and outstanding immediately prior to the Effective Time shall cease to exist at the Effective Time and no consideration or payment shall be due or delivered in respect thereof.

(d)          Fractions. In any case where the aggregate cash payable to a particular Person under the First Merger would, but for this provision, include a fraction of $0.01, such cash consideration payable shall be rounded to the nearest $0.01.

Section 2.02          Exchange Procedures.

(a)          Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall engage a U.S. nationally-recognized financial institution to be mutually agreed upon to act as exchange agent in connection with the First Merger (the “Exchange Agent”), which will use a local Israeli nationally-recognized sub-paying agent appointed by Parent and the Company (the “Israeli Paying Agent”) to assist in reviewing any requisite residency certificate and/or other declarations and supporting documents for Israeli Tax withholding purposes and/or a Valid Tax Certificate, as applicable, and, in connection therewith, shall enter into an agreement with the Exchange Agent and the Israeli Paying Agent in a form reasonably satisfactory to the Company and Parent. At or promptly following the Effective Time, Parent shall deposit, or cause to be deposited, on behalf of Merger Sub 1 with the Exchange Agent, with no withholding of Taxes (except as provided for in Section 2.05) and in trust for the sole benefit of the Persons entitled to receive consideration pursuant to Section 2.01 and/or Section 2.07 (the “Holders”), cash sufficient to pay the Merger Consideration (such cash, the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than to fund payments of the Merger Consideration. In the event the Exchange Fund shall be insufficient to pay the Merger Consideration, Parent shall promptly deposit, on behalf of Merger Sub 1 with no withholding of Taxes (except as provided for in Section 2.05), additional cash with the Exchange Agent in an amount that is equal to the shortfall that is required to make such payment. Notwithstanding anything to the contrary in this Agreement, any portion of the Merger Consideration that is deliverable in respect of any Section 102 Shares, shall be delivered by the Israeli Paying Agent to the Section 102 Trustee to be held on behalf of the holders of such Section 102 Shares, and released in accordance with the agreement with the Section 102 Trustee, applicable Law (including the provisions of Section 102 of the Ordinance) and the Options Tax Ruling (or the Interim Options Ruling). The Section 102 Trustee shall withhold any amounts required in accordance with applicable Law (including the provisions of Section 102 of the Ordinance) and the Options Tax Ruling (or the Interim Options Ruling).

(b)          Procedures for Surrender; No Interest. Promptly after the Effective Time, and in no event later than the third (3rd) Business Day thereafter, Parent shall send, or shall cause the Exchange Agent to send, on behalf of Merger Sub 1 to each holder of record of Company Common Stock at the Effective Time, whose Company Common Stock was converted pursuant to Section 2.01(b) into the right to receive the Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Parent and the Surviving Entity may reasonably specify) for use in such exchange. Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01(b) in respect of the Company Common Stock represented by a Certificate or Book-Entry Share upon: (i) surrender to the Exchange Agent of a Certificate (duly endorsed or with such affidavits of loss and bonds as required by Section 2.06); or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares; in each case, together with a duly completed and validly executed letter of transmittal and such other documents or declaration as may reasonably be requested by the Exchange Agent, including without limitation any IRS Forms W-8 or W-9 that may be required under applicable Law, and a Non-Israeli Holder Tax Declaration in which the holder of shares of Company Common Stock provides certain information necessary for the Parent, Surviving Entity and the Exchange Agent to determine whether any amounts need to be withheld from the Merger Consideration payable to such holder pursuant to the terms of the Code or any applicable provision of state, local, Israeli, U.S. or foreign Law.  No interest shall be paid or accrued upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this ARTICLE II, each Certificate(s) or Book-Entry Share(s) so surrendered or transferred, as the case may be, shall immediately be cancelled.

(c)          Investment of Exchange Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the cash in the Exchange Fund may be invested by the Exchange Agent, as directed by Parent. No such investments or losses with respect to any investments of the Exchange Fund will affect the amounts payable to the holders of Certificates or Book-Entry Shares. Any income from investment of the Exchange Fund will be payable to Parent on demand.

(d)          Payments to Non-Registered Holders. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred; and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e)          Full Satisfaction. All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Shares.

(f)          Transfer Book Closed. From and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company, the Interim Surviving Entity or the Surviving Entity. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent, the Interim Surviving Entity, the Surviving Entity or the Exchange Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration with respect thereto in accordance with this Agreement.

(g)          Termination of Exchange Fund. Subject to the terms of the agreements engaging the Exchange Agent or Israeli Paying Agent, any portion of the Exchange Fund that remains unclaimed by a Stockholder two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity), shall become, to the extent not prohibited by applicable Law, the property of the Surviving Entity free and clear of any claims or interest of any Person previously entitled thereto and shall, at such second anniversary of the Effective Time be returned to the Surviving Entity. Neither the Parent nor the Surviving Entity shall be liable to any Stockholder for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws.

(h)          Full Satisfaction. All Merger Consideration issued or paid upon conversion of the shares of Company Common Stock or Company Equity Awards, as applicable, in accordance with the terms of this Agreement, shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock or Company Equity Awards, as applicable.

Section 2.03          No Appraisal Rights.

In accordance with Israeli Law, no statutory dissenters’ or statutory appraisal rights shall be available with respect to the Mergers or the Merger Consideration.

Section 2.04          Adjustments.

Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of the Company Common Stock shall occur (other than, if permitted by this Agreement, the issuance of additional shares of capital stock of the Company), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split or consolidation), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, any amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.05          Withholding Rights.

(a)          Each of the Exchange Agent, Israeli Paying Agent, Parent, the Merger Subs, the Interim Surviving Entity and the Surviving Entity (each, a “Payor”) shall each be entitled to deduct and withhold from the consideration and any other amounts otherwise payable to any Person pursuant to this Agreement such amounts that are required to be deducted and withheld with respect to the making of such payment under any applicable Law, provided that with respect to Israeli Taxes, the rate of such deduction shall not exceed 30% (unless otherwise required by Israeli withholding legislation). To the extent that amounts are so deducted and withheld and duly remitted to the applicable taxing authority by the relevant Payor, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Payor made such deduction and withholding. To the extent amounts are so withheld, they shall be subsequently paid over to the appropriate taxing authority on or prior to the last day on which such payment is required under any applicable Law and the relevant Payor shall provide the affected Person as soon as practically possible with (i) confirmation of such withholding, and (ii) evidence regarding payment to of such withheld amounts to the appropriate taxing authority. Notwithstanding the foregoing, it is hereby clarified that absent a change in applicable legal requirements prior to the Closing Date, no withholding for U.S. federal income taxes shall be required on any payment made pursuant to this Agreement to the extent the applicable payee has provided the applicable IRS Form W-9 or the appropriate version of IRS Form W-8, in each case, validly completed and executed by such payee.

(b)          Notwithstanding the provisions of Section 2.05(a), with respect to Israeli Taxes, the Merger Consideration shall be retained by the Exchange Agent for the benefit of each Holder for a period of up to one hundred and eighty (180) days from the Closing Date (or, with respect to amounts payable or other consideration deliverable after the Closing Date, ninety (90) days from the date on which such amount, or portion thereof, is released to the Exchange Agent for further distribution to the applicable Holder) (the “Withholding Drop Date”) during which time neither the Exchange Agent nor the Israeli Paying Agent (nor any other Payor) shall withhold any Israeli Taxes in respect of said consideration, and during which time each Holder may obtain a Valid Tax Certificate. If no later than three (3) Business Days prior to the Withholding Drop Date a Holder delivers a Valid Tax Certificate to the Israeli Paying Agent, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be promptly paid to such Holder. If a Holder (i) does not provide the Exchange Agent or the Israeli Paying Agent (as applicable) with a Valid Tax Certificate by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request to the Exchange Agent or the Israeli Paying Agent (as applicable) to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Holder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by the Israeli Paying Agent in accordance with applicable Law, provided that such rate shall not exceed 30% (unless otherwise required by Israeli withholding legislation). Israeli Taxes in respect of such Merger Consideration shall be transferred by the Exchange Agent to the Israeli Paying Agent and remitted by the Israeli Paying Agent to the ITA. The remaining portion of the Merger Consideration following such deduction of Israeli Taxes shall be paid by the Exchange Agent to the applicable Holder.

(c)          Notwithstanding the provisions of Section 2.05(a) above, any consideration payable or deliverable to holders of Company Equity Awards or Section 102 Shares will be subject to deduction or withholding of Israeli Tax under the Ordinance on the 16th day of the calendar month following the month during which the Closing occurs, unless (i) with respect to holders of Section 102 Securities and Section 3(i) Options, the Options Tax Ruling (or the Interim Options Ruling) shall have been obtained in which case the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Options Tax Ruling (or the Interim Options Ruling); (ii) with respect to non-Israeli resident holders of Company Equity Awards who were granted such Company Equity Awards in consideration solely for work or services performed entirely outside of Israel for the Company’s non-Israeli Subsidiaries (each a “Non-Israeli Public Holder”), a validly executed declaration regarding their non-Israeli residence and confirmation that they were granted such Company Equity Awards in consideration solely for work or services performed entirely outside of Israel for the Company’s non-Israeli Subsidiaries, in the form attached as Exhibit 2.05(c) (a “Non-Israeli Holder Tax Declaration”) shall have been provided to the Israeli Paying Agent prior to the payment of the consideration payable at the Closing, and in such case such consideration shall be transferred through the applicable Subsidiary’s payroll or accounts payable system (as applicable) to the relevant holder subject to withholding of non-Israeli Tax as required under any applicable Law; and (iii) any payments to be made to holders of Company Equity Awards that do not fall into clause (i) or clause (ii) of this Section 2.05(c) shall be subject to deduction or withholding of Israeli Tax under the Ordinance pursuant to Section 2.05(b), unless such holder provides the Israeli Paying Agent a Valid Tax Certificate, prior to such date.

(d)          Notwithstanding the provisions of Section 2.05(a) and Section 2.05(b) above, any consideration in an amount of up to $500,000, payable or deliverable to any holder of Company Common Stock who acquired such stock on or after October 28, 2022, and as of the Closing Date holds less than five percent (5%) of the share capital of the Company, shall be paid by the Exchange Agent to such Holder without deduction or withholding of any Israeli Tax; provided, however, that a validly executed declaration confirming that: (i) such holder is not an Israeli resident; (ii) such holder acquired its Company Common Stock on or after October 28, 2022; and (iii) as of the Closing Date such holder holds less than five percent (5%) of the issued and outstanding share capital of the Company, in the form attached as Exhibit 2.05(d) (the “Non-Israeli Public Holder Tax Declaration”) shall have been provided to the Israeli Paying Agent prior to the payment of the consideration payable at the Closing.

(e)          In the event that the Israeli Paying Agent (or other Payor) receives a demand from the ITA to withhold any amount out of the consideration payable to any Holder and transfer it to the ITA prior to the Withholding Drop Date, the Israeli Paying Agent (i) shall notify such Holder in writing of such matter promptly after receipt of such demand and provide such holder a reasonable time (but not less than 30 days, unless otherwise explicitly required by the ITA or under applicable Law) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA; and (ii) to the extent that any such certificate, ruling or confirmation is not timely provided by such Holder to the Israeli Paying Agent, transfer to the ITA any amount so demanded, and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such Holder, and the Israeli Paying Agent shall provide to such Person written confirmation of the amount so deducted or withheld.

Section 2.06          Lost Certificates.

If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed, and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it or the Surviving Entity with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen, or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated under this ARTICLE II.

Section 2.07          Treatment of Convertible, Exchangeable and Exercisable Securities.

(a)          Company Stock Options. The Company shall take all requisite action so that, at the Effective Time, each option to acquire shares of Company Common Stock (each, a “Company Stock Option”) that is outstanding under the Company Stock Plan immediately prior to the Effective Time, whether or not then vested or exercisable, shall: (i) if the per share exercise price for the shares of Company Common Stock underlying each such Company Stock Option is equal to or greater than the Merger Consideration, terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect; and (ii) if the per share exercise price for the shares of Company Common Stock underlying each such Company Stock Option is less than the Merger Consideration (each such Company Stock Option, an “In-the-Money Company Stock Option”), terminate and be cancelled as of immediately prior to the Effective Time and be converted into the right to receive an amount equal to: “N” multiplied by (“P” minus “E”) where: “N” equals the number of Company Common Stock covered by each such Company Stock Option immediately prior to the Effective Time, “P” equals the Merger Consideration and “E” equals the per share exercise price of Company Common Stock for each such Company Stock Option, less any Taxes required to be withheld with respect to each such Company Stock Option in accordance with Section 2.05. Following the Effective Time, no such Company Stock Option that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company Stock Option shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.07(a) in exchange for such Company Stock Options in accordance with this Section 2.07(a). Notwithstanding anything to the contrary in this Agreement, any portion of the Merger Consideration that is deliverable in respect of any Section 102 Options or Section 3(i) Options shall be delivered by the Exchange Agent or the Israeli Paying Agent to the Section 102 Trustee to be held on behalf of the holders of such Section 102 Options or Section 3(i) Options, as applicable, and released in accordance with the agreement with the Section 102 Trustee, applicable Law (including the provisions of Section 102 or Section 3(i) of the Ordinance, as applicable) and the Options Tax Ruling (or the Interim Options Ruling). The Section 102 Trustee shall withhold any amounts required in accordance with applicable Law (including the provisions of Section 102 or Section 3(i) of the Ordinance, as applicable) and the Options Tax Ruling (or the Interim Options Ruling).

(b)          Company Restricted Share Units. The Company shall take all requisite action so that, at the Effective Time, each Company RSU that is outstanding under the Company Stock Plan immediately prior to the Effective Time, whether or not then vested, shall, by virtue of the First Merger and without any action on the part of the holder thereof, vest in full and become free of restrictions and shall be treated as a share of Company Common Stock that shall be cancelled and converted automatically, in accordance with the procedures set forth in this Agreement, into the right to receive the Merger Consideration pursuant to Section 2.01(b) (treating such shares in the same manner as all other outstanding shares of Company Common Stock for such purposes) subject to the withholding of any Taxes required to be withheld with respect to such Company RSU in accordance with Section 2.05.

(c)          Company Warrants. Each of the Company Warrants issued and outstanding immediately prior to the Effective Time shall remain outstanding such that following the Effective Time, in accordance with the terms of the Company Warrants and automatically and without any required action on the part of the holder thereof, cease to represent an entitlement to receive a Company Common Stock on the exercise thereof and shall become a Company Warrant exercisable for Merger Consideration such that each holder of the Company Warrants shall have the right to, upon exercise thereof, receive from the Company, upon the basis and upon the terms and conditions specified in the Company Warrants and in lieu of the Company Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the amount of cash receivable upon the consummation of the transactions contemplated by this Agreement, including the First Merger, that such holder of the Company Warrants would have received if such holder had exercised his, her or its Company Warrant(s) immediately prior to the Effective Time.

(d)          Resolutions and Other Company Actions. At or prior to the Effective Time, the Company, the Company Board and any relevant sub-committee of the Company Board shall adopt any resolutions and take any actions that may be necessary to effectuate the provisions of this Section 2.07, including for certainty, accelerating the vesting of all Company Stock Options and all Company RSUs.

Section 2.08          Tax Treatment.

(a)          As soon as reasonably practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling in relation to the Israeli Tax treatment of Section 102 Securities and Section 3(i) Options confirming, among other things, that: (i) the treatment of Section 102 Securities and the delivery of the Merger Consideration to the Section 102 Trustee prior to the lapse of the Section 102 trust period under applicable Law, will not be treated as a breach of the provisions of Section 102 of the Ordinance and (ii) Parent, Merger Sub 1, and the Interim Surviving Entity and anyone acting on its behalf, including the Exchange Agent and the Israeli Paying Agent, shall be exempt from withholding Tax in relation to the payment of the Merger Consideration to the Section 102 Trustee; which ruling may be subject to customary conditions regularly associated with such a ruling (the “Options Tax Ruling”). If the Options Tax Ruling is not granted prior to the Closing, the Company shall seek to obtain prior to the Closing an interim Tax ruling confirming, among other things, that Parent, the Merger Subs, the Interim Surviving Entity, the Surviving Entity and the Israeli Paying Agent shall be exempt from Israeli withholding Tax in relation to any payments and deliveries made to the Section 102 Trustee with respect to Section 102 Securities and Section 3(i) Options (the “Interim Options Ruling”). To the extent that the Interim Options Ruling is obtained, all references herein to the Options Tax Ruling shall be deemed to refer to such Interim Options Ruling, until such time that a final definitive Options Tax Ruling is obtained.

(b)          Without limiting the generality of Section 2.08(a), each of the Company and Parent shall cause their respective Israeli counsel, advisors and/or accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Options Ruling). The final text of the Interim Options Ruling and the Options Tax Ruling (or any other Tax ruling relating hereto) and any application submitted to the ITA with respect to any Tax ruling shall be subject to the prior written consent of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall keep Parent reasonably informed of all material discussions and meetings with the ITA relating to the Interim Options Ruling and the Options Tax Ruling.

Section 2.09          Effect of the Second Merger on Capital Stock.

Upon the Second Merger becoming effective as provided in Section 1.01(b), as a result of the Second Merger and without any action on the part of Parent, the Merger Subs, the Company, any Stockholder or the holder of any shares or capital stock of Parent or the Merger Subs:

(a)          Surviving Common Stock. As a result of the Second Merger becoming effective, the Merger Sub Parent shall be deemed to solely own all of the Interim Surviving Common Stock issued and outstanding immediately prior to the Second Merger becoming effective (the “Surviving Common Stock”). The Surviving Common Stock shall have the same rights, powers, and privileges as provided under the Articles of Association of the Surviving Entity and shall constitute the only outstanding shares of capital stock of the Surviving Entity.

(b)          Conversion of Merger Sub 1 Capital Stock. Each ordinary share of Merger Sub 1 issued and outstanding immediately prior the Second Merger shall cease to exist upon completion of the Second Merger and no consideration or payment shall be due or delivered in respect thereof.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.01           Company Representations and Warranties.

Except as disclosed in the Company Disclosure Letter (which shall in each case specifically identify by reference to Sections of this Agreement any exceptions to each of the representations and warranties contained in this Agreement), the Company hereby represents and warrants each of the matters set forth in Schedule A to and in favor of Parent and the Merger Subs and acknowledges that Parent and the Merger Subs are relying upon such representations and warranties in connection with the entering into of this Agreement.

Section 3.02          Parent and Merger Subs Representations and Warranties.

Each of Parent and the Merger Subs hereby jointly and severally represents and warrants each of the matters set forth in Schedule B to and in favor of the Company and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

ARTICLE IV
COVENANTS

Section 4.01          Conduct of Business of the Company.

During the period from the date of this Agreement until the earlier of the termination of this Agreement (in accordance with its terms) or the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, except as expressly required or expressly contemplated by this Agreement, as required by applicable Law, as set forth in Schedule 4.01 of the Company Disclosure Letter or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), conduct its business in the Ordinary Course in all material respects and the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present material relationships with customers, suppliers, distributors, licensors, licensees, and other Persons having material business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly required or expressly contemplated by this Agreement, as set forth in Schedule 4.01 of the Company Disclosure Letter or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a)          amend or propose to amend its Charter Documents;

(b)          (i) split, combine, or reclassify any Company Securities or Company Subsidiary Securities; (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Company Securities or Company Subsidiary Securities, other than in connection with the forfeiture or expiration of Company Equity Awards; or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any Company Securities or Company Subsidiary Securities (other than dividends from its direct or indirect wholly owned Subsidiaries);

(c)          issue, deliver, grant, sell, pledge, dispose of, or encumber any Company Securities or Company Subsidiary Securities, other than the issuance of shares of Company Common Stock upon the exercise of any Company Equity Award outstanding as of the date of this Agreement in accordance with the terms, as of the date hereof, of such Company Equity Award;

(d)          except as required by applicable Law or expressly required or expressly contemplated by any Company Benefit Plan or Contract in effect as of the date of this Agreement: (i) increase the compensation, severance bonus, change of control payment or employee benefit payable or which such Person is entitled to or that could become payable by the Company or any of its Subsidiaries to directors, officers, employees or independent contractors, other than increases in compensation or changes to employee benefits made to non-officer employees in the Ordinary Course; (ii) grant any new Company Equity Award, severance rights, bonuses, change of control payment, retention or incentive compensation to any director, officer, employee or independent contractor; (iii) promote any officers or employees with base annual salary in excess of $75,000, except in connection with the Company’s Ordinary Course review cycle or as the result of the termination or resignation of any officer or employee; (iv) hire any employee or independent contractor; (v) adopt, enter into, amend, terminate, exercise any discretion under or take any action to accelerate rights under any Company Equity Award or Company Benefit Plan; or (vi) make any contribution to any Company Benefit Plan, other than contributions required by Law, the terms of such Company Benefit Plans or any Contract as in effect on the date hereof, or that are made in the Ordinary Course;

(e)          acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person;

(f)          enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture, partnership, shareholders’ agreement, profit-sharing arrangement, collaboration agreement, co-development agreement or similar relationship;

(g)          engage in, or change in any material respect the terms of, any transaction with any Company Employee, director, consultant, advisor or contractor of the Company, insider or other Person not dealing at arm’s length with the Company or any of their respective Affiliates outside of the Ordinary Course;

(h)          transfer, license, sell, lease, abandon or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any Lien (other than a Permitted Lien), any assets, including the capital stock or other equity interests in any Subsidiary of the Company; provided that the foregoing shall not prohibit the Company and its Subsidiaries from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, in the Ordinary Course;

(i)          adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization in respect of the Company or any of its Subsidiaries;

(j)          repurchase, prepay, incur or become liable for any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(k)          enter into, or amend or modify in any material respect, waive or assign any material right under, or consent to the termination of (other than at its stated expiry date), any Material Contract or any Lease with respect to Real Estate;

(l)          negotiate or enter into any union recognition agreement, collective agreement, union agreement or similar agreement with any trade union or representative body;

(m)          make any capital expenditure or expenditures that individually exceed $200,000 or in the aggregate are in excess of $1,000,000;

(n)          enter into an agreement that could result in the payment by the Company of a finder’s fee, success fee or other similar fee in connection with the Mergers or the other transactions contemplated in this Agreement;

(o)          institute, commence, settle, assign or compromise any Legal Action involving: (i) the payment of monetary damages by or to the Company or any of its Subsidiaries of any amount exceeding $100,000 in the aggregate, other than the settlement of claims, liabilities, or obligations reserved against on the Company’s Interim Financial Statements; or (ii) which imposes any injunctive relief on the Company or its Subsidiaries, involves the admission of wrongdoing, by the Company or its Subsidiaries or any of their respective directors, officers, employees or independent contractors or is otherwise likely to establish an adverse precedent;

(p)          make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in IFRS or applicable Law;

(q)           (i) settle or compromise any material Tax claim, audit, exam, litigation or assessment; (ii) make or change any material Tax election; (iii) change any annual Tax accounting period; (iv) adopt (inconsistent with past practice) or change any method of Tax accounting; (v) amend any Tax Return; (vi) file any claim for a Tax refund; (vii) enter into any closing agreement or other Tax related agreement with any Governmental Entity, (viii) surrender any right to claim a Tax refund, offset or other reduction in Tax liability; or (ix) consent to any extension or waiver of the limitation period applicable to the assessment or collection of any Tax;

(r)          abandon, allow to lapse or expire, sell, dispose of, assign, transfer, grant any security interest in, encumber or dispose of any Company IP;

(s)          grant any right or license to any Company IP other than pursuant to non-exclusive licenses to customers entered into in the Ordinary Course that are terminable by the Company without any consent, penalty or payment;

(t)          (i) waive, amend or voluntarily terminate any inbound license in favor of the Company with respect to any Intellectual Property (other than Off-the-Shelf Software Licenses); or (ii) amend any Contract with respect to any Intellectual Property;

(u)          (i) waive or materially amend (except in the course of using reasonable efforts to prosecute Intellectual Property) the Company’s rights in or to any Intellectual Property that is registered or the subject of an application for registration; or (ii) fail to use reasonable efforts to prosecute or maintain any material Intellectual Property that is registered or the subject of an application for registration, in each case, in the name of the Company;

(v)          disclose, make available, deliver, or license or place into escrow, any source code owned by the Company or any of its Subsidiaries with respect to Software owned by the Company or any of its Subsidiaries;

(w)          (i) waive, release or condition any non-compete, non-solicit, non-disclosure, confidentiality or other restrictive covenant owed to the Company; or (ii) enter into any Contract which creates any non-competition or material non-solicit obligations for the Company;

(x)          enter into any new line of business outside the existing line of business of the Company and its Subsidiaries;

(y)          terminate or modify or amend in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(z)          engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

(aa)          make an application to or otherwise amend, modify, terminate, allow to expire or lapse any of its material Authorizations or abandon or fail to diligently pursue any ongoing application for any material Authorization;

(bb)          make any forward commitments for the business of the Company in excess of the requirements of the business of the Company for normal operating purposes in the Ordinary Course;

(cc)          adopt or implement any stockholder rights plan or similar arrangement;

(dd)          [***]; or

(ee)          agree, authorize or commit to do any of the foregoing.

Section 4.02          Access to Information; Confidentiality.

(a)          Access to Information. Subject to the Confidentiality Agreement and applicable Law, from the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in ARTICLE VIII: the Company shall, and shall cause its Subsidiaries to, afford to Parent and its Representatives reasonable access, at reasonable times, upon reasonable notice, and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the officers, employees, independent contractors, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time. Nothing in this Section 4.02 shall require any Person to afford any access or to disclose any information, if affording such access or furnishing such information would (i) violate applicable Law; (ii) violate any of its obligations with respect to confidentiality (provided, that such Person shall, upon the request of the Person seeking access to the information, use commercially reasonable efforts to obtain the required consent of any third party to such access or disclosure); (iii) in the reasonable judgment of such Person, cause material competitive harm to such Person or its Subsidiaries, taken as a whole, if the transactions contemplated by this Agreement are not consummated; or (iv) result or give rise to a material risk of resulting in the loss of attorney-client or other privilege (provided, however, that such Person shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client or other privilege). Neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the Company’s representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to Parent or the Merger Subs pursuant to this Agreement.

(b)          Confidentiality. The parties hereby agree that all information provided to the other party or the other parties’ Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby, including any information obtained pursuant to Section 4.02(a), shall be treated in accordance with the Confidentiality Agreement, dated December 5, 2024, between Parent and the Company (the “Confidentiality Agreement”). Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 4.03          Notices of Certain Events.

(a)          Events. Subject to applicable Law, the Company shall notify Parent and the Merger Subs, and Parent and the Merger Subs shall notify the Company, promptly of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement.

(b)          Notice of Breach. The Company shall make reasonable efforts to promptly notify Parent and the Merger Subs, and Parent and the Merger Subs shall make reasonable efforts to promptly notify the Company: (i) if any of its representations or warranties in this Agreement are, or become, untrue or inaccurate in any material respect; (ii) if it breaches any covenant contained herein in any material respect; or (iii) if it becomes aware of any event, fact or circumstance which would, or be reasonably likely to, cause any of the conditions set forth in ARTICLE VII of this Agreement not to be satisfied.

(c)          Saving Provision. The delivery of any notice pursuant to this Section 4.03 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

Section 4.04          Directors’ and Officers’ Indemnification and Insurance.

(a)          Indemnification. Parent and the Merger Subs agree that all rights to indemnification, advancement of expenses, and exculpation by the Company now existing in favor of each individual who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each an “Indemnified Party”) as provided in the Charter Documents of the Company as in effect on the date of this Agreement, or pursuant to any other written Contracts entered into between the Company and any Indemnified Party substantially in the form attached to Section 4.04(a) of Company Disclosure Letter as in effect on the date of this Agreement, shall continue to bind the Surviving Entity in the Second Merger, without further action, at the Effective Time and shall survive the Mergers and shall remain in full force and effect in accordance with their terms. For a period of seven (7) years from the Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, cause the Charter Documents of the Surviving Entity to contain provisions with respect to indemnification, advancement of expenses, and exculpation that are at least as favorable to the Indemnified Parties as the indemnification, advancement of expenses, and exculpation provisions set forth in the Charter Documents of the Company as of the date of this Agreement. During such seven (7) year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)          Insurance. The Surviving Entity shall, and Parent shall cause the Surviving Entity to: (i) obtain and maintain in full force and effect for the benefit of the Indemnified Party, as of the Effective Time, “tail” insurance policies that provides coverage with a claims period of seven (7) years from the Effective Time with the coverage and amounts and terms and conditions that are substantially equivalent to and in any event not less advantageous to the Indemnified Parties than the existing policies of the Company, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement); provided, however, that in no event will the Surviving Entity be required to expend an annual premium for such coverage in excess of 300% of the last annual premium paid by the Company or any of its Subsidiaries for such insurance prior to the date of this Agreement, which amount is set forth in the Company Disclosure Letter.

(c)          Survival. The obligations of Parent and the Surviving Entity under this Section 4.04 shall survive the consummation of the Mergers and shall not be terminated or modified in such a manner as to adversely affect an Indemnified Party without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 4.04 applies and their respective successors and assigns shall be third party beneficiaries of this Section 4.04, each of whom may enforce the provisions of this Section 4.04). In the event that Parent or the Surviving Entity (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then Parent shall use commercially reasonable efforts to include proper provision to be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 4.04.

Section 4.05          Reasonable Best Efforts.

(a)          Cooperation/Approvals. Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 4.05), each of the parties hereto shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, and to satisfy all conditions to, as promptly as reasonably practicable (and in any event no later than the End Date), the transactions contemplated by this Agreement, including: (i) the obtaining of all necessary permits, waivers, and actions or nonactions from Governmental Entities and the making of all necessary registrations, filings, and notifications (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities; (ii) the obtaining of all necessary consents or waivers from third parties, including for greater certainty any Governmental Entities; (iii) the performance of all covenants contained herein; and (iv) the execution and delivery of any additional instruments necessary to consummate the Mergers and to fully carry out the purposes of this Agreement. The Company and Parent shall, subject to applicable Law, promptly: (A) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii), (iii) and (iv) immediately above; and (B) supply the other with any information (subject to applicable privileges, confidentiality obligations and applicable Law) that may be reasonably required in order to effectuate the taking of such actions. No party hereto shall take any action, or refrain from taking any commercially reasonable action, or permit the taking of any action which would reasonably be expected to prevent, delay or otherwise impede the consummation of the First Merger or the transactions contemplated by this Agreement.

(b)          Notification. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company, on the one hand, or Parent or the Merger Subs, on the other hand, receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement. Neither Parent nor the Company shall commit to or agree with (or permit any of their respective Subsidiaries to commit to or agree with) any Governmental Entity to stay, toll, or extend any applicable waiting period including under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned, or delayed).

(c)          Governmental Antitrust Authorities. Without limiting the generality of the undertakings pursuant to Section 4.05(a) hereof, the parties hereto shall: (i) provide or cause to be provided as promptly as reasonably practicable to applicable Governmental Entities information and documents requested by any Governmental Entity as necessary, proper, or advisable to permit consummation of the transactions contemplated by this Agreement, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any other Antitrust Laws as promptly as practicable following the date of this Agreement (provided, however, that such filing shall be made within ten (10) Business Days of the date of this Agreement) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act or any other applicable Antitrust Laws; and (ii) subject to the terms set forth in Section 4.05(d) hereof, use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by this Agreement by any Governmental Entity or expiration of applicable waiting periods.

(d)          Actions or Proceedings. In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Mergers or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the parties hereto shall consult and cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, none of the parties hereto or any of their respective Affiliates shall be required to expend funds, other than in immaterial amounts in connection with the above, or to defend, contest, or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed, or overturned any Order, in connection with the transactions contemplated by this Agreement.

(e)          No Divestitures; Other Limitations. Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, the Merger Subs nor any of their respective Subsidiaries shall be required to, and the Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement, or Order to: (i) sell, license, assign, transfer, divest, hold separate, or otherwise dispose of any assets, business, or portion of business of the Company, the Interim Surviving Entity, the Surviving Entity, Parent, the Merger Subs, or any of their respective Subsidiaries; (ii) conduct, restrict, operate, invest, or otherwise change the assets, business, or portion of the business of the Company, the Interim Surviving Entity, the Surviving Entity, Parent, the Merger Subs, or any of their respective Subsidiaries in any manner; or (iii) impose any restriction, requirement, or limitation on the operation of the business or portion of the business of the Company, the Interim Surviving Entity, the Surviving Entity, Parent, the Merger Subs, or any of their respective Subsidiaries; provided, however, that if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement, or Order so long as such requirement, condition, limitation, understanding, agreement, or Order (A) is only binding on the Company in the event the Closing occurs; and (B) in the opinion of the Company, is not, and shall not become, adverse to the Company or the Holders in any manner prior to the Closing or in the event that the Closing does not occur.

Section 4.06          Public Announcements.

The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and Parent. Thereafter, each of the Company and Parent agrees that no public release (including initial press releases), statement, announcement, or other disclosure concerning the Mergers or the other transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned, or delayed), except as may be required by: (a) applicable Law; (b) court process; (c) the rules or regulations of any applicable securities regulatory authority in Canada, Israel or the United States or the stock exchange on which the relevant entity is listed; or (d) any Governmental Entity to which the relevant party is subject or submits; provided, in each such case, that the party making the release, statement, announcement, or other disclosure shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release, statement, announcement, or other disclosure in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 4.06 shall not apply to any release, statement, announcement, or other disclosure made with respect to: (i) a Change in Recommendation issued or made in compliance with ARTICLE V; or (ii) the Mergers and the other transactions contemplated hereby that is substantially similar (and identical in any material respect) to those in a previous release, statement, announcement, or other disclosure made by the Company or Parent in accordance with this Section 4.06. Without limiting the generality of the foregoing and for greater certainty, the parties hereto acknowledge and agree that Parent shall file this Agreement together with a material change report related thereto, under Parent’s profile on SEDAR+ and the Company will file this Agreement together with the related press release on EDGAR.

Section 4.07          Anti-Takeover Statutes.

If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to Parent, the Merger Subs, the Company, the Mergers, or any other transaction contemplated by this Agreement, then each of the Company and the Company Board on the one hand, and Parent and its board of directors on the other hand, shall use commercially reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

Section 4.08          Stock Exchange Matters.

To the extent requested by Parent, prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws (including the Companies Law) and the rules and policies of the NYSE American to enable the delisting by the Surviving Entity of the shares of Company Common Stock from the NYSE American and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 4.09          Certain Tax Matters.

Prior to Closing, the Company shall promptly notify Parent of the receipt of any written notice of the commencement of any, or any pending or threatened, Tax audit, exam, litigation, claim or other Tax proceeding against the Company or any of its Subsidiaries (each, a “Pre-Closing Tax Matter”). The Company shall keep Parent fully informed regarding the progress and status of each Pre-Closing Tax Matter, including by promptly proving copies of all correspondence received from, or provided to, the applicable Governmental Entity. The Company shall consult with Parent in good faith regarding any positions taken or to be taken in connection with any Pre-Closing Tax Matter, including by allowing Parent to review and comment on any material submissions to be made to any Governmental Entity before the submission.

Section 4.10          Stockholder Litigation.

The Company shall promptly advise Parent in writing after becoming aware of any Legal Action commenced, or to the Company’s Knowledge threatened, against the Company or any of its directors relating to this Agreement or the transactions contemplated hereby (including the Mergers and the other transactions contemplated hereby) and shall keep Parent reasonably informed regarding any such Legal Action. The Company shall: (a) give Parent the opportunity to participate in the defense and settlement of any such stockholder litigation; (b) keep Parent reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to any such stockholder litigation, and provide Parent with the opportunity to consult with the Company regarding the defense of any such litigation, which advice the Company shall consider in good faith; and (c) not settle any such stockholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed, or conditioned). Parent shall promptly advise the Company in writing after becoming aware of any Legal Action commenced, or to Parent’s Knowledge threatened, against Parent or any of its directors relating to this Agreement or the transactions contemplated hereby (including the Mergers and the other transactions contemplated hereby) and shall keep the Company reasonably informed regarding any such Legal Action. Parent shall: (i) give the Company the reasonable opportunity to participate in the defense and settlement of any such stockholder litigation to the extent such litigation may hinder or delay the transactions contemplated hereby; and (ii) keep the Company reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to any such stockholder litigation, and provide the Company with the opportunity to consult with Parent regarding the defense of any such litigation, which advice Parent shall consider in good faith.

Section 4.11          Obligations of Merger Subs.

Parent will take all action necessary to cause the Merger Subs to perform their respective obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement.

Section 4.12          Resignations.

Other than directors of the Company or a particular Subsidiary which Parent identifies it desires to remain in such capacity (such directors, the “Remaining Directors”), the Company shall, at the written request of Parent, cause each person who is a director of the Company or a Subsidiary to resign from such capacity, with such resignations to be effective as of the Effective Time. The Company shall cause each person who is an officer of any Subsidiary of the Company (other than SatixFy Israel Ltd.), and in respect of which the Parent provides written instruction no later than five (5) Business Days prior to the Closing Date, to resign from such capacity, with such resignations to be effective as of the Effective Time. It is acknowledged that Parent shall cause the Company to honor any severance, payment in lieu of notice or other payment obligations owing to any resigning director or officer (or, in Israel, office holder) or to any Affiliate of the foregoing.

Section 4.13          Indebtedness; Permitted Indebtedness.

(a)          Parent shall not incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly owned Subsidiaries to Parent or any of its Subsidiaries) that would reasonably be expected by Parent to prevent Parent or its Subsidiaries from repaying the Company’s outstanding indebtedness following the Closing.

(b)          Notwithstanding Section 4.01, if the Company Board, acting in good faith, determines that it requires additional financing of not more than the Financing Cap, the Company shall promptly notify Parent of this requirement to raise, in one or more tranches (not to exceed in the aggregate the Financing Cap), additional funds (each an “Additional Financing”). The terms of any such Additional Financing shall limit the use of funds raised in such Additional Financing to those matters set out in the Company Budget (the “Use Restriction”). The Company shall keep Parent reasonably informed on a reasonably current basis as to the status of material developments and negotiations with respect to any Additional Financing. Prior to completing an Additional Financing, the Company shall provide Parent with written notice (the “Financing Notice”) of its intention to proceed with an Additional Financing which Financing Notice shall include the proposed definitive agreements in respect of such Additional Financing (which shall include the Use Restriction). Parent shall, by notice in writing to the Company (an “Election Notice”), have the right, exercisable within five (5) Business Days after receipt of the Financing Notice (the “Response Period”), to elect (either directly or through a Subsidiary) to complete the Additional Financing on terms, in the aggregate, not less favorable to the Company than the terms contained in the Financing Notice. If Parent provides an Election Notice during the Response Period, the Company and Parent shall promptly complete the Additional Financing on the terms contained in the Election Notice and the Company shall not complete the Additional Financing with any other party. If Parent does not provide an Election Notice during the Response Period, the Company shall, during the ten (10) day period following the expiration of the Response Period (but not thereafter, in which case the provisions of this Section 4.13 shall again apply), complete the Additional Financing with the party named in the Financing Notice (such a financing, a “Permitted Financing”). The Company shall not amend or waive the terms of the Permitted Financing without the written consent of Parent.

Section 4.14          Further Assurances.

(a)          At and after the consummation of the Second Merger, the officers and directors of the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of the Company or the applicable Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or the applicable Merger Sub, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Entity any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Mergers.

ARTICLE V
GO-SHOP / NO SOLICITATION

Section 5.01          Go-Shop.

During the period beginning on the date of this Agreement and continuing until 11:59 p.m. Eastern time on the day that is 45 calendar days following the date of this Agreement (the “Go-Shop End Date”), the Company shall, subject to compliance with the remainder of this ARTICLE V, have the right, to, directly or indirectly, solicit, encourage, entertain, discuss and negotiate inquiries, proposals or offers in respect of, or which are reasonably expected to lead to, an Acquisition Proposal and take any other action with respect to an Acquisition Proposal expressly permitted by the remainder of this ARTICLE V.

Section 5.02          No-Solicit.

(a)          Following the Go-Shop End Date and until the earlier of the termination of this Agreement or the Effective Time, the Company shall, and shall cause its officers, directors, employees, representatives (including any financial or other advisors) or agents (collectively, “Representatives”) to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons contacted by the Company or any of its Representatives before the Go-Shop End Date with respect to any inquiry, proposal or offer that relates to or that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal, and, in connection therewith, the Company shall discontinue access to any data room established (and not establish or allow access to any other data rooms, virtual or otherwise) or otherwise furnish information and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all copies of any confidential information regarding the Company provided to any such Person or any other Person and shall request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company.

(b)          Following the Go-Shop End Date until the earlier of the termination of this Agreement or the Effective Time, the Company shall not, directly or indirectly, through Representatives, or otherwise, and shall not permit any such Person to: (i) solicit, assist, initiate, facilitate or knowingly encourage (including by furnishing information) any inquiry, proposal or offer that relates to or that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal; or (ii) engage, entertain, encourage or participate in any discussions or negotiations with any Person (other than Parent and the Merger Subs) regarding any inquiry, proposal or offer that relates to or that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)          The Company agrees that it shall not without the prior written consent of Parent (which may be withheld or delayed in Parent’s sole and absolute discretion), terminate, waive, amend or modify, and agrees to actively prosecute and enforce, any provision of any confidentiality, standstill, use, business purposes or similar agreement or restriction to which the Company is a party in connection with any potential or actual Acquisition Proposal, it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as a result of entering into and the announcement of this Agreement by the Company, pursuant to the express terms of any such agreement, shall not be a violation of this Section 5.02(c).

(d)          Except as expressly provided in Section 5.03, during the term of this Agreement, the Company shall not, directly or indirectly, through any Representative, (i) make a Change in Recommendation; (ii) accept, approve, endorse, enter into or recommend, or propose publicly to accept, approve, endorse or recommend, any inquiry, proposal or offer that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal, it being understood that failing to reaffirm (publicly, if so requested by Parent) the Board Recommendation within five (5) Business Days after being requested by Parent or within five (5) Business Days after a public announcement of any inquiry, proposal or offer that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal shall be considered to be in violation of this Section 5.02(d); or (iii) enter into any agreement, other than an Acceptable Confidentiality Agreement, in respect or in furtherance of any inquiry, proposal or offer that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(e)          The Company shall advise its Representatives of the prohibitions set out in this ARTICLE V and any violation of the restrictions set forth in this ARTICLE V by the Company or its Representatives is deemed to be a breach of this ARTICLE V by the Company.

Section 5.03          Permitted Discussions.

(a)          The Company shall promptly (and in any event within 24 hours following receipt thereof) notify Parent first orally and then in writing in the event it receives or becomes aware of an Acquisition Proposal or any inquiry, proposal or offer that constitutes or relates to an Acquisition Proposal (or any request for copies of, access to, or disclosure of, any non-public or confidential information relating to the Company, in each case in connection with a potential Acquisition Proposal), including any Acquisition Proposal received prior to the Go-Shop End Date whether or not resulting from the Company’s compliance with Section 5.01. Such notice shall include the material terms and conditions of the Acquisition Proposal, inquiry, proposal, offer or request, the identity of the Person making such Acquisition Proposal, inquiry, proposal, offer or request, and shall keep Parent reasonably informed on a reasonably current basis as to the status of material developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to the material terms or conditions of any such Acquisition Proposal, inquiry, proposal, offer or request (and all changes to the proposed consideration to be paid) and shall provide to Parent copies of all material or substantive correspondences and documents if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondences and documents sent or communicated to the Company by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request.

(b)          If at any time following the date of this Agreement (including prior to the Go-Shop End Date) but prior to obtaining the Requisite Stockholder Approval, the Company receives any written Acquisition Proposal, other than any Acquisition Proposal that resulted from a breach of ARTICLE V and the Company Board determines in good faith, after receipt of a recommendation by both the Company Special Committee and Audit Committee and after consultation with the Company’s financial advisors and outside legal advisors, that such Acquisition Proposal constitutes or would reasonably be expected to result in, a Superior Proposal, if consummated in accordance with its terms, then the Company may, following compliance with Section 5.03(a):

(i)          furnish information with respect to the Company to the Person making such Acquisition Proposal; and

(ii)          enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise co-operate with or assist, the Person making such Acquisition Proposal,

provided, however, that the Company shall (A) not enter into any agreement with any Person in respect of an Acquisition Proposal other than (1) as permitted in Section 5.03(c), and (2) an Acceptable Confidentiality Agreement; and (B) promptly (and in any event within one (1) Business Day) make available to Parent any non-public information concerning the Company that is provided to any such Person or its Representatives that was not previously provided to Parent.

(c)          Notwithstanding anything to the contrary in this Agreement, if at any time following the date of this Agreement and prior to obtaining the Requisite Stockholder Approval, the Company receives an Acquisition Proposal not resulting from a breach of Section 5.02 that the Company Board concludes in good faith, after receipt of a recommendation by both the Company Special Committee and Audit Committee and after consultation with the Company’s financial advisors and outside legal advisors, constitutes a Superior Proposal and, after, inter alia, consultation with the Company’s outside legal counsel, that failure to take such action is or would be inconsistent with its fiduciary duties under applicable Law, the Company Board may, subject to compliance with the procedures set forth in Section 5.03(a) and this Section 5.03(c), make a Change in Recommendation and enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(i)          the Company has provided Parent with: (i) a copy of the definitive agreement proposed to be entered into in respect of the Superior Proposal, together with any material financing documents relating to such Superior Proposal, if supplied to the Company; and (ii) written confirmation from the Company that (y) the Company Board has determined that such proposal constitutes a Superior Proposal (including the value of any non-cash consideration), and (z) the Company intends to enter into the definitive agreement in respect of the Superior Proposal;

(ii)          at least five (5) Business Days (the “Matching Period”) shall have elapsed from the date that is the later of: (A) the date on which Parent received written notice advising Parent that the Company Board has resolved, subject only to compliance with this Section 5.03(c) and Section 5.04, to enter into a definitive agreement with respect to such Superior Proposal; and (B) the date Parent has received all of the materials expressly specified in Section 5.03(c) (it being understood that the Company shall promptly inform Parent of any amendment to the financial or other material terms of such Superior Proposal during such period);

(iii)          the Person making the Superior Proposal acknowledges the terms of the MDA Agreements; and

(iv)          if Parent offered to amend the terms of this Agreement in accordance with Section 5.04, the Company Board, after consultation with the Company’s financial advisors and receiving legal advice from its outside legal advisers, in good faith determined that the Acquisition Proposal giving rise to the Matching Period continues to be a Superior Proposal.

(d)          In the event the Company provides the notice contemplated by Section 5.03(c) on a date which is less than five (5) Business Days prior to the Company Meeting, Parent shall be entitled to require the Company to adjourn or postpone the Company Meeting to a date that is not more than seven (7) Business Days after the date of the notice.

Section 5.04          Match Rights.

(a)          During the Matching Period, the Company agrees that Parent and Merger Sub 2 shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The Company Board shall promptly review any offer to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties and in consultation with the Company’s financial and outside legal advisors, whether Parent’s and Merger Sub 2’s amended offer, upon acceptance by the Company, would cause the Superior Proposal giving rise to the Matching Period to cease to be a Superior Proposal, and, if not, what further changes are required in order to cause the Superior Proposal giving rise to the Matching Period to cease to be a Superior Proposal, and advise Parent and Merger Sub 2 of same and allow them (within additional three (3) Business Days) to further amend their Acquisition Proposal. If the Company Board determines that the Acquisition Proposal giving rise to such Matching Period does not continue to be a Superior Proposal compared to this Agreement as it is proposed to be amended by Parent and Merger Sub 2 in accordance with the above procedures, the parties shall amend this Agreement to give effect to such amendments and the Company Board shall promptly reaffirm the Board Recommendation.

(b)          The Company acknowledges that each successive material modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirements under ARTICLE V, provided, however, that the Matching Period for such modified Acquisition Proposal shall be two (2) Business Days.

Section 5.05          Compliance with Tender Offer Rules.

Nothing contained herein shall prevent the Company Board or any committee thereof from: (a) disclosing to the Stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any communication required under Israeli Law with substantially similar content) or a position contemplated by Section 329 of the Companies Law with regard to an Acquisition Proposal; (b) making any other disclosure if the party determines, after consultation with its outside legal counsel, that failure to make such disclosure would be in breach of, or be inconsistent with, applicable Law; provided, however, that any public disclosure (other than any “stop, look and listen” statement made under Rule 14d-9(f) under the Exchange Act or any communication under Israeli Law with substantially similar content) by the Company or the Company Board (or any committee thereof) relating to any determination, position or other action by the Company, the Company Board or any committee thereof with respect to any Acquisition Proposal shall be deemed to be a Change in Recommendation unless the Company Board expressly and publicly reaffirms the Board Recommendation in such disclosure.

ARTICLE VI
COMPANY MEETING AND PROXY STATEMENT

Section 6.01          Proxy Statement / Company Meeting.

(a)          Preparation of Proxy Statement. In connection with the Company Meeting, as promptly as practicable following the date hereof, and in any event within five (5) Business Days following the date hereof, the Company shall prepare and submit with the SEC a letter to the shareholders, notice of meeting, proxy statement, and forms of proxy to be used for the Company Meeting, and any supplements thereto prepared in accordance with this Agreement (collectively, the “Proxy Statement”, and the date of submission to the SEC referred to as the “Submission Date”). The Company shall cause the Proxy Statement to comply with Israeli Law and all other applicable Laws. Subject to applicable Law, the Company shall cooperate and consult with Parent and the Merger Subs in the Company’s preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and the Merger Subs will furnish the Company with the information relating to it required to be set forth in the Proxy Statement by applicable Law. The Proxy Statement shall include: (i) a statement confirming which Stockholders have entered into a Voting and Support Agreement, the number of shares held by each such Stockholder, their percentage holdings of all outstanding Company Common Stock and a summary description of the Voting and Support Agreement; (ii) the Board Recommendation, provided there has been no Change in Recommendation and (iii) the material factors considered by the Company Board in evaluating the First Merger. Subject to applicable Law, no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing Parent and its advisors the opportunity to review and comment thereon, and the Company will give due consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel.

(b)          Accurate Disclosure. Each of Parent and the Company shall supply such information specifically for inclusion or incorporation by reference in the Proxy Statement necessary so that, at the date it is first mailed to the Company’s shareholders or at the time of the Company Meeting, the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c)          Company Meeting. The Company shall take all action necessary to establish a record date for, duly call, give notice of, convene, and hold the Company Meeting for the sole purpose of obtaining the Requisite Stockholder Approval (and approving any other matter ancillary thereto or ancillary to the transactions contemplated by this Agreement or required under applicable Law or as agreed by Parent) as soon as reasonably practicable after the Submission Date such that that the Company Meeting will be held on a mutually agreeable date not to be later than 45 days after the Submission Date (provided, however, if the Company shall conduct “broker searches” as reasonably requested by the Parent or solicitation agent in accordance with Section 6.01(d) and such “broker searches” actually require the date of the Company Meeting to occur more than 45 days after the Submission Date, then the Company Meeting will be held as soon as reasonably practicable after the Submission Date) provided that, in each case, the Company may fail to use such efforts if there has been a Change in Recommendation. Subject to ARTICLE V hereof, including in the case of a Change in Recommendation provided therein, the Company shall use reasonable best efforts to obtain the Requisite Stockholder Approval, including: (i) solicit from the Stockholders proxies in favor of the adoption of this Agreement and approval of the Mergers and against any resolution or matter that is inconsistent with the Requisite Stockholder Approval or the transactions contemplated hereby; and (ii) take all other actions necessary or advisable to secure the vote or consent of the Stockholders required by applicable Law to obtain such approval. Except to the extent that the Company Board shall have effected a Change in Recommendation in accordance with ARTICLE V hereof, the Proxy Statement shall include the Board Recommendation. The Company shall keep Parent and the Merger Subs updated with respect to proxy solicitation results as requested by Parent or the Merger Subs (including providing copies or access to information regarding the Company Meeting generated by transfer agents, dealers and proxy advisory firms), any written opposition to the Mergers by any Stockholder and any written communications sent by or on behalf of the Company to any Stockholder opposition to the transactions contemplated by this Agreement. Once the Company Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Meeting without the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), other than: (A) in order to obtain a quorum of Stockholders; (B) if, as of the time for which the Company Meeting is scheduled, the Company reasonably determines in good faith that there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Requisite Stockholder Approval; (C) as reasonably determined by the Company, after receiving legal advice, it is necessary to comply with applicable Law or request from the SEC or the Israel Securities Authority; (D) to allow sufficient time under applicable Laws for the distribution of any required or appropriate supplement or amendment to the Proxy Statement; or (E) as provided for in Section 5.03(d); provided, however, that the Company Meeting shall not be adjourned for more than 25 calendar days in the aggregate without the consent of Parent (it being understood that such limit shall not apply to, and Company Meeting shall be adjourned or postponed every time, the circumstances described in the foregoing clauses (C) and (D) exist).

(d)          Solicitation Agent. Provided no Change in Recommendation has occurred, the Company shall permit Parent to, on behalf of management of the Company, directly or through a soliciting dealer, actively solicit proxies in favor of the Requisite Stockholder Approval, which right shall be disclosed in the Proxy Statement and the Company shall furnish to Parent such information as it reasonably requests in connection therewith. If requested by the Parent or a solicitation agent, the Company shall conduct such “broker searches” following the record date for the Company Meeting as may be reasonably requested by the Parent or solicitation agent.

Section 6.02          Additional Agreements.

(a)          Furnishing of Information. Each party hereto will reasonably assist and cooperate with the other parties in the preparation, filing and distribution of the Proxy Statement. Each party hereto shall furnish to the other party all information concerning such Person and its Affiliates required by the Securities Act or the Exchange Act to be set forth in the Proxy Statement or otherwise reasonably requested by the other parties. Each of Parent and the Company shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect. Each of Parent and the Company shall promptly take all steps necessary to amend or supplement the Proxy Statement and to cause the Proxy Statement, as so amended or supplemented, to be filed with the SEC and disseminated to the Stockholders as and to the extent required by applicable Law. The Company agrees to cooperate with Parent and Parent’s counsel and accountants in requesting and obtaining appropriate opinions, consents, and letters from financial advisors and the Company’s independent auditors in connection with the Proxy Statement.

(b)          SEC Comments. The Company shall promptly provide Parent and its counsel with any comments or other communications, whether written or oral, that the Company or its counsel may receive from the SEC or its staff with respect to the Proxy Statement promptly after the receipt of such comments. Prior to the filing of the Proxy Statement with the SEC (including in each case any amendment or supplement thereto) or the dissemination thereof to Stockholders, or responding to any comments of the SEC with respect to the Proxy Statement, the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on such Proxy Statement, or response (including the proposed final versions thereof) and the Company shall give reasonable and good faith consideration to any comments made by Parent or its counsel.

Section 6.03          Merger Proposal; Registration.

(a)          Subject to the Companies Law, as soon as reasonably practicable following the date of this Agreement, each of the Company and the Merger Subs shall (and Parent shall cause the Merger Subs to), as applicable, take the following actions within the timeframes set forth in this Section 6.03:

(i)          cause a merger proposal (in the Hebrew language) reflecting the First Merger or Second Merger (as the case may be), this Agreement and the transactions contemplated thereby (including a “going private” notice) in a form complying with the Companies Law and reasonably acceptable to the parties (the “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law;

(ii)          deliver the Merger Proposal to the Companies Registrar within three (3) days of the calling of the Company Meeting and Merger Sub shareholder meetings;

(iii)          cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar;

(iv)           (A) publish a notice to its creditors in a form acceptable to the parties, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Subs’ registered offices, as applicable, and at such other locations as the Company or Merger Subs, as applicable, may determine, in (y) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is delivered to the Companies Registrar, and (z) in a popular newspaper in New York, as may be required by applicable Law, within three Business Days after the date on which the Merger Proposal is delivered to the Companies Registrar if required by applicable Law; (B) within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice, in a form acceptable to the parties, by registered mail to all of its “Substantial Creditors” (as such term is defined in the Israeli Companies Regulations (Merger), 5760-2000 (the “Merger Regulations”)) of which the Company or a Merger Sub, as applicable, is aware, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in clause (A) above and at such times stated in the notice referred to in clause (A) above;

(v)          promptly after the Company and a Merger Sub, as applicable, shall have complied with the preceding clauses (iii) and (iv) above, but in any event no more than three (3) days following the date on which notice was sent to the creditors under clause (iii) above, inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law and Regulation 5 of the Merger Regulations, that notice was given to their respective creditors under Section 318 of the Companies Law;

(vi)          not later than three (3) days after the date on which (y) the Requisite Stockholder Approval is received, and (z) the sole shareholder of each Merger Sub approves the applicable Merger, this Agreement and the transactions contemplated thereby, the Company or a Merger Sub, as applicable, shall inform (in accordance with Section 317(b) of Companies Law) the Companies Registrar of such approval in a form acceptable to the parties; and

(vii)          following fulfillment or waiver of all of the conditions for Closing set forth in ARTICLE VII of this Agreement, inform the Companies Registrar of such fulfillment or waiver and, in accordance with the customary practice of the Companies Registrar, request that the Companies Registrar declare the First Merger effective and issue the Certificate of Merger in respect thereof upon such date, as the Company and Merger Sub 2 shall advise the Companies Registrar and immediately thereafter declare the Second Merger effective and issue the Certificate of Merger in respect thereof upon such date, as the Interim Surviving Entity and Merger Sub 1 shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Mergers shall be declared effective and the Certificate of Merger in respect of each Merger shall be issued on the Closing Date, as a condition to the Closing taking place.

(viii)          For purposes of this Section 6.03, “Business Day” shall have the meaning set forth in the Merger Regulations.

ARTICLE VII
CONDITIONS

Section 7.01          Conditions to Each Party’s Obligation to Effect the Mergers.

The respective obligations of each party to this Agreement to effect the Mergers are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing of each of the following conditions:

(a)          Stockholder Approval. This Agreement will have been duly adopted by the Requisite Stockholder Approval.

(b)          No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced, or entered any Laws or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Mergers or the other transactions contemplated by this Agreement.

(c)          Governmental Consents. The Required Regulatory Approval shall have been obtained on terms acceptable to Parent, acting reasonably and in good faith.

(d)          Bulgaria FDI Approval. The Bulgaria FDI Approval shall have been obtained on terms acceptable to Parent, acting reasonably and in good faith, if all of the following conditions exist prior to the Closing Date: (i) the amendment to the Rules on the implementation of the Bulgarian Investment Promotion Act and the adoption of the Rules on the organization and operations of the Interdepartmental Council for the Screening of Foreign Direct Investments shall have been enacted by the Bulgarian Council of Ministers and come into force and effect and (ii) the transactions contemplated by this Agreement (including the Mergers) are subject to a mandatory pre-Closing approval in Bulgaria in accordance with the Bulgarian Investment Promotion Act as then in-effect.

Section 7.02          Conditions to Obligations of Parent and Merger Subs.

The obligations of Parent and the Merger Subs to effect the Mergers are also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by Parent and the Merger Subs on or prior to the Closing of the following conditions:

(a)          Fundamental Representations and Warranties. The Fundamental Warranties shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, in which case as of that date).

(b)          Other Representations and Warranties. All representations and warranties of the Company set forth in Schedule A of this Agreement other than the Fundamental Warranties shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Material Adverse Effect”, “in all material respects”, “in any material respect”, “material”, “materially” or other similar words) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, in which case as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Closing.

(d)          Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect that is continuing and uncured.

(e)          Officer’s Certificate. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 7.02(a), Section 7.02(b), Section 7.02(c), and Section 7.02(d) hereof.

Section 7.03          Conditions to Obligation of the Company.

The obligation of the Company to effect the Mergers is also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by the Company on or prior to the Closing of the following conditions:

(a)          Parent Fundamental Representations and Warranties. The Parent Fundamental Warranties shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, in which case as of that date).

(b)          Other Representations and Warranties. All representations and warranties of Parent and the Merger Subs set forth in Schedule B of this Agreement other than the Parent Fundamental Warranties shall be true and correct in all respects (without giving effect to any limitation indicated by the words “in all material respects”, “in any material respect”, “material”, or “materially” or other similar words) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, in which case as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)          Performance of Covenants. Parent and the Merger Subs shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, of this Agreement required to be performed by or complied with by them at or prior to the Closing.

(d)          Officer’s Certificate. The Company will have received a certificate, signed by an officer of Parent, certifying as to the matters set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c) hereof.

Section 7.04          Satisfaction of Conditions.

Neither Parent or a Merger Sub, on the one hand, nor the Company, on the other hand, may rely on the failure of any condition set out in ARTICLE VII to be satisfied if such failure was caused by such party’s breach of any provisions of this Agreement. The conditions set out in ARTICLE VII shall conclusively be deemed to have been satisfied, waived or released when the Certificate of Merger in respect of the First Merger is issued in accordance with the terms of this Agreement.

ARTICLE VIII
TERMINATION

Section 8.01          Termination by Mutual Consent.

This Agreement may be terminated at any time prior to the Closing (whether before or after the receipt of the Requisite Stockholder Approval) by the mutual written consent of Parent and the Company.

Section 8.02          Termination by Either Parent or the Company.

This Agreement may be terminated by either Parent, on its own behalf and on behalf of the Merger Subs, or the Company at any time prior to the Closing (whether before or after the receipt of the Requisite Stockholder Approval) if:

(a)          the First Merger shall not have been consummated on or before December 31, 2025 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or a primary contributing factor that resulted in, the failure of the First Merger to be consummated on or before the End Date;

(b)          any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Mergers or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been a contributing cause of the issuance, promulgation, enforcement, or entry of any such Order; or

(c)          this Agreement has been submitted to the Stockholders for adoption at a duly convened Company Meeting and the Requisite Stockholder Approval shall not have been obtained at such meeting (unless such Company Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); provided, however, that the right to terminate this Agreement pursuant to this Section 8.02(c) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been a contributing cause, or resulted in, the failure to receive the Requisite Stockholder Approval.

Section 8.03          Termination by Parent.

This Agreement may be terminated by Parent, on its behalf and on behalf of the Merger Subs, at any time prior to the Closing if:

(a)          (i) a Change in Recommendation shall have occurred; or (ii) the Company shall have breached or failed to perform in any material respect any of its covenants and agreements set forth in ARTICLE V;

(b)          there shall have been a breach of any representation, warranty, covenant, or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Mergers set forth in Section 7.01 or Section 7.02, as applicable, would not be satisfied and, such breach is incapable of being cured by the End Date; or, if capable of being cured by the End Date, shall not have been cured prior to the earlier of: (i) 30 days after written notice thereof is given by Parent to the Company; or (ii) the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.03(b) if Parent or a Merger Sub is then in breach of any representation, warranty, covenant, or obligation hereunder that would cause any condition set forth in Section 7.01 or Section 7.03 not to be satisfied; or

(c)          a Company Material Adverse Effect shall have occurred.

Section 8.04          Termination by the Company.

This Agreement may be terminated by the Company at any time prior to the Closing if:

(a)          following the Company’s compliance with ARTICLE V, the Company enters into a definitive agreement with respect to a Superior Proposal; or

(b)          there shall have been a breach of any representation, warranty, covenant, or agreement on the part of Parent or a Merger Sub set forth in this Agreement such that the conditions to the Closing of the Mergers set forth in Section 7.01 or Section 7.03, as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; or, if capable of being cured by the End Date, shall not have been cured prior to the earlier of: (i) 30 days after written notice thereof is given by the Company to Parent; and (ii) the End Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.04(b) if the Company is then in breach of any representation, warranty, covenant, or obligation hereunder that would cause any condition set forth in Section 7.01 or Section 7.02 not to be satisfied.

Section 8.05          Notice of Termination; Effect of Termination.

The party desiring to terminate this Agreement pursuant to this ARTICLE VIII (other than pursuant to Section 8.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 8.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is properly and validly terminated pursuant to this ARTICLE VIII, it will become void and of no further force and effect, with no liability or obligation on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, or Representative of such party) to any other party hereto, except that: (a) Section 4.02(b), this Section 8.05, Section 8.06, and ARTICLE IX (and any related definitions contained in any such Sections or Article) shall survive termination of this Agreement; and (b) no such termination shall relieve any party from any liabilities or damages arising out of fraud, intentional misconduct or intentional breach of any of its representations, warranties, covenants, or other agreements set forth in this Agreement occurring prior to its termination.

Section 8.06          Fees and Expenses Following Termination.

(a)          If this Agreement is terminated by Parent pursuant to Section 8.03(a) [Change in Recommendation; Breach of Non-Solicit], then the Company shall pay to Parent (by wire transfer of immediately available funds), within three (3) Business Days after such termination, the Termination Fee;

(b)          If this Agreement is terminated pursuant to Section 8.02(a) [End Date] or Section 8.02(c) [Failure of Requisite Stockholder Approval] and: (i) prior to the Company Meeting, if held in accordance with the terms of this Agreement, or prior to such termination if the Company Meeting is not held, an Acquisition Proposal shall have been publicly announced, proposed or disclosed by any Person other than a Merger Sub or Parent or any Affiliate thereof; (ii) the Requisite Stockholder Approval shall have failed to have been received or the Company Meeting shall not have been held; and (iii) an Acquisition Proposal (whether or not the previously announced Acquisition Proposal) is consummated within twelve (12) months following the termination of this Agreement, or a definitive agreement with respect to an Acquisition Proposal (whether or not the previously announced Acquisition Proposal) is entered into within such twelve (12) month period and such Acquisition Proposal is subsequently consummated, then the Company shall pay to Parent (by wire transfer of immediately available funds) the Termination Fee concurrently with the consummation of the Acquisition Proposal. For the purposes of this paragraph, “Acquisition Proposal” shall have the meaning assigned to such term in Section 9.01, except that all references to “15%” shall be deemed to be references to “50%”.

(c)          If this Agreement is terminated by Company pursuant to Section 8.04(a), then the Company shall pay to Parent, concurrently with such termination, the Termination Fee (by wire transfer of immediately available funds).

(d)          If this Agreement is terminated by the Company for any other reason and at such time Parent, on its own behalf and on behalf of a Merger Sub, is entitled to terminate this Agreement pursuant to Section 8.03(a) [Change in Recommendation], then the Company shall pay to Parent (by wire transfer of immediately available funds), within five (5) Business Days after such termination, the Termination Fee.

(e)          If this Agreement is terminated by Parent pursuant to Section 8.03(b) (other than in the case of willful or intentional breach by the Company), the Company shall pay, or cause to be paid to, Parent (by wire transfer of immediately available funds), a breakup fee equal to $10,000,000 within five (5) Business Days after such termination (the “Parent Breakup Fee”).

(f)          If this Agreement is terminated by Company pursuant to Section 8.04(b) (other than in the case of willful or intentional breach by Parent), Parent shall pay, or cause to be paid to, Company (by wire transfer of immediately available funds), a breakup fee equal to $10,000,000 within five (5) Business Days after such termination (the “Company Breakup Fee”).

(g)          The parties hereto acknowledge and hereby agree that the provisions of this Section 8.06 are an integral part of the transactions contemplated by this Agreement (including the Mergers), and that, without such provisions, the parties would not have entered into this Agreement. If the Company fails to pay in a timely manner the amounts due pursuant to this Section 8.06, and, in order to obtain such payment, the other party makes a claim against the non-paying party that results in a judgment, the non-paying party shall pay to the other party the reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 8.06 at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or a lesser rate that is the maximum permitted by applicable Law.

(h)          The parties acknowledge and agree that: (i) in no event shall a party be obligated to pay any of the Termination Fee, Company Breakup Fee or Parent Breakup Fee (collectively, the “Break Fees”) on more than one occasion (provided that if both the Termination Fee and Company Breakup Fee are payable, the Company Breakup Fee shall be paid); and (ii) the right to receive a Break Fee under this Agreement shall not limit or otherwise affect any party’s right to specific performance in Section 9.16. Notwithstanding anything to the contrary in this Agreement, the Break Fees shall constitute liquidated damages and the right to receive the Break Fees shall, in the circumstances in which the Break Fee is paid, be the sole and exclusive remedy of the party entitled to receive such Break Fee (and its Affiliates and Representatives) against the other party and its respective Affiliates and Representatives for any loss or damage suffered as a result of the failure of the transactions contemplated by this Agreement to be completed or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection with this Agreement (other than the Confidentiality Agreement). The parties hereto agree that the Break Fee is not a penalty, and that it constitutes liquidated damages in a reasonable amount that will compensate the party entitled thereto in the circumstances in which such fee is payable.

(i)          Except as expressly set forth in this Section 8.06, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party hereto incurring such Expenses; provided, however, that the Company and Parent shall share equally in all filing fees incurred in connection with the HSR Act or any other Antitrust Law in connection with the consummation of the transactions contemplated by this Agreement.

ARTICLE IX
MISCELLANEOUS

Section 9.01          Definitions.

For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and an arm’s length third party on terms that are no less favorable to the Company, in the aggregate, than those contained in the Confidentiality Agreement and provided that such confidentiality agreement shall not include: (a) an exclusive right to negotiate with the Company or limit Parent or a Merger Subs’ rights under this Agreement, including under ARTICLE V; or (b) provide, directly or indirectly, for any compensation, reimbursement or other payment to the counter party of the confidentiality agreement.

“Acquisition Proposal” means with respect to the Company a good faith bona fide inquiry, proposal or offer from, or indication of interest in making a proposal or offer by, any Person or group acting at arm’s length to the Company with respect to any transaction or series of related transactions (other than the transactions contemplated by this Agreement), involving any: (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the Ordinary Course) equal to 15% or more of the fair market value of the Company and its Subsidiaries’ consolidated assets or to which 15% or more of the Company and its Subsidiaries’ net revenues or net income on a consolidated basis are attributable; (b) direct or indirect acquisition of 15% or more of the voting equity interests of the Company or any of its Subsidiaries whose business constitutes 15% or more of the consolidated net revenues, net income, or assets of the Company and its Subsidiaries, taken as a whole; (c) tender offer or exchange offer that if consummated would result in any Person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 15% or more of the voting power in the Company; (d) merger, consolidation, other business combination, or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person or group (as defined in Section 13(d) of the Exchange Act) would own 15% or more of the consolidated net revenues, net income, or assets of the Company and its Subsidiaries, taken as a whole; (e) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of the Company or one or more of its Subsidiaries which, individually or in the aggregate, generate or constitute 15% or more of the consolidated net revenues, net income, or assets of the Company and its Subsidiaries, taken as a whole; or (f) any combination of the foregoing.

“Additional Financing” has the meaning set forth in Section 4.13.

“Adequate Procedures” means such policies, procedures, processes and systems designed to ensure, and which are reasonably expected to ensure and to continue to ensure, compliance with, and prevent and detect breaches of, all applicable Financial Crime Laws.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by,” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract, or otherwise.

“Agreement” has the meaning set forth in the preamble.

“AI Tools” has the definition set forth in the Regulation (EU) 2024/1689 of the European Parliament and of the Council of 13 June 2024 laying down harmonized rules on artificial intelligence.

“Antitrust Laws” means the Sherman Act of 1890, as amended; the Clayton Act of 1914, as amended; the Federal Trade Commission Act of 1914, as amended; the HSR Act; the Israeli Economic Competition Law, 5748-1988 and the rules and regulations promulgated thereunder; and all other federal, state, foreign or supranational Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Associated Person” means in relation to any entity, a Person:

(a)	who performs or has performed services (including as interpreted pursuant to applicable Law) for such entity;

(b)	from whose activity, practice, conduct, action or failure to act, such entity has, directly or indirectly, received a benefit;

(c)	who is a customer, client or supplier of such entity; or

(d)	who otherwise acts on behalf of such entity in any capacity, and in respect of whose actions or inactions such entity may be liable under any Financial Crime Law.

“Audit Committee” means the audit committee of the Company Board.

“Audited Financial Statements” means the audited Consolidated Statements of Financial Position of the Company as at December 31, 2023 and 2022 and the accompanying audited statements of comprehensive income (loss), cash flows and changes in equity for the 12-month period ended on December 31, 2023 and 2022 together with the notes thereto and the auditors’ report thereon as filed on EDGAR.

“Authorizations” has the meaning set forth in Schedule A.

“Benefit Plan Affiliate” means a Person sponsoring a benefit plan with respect to which a specified Person may have any Liability, contingent or otherwise, including without limitation any employer, trade or businesses (whether or not incorporated) that would be treated together with such specified Person or its Subsidiary as a “single employer” under Section 414 of the U.S. Internal Revenue Code of 1986, as amended.

“Board Recommendation” has the meaning set forth in Schedule A.

“Book-Entry Share” has the meaning set forth in Section 2.01(b)(ii).

“Books and Records” means all books of account, financial statements, Tax records (including any written advice received relating to Tax), personnel records, historic documents relating to Contracts of employment and assets, sales and purchase records, cost and pricing information, customer and supplier lists and files, referral sources, research and development reports and records, production reports and records, equipment logs, operating guides and manuals, business reports, plans and projections and all other documents, data, files, correspondence and other information, in each case, of the Company (whether in written, electronic or other form) other than the Corporate Records.

“Break Fees” has the meaning set forth in Section 8.06(h).

“Bulgaria FDI Approval” means the final approval or authorization of a foreign direct investment in the form of the transactions contemplated by this Agreement (including the Mergers) under the Bulgarian Investment Promotion Act (in Bulgarian - Закон за насърчаване на инвестициите) (as amended from time to time)  pursuant to Chapter Six of the Bulgarian Investment Promotion Act in any of the following forms:

(a)          a decision by the Bulgarian Interdepartmental Council for the Screening of Foreign Direct Investments (in Bulgarian - Междуведомствен съвет за скрининг на преките чуждестранни инвестиции)  approving a foreign direct investment in the form of the transactions contemplated by this Agreement (including the Mergers); or

(b)          a notification by the Bulgarian Interdepartmental Council for the Screening of Foreign Direct Investments stating that the latter will not conduct screening proceedings with respect to the transactions contemplated by this Agreement (including the Mergers); or

(c)          a lapse of a 45 day period (unless such period has been extended to 75 days by way of a ruling of the Bulgarian Interdepartmental Council for the Screening of Foreign Direct Investments, in which case the 75 day period shall apply) from the date on which the application for authorization by the Interdepartmental Council for the Screening of Foreign Direct Investments has been accepted for review, without any specific decision being issued, which by operation of Law under art. 27f of the Bulgarian Investment Promotion Act will have substantially the same effect as the decision or notification set out under clause (a) or (b) above, respectively.

“Business Day” means any day, other than Saturday, Sunday, or, in respect of any SEC filing, any day on which the SEC is closed and, in respect of any payment, any banking institutions located in Canada, the United States of America or Israel is required by Law or other governmental action to be closed.

“Cancelled Shares” has the meaning set forth in Section 2.01(a).

“Certificate” has the meaning set forth in Section 2.01(b)(ii).

“Certificates of Merger” has the meaning set forth in Section 1.02(b).

“Change in Recommendation” means the Company, Company Board, the Company Special Committee or Audit Committee, as the case may be: (a) withholds, withdraws (or amends, modifies or qualifies in a manner adverse to Parent) or fails to make, the Board Recommendation; (b) fails to include the Board Recommendation in the Proxy Statement; (c) approves or recommends an Acquisition Proposal; (d) fails to recommend against acceptance of any tender offer or exchange offer for the shares of Company Common Stock within five (5) Business Days after the commencement of such offer; (e) fails to reaffirm (publicly, if so requested by Parent) the Board Recommendation within five (5) Business Days after being requested by Parent or within five (5) Business Days after a public announcement of an Acquisition Proposal; (f) makes any public statement substantively inconsistent with the Board Recommendation; (g) enters into a written agreement in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or (h) resolves, agrees or publicly announces any intention to take any of the foregoing actions.

“Charter Documents” means: (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof; (b) with respect to a limited liability company, the certificate of formation or organization or articles of association, as applicable, and the operating or limited liability company agreement, as applicable, thereof; (c) with respect to a partnership, the certificate of formation and the partnership agreement; and (d) with respect to any other Person, the organizational, constituent and/or governing documents and/or instruments of such Person.

[***]

“Closing” has the meaning set forth in Section 1.02(a).

“Closing Date” has the meaning set forth in Section 1.02(a).

“Code” means, as context requires, the U.S. Internal Revenue Code of 1986 or the Ordinance, in each case as amended.

“Companies Law” has the meaning set forth in the Recitals.

“Companies Registrar” has the meaning set forth in Section 1.02(b).

“Company” has the meaning set forth in the preamble.

“Company Benefit Plans” means a plan, program, policy, agreement, collective bargaining agreement, or other arrangement providing for compensation, bonuses, severance, deferred compensation, incentive awards, or equity or equity-based awards, or retirement, pension, savings, profit sharing, health, medical, dental, vision, post-termination, retiree, life insurance, death, accidental death & dismemberment, disability, wellness, or any other benefits or remuneration of any kind, including each employment, termination, severance, retention, change in control, or consulting or independent contractor plan, program, policy, agreement or arrangement, in each such case whether written or unwritten or otherwise, whether funded or unfunded, whether insured or self-insured, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any Company Employee or an independent contractor, consultant, or director of the Company or any of its Subsidiaries or with respect to which the Company or any Subsidiary of the Company has or may have any material Liability, other than any individual employment, consulting or services Contract or any Statutory Plan.

“Company Board” has the meaning set forth in the Recitals.

“Company Breakup Fee” has the meaning set forth in Section 8.06(f).

“Company Budget” means the budget of the Company contained in Section 4.13(b) of the Company Disclosure Letter.

“Company Chip Products” means the [***] and [***] chips, together with any Embedded Chip Software Layer applicable to such chips.

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement and delivered by the Company to Parent concurrently with the execution of this Agreement.

“Company Employee” means a current or former employee of the Company or any of its Subsidiaries.

“Company Equity Award” means a Company Stock Option, a Company RSU granted under the Company Stock Plan or a share (or a portion thereof) of Company Common Stock resulting from an enterprise management incentive (EMI) Company Stock Option exercised after the date hereof, as the case may be.

“Company IP” means all (i) Intellectual Property subject of any Company IP Licenses, or used or exploited by the Company or any of its Subsidiaries (excluding Intellectual Property subject of Off-the-Shelf Software Licenses) and (ii) Company-Owned IP.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party, beneficiary, or otherwise bound.

“Company IP Licenses” means all licenses or similar agreements or arrangements to which the Company or one of its Subsidiaries is a party, with respect to Intellectual Property, other than Off-the-Shelf Software Licenses.

“Company IT Systems” means all Software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Company or any of its Subsidiaries, all as materially required for operation of the infrastructure of the business, all with the exception of Company-Owned IP.

“Company Material Adverse Effect” means a Material Adverse Effect on the Company.

“Company Meeting” means the special meeting of Stockholders to be held to consider the adoption of this Agreement and approval of the Mergers.

“Company RSU” means each share of Company Common Stock subject to vesting, repurchase, or other lapse of restrictions (including any restricted share units issued under the Company Stock Plan).

“Company SEC Documents” has the meaning set forth in Schedule A.

“Company Securities” has the meaning set forth in Schedule A.

“Company Special Committee” means the special committee of the Company Board, appointed for purposes of considering the First Merger.

“Company Stock Option” has the meaning set forth in Section 2.07(a).

“Company Stock Plan” means the 2020 Share Award Plan (as amended and restated) of the Company.

“Company Subsidiary Securities” has the meaning set forth in Schedule A.

“Company Warrants” means those warrants outstanding on the date hereof to acquire Company Common Stock which are subject to the terms of the Amended and Restated Warrant Agreement between the Company and Continental Stock Transfer & Trust Company dated January 12, 2023.

“Company-Owned IP” ” means all Intellectual Property owned by the Company or any of its Subsidiaries or the Intellectual Property disclosed in Section 1.26(a) of the Company Disclosure Letter.

“Confidentiality Agreement” has the meaning set forth in Section 4.02(b).

“Consent” has the meaning set forth in Schedule A.

“Contract” means any contract, agreement, license, note, bond, mortgage, indenture, lease, or other binding instrument or binding commitment (and, in each case, any schedules, exhibits, purchase orders, statements of work or other attachments thereto), whether written or oral .

“Corporate Records” means the corporate records of the Company and each of its Subsidiaries, including: (a) the Charter Documents; (b) the minutes of meetings and resolutions of shareholders and directors; and (c) to the extent applicable, the corporate books, records, documents and information of the Company.

“Deprecated Products” means all products of the Company or its Subsidiaries other than [***], [***], [***] and [***].

“Development Agreement” means the development agreement and the purchase orders thereunder, as set out in Section 1.33(i) of the Company Disclosure Letter.

“Disabling Code” means any code which is intended or designed to have the effect of disabling or denying authorized access to any hardware, Software or any data or files on or used in conjunction with any of the aforementioned, including any Malicious Code, clock, timer, counter, software lock, drop dead device, trojan horse routine, trap door, back door, date bomb or time bomb, and excluding legitimate access rights control mechanisms used to enforce software licences or other commercial agreements with end users of the subject hardware or Software.

“EDGAR” has the meaning set forth in Schedule A.

“Effective Time” has the meaning set forth in Section 1.02(b).

“Election Notice” has the meaning set forth in Section 4.13.

“Embedded Chip Software Layer” means the generic Software required to enable the functionalities of the [***] and [***] chips and which is intended to be used by multiple customers of such chips.

“End Date” has the meaning set forth in Section 8.02(a).

“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to contamination or pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any hazardous substances. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Permits” includes all Orders, permits, certificates, approvals, consents, registrations and licences issued by any Governmental Entity and required under Environmental Laws.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Exchange Agent” has the meaning set forth in Section 2.02(a).

“Exchange Fund” has the meaning set forth in Section 2.02(a).

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing, and mailing of the Proxy Statement, the filing of any required notices under the HSR Act or any other Antitrust Laws, or in connection with other regulatory approvals, and all other matters related to the Mergers, and the other transactions contemplated by this Agreement.

“Export Control Laws” means the export control, sanctions, import, customs and trade, and anti-boycott Laws applicable to the business of the Company and its Subsidiaries, including any applicable Laws, regulations, and programs administered by Israel, the United States, the United Kingdom, Bulgaria or any other applicable jurisdiction.

“Financial Crime Laws” means all applicable Laws, rules, regulations or other measures of any jurisdiction relating to the prevention of bribery, corruption, money laundering, terrorist financing, facilitation of tax evasion, fraud or similar or related activities or relating to financial sanctions, and “Financial Crime Law” means any of them.

“Financing Cap” has the meaning ascribed thereto in Section 4.13(b) of the Company Disclosure Letter.

“Financing Notice” has the meaning set forth in Section 4.13.

“First Merger” has the meaning set forth in the Recitals.

“Former Properties” means any properties formerly owned, occupied or used by any Company or any Subsidiary of the Company.

“Fundamental Warranties” means those representations and warranties set out in paragraphs 1.01(a), (b), (c)(i), (ii) and (iv), (e)(iii) and (iv), 1.02(a)(i), (iii)-(vii), 1.10, 1.11, 1.12, 1.19, 1.20, 1.25(a) and (e), 1.26(j) and (l), 1.33(i), 1.33(j), 1.33(k) and 1.37(b) of Schedule A.

“Go-Shop End Date” has the meaning set forth in Section 5.01.

“Governmental Entity” means any (a) supranational, multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department or agency, directorate, inspection, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign, intergovernmental organisation; (b) subdivision, agent, commission, board or authority of any of the foregoing; or (c) quasi-governmental or private body, including any tribunal, commission, stock exchange (including the Toronto Stock Exchange and NYSE American), regulatory agency or self-regulatory organization, exercising jurisdiction over the Antitrust Laws or any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including IIA, the UK Investment Securities Unit (who review notifications under the NSI Act) and the Israeli Competition Authority, and “Governmental Entities” means more than one Governmental Entity.

“Hazardous Substance” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is a contaminant, pollutant or waste or designated as hazardous, acutely hazardous, toxic, harmful or words of similar import or regulatory effect under Environmental Laws or any toxic or harmful constituent of any such substance or waste, including without limitation any such substance regulated under or defined by the Environmental Laws; and (b) any petroleum or petroleum-derived products or waste, radon, mold, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, per- and polyfluoroalkyl substances and polychlorinated biphenyls.

“Holders” has the meaning set forth in Section 2.02(a).

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“IIA” means the Israel Innovation Authority (formerly the Office of the Chief Scientist) at the Israeli Ministry of Economy.

“In-the-Money Company Stock Options” has the meaning set forth in Section 2.07(a).

“Indemnified Party” has the meaning set forth in Section 4.04(a).

“Intellectual Property” means any and all rights in, or arising from any of the following in any jurisdiction throughout the world: (a) patents, patent applications and patent disclosures and improvements thereto together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof; (b) trademarks, service marks, brand names, certification marks, trade dress, trade names, slogans, product designations, logos, designs, internet domain names, corporate names and any other similar indicia of origin, together with all translations, adaptations, derivations, abbreviations, acronyms, and combinations thereof, all applications, registrations, and renewals in connection therewith, and all goodwill associated with each of the foregoing; (c) copyrights and works of authorship, moral rights and all applications, registrations and renewals in connection therewith; (d) Software (including object code and source code) and all rights therein or thereto; (e) data, databases and all rights therein or thereto; (f) Trade Secrets; (g) mask works and all right therein or thereto; (h) all other intellectual property rights; and (i) any other registrations and applications for registrations of any of the foregoing clauses (a) through (h).

“Interim Financial Statements” means the unaudited Consolidated Statement of Financial Position of the Company as of September 30, 2024 and the accompanying unaudited statements of comprehensive income (loss), cash flows and changes in equity for the nine-month period ended on September 30, 2024 together with the notes thereto as filed on EDGAR.

“Interim Options Ruling” has the meaning set forth in Section 2.08(a).

“Interim Surviving Common Stock” has the meaning set forth in Section 2.01(b)(ii).

“Interim Surviving Entity” has the meaning set forth in Section 1.01(a).

“Inventory” means all inventories of raw materials, work-in-process and finished goods and merchandise of the Company used, consumed or sold by the Company.

“IRS” means the United States Internal Revenue Service.

“Israeli Law Matters” has the meaning set forth in Section 9.06.

“Israeli Paying Agent” has the meaning set forth in Section 2.02(a).

“ITA” means Israel Tax Authority.

“Jet Talk” means Jet Talk Limited, a joint venture company incorporated in England and Wales.

“Jet Talk Shareholders’ Agreement” means the shareholders’ agreement dated February 6, 2018 by and between SatixFy UK and ST Electronics (Satcom & Sensor Systems) Pte Ltd.

“Knowledge of the Company” or “Company’s Knowledge” means the knowledge that each of [***], [***], [***], [***], [***] and [***] actually have and would have after reasonable inquiry.

“Landing Station” means all products, Software and technologies (including prototypes and in-development versions) relating to landing stations, including the landing station baseband solution subject of the Landing Station Baseband / User Terminal Modem Development Agreement between SatixFy Israel Ltd. and Telesat LEO Inc. dated February 9, 2021, as amended on September 11, 2024.

“Laws” means all federal, national, multinational, provincial, state, municipal, regional and local laws (primary or secondary legislation, statutory, common or otherwise), constitutions, treaties, conventions, by-laws, statutes, rules, regulations, principles of law and equity, Orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes, guidance of administrative authorities or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity or self-regulatory authority (including Toronto Stock Exchange and NYSE American), and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are binding upon or applicable to such Person or its assets.

“Lease” means all leases, subleases, licenses, concessions, and other agreements (written or oral) under which the Company or any of its Subsidiaries holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its Subsidiaries thereunder.

“Leased Personal Property” has the meaning set forth in Schedule A.

“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by the Company or any of its Subsidiaries.

“Legal Action” means any legal, administrative, arbitral, or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations, or similar legal proceedings conducted (including threatened to be conducted) or heard by or before any Governmental Entity, arbitrator, mediator, or other tribunal.

“Liability” means any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under IFRS).

“Lien” means: (a) any mortgage, charge, rent-charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, land charge, local land charge, any interest which overrides the interest of the Company or the applicable Subsidiary of the Company (in the case of SatixFy UK Limited, as described in Schedules 1, 3 or 12 of the UK Land Registration Act 2002), pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property; and (b) any other encumbrance of any nature or any arrangement or agreement or condition which, in substance, secures payment or performance of an obligation.

“Malicious Code” means any malicious code, malware, spyware, adware, mobile code or virus, trojan horse routine, worm, program, application or sub-program the intended purpose of which is to damage or corrupt data or otherwise interfere with the normal operation of the Software containing the code, program or sub-program.

“Matching Period” has the meaning set forth in Section 5.03(c)(ii).

“Material Adverse Effect” means, with respect to any specified party to this Agreement, any change, event, occurrence, effect, development, state of facts or circumstance (each, an “Effect”) that, individually or in the aggregate with other such Effects is, or would reasonably be expected to become, material and adverse to the current or future business, operations, assets, properties, financial condition, or liabilities (contingent or otherwise) of such party and its Subsidiaries, in each case, taken as a whole, except that any such Effect resulting from or arising in connection with, the following shall not be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect:

(a)	any Effect affecting the industries in which such party operates;

(b)
any Effect in general economic, business, regulatory, political or market conditions or in national or global financial, currency, securities or credit markets, including currency exchange rates or changes therein, trade tariffs or changes therein;

(c)
any change or proposed change in Law, IFRS or other applicable accounting principles, regulatory accounting or Tax requirements, other policies, guidelines, practices or standards, or in the interpretation, application or non-application of the foregoing by any Governmental Entity;

(d)
conditions caused by weather conditions or natural disasters and any epidemic, pandemic, disease, outbreak (including COVID-19), other health crisis or public health event, including any worsening or re-occurrence thereof and any actions or measures reasonably and in good faith taken, or required by Law to be taken, in connection therewith;

(e)
any failure in and of itself by such party and its Subsidiaries to meet any internal or published financial budgets, financial projections, financial forecasts or financial predictions for any period (provided that the cause underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein);

(f)
any action taken (or omitted to be taken) by such party that is required by this Agreement or upon the written request or with the written consent of: (y) Parent, in the case of any action or omission by the Company; or (z) the Company, in the case of any action or omission by Parent or a Merger Sub;

(g)
any change in the market price or trading volume of any securities of such party (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred, to the extent not excluded by another exception herein); or

(h)
other than with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, the execution, announcement, pendency or performance of this Agreement or the Mergers or the implementation and completion of the Mergers and the other transactions contemplated herein, including as a result of the identities of the parties hereto and including the loss (or threatened loss) of any supplier, distributor or customer or other commercial relationship resulting therefrom) employees;

provided, however, that, in the case of clauses (a) to (d) above, any such Effect may be taken into account in determining whether a Material Adverse Effect exists or has occurred, but only to the extent that such Effect has a disproportionate effect on such specified party relative to other comparable companies and entities operating in the industries in which such party operates, and then only the incremental disproportionate adverse effect of such Effect shall be taken into account.

“Material Contract” means the following to which the Company or any of its Subsidiaries or any of their respective businesses or assets are bound or affected:

(a)	any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), whether or not filed by the Company with the SEC;

(b)	any Contract that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(c)
any Contract with a remaining term of twelve (12) months or more under which a Person is obligated to make or expects to receive payments in excess of $100,000 in any 12 month period or $200,000 in aggregate over the term of such Contract;

(d)
any Contract with a remaining term of less than twelve (12) months under which a Person is obligated to make or expects to receive payments in excess of $100,000 in aggregate over the remaining term of the Contract;

(e)	any distributor, sales, manufacturer representative, franchise, agency, market research, marketing or advertising Contract;

(f)	any Contract relating to warehousing or storage services;

(g)	any Contract that places encumbrances on the assets of the Company or its Subsidiaries;

(h)
any employment or consulting Contract (in each case with respect to which the Company or any Subsidiary of the Company has continuing obligations as of the date hereof) with any current or former (i) officer of the Company or any Subsidiary of the Company; (ii) member of the Company Board or the board of directors of any Subsidiary of the Company; or (iii) Company Employee, providing for an annual base salary or payments in excess of $180,000;

(i)
any Contract (including, without limitation, any confidentiality, secrecy or non-disclosure Contract) that purports to limit in any material respect the right of the Company or any of its Subsidiaries (or, at any time after the consummation of the Mergers, Parent or any of its Subsidiaries) (i) to engage in any line of business; (ii) to compete with any Person or solicit any Person; (iii) with respect to the scope of Persons to whom the Company or any of its Subsidiaries may sell or deliver products; (iv) to operate in any geographical location; or (v) to operate its assets at maximum production capacity or otherwise restricting in any way the ability of the Company or any of its Subsidiaries to carry on their respective businesses;

(j)
any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset (including any of the foregoing where the transaction has closed and the Company or any of its Subsidiaries has any existing indemnification, earn-out or other obligations in relation thereto) where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $100,000;

(k)
any Contract that obligates any Person to conduct business on an exclusive or preferential basis or that contains any non-solicitation obligations, a right of first refusal, a right of first offer or “most favored nation” status or similar covenant, or that, upon consummation of the Mergers, will obligate Parent or any of its Subsidiaries, as the case may be, to conduct their respective businesses on the basis of, or covenant in favor of any other Person with respect to, any of the foregoing;

(l)	any Contract that contains any provision that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party;

(m)
any Contract for the purchase or sale of materials, supplies, equipment or services: (i) involving, in the case of any such Contract, the payment by the Company or any of its Subsidiaries of more than $100,000 in aggregate in any 12-month period; or (ii) which contains minimum purchase commitments or other terms that restrict or limit the purchasing or selling ability of the Company or any of its Subsidiaries;

(n)	any Contract pursuant to which the Company or any of its Subsidiaries is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(o)	any Contract extending a warranty with respect to a product or service of the Company or any of its Subsidiaries in excess of $100,000;

(p)	any Contract with a non-arm’s length or related party of the Company or any of its Subsidiaries;

(q)	any Contract for capital expenditures in excess of $200,000 in the aggregate;

(r)
any partnership, joint venture, limited liability company agreement, or similar Contract relating to the organization, formation, creation, operation, management, investment in, or control of any joint venture, partnership, limited liability company or similar arrangement, or any Contract involving a sharing of profits with any Person or any Contract relating to the acquisition or disposition of any business (whether by merger, sale of shares, sale of assets or otherwise) or any real or immovable property;

(s)
any Contract relating, directly or indirectly, to indebtedness or other Liabilities (whether accrued, absolute, contingent or otherwise) of any Person (including, without limitation, any loans, credit agreements, promissory notes, debentures of any kind, commitments, mortgages, indentures, guarantees, teaming, co-operation or support agreements or indemnification agreements, assumptions, security agreements or other Contracts), other than trade receivables and trade payables in the Ordinary Course;

(t)
any Contract restricting the incurrence of indebtedness or other Liabilities (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries;

(u)	any currency exchange, commodities or other hedging or swap arrangement or any leasing transaction of the type required to be capitalized in accordance with IFRS;

(v)	any employee collective agreement or other Contract with any labor union or any other memorandum of understanding or other agreement with a union;

(w)
any Company IP Agreement or Company IP License or consultancy, service, information technology or other agreements, including, without limitation, any Contract that discloses, makes available, delivers, or licenses or place into escrow, any Company IP or Software (including object code and source code) owned by the Company or any of its Subsidiaries;

(x)
except for the Voting and Support Agreements, any Contract that is a shareholder or stockholder agreement, investor rights agreement, registration rights agreement, voting trust or similar agreement, arrangement or commitment with respect to any shares or other equity interests of the Company or any of its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or its Subsidiaries;

(y)
any Contract that is a settlement or similar Contract with respect to any historic, pending or threatened claim, Legal Action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration where the amount agreed to be paid by the Company or any of its Subsidiaries exceeds $100,000, or any injunctive relief or similar equitable obligations that impose restrictions on the Company or any of its Subsidiaries;

(z)	any grant, Contract or other commercial arrangement with a Governmental Entity;

(aa)	the Senior Credit Documents; or

(bb)	any Contract which is not described in clauses (a) to (cc) above which is otherwise material to the Company or any of its Subsidiaries.

“MDA Agreements” means other than this Agreement, all commercial agreements between Parent and its Affiliates, on the one hand, and the Company and its Affiliates, on the other hand, including, for certainty, the Investor Rights Agreement dated October 31, 2023, the Share Purchase Agreement dated August 30, 2023 and the Master Purchase Agreement dated October 31, 2023 (including any purchase orders thereunder), each as may be amended, restated or replaced from time to time.

“Merger Consideration” means $2.10 payable for each share of Company Common Stock to Holders in accordance with the terms of this Agreement.

“Merger Proposal” has the meaning set forth in Section 6.03(a)(i).

“Merger Regulations” has the meaning set forth in Section 6.03(a)(iv).

“Merger Sub 1” has the meaning set forth in the preamble.

“Merger Sub 2” has the meaning set forth in the preamble.

“Merger Sub Parent” means Macdonald Dettwiler and Associates Corp.

“Merger Subs” has the meaning set forth in the preamble.

“Mergers” has the meaning set forth in the Recitals.

“Multiemployer Plan” means a plan to which more than one employer is required to contribute and which is maintained pursuant to one or more collective agreements between one or more employee organizations, labor unions or employee associations and more than one employer.

“Non-Israeli Holder Tax Declaration” has the meaning set forth in Section 2.05(c).

“Non-Israeli Public Holder” has the meaning set forth in Section 2.05(c).

“Non-Israeli Public Holder Tax Declaration” has the meaning set forth in Section 2.05(d).

“NSI Act” means the National Security and Investment Act 2021 of the United Kingdom.

“NYSE American” means NYSE American LLC.

“Off-the-Shelf Software Licenses” means licenses to which the Company or one of its Subsidiaries is a party as licensee for commercial off-the-shelf Software with total annual license, maintenance, support and other fees not in excess of $200,000 in the aggregate per vendor.

“Open Source Software” means any Software that is licensed pursuant to any license that is, or is substantially similar to, a license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses (including all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Server Side Public License (SSPL) and the Sun Industry Standards License (SISL)) or any license under which such Software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms or models.

“Options Tax Ruling” has the meaning set forth in Section 2.08(a).

“Order” means any order, writ, assessment, decision, injunction, decree, ruling, or judgment of a Governmental Entity or arbitrator, whether temporary, preliminary or permanent.

“Ordinance” means the Israeli Income Tax Ordinance New Version, 1961, and the rules and regulations promulgated thereunder.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is or has been taken in the ordinary and usual course of the normal day-to-day operations of the Person or its business, as the case may be, and in a manner consistent with the past practices of such Person or its business.

“Owned Personal Property” has the meaning set forth in Schedule A.

“Owned Real Estate” means all land, together with all buildings, structures, fixtures, and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, owned by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the preamble.

“Parent Breakup Fee” has the meaning set forth in Section 8.06(e).

“Parent Fundamental Warranties” means those representations and warranties set out in paragraphs 1.01, 1.02(a) and (b)(i), (ii) and (iii) and 1.06 of Schedule B.

“Parent Material Adverse Effect” means a Material Adverse Effect on Parent.

“Parent’s Knowledge” means the knowledge that each of Mike Greenly, David Snarch and Ian McLeod actually have and would have after reasonable inquiry.

“Payor” has the meaning set forth in Section 2.05(a).

“Pension Plan” means any plan, fund, or program established or maintained by the Company or any Subsidiary of the Company or with respect to which the Company or any Subsidiary of the Company may have any Liability, that by its express terms or as a result of surrounding circumstances provides retirement income to employees or results in a deferral of income by employees for periods extending to the termination of covered employment or beyond, regardless of the method of calculating the contributions made to the plan, the method of calculating the benefits under the plan or the method of distributing benefits from the plan, including a plan subject to Title I or Title IV of ERISA but excluding a Statutory Plan.

“Permitted Financing” has the meaning set forth in Section 4.13.

“Permitted Liens” means: (a) statutory Liens for current Taxes not yet due and payable or the amount or validity of which is being contested in good faith, in each case, provided adequate reserves required pursuant to IFRS have been made in respect thereof; (b) mechanics’, carriers’, workers’, repairers’, and similar statutory Liens arising or incurred in the Ordinary Course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to IFRS have been made in respect thereof); (c) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property; (d) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (f) any non-exclusive license to any Intellectual Property entered into in the Ordinary Course; (g) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation; (h) Liens arising under or in accordance with the Senior Credit Documents; and (i) Liens arising under the MDA Agreements and all security documents entered into in connection therewith.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity, or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Personal Information” means any information about an identifiable Person that was collected, used or disclosed by the Company or its Subsidiaries and is being stored by or is otherwise under the direction or control of the Company or its Subsidiaries.

“Pre-Closing Tax Matter” has the meaning set forth in Section 4.09.

“Privacy Laws” means any Laws that govern the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer of Personal Information and any such Laws governing data breach notification or similar subject matter.

“Product IT Systems” means all Software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology networks and systems (including telecommunications networks and systems for voice, data, and video) incorporated into the products provided by the Company to its customers, all as materially required for operation of the products. “Product IT Systems” excludes “Company IT Systems.

“Proxy Statement” has the meaning set forth in Section 6.01(a).

“Real Estate” means the Owned Real Estate and the Leased Real Estate.

“Real Property Leases” has the meaning set forth in Schedule A.

“Registered Company-Owned IP” has the meaning set forth in Schedule A.

“Release” means any spilling, leaking, pumping, pouring, emitting, discharging, dumping or disposing of any Hazardous Material into the environment.

“Remaining Directors” has the meaning set forth in Section 4.12.

“Representatives” has the meaning set forth in Section 5.02(a).

“Required Regulatory Approval” means the approval under the NSI Act.

“Requisite Stockholder Approval” has the meaning set forth in Schedule A.

“Response Period” has the meaning set forth in Section 4.13.

“Sales Tax” means any value added, turnover, sales, use, distribution or corresponding Tax.

“Sanctioned Person” means any company, entity, vessel or individual:

(a)	listed on a sanctions list;

(b)	located or resident in or incorporated under the Laws of a country or territory that is subject to sanctions (“Sanctioned Country or Territory”);

(c)	that is, or is part of, the government of a Sanctioned Country or Territory or any political subdivision, body, agency or instrumentality thereof; or

(d)	owned or controlled by, or acting on behalf of, any of the foregoing; or otherwise a target of sanctions.

“Sarbanes-Oxley Act” has the meaning set forth in Schedule A.

“SEC” means the United States Securities and Exchange Commission (or any successor thereto).

“Second Merger” has the meaning set forth in the Recitals.

“Section 102 Option” means any Company Equity Award that was granted pursuant to Section 102 of the Ordinance.

“Section 102 Securities” mean Section 102 Options and Section 102 Shares.

“Section 102 Shares” mean any shares of Company Common Stock issued upon the exercise of Section 102 Options and held in trust by the Section 102 Trustee.

“Section 102 Trustee” means Altshuler Shaham Trusts Ltd., formally nominated and appointed by the Company to serve as trustee under Section 102 of the Company Stock Plan.

“Section 3(i) Option” means any Company Equity Award that was granted pursuant to Section 3(i) of the Ordinance.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Security Breach” means any event involving an actual compromise of the security, confidentiality or integrity of Personal Information, leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, Personal Information.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +.

“Senior Credit Documents” means (i) the credit agreement dated as of February 1, 2022, as amended, among the Company, Wilmington Savings Fund Society, FSB, as administrative agent, and FP Credit Partners II AIV, L.P., FP Credit Partners Phoenix II AIV, L.P., FP Credit Partners AIV, L.P., and FP Credit Partners Phoenix AIV, L.P., as lenders (the “Senior Credit Agreement”); and (ii) the “Loan Documents”, as defined in the Senior Credit Agreement.

“Software” means software and computer programs, whether in source code, object code, or other form, and including: (a) software implementations of algorithms, models, and methodologies, firmware, application programming interfaces; (b) descriptions, schematics, specifications, flow charts and other work product used to design, plan, organize and develop any of the foregoing; and (c) documentation, including user documentation, user manuals and training materials, files, and records relating to any of the foregoing.

“Statutory Plan” means a benefit plan or program imposed by applicable Law and administered by a Governmental Entity to which the Company or any Subsidiary of the Company is required to make contributions with respect to any Company Employee or other Person pursuant to applicable social security, workers’ compensation, workplace safety insurance, employment insurance or other legislation.

“Stockholder” has the meaning set forth in the Recitals.

“Subject Customer Contracts” means those contracts set out in Exhibit G of the Company Disclosure Letter.

“Subject Report” means the report set out in Section 9.01 of the Company Disclosure Letter.

“Subsidiary” of a Person means any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means a written Acquisition Proposal from Person(s) who are an arm’s length third party or parties, made after the date of this Agreement, that:

(a)          did not result from the Company’s breach of ARTICLE V;

(b)          is not subject to any financing contingency,

(c)          is not subject to any due diligence condition following the execution of the definitive agreement with respect to such Acquisition Proposal; and

(d)          the Company Board determines in good faith (after receipt of a recommendation by both the Company Special Committee and Audit Committee and after consultation with the Company’s financial advisors and outside legal advisors) is more favorable from a financial point of view to Stockholders (taken as a whole) than the transactions contemplated by this Agreement, after taking into account: (i) all relevant financial considerations; (ii) the identity of the third party making such Acquisition Proposal; (iii) the reasonable likelihood and timing of consummating such Acquisition Proposal; (iv) the other terms and conditions of such Acquisition Proposal; and (v) if proposed in accordance with Section 5.04, any revisions to the terms of this Agreement and the transactions contemplated by this Agreement;

provided, however, that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term herein, except that each reference to “15%” in such definition shall be deemed to be a reference to “80%”.

“Surviving Common Stock” has the meaning set forth in Section 2.09(a).

“Surviving Entity” has the meaning set forth in Section 1.01(b).

“Tax Authority” means any Governmental Entity having jurisdiction over the assessment, determination or collection of any Taxes.

“Tax” or “Taxes” means all taxes and other charges, fees, imposts, levies, duties or assessments imposed, administered, assessed or collected by a Governmental Entity including, without limitation income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, escheat, abandoned or unclaimed property, severance, social security, provident fund contributions, withholding taxes and taxes measured on gross receipts, value added taxes, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties, or other taxes of any kind whatsoever, together with any interest, linkage differences, additions, fines or penalties with respect thereto and any interest in respect of such additions, fines or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return, notice election, form, filing, statement, or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (in each case, whether in written, electronic or other form).

“Tax Ruling” has the meaning set forth in Schedule A.

“Termination Fee” means: (a) $5,000,000, if the agreement in respect of the Superior Proposal was received in accordance with ARTICLE V by the Company on or prior to the Go-Shop End Date and the definitive agreement in respect of such Superior Proposal received, in accordance with ARTICLE V, on or prior to the Go-Shop End Date is entered into immediately following the Matching Period (such period to include, for clarity, any time extensions to the Matching Period made in accordance with ARTICLE V); or (b) $10,000,000, in all other circumstances.

“Trade Secrets” means, collectively: (a) trade secrets and other confidential or sensitive information (including of third parties), personal information, data, inventions (whether or not patentable or reduced to practice), ideas, know-how, processes, methods, techniques, research and development, source code, drawings, specifications, layouts, designs, formulae, algorithms, compositions, industrial models, architectures, plans, proposals, technical data, financial, business and marketing plans and proposals, customer and supplier lists, price and cost information; and (b) privileged or proprietary information which, if compromised through any theft, interruption, modification, corruption, loss, misuse or unauthorized access or disclosure, could cause serious harm to the organization owning it.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“UK GAAP” means generally accepted accounting principles adopted by the Financial Accounting Standards Board of the United Kingdom, at the relevant time, applied on a consistent basis.

“Use Restriction” has the meaning set forth in Section 4.13.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions (including electronic mail) regarding Tax withholding, issued by the ITA in customary form and substance that is applicable to the payments to be made to any Stockholder and/or holder of Company Equity Awards pursuant to this Agreement stating that no withholding, or reduced withholding rate, of any Israeli Tax is required with respect to such payment, or providing other instructions regarding such payment or withholding Tax (including the transfer of the withholding Tax amount to a trustee). It is hereby clarified that a certificate duly issued by the ITA under Israeli Income Tax Regulations (Withholding from Payments for Services or Assets) 5737-1977 shall be deemed a Valid Tax Certificate, subject to the provisions therein and is deemed satisfactory for purposes of any payment made pursuant to this Agreement, except with respect to any of the following specified payments: (i) payments made via transfer of funds to a Person outside of Israel, or (ii) payment made for options, shares or any securities which are a result of exercise of options, or of any convertible instrument, or which were subject at any time to Section 102 and/or Section 3(i) of the Ordinance.

“Voting and Support Agreements” means, collectively, the voting and support in respect of the transactions contemplated hereby entered into, or to be entered into, between Parent and certain Stockholders.

“Voting Debt” has the meaning set forth in Schedule A.

“Withholding Drop Date” has the meaning set forth in Section 2.05(b).

Section 9.02          Interpretation; Construction.

(a)          The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement, and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit, Article, or Schedule, such reference shall be to a Section of, Exhibit to, Article of, or Schedule of this Agreement unless otherwise indicated. Unless the context otherwise requires, references herein: (i) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (ii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” and the word “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.” A reference in this Agreement to $ or dollars is to U.S. dollars. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “made available” or “provided to” (or words of similar import) when referring to any document or information being made available by the Company to Parent or a Merger Sub shall mean posted to the electronic data room established in respect to the Mergers at least two (2) Business Days prior to the date of this Agreement.

(b)          The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.03          Amendment.

At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Stockholder Approval, by written agreement signed by each of the parties hereto; provided, however, that following the receipt of the Requisite Stockholder Approval, there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the Stockholders without such approval.

Section 9.04          Extension; Waiver.

At any time prior to the Effective Time, Parent or a Merger Sub, on the one hand, or the Company, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

Section 9.05          Survival.

None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 9.05 does not limit any covenant or agreement of the parties contained in this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 9.06          Governing Law.

This Agreement and all Legal Actions (whether based on Contract, tort, or statute) arising out of, relating to, or in connection with this Agreement or the actions of any of the parties hereto in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware, except that the provisions related to the securities Laws of Israel, the internal affairs of the Company, the fiduciary and other duties of the Company’s office holders, the procedures for implementing, and effects of, the Mergers, and all other provisions of, or transactions contemplated by, this Agreement that are required to be governed by the Laws of the State of Israel (collectively, the “Israeli Law Matters”) shall be governed by such Laws.

Section 9.07          Submission to Jurisdiction.

Each of the parties hereto irrevocably agrees that any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Legal Action, in any state or federal court within the State of Delaware; provided, however, that with respect to any Israeli Law Matters, each of the parties hereto (y) consents to submit itself to the sole jurisdiction of the courts of Tel-Aviv, Israel, and (z) agrees that it will not attempt to deny or defeat such sole jurisdiction by motion or other request for leave from any such court. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Legal Action in the manner provided in Section 9.09 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such Legal Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Legal Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 9.07; (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action, or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action, or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.07 in the manner provided for notices in Section 9.09.

Section 9.08          Waiver of Jury Trial.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.08.

Section 9.09          Notices.

All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given upon the earlier of actual receipt or: (a) when delivered by hand (providing proof of delivery); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a written notice given in accordance with this Section 9.09):

If to Parent or a Merger Sub, to:	MDA Space Ltd. 7500 Financial Dr, Brampton, ON L6Y 6K7 Canada Attention: [***] Email: [***]
with a copy (which will not constitute notice to Parent or a Merger Sub) to:	222 Bay St. Suite 3000, Toronto, ON M5K 1E7 Canada Attention: [***] Email: [***]
If to the Company, to:	SatixFy Communications Ltd. 12 Hamada Street, Rehovot 7670316, Israel Attention: [***] Email: [***]
with a copy (which will not constitute notice to the Company) to:	Goldfarb Gross Seligman & Co. Round Tower, 1 Azrieli Center Tel Aviv, 6701101, Israel Attention: [***] Email: [***]

Section 9.10          Entire Agreement.

This Agreement (including all exhibits, annexes, and schedules referred to herein), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement, including the provisions of the letter agreement between Parent and the Company dated December 5, 2024, the side letter agreement between Parent and the Company dated February 12, 2025, the “Right of Inclusion” contained in Section 2.4 of the Investor Rights Agreement dated October 31, 2023 between Parent and the Company (provided that if this Agreement is terminated, the Right of Inclusion shall again apply in accordance with its original terms), or the “No-Shop Provisions” of the Share Purchase Agreement dated August 30, 2023 between MDA Space and Robotics Limited and the Company. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement and the Company Disclosure Letter (other than an exception expressly set forth as such in the Company Disclosure Letter), the statements in the body of this Agreement will control.

Section 9.11          No Third-Party Beneficiaries.

This Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement, except if the Effective Time occurs: (a) the rights of Stockholders to receive the Merger Consideration; (b) the rights of holders of Company Equity Awards to receive the consideration set forth in Section 2.07; and (c) the rights of the Indemnified Parties as set forth in Section 4.04.

Section 9.12          Severability.

In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties. The parties further agree to negotiate in good faith to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.13          Assignment.

Neither Parent or the Merger Subs, on the one hand, nor the Company on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other party (Parent in the case of Parent and the Merger Subs), which consent shall not be unreasonably withheld, conditioned, or delayed; provided, however, that prior to the Effective Time, either Merger Sub may, without the prior written consent of the Company, assign all or any portion of its rights under this Agreement to Parent or to one or more of Parent’s direct or indirect wholly owned Subsidiaries, provided that under no circumstances shall such assignment be permitted if such assignment would reasonably be expected to: (i) prevent, impair, materially hinder or materially delay the consummation of the Mergers and the transactions contemplated hereby or (ii) result in adverse tax implications for the Holders. Subject to the preceding sentence, no assignment shall relieve the assigning party of any of its obligations hereunder and this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns..

Section 9.14          Remedies Cumulative.

Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 9.15          Non-survival of Representations and Warranties.

None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.15 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time.

Section 9.16          Specific Performance.

(a)          The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity.

(b)          Each party further agrees that: (i) no such party will oppose the granting of an injunction or specific performance as provided herein on the basis that the other party has an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity; (ii) no such party will oppose the specific performance of the terms and provisions of this Agreement; and (iii) no other party or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.16, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

Section 9.17          Counterparts; Effectiveness.

This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Satixfy Communications Ltd.
By /s/ “Nir Barkan” Name: Nir Barkan Title: Chief Executive Officer By /s/ “Oren Harari” Name: Oren Harari Title: Interim Chief Financial Officer
MDA SPACE LTD.
By /s/ Michael Greenley Name: Michael Greenley Title: Chief Executive Officer
MANTISRAEL OPERATIONS 1 LTD.
By /s/ Michael Greenley Name: Michael Greenley Title: Authorized Person
MANTISRAEL OPERATIONS 2 LTD.
By /s/ “Michael Greenley” Name: Michael Greenley Title: Authorized Person

EXHIBIT A
ARTICLES OF ASSOCIATION OF MERGER SUBS

SCHEDULE “A”

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 1.01          Organization; Standing and Power; Authority; Non-Contravention; Charter Documents and Corporate Records; Subsidiaries.

(a)          Organization; Standing and Power. The Company and each of its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in such jurisdiction) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power, capacity and authority to own, lease, and operate its properties and assets as now owned, leased or operated and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (or other similar concept, as applicable in the relevant jurisdiction) in each jurisdiction set out in the Company Disclosure Letter where the character of the assets and properties owned, leased, or operated by it or the nature of its business or any material aspects thereof makes such qualification or license necessary.

(b)          Authority. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the First Merger, adoption of this Agreement by the affirmative vote or consent of the Company Board, the Company Special Committee, the Audit Committee and the holders of a majority of the outstanding shares of Company Common Stock in accordance with the Companies Law, subject to the approval and majority requirements set forth in Section 275 of the Companies Law (the “Requisite Stockholder Approval”), to consummate the transactions contemplated by this Agreement, including the First Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the First Merger, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the First Merger and the other transactions contemplated hereby (excluding the Second Merger), subject only to the receipt of the Requisite Stockholder Approval, the Required Regulatory Approval and the filing and recordation of appropriate merger documents as required by the Companies Law (including the Merger Proposal). The Requisite Stockholder Approval is the only vote or consent of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement, approve the First Merger, and consummate the First Merger and the other transactions contemplated hereby (excluding the Second Merger). This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and the Merger Subs, constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by: (i) bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally; and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief as may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c)          Non-Contravention. The execution, delivery, and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, including the First Merger but excluding the Second Merger, do not and will not (with the giving of notice, the lapse of time or the happening of any other event or circumstance): (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries; (ii) conflict with or violate any Law applicable to the Company, any of its Subsidiaries, or any of their respective properties, assets or operations, subject to the receipt of the Requisite Stockholder Approval and the Required Regulatory Approval; (iii) result in a breach or a violation of, or conflict with, any Order of any Governmental Entity imposed on the Company or any of its Subsidiaries; (iv) result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by the Company or any of its Subsidiaries, or necessary to the ownership of the shares of Company Common Stock, the use of the assets of the Company or any of its Subsidiaries or the operation of their respective businesses; or (v) result in or require the creation of any Lien on any of the shares of Company Common Stock or any of the properties or assets of the Company or any of its Subsidiaries.

(d)          Charter Documents and Corporate Records. The Company has delivered to Parent a true, correct and complete copy of the Charter Documents of the Company and each of its Subsidiaries as in effect as of the date of this Agreement. The Company and each of its Subsidiaries (except for Jet Talk) are in compliance with the provisions of their respective Charter Documents in all material respects. The Corporate Records contain the minutes of all meetings and resolutions of the boards of directors and each committee thereof (or similar governing bodies) since October 27, 2022, except for Jet Talk and those minutes and portions of minutes of the Company Board and any committee thereof relating to this Agreement and the transactions contemplated by this Agreement, including the First Merger, and have been maintained in accordance with applicable Law and are complete and accurate in all material respects. True, correct and complete copies of the Corporate Records (except for the Corporate Records of Jet Talk) since October 27, 2022 have been provided in the electronic data room established in respect to the First Merger (other than those minutes and portions of minutes of the Company Board and any committee thereof relating to this Agreement and the transactions contemplated by this Agreement, including the First Merger).

(e)          Subsidiaries.

(i)          A true and complete list of all Subsidiaries of the Company is set out in the Company Disclosure Letter, and the following information with respect to each Subsidiary is set out therein:

(A)          its name;

(B)          its entity type;

(C)          the number, type and percentage of each class of outstanding shares or other interests owned directly or indirectly by the Company; and

(D)          its governing jurisdiction.

(ii)          Other than the Subsidiaries of the Company set out in the Company Disclosure Letter, the Company has no direct or indirect Subsidiaries nor does it own any direct or indirect equity or voting interest of any kind in any Person.

(iii)          The Company, directly or indirectly, owns all of the issued and outstanding shares and other interests of each of its Subsidiaries, free and clear of all Liens (other than Permitted Liens) and all of the issued and outstanding shares or interests directly or indirectly owned by the Company have been duly authorized and validly issued and are fully paid and non-assessable shares or interests (to the extent such concept is applicable to such shares or interests), and no such shares or interests have been issued in violation of any pre-emptive or similar rights.

(iv)          There are no Contracts, arrangements or restrictions that require the Subsidiaries of the Company to issue, sell or deliver any shares or other interests, or any securities convertible into or exchangeable for, any shares or other interests.

(f)          Jet Talk Matters.

(i)          The Company Disclosure Letter sets out, as of the date hereof, the total aggregate amount of capital committed by the Company, directly or indirectly, to Jet Talk since its inception. Except as set out in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is required to make any cash or capital contribution or minimum cash commitment, or to otherwise invest in or lend further amounts, to Jet Talk.

(ii)          (A) The Company Disclosure Letter sets out (x) a description of the Company IP, and (y) a complete and accurate list of any Registered Company-Owned IP (if applicable), in each case owned, licenced, used or held for use by Jet Talk, and (B) Except as set forth in the Company Disclosure Letter, no Company-Owned IP has been transferred or exclusively licensed to Jet Talk by the Company or any other Subsidiary, and there are no contractual arrangements or obligations requiring such transfer or exclusive license in the future.

(iii)          Neither the Company nor any of its Subsidiaries has rejected, foregone or had constrained or hindered, any business or commercial opportunity by reason of the existence of Jet Talk or any of the rights granted to the shareholders of Jet Talk pursuant to the Jet Talk Shareholders’ Agreement.

(iv)          Jet Talk is in compliance with the provisions of its Charter Documents in all material respects, and true, correct and complete copies of Jet Talk’s Corporate Records have been provided in the electronic data room established in respect to the First Merger.

(v)          All material reports, documents, licensing fees, claims and notices required to be filed, maintained or furnished to any Governmental Entity by Jet Talk have been so filed, paid, maintained or furnished. All such reports, documents, claims and notices were materially complete and correct on the date filed such that no liability exists with respect to the completeness or accuracy of such filing.

Section 1.02          Capital Stock etc.

(a)          Capital Stock.

(i)          The authorized capital stock of the Company consists of 250,000,000 shares of Company Common Stock. As of March 28, 2025, 86,849,556 shares of Company Common Stock, which do not include:

(A)          5,040,314 shares of Company Common Stock issuable upon the exercise of Company Stock Options to directors, Company Employees and consultants, outstanding as of such date, with exercise prices ranging between $0.00012 to $2.36751 per share and a weighted average exercise price per share of $1.954;

(B)          4,326,366 shares of Company Common Stock issuable on the exercise of the Company RSUs granted to directors, Company Employees, and consultants, none of which have vested as of such date; and

(C)          14,329,792 shares of Company Common Stock issuable upon the exercise of the Company Warrants issued at an exercise price of $11.50, were issued and outstanding, and no shares of Company Common Stock were held in the Company’s treasury. From and including March 28, 2025 to and including the date hereof, the Company has not issued any Company Common Stock, Company RSUs, Company Stock Options or Company Warrants. All of the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance pursuant to the outstanding Company Stock Options, Company RSUs and Company Warrants shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights. Each grant of a Company Equity Award was duly authorized by the Company Board.

(ii)          The Company Disclosure Letter sets forth for each outstanding Company Stock Option, Company RSU and Company Warrant (A) the name of the holder, (B) the number of shares of Company Common Stock subject of such security, (C) the date of grant or issuance, (D) the exercise price, purchase price or similar pricing (if applicable), (E) the vesting, repurchase or other lapse of restrictions (if applicable), and the extent to which such security is vested and exercisable as of the date hereof, and (F) the expiration date (if applicable). All outstanding Company Equity Awards have been recorded in the Company’s financial statements in accordance with IFRS and no such grants involved any “back dating”, “forward dating”, “spring loading” or similar concept.

(iii)          Except as set forth in subsection (i) above, in each case as of the date hereof, there are no outstanding: (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of the Company; (ii) options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of the Company; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Company, in each case that have been issued by a Subsidiary of the Company (the items in clauses (i), (ii), and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “Company Subsidiary Securities”).

(iv)          Except as set forth in subsection (i) above or in the Company Stock Plan, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, redemption rights, repurchase rights, rights plans, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, from treasury any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding and no Person has otherwise made any claim to be entitled to any right over or affecting any shares of Company Common Stock.

(v)          Except for the outstanding Company Equity Awards, there are no outstanding contractual or other rights to which the Company or any Subsidiary of the Company is a party, the value of which is based on the value of the shares of Company Common Stock. The Company has made available to Parent true, correct and complete copies of the Company Stock Plan and the terms and/or form(s) of any securities issuable thereunder, and no agreement in respect of any Company Equity Award agreement contains material terms that are not consistent with, or in addition to, such terms and/or form(s).

(vi)          Each grant of a Company Equity Award and issuance of a share of Company Common Stock thereunder was made in accordance with, to the extent applicable: (A) the Company Stock Plan; (B) all applicable securities Laws and any applicable stock exchange rules or policies; and (C) all other applicable Laws. Provided the requisite corporate approvals are obtained, the Company has the requisite power and authority to take the actions contemplated by this Agreement and the treatment of the Company Equity Awards described in the First Merger, as of the Effective Time, will be binding on the holders of the Company Equity Awards.

(vii)          Except for the Company Equity Awards, there are no outstanding contractual or other obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding Company Securities or Company Subsidiary Securities.

(viii)          All dividends or distributions on securities of the Company that have been declared or authorized have been paid in full.

(ix)          No Subsidiary of the Company owns any shares of Company Common Stock.

(b)          Stock Awards.

(i)          Except as set out in the Company Disclosure Letter, as of the date hereof, there are no Contracts to which the Company or any Subsidiary is a party obligating the Company to accelerate the vesting of any Company Equity Award as a result of the transactions contemplated by this Agreement, including the First Merger (whether alone or upon the occurrence of any additional or subsequent events). Other than the Company Equity Awards, as of the date hereof, there are no outstanding: (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt or shares of capital stock of the Company; (B) options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Company; or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company, in each case that have been issued by the Company or any of its Subsidiaries (the items in clauses (A), (B), and (C), together with the capital stock of the Company, being referred to collectively as “Company Securities”). All outstanding shares of Company Common Stock, and all outstanding shares of capital stock, voting securities, or other ownership interests in any Subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(c)          Voting Debt. No bonds, debentures, notes, or other indebtedness issued by the Company or any of its Subsidiaries: (i) having the right to vote on any matters on which Stockholders or equityholders of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of the Company or any of its Subsidiaries, are issued or outstanding (collectively, “Voting Debt”).

(d)          No Stockholder Rights Plan. The Company does not have in place, and neither the Company Board nor the Stockholders have not adopted or approved, any agreement in the nature of what is commonly referred to as a shareholders’ rights plan or a similar plan or agreement giving rights to acquire additional Shares upon execution or performance of the obligations under this Agreement.

(e)          No Shareholders’ and Similar Agreements. Since October 27, 2022, the Company has not been and is not currently, and none of its Subsidiaries have been or are currently, a party to, subject to, or, to the Knowledge of the Company, affected by, any shareholder or stockholder agreement or declaration, pooling, voting, trust or other similar arrangement or agreement relating to the ownership or voting of any securities of the Company or any of its Subsidiaries, or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no irrevocable proxies or voting agreements with respect to any securities issued by the Company or any of its Subsidiaries other than the Voting and Support Agreements.

(f)          Transfer Agent. Continental Stock Transfer & Trust Company has been duly appointed by the Company as the registrar and transfer agent for the shares of Company Common Stock.

Section 1.03          Dividends and Other Distributions. Since October 27, 2022, the Company has not authorized, declared or paid any dividends or authorized, declared or made any other distribution on the shares of Company Common Stock or other securities of the Company or any of its Subsidiaries and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of the shares of Company Common Stock or other securities or agreed to do any of the foregoing.

Section 1.04          Governmental Consents; Board Approval.

(a)          Governmental Consents. No consent, waiver, approval, permission, Order, or authorization of, or registration, declaration, or filing with, or notice to (any of the foregoing, a “Consent”) any Governmental Entity is required to be obtained or made by the Company in connection with the execution, delivery, and performance by the Company of this Agreement or the consummation by the Company of the First Merger and other transactions contemplated hereby (excluding the Second Merger), except for: (i) the filing of the Merger Proposal in relation to the First Merger with the Companies Registrar and all such other notices or filings required under the Companies Law with respect to the consummation of the First Merger and the issuance of a Certificate of Merger by the Companies Registrar; (ii) the filing with the SEC of (A) the Proxy Statement in definitive form in accordance with the Exchange Act, and (B) such reports under the Exchange Act or other applicable securities Laws as may be required in connection with this Agreement, the First Merger and the other transactions contemplated by this Agreement (excluding the Second Merger); (iii) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of NYSE American; (iv) receipt of the Required Regulatory Approval; and (v) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Board Approval. The Company Board has evaluated the First Merger with the Company’s management and legal and financial advisors, and upon the recommendation of the Company Special Committee, by resolutions duly adopted by a unanimous vote at a meeting of all directors of the Company duly called and held and, not subsequently rescinded or modified in any way, has: (i) approved the consummation of the First Merger and adoption of this Agreement by the Company; (ii) determined that this Agreement and the transactions contemplated hereby, including the First Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and the Stockholders and that there is no reasonable concern that this Merger will cause the Company not to fulfill its obligations to its creditors; (iii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the First Merger, upon the terms and subject to the conditions set forth herein; (iii) directed that this Agreement be submitted to a vote of the Stockholders for adoption at the Company Meeting; and (iv) recommend that Stockholders vote in favor of adoption of this Agreement in accordance with applicable Law (collectively, the “Board Recommendation”).

(c)          Company Special Committee Approval. The Company Special Committee has evaluated the First Merger with the Company’s management and legal and financial advisors, and has:

(i)          determined that the First Merger is fair to the Stockholders and is in the best interests of the Company; and

(ii)          resolved to unanimously recommend that the Company Board recommend that the Stockholders vote in favor of the First Merger.

Section 1.05          Securities Laws; SEC Filings; Financial Statements; Books and Records; Internal Controls; Disclosure Controls and Procedures; No Undisclosed Liabilities; Off-Balance Sheet Arrangements; Sarbanes-Oxley Act and NYSE American Compliance; Accounting, Securities, or Other Related Complaints or Reports.

(a)          Securities Laws. The shares of Company Common Stock are listed and posted for trading on NYSE American and are not listed on any other market. The Company is not in default of any material requirements of any securities Laws or the applicable listing and corporate governance rules and regulations of NYSE American. The Company has not taken any action to cease to be a reporting company in the United States and any other jurisdiction nor has the Company received notification from the SEC or any securities regulatory authority seeking to revoke the reporting company status of the Company. No proceeding or Order for the delisting, suspension of trading, or cease trade or other Order or restriction with respect to any securities of the Company is in effect or pending or, to the Knowledge of the Company, has been threatened or is expected to be implemented or undertaken.

(b)          SEC Filings. The Company has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and schedules thereto and all other information incorporated by reference) required to be filed or furnished by it with the SEC since October 27, 2022, (the “Company SEC Documents”). True, correct, and complete copies of all Company SEC Documents are publicly available in the Electronic Data Gathering, Analysis, and Retrieval database of the SEC (“EDGAR”). To the extent that any Company SEC Document available on EDGAR (other than any Company SEC Documents involving Parent and its Affiliates) contains redactions pursuant to a request for confidential treatment or otherwise, the Company has made available to Parent the full text of all such Company SEC Documents that it has so filed or furnished with the SEC, and the Company has not filed any confidential report or other filing with any securities regulatory authority which, at the date of this Agreement, remains confidential. As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”), and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and did not contain any misrepresentation. None of the Company SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents. None of the Subsidiaries of the Company is required to file or furnish any forms, reports, or other documents with the SEC and neither the Company nor any of its Subsidiaries is required to file or furnish any forms, reports, or other documents with any securities regulation regime of a non-United States Governmental Entity. Neither the Company is nor any of its Subsidiaries are subject to any ongoing proceeding by any securities regulatory authority and, to the Knowledge of the Company, no such proceeding is threatened.

(c)          Financial Statements.

(i)          The true, correct and complete copies of each of the Audited Financial Statements and the Interim Financial Statements (including, in each case, any notes and schedules thereto) publicly available on EDGAR: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) were prepared in accordance with applicable Law and IFRS consistently applied throughout the periods referred to therein; and (iii) are complete and accurate and present fairly in all material respects the assets, liabilities, cash flows, consolidated financial condition and the results of operations of the Company and its Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, except as may be indicated in the notes thereto or, in the case of the Interim Financial Statements, to normal and year-end audit adjustments as permitted by the applicable rules and regulations of the SEC.

(ii)          The Company does not intend to correct or restate and there is no basis for any correction or restatement of any aspect of any of the Company’s financial statements. The selected financial data and the summary financial information included in the public disclosure of the Company made in accordance with applicable Law have been compiled in all material respects on a basis consistent with that of the Audited Financial Statements.

(iii)          There has been no material change in the Company’s accounting policies since October 27, 2022, except as described in the notes to the Company’s financial statements.

(iv)          Within the past five years, no internal investigations with respect to accounting, auditing or revenue recognition have been conducted by the Company.

(v)          Since October 27, 2022, the Company has not received any written or oral complaint, allegation, assertion or claim with respect to accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company, or unlawful accounting or auditing matters with respect to the Company.

(vi)          The financial books, records and accounts of the Company and each of its Subsidiaries:

(A)          have been maintained in accordance with applicable Law and IFRS (except in the case of the Company’s United Kingdom Subsidiaries, which financial books, records and accounts have been maintained in accordance with UK GAAP and are presented in accordance with IFRS on an adjusted consolidated basis);

(B)          accurately and fairly reflect in all material respects the transactions, acquisitions and dispositions of the Company and each of its Subsidiaries; and

(C)          accurately and fairly reflect in all material respects the basis of the Company’s financial statements.

(d)          Books and Records. All accounts (including management accounts) and Books and Records, registers, ledgers, subledgers and supporting documents of the Company and its Subsidiaries are up to date in all material respects and accurately and fairly reflect all matters required to be dealt with in such accounts, Books and Records, registers, ledgers, subledgers and supporting documents (including all account reconciliations) in accordance with all applicable Laws and generally accepted accounting principles in all material respects. All accounts, Books and Records, registers, ledgers, subledgers and supporting documents are in possession (or under the control) of the Company and its Subsidiaries and will be available in the Ordinary Course following the Effective Time.

(e)          Internal Controls. Except as set out in the Company Disclosure Letter, the Company and each of its Subsidiaries have established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS including policies and procedures that: (i) pertain to the maintenance and retention of records that in reasonable detail accurately and fairly reflect all transactions of the Company and its Subsidiaries (including any acquisitions or dispositions of the assets of the Company and its Subsidiaries); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with due authorizations of the Company’s management and, if such authorization is required under applicable Law, the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company and its Subsidiaries. None of the Company, any of its Subsidiaries nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of: (1) any “significant deficiency” or “material weakness” in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated; or (2) any material weakness relating to the design, implementation, maintenance and operating effectiveness of the Company’s internal control over financial reporting and the ability of the Company and its Subsidiaries to record, process, summarize and report financial information, or (3) fraud, whether or not material, that involved or involves management or other representatives who have a role in the internal control over financial reporting of the Company and its Subsidiaries. Neither the Company nor any Subsidiary of the Company has received in writing or otherwise obtained knowledge of: (A) any proceeding, complaint, allegation or assertion that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices; or (B) any expression of concern regarding questionable accounting or auditing matters, in each case, which set forth or constitute allegations of circumstances that if determined to be true, would be material to the Company and the Subsidiaries, taken as a whole.

(f)          Disclosure Controls and Procedures. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to provide assurance that all information required to be disclosed by the Company in the reports that it files or submits under securities Laws (including the Exchange Act) is recorded, processed, summarized, and reported within the time periods specified in securities Laws (including the rules and forms of the SEC), and such disclosure controls and procedures include controls and procedures to ensure that all such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer of the Company, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under securities Laws (including the Exchange Act) with respect to such reports.

(g)          No Undisclosed Liabilities. Except as set out in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any Liabilities  other than Liabilities that: (i) are reflected in the balance sheet of the Company contained in the Interim Financial Statements and/or the notes to the Audited Financial Statements; (ii) were incurred in the Ordinary Course consistent with past practice; (iii) arise or are incurred in connection with the transactions contemplated by this Agreement, including the First Merger; or (iv) that, individually or in the aggregate, are immaterial.

(h)          Off-Balance Sheet Arrangements. Except as set out in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose, or limited purpose Person, on the other hand or that otherwise creates any off-balance sheet arrangements); or (ii) any “off-balance sheet arrangements” (as defined in item 2.03(d) of the SEC’s Current Report on Form 6-K or as described in Instruction 8 to Item 303(b) of Regulation S-K promulgated by the SEC).

(i)          Accounts Receivable. All accounts receivable of the Company and its Subsidiaries are: (a) recorded in the financial Books and Records; (b) invoiced in accordance with the Company’s procedures; (c) actual and bona fide receivables resulting from the ordinary and usual conduct of the respective businesses of the Company and its Subsidiaries; (d) subject to customary trade terms; and (d) collectible without set-off or counterclaim. Any reserves provided for such accounts receivable in the financial Books and Records of the Company and its Subsidiaries have been computed in accordance with IFRS (or UK GAAP in the case of SatixFy UK Limited) applied on a consistent basis.

(j)          Sarbanes-Oxley and NYSE American Compliance. Since October 27, 2022 each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company is also in compliance with all of the other applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of NYSE American, in each case, in all material respects.

Section 1.06           Insolvency.Except as set out in the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company: (i) is insolvent under any applicable Law or unable to pay its debts as they fall due; (ii) since October 27, 2022, ceased to carry on business by reason of insolvency, stopped payment of its debts or entered into any compromise or arrangement in respect of its debts, nor has any step been taken by the Company or, to the Knowledge of the Company, any other Person to do any of the foregoing (except for negotiations and agreements with vendors for discounts or payment arrangements in the Ordinary Course); (iii) has been dissolved or entered into liquidation, administration, moratorium, administrative receivership, receivership, a voluntary arrangement, a scheme of arrangement with creditors, any analogous or similar procedure in any jurisdiction or any other form of procedure relating to insolvency, reorganization or dissolution in any jurisdiction, nor has a petition been presented to the Company, nor, to the Knowledge of the Company, has any other step been taken by any Person in furtherance of any of those things; and (iv) since October 27, 2022, received a written notice that any creditor has taken any steps to enforce or has enforced any security interest over any of its assets.

Section 1.07          Accounts. The Company Disclosure Letter sets out a complete and accurate list of all bank accounts (including any blocked accounts) of the Company or any of its Subsidiaries, the name and address of each bank intermediary within which the Company or any of its Subsidiaries has an account and the names of all Persons authorized to draw on the account.

Section 1.08          Officers and Directors. A complete and accurate list of all of the directors and officers of the Company and each of its Subsidiaries as at the date of this Agreement is set out in the Company Disclosure Letter.

Section 1.09          Absence of Certain Changes or Events. Since December 31, 2023, except for the transactions contemplated by this Agreement, including the First Merger, the respective businesses of the Company and each of its Subsidiaries have been conducted in the Ordinary Course, and, since December 31, 2023, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without the consent of Parent, would constitute a breach or violation of Section 4.01 of this Agreement.

Section 1.10          Commitments for Capital Expenditures. Neither the Company nor any Subsidiary of the Company has committed to make any capital expenditures or authorized any capital expenditures exceeding $500,000 in the aggregate, whether or not fulfilled or paid.

Section 1.11          Non-Arm’s Length Transactions. The Company is not and none of its Subsidiaries are indebted to any director, officer or Company Employee, agent, independent contractor or Affiliate or associate (except for amounts due as salaries, bonuses, directors’ fees, paid time-off/vacation, other remuneration, indemnification or the reimbursement of expenses, in each case in the Ordinary Course). Except in the Ordinary Course, the Company is not and none of its Subsidiaries are a party to or bound by any Contract (other than directors’ or employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any Stockholder or former stockholder, director, officer or Company Employee, or any of their respective Affiliates.

Section 1.12          Related Person Transactions. There are no transactions, or series of related transactions, agreements, arrangements, or understandings in effect that would be required to be disclosed under Item 7.B. of Form 20-F that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.

Section 1.13          Assets.

(a)          The Company and each of its Subsidiaries hold all rights, assets and property necessary for the conduct of their respective businesses after the Effective Time, substantially in the same manner as conducted prior to the Effective Time.

(b)          (i) The Company and each Subsidiary of the Company has good and valid title or good and valid leasehold interest, to all of the properties and assets reasonably necessary to operate their respective businesses, including all the properties and assets reflected as being owned, as the case may be, by the Company or any Subsidiary on the balance sheet forming part of the most recent Audited Financial Statements or otherwise in the applicable Books and Records; and (ii) except as set out in the Company Disclosure Letter, the Company and each Subsidiary of the Company has legal and beneficial ownership of its respective properties and assets free and clear of all Liens other than Permitted Liens. No other Person owns any assets which are being used by the Company or any of its Subsidiaries in their respective businesses, except for the Leased Real Estate and the Leased Personal Property.

Section 1.14          Inventory. The Inventory consists of items of a quantity and quality that accord with normal industry practice. The Inventory is being maintained at levels sufficient for: (i) the operation of the business of the Company and its Subsidiaries in the Ordinary Course; and (ii) to meet client demand. No Inventory is held on consignment or otherwise by any other Person or at a location other than the premises of the Company and its Subsidiaries. All of the Inventory is reasonably fit for its usual purpose.

Section 1.15          Interest in Competitors, etc. None of the Company nor any of its Subsidiaries has any direct or indirect interest in: (i) any competitor, supplier or customer of the Company or any Subsidiary of the Company; and (ii) except in the case of Jet Talk, any Person with whom the Company or any Subsidiary of the Company otherwise has any business relationship.

Section 1.16          Compliance; Permits/Authorizations.

(a)          Compliance. The Company and each of its Subsidiaries is conducting and has in the last five years conducted in all material respects their respective businesses in compliance with, all applicable Laws or Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound. To the Knowledge of the Company, since October 27, 2022: (i) no Governmental Entity has issued any written notice or notification to the Company or any of its Subsidiaries stating that the Company or any of its Subsidiaries is not in compliance with any applicable Law, (ii) neither the Company nor any of its Subsidiaries is otherwise under investigation with respect to, and has not been, to the Knowledge of the Company, threatened to be charged with applicable Laws. As of the date of this Agreement, there is no civil, criminal, administrative, or other proceeding, subpoena, written demand, hearing, written notice or demand pending, received by or, to the Knowledge of the Company, threatened in writing against, the Company or any of its Subsidiaries related to the Company’s material non-compliance with such applicable Laws.

(b)          Except as set out in the Company Disclosure Letter, since October 27, 2022, none of the Company, nor any of its Subsidiaries or any of their respective Representatives has conducted any internal investigation or been the subject of any actual, suspected, or, to the Knowledge of the Company, threatened allegations, investigations or voluntary or directed disclosures to any Governmental Entity, or any audit report or written communication from a Governmental Entity, or any whistleblower report or other complaint, in each case involving or alleging violations of applicable Laws by the Company, any of its Subsidiaries or any of their respective Representatives.

(c)          Authorizations. The Company and its Subsidiaries hold, possess, are in compliance with and lawfully use in the operation of their respective businesses all material permits, licenses, registrations, variances, clearances, Consents, commissions, franchises, exemptions, Orders and authorizations from Governmental Entities (collectively, “Authorizations”) which are necessary to conduct their respective businesses as currently conducted or for the ownership and use of the material assets and other material property used by the Company and its Subsidiaries or as otherwise required by applicable Law. Each material Authorization held by the Company or any of its Subsidiaries is set out in the Company Disclosure Letter. Except as set out in the Company Disclosure Letter, each Authorization is valid, subsisting, in good standing and in full force and effect, and neither the Company nor any of its Subsidiaries is in default or breach of any material Authorization. All material Authorizations are renewable or re-issuable by their terms or in the Ordinary Course without the need for, as the case may be, the Company or any of its Subsidiaries, agree to any materially different terms or conditions or pay any amounts other than routine filing fees or immaterial amounts. No legal proceeding is in progress or pending or, to the Knowledge of the Company, threatened, in respect of any material Authorization that would reasonably be expected to result in the suspension, payment of a penalty, loss, termination, revocation, cancellation, non-renewal, or materially adverse modifications of such material Authorization. To the Knowledge of the Company, there has not occurred any event that has resulted, or would reasonably be expected to result, in the termination, revocation, material adverse modification, non-renewal or cancellation of any material Authorization that would restrict the Company and its Subsidiaries from conducting their respective businesses as such business are being presently conducted, nor has the Company or any of its Subsidiaries received any written notification from a Governmental Entity asserting that the Company or any of its Subsidiaries is under investigation for not being in compliance with any Laws or material Authorizations.

Section 1.17          Regulatory Matters.

(a)          Except as set forth in the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company has received since October 27, 2022 any notice of adverse finding, warning letter, untitled letter, penalty, order or other correspondence or notice from any Governmental Entity alleging or asserting noncompliance with any applicable Laws or any exemptions, Authorizations and supplements or amendments thereto required by any such applicable Laws or threatening enforcement proceedings against the Company or any Subsidiary thereof.

(b)          There are no actual and, in the past five years, neither the Company nor any of its Subsidiaries has committed any material breach of the rules of any Governmental Entity and, to the Knowledge of the Company, there are no threatened enforcement proceedings by any Governmental Entity that has jurisdiction over the operations of the Company or any Subsidiary of the Company against it. Neither the Company nor any Subsidiary of the Company has received written notice of any pending or, to the Knowledge of the Company, threatened claim by any Governmental Entity that has jurisdiction over the operations of the Company or any Subsidiary of the Company against it, and to the Knowledge of the Company, no Governmental Entity is considering such action. Neither the Company nor any Subsidiary of the Company is subject to any obligation or requirement arising under any investigation or inspection report (other than inspection reports arising in the Ordinary Course) issued by or entered into by the Company or any of its Subsidiaries with any Governmental Entity or any Authorization from or agreement with any Governmental Entity with regard to the respective businesses, products or services of the Company or any of its Subsidiaries.

(c)          Except as set forth in the Company Disclosure Letter, all material reports, documents, licensing fees, claims and notices required to be filed, maintained or furnished to any Governmental Entity by the Company or any of its Subsidiaries (excluding Jet Talk) have been so filed, paid, maintained or furnished. All such reports, documents, claims and notices were materially complete and correct on the date filed such that no liability exists with respect to the completeness or accuracy of such filing.

(d)          Neither the Company nor any of its Subsidiaries has received any notices, correspondence, Order or other communication from any Governmental Entity requiring the termination, suspension or material modification of any ongoing activities conducted by, or on behalf of, the Company or any Subsidiary of the Company, or in which the Company or any Subsidiary of the Company participates, nor, to the Knowledge of the Company, is any Governmental Entity considering such action.

(e)          Neither the Company nor any Subsidiary of the Company nor, to the Knowledge of the Company, any of their respective officers, Company Employees or agents in their capacity as such, has: (A) made an untrue statement of a material fact or fraudulent statement to any Governmental Entity; (B) failed to disclose a material fact required to be disclosed to any Governmental Entity; or (C) committed any unlawful act that would reasonably be expected to provide a basis for a Governmental Entity to initiate any proceeding against the Company or any Subsidiary of the Company.

(f)          Neither the Company nor any Subsidiary of the Company has been convicted of any crime or engaged in any conduct which could reasonably be expected to result in debarment or disqualification of the Company or any Subsidiary from carrying on its respective business by any Governmental Entity and there is no proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company that reasonably might be expected to result in criminal liability or debarment or disqualification of the Company or such Subsidiary from carrying on its respective business by any Governmental Entity.

Section 1.18          Litigation.

(a)          Except as set out in the Company Disclosure Letter, there are no actions, suits or proceedings, at law or in equity, by any Person (including the Company or any Subsidiary of the Company), nor any arbitration, administrative, criminal or other proceeding by or before (or to the Knowledge of the Company any investigation by) any Governmental Entity, current or pending, or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, or to the Knowledge of the Company any of their respective officers or directors (in their capacity as such) regarding the Company Securities or Company Subsidiary Securities, the respective businesses of the Company and its Subsidiaries, any of the material assets of the Company or any of its Subsidiaries, the Leased Real Estate or any other material property used by the Company or any of its Subsidiaries, including which would reasonably be expected to prevent, hinder or materially delay the consummation of the transactions contemplated by this Agreement and the First Merger. Except as set out in the Company Disclosure Letter, to the Knowledge of the Company, no event has occurred or circumstance exists which could reasonably be expected to give rise to, or serve as a valid basis for, the commencement of any action, suit, proceeding, arbitration or investigation by or against the Company, any of its Subsidiaries, any of their respective officers or directors (in their capacity as such) regarding the Company Securities or Company Subsidiary Securities, the respective businesses of the Company and its Subsidiaries, any of the material assets of the Company and its Subsidiaries, the Leased Real Estate or any other property or assets used by the Company or any of its Subsidiaries.

(b)          Without limiting the generality of subsection (a) above, there are no actions, suits or proceedings, at law or in equity, nor any arbitration, administrative, criminal or other proceeding by or before (or to the Knowledge of the Company any investigation by) any Governmental Entity, current or pending, or, to the Knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries or any of their respective officers or directors (in their capacity as such) regarding the Company Securities or Company Subsidiary Securities, the respective businesses of the Company and its Subsidiaries, involving a claim by a holder of Company Securities, that are or would reasonably be expected to be, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, including which would reasonably be expected to prevent, hinder or materially delay the consummation of the transactions contemplated by this Agreement and the First Merger. No event has occurred or circumstance exists which could reasonably be expected to give rise to, or serve as a valid basis for, the commencement of any action, suit, proceeding, arbitration or investigation by or against the Company, any of its Subsidiaries or any of their respective officers or directors (in their capacity as such) regarding the Company Securities or Company Subsidiary Securities, the respective businesses of the Company and its Subsidiaries, involving a claim by a holder of Company Securities.

(c)          Except as set out in the Company Disclosure Letter, in the past five years, neither the Company nor any of its Subsidiaries has been subject to any Order entered in any lawsuit or proceeding nor has the Company or any Subsidiary of the Company settled any claim prior to being sued or prosecuted or a judgment being given in respect of it.

(d)          There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company before any Governmental Entity. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors or officers, in their capacities as such, is subject to any outstanding injunction that is material to, as the case may be, the Company or any Subsidiary of the Company or that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement and the First Merger.

(e)          To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any malfeasance by any officer or director of the Company in their capacity as such.

Section 1.19          No Brokers. Except for the engagement letter between the Company and TD Securities (USA) LLC and the fees payable under or in connection with such engagement, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, or any of their respective officers, directors or Company Employees, or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries, or any of their respective directors, officers or Company Employees, in connection with the First Merger or the other transactions contemplated by this Agreement (excluding the Second Merger). A true and correct copy of the engagement letter between the Company and TD Securities (USA) LLC has been provided to Parent and the Company has made true, correct and complete disclosure to Parent of all fees, commissions or other payments that may be incurred pursuant to the engagement of, or that may otherwise be payable to, TD Securities (USA) LLC in connection with the First Merger and other transactions contemplated by this Agreement (other than the Second Merger).

Section 1.20          Opinion of the Company’s Financial Advisor. The Company Board has received an opinion of TD Securities (USA) LLC to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be received by holders of Company Common Stock (other than, as applicable, Parent, the Merger Subs and their respective affiliates) is fair, from a financial point of view, to such holders.

Section 1.21          Employee Matters.

(a)          The Company has made the following available to Parent: (i) true, correct and complete copies of all contracts of employment or engagements for each of the officers and directors of the Company; (ii) copies of all template or standard terms of employment contracts used by the Company or Subsidiary of the Company; (iii) copies of all contractor/agency agreements; and (iv) copies of all policies and all bonus and incentive arrangements including any relocation or enhanced severance policies, if applicable.

(b)          The Company Disclosure Letter includes a complete and accurate list of all current Company Employees, agents, independent contractors and dependent contractors. The list includes, to the extent applicable, in respect of each Person: (i) their position or title with the Company or Subsidiary of the Company, as applicable; (ii) their current wages, salaries or hourly rate of pay and bonus entitlement; (iii) the date upon which the wage, salary, rate or aforementioned bonus became effective; (iv) the date upon which such Person was first hired or engaged; (v) the type of contract (whether fixed term, permanent, full or part time); (vi) the period of notice required to be given by either party to terminate the employment or engagement, only if the duration of such period exceeds the standard notice period applicable to the other Company Employees, agents, independent contractors and dependent contractors in the same jurisdiction; (vii) the Company Benefit Plans in which the Person participates; and (viii) their accrued vacation, if any. No Company Employee is on a leave of absence.

(c)          No material complaint, grievance, claim, proceeding, civil action, work order or to the Knowledge of the Company, investigation, has been filed, made or commenced against the Company or any of its Subsidiaries and is currently pending, in respect of or concerning any of the Company Employees.

(d)          The Company and each Subsidiary of the Company has observed and complied in all material respects with the provisions of all applicable Laws respecting employment, including Laws relating to employment standards and human rights, occupational health and safety, workplace safety and insurance, labour relations and pay equity, in each case. The Company and each of its Subsidiaries operating in Israel have complied in all material respects with all applicable Israeli labor and employment Laws.

(e)          There are no material actions, suits or proceedings, at law or in equity, by any Person (including the Company or any Subsidiary of the Company), nor any action, suit, arbitration, administrative proceeding or other proceeding by or before (or, to the Knowledge of the Company, any investigation by) any Governmental Entity, pending, or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company in respect of employment matters. To the Knowledge of the Company, no event has occurred or circumstance exists which could reasonably be expected to give rise to or serve as a valid basis for the commencement of any such action, suit, investigation, arbitration, administrative proceeding or other proceedings by or against the Company or any Subsidiary of the Company in respect of employment matters.

(f)          In the past five years, neither the Company nor any Subsidiary of the Company has received any written remedial order, notice of offence or conviction under occupational health and safety, pay equity or employment standards Laws. The Company and each Subsidiary of the Company has performed all its financial obligations under such Laws which are owed to the Company Employees and the Governmental Entity having jurisdiction over such matters.

(g)          Neither the Company nor any Subsidiary of the Company is party to a collective agreement (including any related documents or agreements including letters of understanding, letters of intent and other written communications with bargaining agents for Company Employees which impose obligations upon the Company or any Subsidiary of the Company), has not entered into or is otherwise bound by any Contract with any labour union or employee association, has not made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements, and is not party to any certification of any such union with regard to a bargaining unit.

(h)          To the Knowledge of the Company, there are no ongoing union drives. To the Knowledge of the Company, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent: (i) holds bargaining rights with respect to any of the Company Employees by way of certification, interim certification, voluntary recognition, designation or successor rights; (ii) has applied to be certified as the bargaining agent of any of the Company Employees; or (iii) has applied to have the Company or any Subsidiary of the Company declared a related employer pursuant to the provisions of the applicable Laws.

(i)          There is no labour strike, picketing, slow down, work stoppage or lock out, existing, pending, or to Knowledge of the Company, threatened against the Company or any Subsidiary of the Company. Neither the Company nor any Subsidiary of the Company has, since October 27, 2022, experienced any labour strike, picketing, slowdown, work stoppage, lock out or other collective labour action by or with respect to the Company Employees. There are no material charges or complaints pending, or to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company before any Governmental Entity in relation to unlawful labour practices or the violation of labor Laws. Since October 27, 2022, neither the Company nor any Subsidiary of the Company has received any written notice from any such Governmental Entity responsible for the enforcement of labour Laws of an intention to conduct an investigation of the Company or any Subsidiary of the Company or any of their respective businesses concerning their respective labour practices and no such investigation is, to the Knowledge of the Company, threatened.

Section 1.22          Benefit Plans.

(a)          Schedule. The Company Disclosure Letter contains a true and complete list, as of the date hereof, of each Company Benefit Plan and each Statutory Plan, and specifies the geographic regions to which such plan applies.

(b)          Documents. The Company has made available to Parent a true, correct and complete copy of each material Company Benefit Plan and all amendments thereto (or if the Company Benefit Plan is not written, a true, complete, and correct written summary and description thereof) and, to the extent applicable: (i) all related material trusts, insurance contracts or other arrangements funding such Company Benefit Plan, and each material contract or other arrangement with a record keeper or other service provider providing services with respect to such Company Benefit Plan which is now in effect or required in the future as a result of the transactions contemplated by this Agreement, including the First Merger, or otherwise; (ii) if applicable, the most recent determination or other assessment issued by a Governmental Entity regarding the tax-qualified or other status of the Company Benefit Plan; (iii) the most recent financial statements for the Company Benefit Plan; (iv) the most recent filing made by or on behalf of the Company or any Subsidiary of the Company with a Governmental Entity with respect to the Company Benefit Plan; (v) the most recent summary, explanation certificate of coverage, booklet, or other descriptive written materials of the Company Benefit Plan issued by the Company or any Subsidiary of the Company to participants in such plan and any subsequent modifications; (vi) the last three actuarial valuation reports concerning the Company Benefit Plan; and (vii) any material non-routine correspondence within the last 24 months with any Governmental Entity in respect of such Company Benefit Plan. The Company has made available to Parent a true, correct and complete copy of the documents the Company or any Subsidiary of the Company has available with respect to each Statutory Plan in the United Kingdom.

(c)          Compliance. Each Company Benefit Plan has been established, maintained, funded and administered in all respects in accordance with its terms and in compliance with applicable Laws. Each Company Benefit Plan that is designed and intended to satisfy requirements of applicable tax or other applicable Law or intended to qualify for special tax treatment satisfies in all material respects such tax or other applicable Law and otherwise meets all the requirements for such special tax treatment in all material respects and no circumstance exists that is likely to result in a failure by such plan to satisfy such tax or other applicable Law or other requirements. Except to the extent limited by applicable Law, each Company Benefit Plan can be amended, terminated, or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Parent, the Company, or any of its Subsidiaries (other than ordinary administration expenses and in respect of accrued benefits thereunder). There are no (i) inquiries, enforcement actions, or Legal Actions by a Governmental Entity pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan, and (ii) there are no Legal Actions by a plan participant pending, or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan (other than routine claims for benefits). None of the Company or any Subsidiary of the Company has engaged in a transaction with or with respect to a Company Benefit Plan that would subject the Company, any Subsidiary of the Company or any officer thereof to a tax or penalty imposed by applicable Law. No Company Benefit Plan is presently or has, within the three years prior to the date hereof, been the subject of an examination or other Legal Action by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Entity. All reports and disclosures relating to the Company Benefit Plans required to be filed with or furnished to a Governmental Entity or plan participants or beneficiaries have been prepared in accordance with applicable Laws and filed or furnished in accordance with applicable Laws in a timely manner. There exists no condition that would subject the Company or any Subsidiary of the Company to any Liability under the terms of the Company Benefit Plans or applicable Laws other than any payment of benefits in the normal course of plan operation.

(d)          Company Benefit Plan Payments. The Company and each Subsidiary of the Company, as applicable, has timely made all contributions, premium payments, and other payments required by and due under the terms of each Company Benefit Plan and each Statutory Plan and by applicable Law, including all employee contributions or, if applicable, have been properly accrued as liabilities on the books of the Company or a Subsidiary of the Company in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters and to the extent required by such accounting practices adequate reserves are reflected on the financial statements of the Company for such amounts. To the extent applicable to the Company or any of its Subsidiaries, all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued, or otherwise adequately reserved to the extent required by, and in accordance with IFRS. No Company Benefit Plan in Bulgaria is required to be funded, book-reserved or secured by an insurance policy nor has the Company accrued contributions for any such Company Benefit Plan obligations in Bulgaria.

(e)          No Liability for Certain Plans. None of the Company, any Subsidiary of the Company or any Benefit Plan Affiliate has incurred or reasonably expects to incur, either directly or indirectly, any liability with respect to any (i) Pension Plan, (ii) Multiemployer Plan or (iii) any benefit plan or program to which more than one employer contributes. None of the assets of the Company or any Subsidiary of the Company are or, in the past six years, have been subject to any Lien under applicable Law as a result of any Company Benefit Plan or Statutory Plan or the plan of any Benefit Plan Affiliate and no facts or circumstances exist or are reasonably expected to exist that would trigger any right to impose any such Lien. No Company Benefit Plan contains a commitment to provide any Company Employee or other Person any medical, surgical, hospitalization, life insurance benefits or other welfare benefits (whether or not insured by a third party) for periods extending beyond their retirements or other terminations of service, other than (i) coverage mandated by applicable Law and (ii) coverage through the end of the calendar month in which a termination of employment occurs, and none of the Company or any Subsidiary of the Company has any material Liability with respect to such benefits.

(f)          Transaction Payments. Except as set forth in the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of any of the transactions contemplated by this Agreement, including the consummation of the First Merger, will: (i) entitle any Company Employee or other Person to termination notice, severance pay, wrongful dismissal damages, bonus or any other payment; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of the Company or any Subsidiary of the Company to merge, amend, or terminate any Company Benefit Plan; or (iv) increase the amount payable under any Company Benefit Plan or result in any other material obligation pursuant to any Company Benefit Plan. No amount that could be received (whether in cash or property or the vesting of any property) as a result of the consummation of the transactions contemplated by this Agreement, including the First Merger, by any Company Employee or other Person under any Company Benefit Plan or otherwise would be nondeductible for applicable Tax purposes or would be subject to an excise Tax under applicable Law.

Section 1.23          Real Property and Personal Property Matters.

(a)          Leased Real Estate.

(i)          The Company Disclosure Letter sets out a complete list of all Leased Real Estate and an identification of each lease, sublease, license, sublicense, occupancy agreement or similar Contract to which the Company or any Subsidiary of the Company is a party (the “Real Property Leases”). The Company has made available to Parent true, correct and complete copies of the Real Property Leases, together with all amendments, modifications or supplements.

(ii)          Other than pursuant to the Real Property Leases, neither the Company nor any Subsidiary of the Company owns, leases, licenses, occupies or has any right or interest in any other real property, and neither the Company nor any Subsidiary of the Company has any actual or contingent liability in respect of any Former Properties or any other real property in respect of which it acted as a guarantor.

(iii)          Each Real Property Lease is valid and legally binding on the Company or the applicable Subsidiary of the Company and, to the Knowledge of the Company, each other party thereto, and is enforceable in accordance with its terms by the Company or the applicable Subsidiary of the Company (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity), and neither the Company nor the applicable Subsidiary of the Company is in breach of or in default of any material provision under any Real Property Lease and, to the Knowledge of the Company, no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by the Company or the applicable Subsidiary of the Company or permit termination, modification or acceleration by any counterparty thereunder or restrict the ability of the Company or the applicable Subsidiary of the Company to exercise any of its rights as lessee thereunder, including any rights of extension or renewal or first rights of refusal or similar special rights contained therein, and there is no dispute involving the Company or any of its Subsidiaries in respect of any Leased Real Estate.

(iv)          No counterparty has repudiated or has the right to terminate or repudiate any Real Property Lease or any material provision thereof or has served notice to terminate or repudiate any Real Property Lease.

(v)          The current uses of the Leased Real Estate by the Company or the applicable Subsidiary of the Company comply in all material respects with the provisions of the applicable Real Property Lease.

(vi)          To the Knowledge of the Company, no counterparty to any Real Property Lease is in default thereunder.

(vii)          The Company and its Subsidiaries do not own and have never owned any real property.

(viii)          To the Knowledge of the Company, there are no Liens, except for Permitted Liens and Liens expressly provided in the Real Property Leases, affecting any Leased Real Estate.

(ix)          There are: (A) no third party Consents, waivers or approvals that are required to be obtained under the Real Property Leases in connection with the transactions contemplated by this Agreement, including the First Merger but excluding the Second Merger; and (B) no notices that are required to be given to any third parties under the Real Property Leases in connection with the transactions contemplated by this Agreement, including the First Merger but excluding the Second Merger.

(b)          Personal Property.

(i)          The Company Disclosure letter sets out all of the tangible personal property (other than items of immaterial value) owned by the Company and its Subsidiaries (the “Owned Personal Property”). With respect to the Owned Personal Property: (A) the Company or the applicable Subsidiary of the Company has good and valid title to the Owned Personal Property, free and clear of any Liens other than Permitted Liens; and (B) there are no outstanding options or rights of first refusal to purchase the Owned Personal Property, or any portion thereof or interest therein.

(ii)          The Company Disclosure Letter sets out all tangible personal property (other than items of immaterial value) leased or subleased by the Company and its Subsidiaries (the “Leased Personal Property”). With respect to the Leased Personal Property, (A) the lease or sublease agreement for such property is valid, legally binding, enforceable and in full force and effect, and neither the Company nor the applicable Subsidiary of the Company is in material breach of or in material default under such lease or sublease, and, to the Knowledge of the Company, no event has occurred, which, with notice, lapse of time or both, would constitute a breach or default by the Company or the applicable Subsidiary of the Company or permit termination, modification or acceleration by any third party thereunder, (B) no third party has repudiated or has the right to terminate or repudiate any such lease or sublease agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof, and (C) none of the lease or sublease agreements have been assigned by the Company or the applicable Subsidiary of the Company in favor of any Person. To the Knowledge of the Company, no counterparty to any foregoing lease or sublease agreement is in default thereunder. There are no Liens, other than Permitted Liens, on the leaseholds or subleaseholds of the Company or its Subsidiaries to any Leased Personal Property.

(iii)          All Owned Personal Property and Leased Personal Property is in each case: (A) in reasonable working order having regard to its use and age for the uses to which they are put; (B) in a reasonable state of repair and operational condition, subject to reasonable wear and tear; and (C) reasonably adequate and suitable for the uses to which they are put.

Section 1.24          No Options, etc. No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege (whether by Law, contractual or otherwise) for the purchase or other acquisition from the Company or any of its Subsidiaries of any of their respective material assets, other than pursuant to purchase orders in the Ordinary Course.

Section 1.25          Taxes.

(a)          Tax Returns and Payment of Taxes. Except as set forth in the Company Disclosure Letter, the Company and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) in the past five years all material Tax Returns required to be filed by them in all jurisdictions in which such Tax Returns are required to be filed. All Tax Returns filed or required to be filed are true, complete, and correct in all material respects. None of the Tax Returns is, to the Knowledge of the Company, the subject of any material dispute with a Tax Authority. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return or to pay or to remit any material Taxes or amounts on account of Taxes other than automatic extensions of time to file Tax Returns obtained in the Ordinary Course consistent with past practice. Except as set forth in the Company Disclosure Letter, all material Taxes due and owing by the Company or any of its Subsidiaries have been timely paid or, where payment is not yet due, the Company has made an adequate provision for such material Taxes in the Company’s financial statements included in the Company SEC Documents (in accordance with IFRS) and the relevant Subsidiary of the Company has made an adequate provision for such Taxes in its financial statements in accordance with the applicable accounting standards. The Company’s most recent audited financial statements included in the Company SEC Documents reflect an adequate reserve (in accordance with IFRS) for all material Taxes payable by the Company and its Subsidiaries through the date of such financial statements. Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes since the date of the Company’s most recent financial statements included in the Company SEC Documents outside of the Ordinary Course.

(b)          Maintaining Books. The Company and each of its Subsidiaries have, within applicable time limits, kept and maintained complete and accurate records, invoices and other information in relation to Tax as is required by Tax law in all material respects. Such records, invoices and information form part of Tax accounting arrangements that enable the Tax liabilities of the Company and each of its Subsidiaries to be calculated accurately in all material respects.

(c)          Availability of Tax Returns. The Company and each of its Subsidiaries have made available to Parent true, correct and complete copies of all income, franchise, and other Tax Returns filed by or on behalf of the Company or its Subsidiaries for any Tax period ending after December 31, 2018, and the Company and each of its Subsidiaries has preserved all records relating to Tax which it is required by Law to maintain.

(d)          Certain Refunds. The Company has not applied for, claimed or received a Tax refund or credit to which it was not entitled pursuant to applicable Laws.

(e)          Withholding and Deductions. (i) To the Knowledge of the Company, except as set forth in the Company Disclosure Letter, the Company and each of its Subsidiaries have duly and timely withheld and timely remitted and paid each material Tax or material deduction of any other payment, welfare, social security charges and pension contributions required to have been withheld, remitted and paid by it, and complied, in all material respects, with all related information reporting and backup withholding provisions of applicable Law; (ii) except as set forth in the Company Disclosure Letter, each of the Company and its Subsidiaries have complied with all applicable Laws relating to the payment and withholding of Taxes from payments made or deemed made to any Person and have duly and timely withheld and paid over to the appropriate Tax Authority all amounts required to be so withheld and paid under all applicable Laws, including all payments and deemed payments for the exercise, conversion, repayment and cancellation of stock options, warrants, convertible securities, and convertible debt and equity equivalents of the Company or the relevant Subsidiary of the Company, in each case, in all material respects.

(f)          Penalties/Fines/Surcharge. Neither the Company nor its Subsidiaries have paid or become liable to pay, within the period of five years ending on the date of this Agreement, nor, to the Knowledge of the Company, will become liable in connection with any event occurring on or before the date of this Agreement to pay any material penalty, fine, surcharge or interest charged by virtue of any Tax statute.

(g)          Tax Audits. Neither the Company nor its Subsidiaries have, within the past five years, been subject to any visit, audit, investigation, aspect query, discovery or access order by any Tax Authority and, to the Knowledge of the Company, there are not any circumstances existing which make it likely that a visit, audit, investigation, aspect query, discovery or access order will be made in the next 12 months.

(h)          Disclosure of Audit Reports and Tax Opinions. The Company and its Subsidiaries have disclosed to the Purchaser complete copies of (i) any audit report issued with respect to or relating to any Taxes due from or with respect to the Company or relevant Subsidiary of the Company, (ii) any closing or settlement agreements entered into by or with respect to the Company or relevant Subsidiary of the Company with any Tax Authority and (iii) all signed Tax opinions relied upon by the Company addressing tax matters or positions of the Company or relevant Subsidiary of the Company that are currently valid and relevant to the tax situation of, as applicable, the Company or relevant Subsidiary of the Company.

(i)          Clearance or Consent from the Tax Authorities. All transactions in respect of which any clearance or consent was required by Law from any Tax Authority have been entered into by the Company and any of its Subsidiaries after such consent or clearance has been properly obtained. Any application for such clearance or consent has been made on the basis of full and accurate disclosure of all the relevant material facts and considerations, and all such transactions have been carried into effect only in accordance with the terms of the relevant clearance or consent.

(j)          Purpose to Evade from Tax Liability. Neither the Company nor its Subsidiaries have participated in any transaction, scheme or arrangement of which the or a main purpose or effect is the avoidance or evasion of a liability to taxation or which could be re-characterized or treated as unenforceable for taxation purposes.

(k)          Deemed Dividend. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has taken any measure or entered into any agreement or transaction which may reasonably be regarded as resulting in a deemed dividend by any Tax Authority.

(l)          Intercompany Transactions within the Same Jurisdiction. All intercompany transactions between the Company and/or its relevant Subsidiaries within the same jurisdiction as the Company as well as transactions between the Company and/or its relevant Subsidiaries within the same jurisdiction as the Company and/or any related party or Affiliate thereof have been entered into validly and bindingly and have been performed on arm’s length terms and conditions.

(m)          No Election for Special Benefits in Israel. Each of the Company and its Subsidiaries have never made any election to be treated or claimed any benefits as “Approved Enterprise” (Mifaal Meushar), “Beneficial Enterprise” (Mifaal Mutav), “Preferred Enterprise” (Mifaal Muadaf) or “Preferred Technological Enterprise” (Mifaal Technology Muadaf), in each case, as such terms are defined under the Law for Encouragement of Capital Investments, 1959.

(n)          Liability for Reorganization. To the Knowledge of the Company, no transfers of assets, reorganizations or mergers which take effect on or before the Closing will give rise to the assessment of or liability for Taxation on the part of the Company or any of its Subsidiaries on or after the Closing.

(o)          Tax Reportable Items in Israel. None of the Company or any of its Subsidiaries, have ever participated in, engage or have ever engaged in any Tax Reportable Item, which was not reported in the Tax reports for the relevant year. A “Tax Reportable Item” means any item or transaction listed in Section 131(g) of the Ordinance and the Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder (or any comparable provision of state, local or foreign law) or is subject to reporting obligations under Sections 131D and 131E of the ITO, Sections 67C and 67D of the Israeli Value Added Tax Law, 1975, as amended, Section 231(e) of the Customs Ordinance [New Version] 5717-1957 and Section 21(c) of Fuel Excise Law, 5718-1958. or any comparable provision of state, local or foreign law.

(p)          Property Corporation. None of the Company or any of its Subsidiaries are, or have ever been, a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(q)          Liens. There are no Liens for Taxes upon any of the assets of the Company or any of its Subsidiaries other than Liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings, in each case, for which adequate reserves in accordance with IFRS or other applicable accounting standards have been made in the Company’s most recent financial statements included in the Company SEC Documents or in the relevant Subsidiary of the Company’s most recent financial statements.

(r)          Transfer Pricing. To the Knowledge of the Company, the terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Company and each of its Subsidiaries for which the Company obtained a transfer pricing study do not materially differ from those that would have been made between Persons dealing at arm’s length and applicable transfer pricing Laws. To the Knowledge of the Company, each of the Company and its Subsidiaries comply, in all material respects, and have been compliant, in all material respects, with all applicable transfer pricing laws and regulations, including Section 85A of the Ordinance and the regulations promulgated thereunder.

(s)          Secondary Liabilities. Neither the Company nor any of its Subsidiaries has entered into any agreement or similar contract or arrangement with, or provided any undertaking to, any Person pursuant to which any of them has assumed liability for the payment of Taxes owing by such Person and are not, and will not otherwise, to the Knowledge of the Company, become liable in respect of any Taxes of any other Person by joint and several or secondary liability by Law.

(t)          Elections. The Company and each of its Subsidiaries have not made any Tax elections pursuant to any Law.

(u)          Sales Taxes. Each of the Company and its Subsidiaries are registered for Sales Taxes only in their jurisdiction of incorporation and, except as set forth in the Company Disclosure Letter, are not and have never been treated as a member of any group for the purposes of any Sales Tax.

(v)          Tax Jurisdictions. No claim has ever been made in writing by any Tax Authority in a jurisdiction where the Company or any of its Subsidiaries, as applicable, does not file a particular Tax Return that indicates that the Company or any of its Subsidiaries, as applicable, is or may be required to file such Tax Return. Except as set forth in the Company Disclosure Letter (i) neither the Company nor any of its Subsidiaries is subject to any Tax claims by a Tax Authority in any jurisdiction outside the country of its incorporation or formation by virtue of having a permanent establishment or fixed place of business, (ii) since incorporation, each of the Company and its Subsidiaries been resident for all taxation purposes in its country of incorporation only, and (iii) neither the Company nor any of its Subsidiaries has ever been treated or regarded as resident or been liable to pay Tax in any other jurisdiction (including under any double taxation agreement, treaty or convention or any double taxation relief arrangements).

(w)          Tax Rulings. Except as set forth in the Company Disclosure Letter: (i) during the past five years, neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private ruling, technical advice memorandum, or similar ruling or memorandum with any Tax Authority with respect to any Taxes (a “Tax Ruling”), nor is any such request outstanding; and (ii) the Company and its Subsidiaries are in compliance with the requirements of each Tax rulings arrangement entered into by the Company or the relevant Subsidiary of the Company with any Tax Authority.

(x)          Consolidated Groups, Transferee Liability, and Tax Agreements. Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries: (i) has been a member of a group filing Tax Returns on an affiliated, consolidated, combined, unitary, or similar basis; (ii) has any liability for Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any comparable provision of Law), as a transferee or successor, by Contract, or otherwise by operation of Law; or (iii) is a party to, bound by, or has any Liability under any Tax sharing, allocation, indemnification agreement or arrangement.

(y)          Stamp Duty, etc. All stamp duties, registration taxes and other similar transfer taxes due in respect of any documents in the possession of the Company or any of its Subsidiaries or to the production of which the Company or any of its Subsidiaries is entitled have been paid and all such documents which attract stamp duties, registration taxes and other similar transfer taxes in the United Kingdom or elsewhere have been duly stamped or registered (as applicable).

(z)          Ownership Changes. Without regard to this Agreement, neither the Company nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382 of the Code.

(aa)          Section 355. Neither Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(bb)          Reportable Transactions. Neither Company nor any of its Subsidiaries has been a party to, or a promoter of a material advisor with respect to a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b) (or any comparable provision of Law).

(cc)          US Tax Representations. SatixFy US LLC (i) is and always has been classified as a corporation for U.S. federal and applicable state income tax purposes, (ii) is not, nor has ever been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code), (iii) has not claimed any Tax credits under Section 2301 of the Coronavirus Aid, Relief, and Economic Security Act, P.L. 116-136, as amended, or Section 3134 of the Code, and (iv) has never been a shareholder of a “controlled foreign corporation” (as defined in Section 957 of the Code) or a “passive foreign investment company” (as defined in Section 1297 of the Code). Other than for SatixFy US LLC, no U.S. federal entity classification elections have been made for the Company or any of its Subsidiaries under Treasury Regulation section 301.7701-3(c).

Section 1.26          Intellectual Property.

(a)          Scheduled Company-Owned IP. The Company Disclosure Letter contains a true and complete list, specifying as to each as applicable, the name of the current owners, jurisdictions, and application or registration number, as of the date hereof, of all: (i) Company-Owned IP that is the subject of any issuance, registration, certificate, application, or other filing by, to or with any Governmental Entity or authorized private registrar (collectively, the “Registered Company-Owned IP”); (ii) material unregistered Company-Owned IP; and (iii) Company IP Licenses.

(b)          Right to Use; Title. The Company or one of its Subsidiaries is the sole and exclusive legal and beneficial owner of all right, title, and interest in and to, the Company-Owned IP and has a valid and enforceable right to use all Company IP, in each case of the foregoing, free and clear of all Liens other than Permitted Liens, in each case, except as set out in the Company Disclosure Letter. All Company IP Licenses are in good standing, binding, and enforceable in accordance with their respective terms and no material default exists on the part of the Company or any of its Subsidiaries thereunder. The Company IP is sufficient for the material operation of the Company’s or any of its Subsidiaries’ businesses as currently conducted.

(c)          Validity and Enforceability. The Company’s and its Subsidiaries’ rights in the Company-Owned IP are valid, subsisting, and enforceable. The Company and each of its Subsidiaries have taken commercially reasonable steps to protect the confidentiality of Company IP and to protect and preserve the confidentiality of all Trade Secrets included in the Company IP. The Registered Company-Owned IP has not been used, not used, enforced or not enforced in a manner that would reasonably be expected to result in their abandonment, cancellation, or unenforceability. All applications for registration of the Registered Company-Owned IP that are actively pending or granted are in good standing, have been filed in a timely manner within the appropriate offices to preserve the rights thereto and assignments have been recorded in favour of the Company or one of its Subsidiaries, as appliable, to the extent recordation within a timely manner is required to preserve the rights thereto. There has been no public disclosure, sale, or offer for sale by the Company or any of its Subsidiaries of any invention, either described in a patent application or otherwise included in Company-Owned IP that would prevent the Company or one of its Subsidiaries, as applicable, from obtaining or sustaining valid patent rights to such invention.

(d)          Non-Infringement. The Company and its Subsidiaries have not infringed, misappropriated, or otherwise violated, and is not infringing, misappropriating, or otherwise violating, any Intellectual Property of any other Person, and to the Knowledge of the Company, no third party is infringing upon, violating, or misappropriating any Company-Owned IP. In the past six years, neither the Company nor any of its Subsidiaries has received written notice of any alleged infringement, misappropriation, or other violation of any Intellectual Property owned by any other Person or any other unsolicited written communication that involves an offer to license any Intellectual Property relating to infringement, misappropriation, or other violation.

(e)          IP Legal Actions and Orders. There are no Legal Actions pending or, to the Knowledge of the Company, threatened: (i) alleging any infringement, misappropriation, or violation by the Company or any of its Subsidiaries of the Intellectual Property of any Person; or (ii) challenging the validity, enforceability, or ownership of any Company-Owned IP or the Company or any of its Subsidiaries’ rights with respect to any Company IP. The Company and its Subsidiaries are not subject to any outstanding Order that restricts or impairs the use of any Company-Owned IP, and, to the Knowledge of the Company, the Company and its Subsidiaries are not subject to any outstanding Order that restricts or impairs the use of any Company IP that is not Company-Owned IP.

(f)          Transaction. Except as set forth in the Company Disclosure Letter, neither the execution, delivery or performance of this Agreement nor the completion of any of the transactions contemplated by this Agreement, including the First Merger but excluding the Second Merger, will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company-Owned IP (ii) a breach of or default under any Contract pertaining to any Company IP including any Company IP Licenses; (iii) the release, disclosure or delivery of any Company-Owned IP, including any source code, by or to any escrow agent or other Person; or the grant, assignment or transfer to any other Person of any license or other right or interest under, to, or in any of the Company-Owned IP.

(g)          Employees, Consultants, Contractors. All of the Intellectual Property developed or created for the Company or one of its Subsidiaries by Company Employees or pursuant to Contracts with outside consultants or contractors have been, as applicable, assigned to the Company or one of its Subsidiaries, as applicable, in writing or in another enforceable manner. All such Company Employees, outside consultants or contractors have waived in favour of the Company and its Subsidiaries all non-assignable rights (including moral rights) to such Intellectual Property, as well as any claims for additional remuneration (other than in respect of their applicable services) due with respect to the development and/or use of any Company-Owned IP, in each case without a right (conditioned or otherwise) in the relevant Contract to revoke such waiver. To the Knowledge of the Company, no such current or former consultant or contractor of the Company or any of its Subsidiaries or any Company Employee has any claim, right (whether or not currently exercisable), or interest to or in any Company-Owned IP or in relation to any such additional remuneration due with respect to the development and/or use of such Company-Owned IP.

(h)          Royalties. Except as set forth in the Company Disclosure Letter, no royalty or other fee is required to be paid by the Company or any of its Subsidiaries to any other Person in respect of the use of any Intellectual Property other than in respect of Company IP Licenses and Off-the-Shelf Software Licenses, in each case granted in the Ordinary Course, and there are no material restrictions on the ability of the Company or any of its Subsidiaries to use and exploit any Company-Owned IP.

(i)          Funding. Except as set forth in the Company Disclosure Letter, no funding, facilities or personnel of any Governmental Entity or any public or private university, college or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Company-Owned IP. No Company Employee, consultant or independent contractor of the Company or any of its Subsidiaries who was involved in, or who contributed to, the creation or development of Company-Owned IP: (i) has performed services for any Governmental Entity, university, college or other educational institution or research center during a period of time during which such Company Employee, consultant or independent contractor was also performing services for the Company or one of its Subsidiaries; or (ii) was or is operating under any grants from any Governmental Entity or, to the Knowledge of the Company, subject to any employment agreement in any invention assignment or non-disclosure agreement or other obligations with any Person that would reasonably be expected to materially adversely affect the rights of the Company or any of its Subsidiaries in Company-Owned IP.

(j)          IIA Funding.

(i)          [***]

(ii)          All information provided by the Company to its advisor for purposes of such advisor preparing the Subject Report was true, correct, and complete in all material respects, and nothing has arisen since the date such information was provided that would make the information that the Company provided to its aforesaid advisor untrue, incorrect, or incomplete in any material respect.

(iii)          [***]

(iv)          To the Knowledge of the Company, no Company-Owned IP has been transferred to any Person in contravention of the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984 and the regulations promulgated thereunder, including all IIA regulations, and without requisite notice having been provided to, or consent having been obtained from, the IIA, if applicable.

(k)          Standards Bodies. Neither the Company nor any of its Subsidiaries is or has ever been a member or promotor of, or a contributor to, any industry standards body or similar organization that would reasonably be expected to require or obligate the Company to grant or offer to any other Person any license or right to any Company-Owned IP.

(l)          Escrow; Source Code. Except as set forth in the Company Disclosure Letter, the Company and its Subsidiaries have not: (i) deposited any Company-Owned IP (excluding source code) with any escrow agent or other third party (other than consultants or contractors of the Company and its Subsidiaries engaged for the development of the deposited Company-Owned IP or customers for the purpose of integration of the deposited Company-Owned IP) and neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver or make available Company-Owned IP (excluding source code) to any escrow agent or other third party (other than consultants or contractors of the Company and its Subsidiaries engaged for the development of such Company-Owned IP or customers for the purpose of integration of such Company-Owned IP); (ii) deposited any source code included in Company-Owned IP with any escrow agent or other third party (other than consultants or contractors of the Company and its Subsidiaries engaged for the development of the deposited source code) and neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver or make available source code included in Company-Owned IP to any escrow agent or other third party (other than consultants or contractors of the Company and its Subsidiaries engaged for the development of such source code); and (iii) no Person has exercised its rights or, to the Knowledge of the Company, threatened to exercise its rights to obtain access to any Company-Owned IP that is deposited with any escrow agent, and to the Knowledge of the Company, no event has occurred or circumstance exists which could reasonably be expected to give rise to or serve as a valid basis for a Person to exercise any such rights. Except as set out in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (A) has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Software owned by the Company and included in Company-Owned IP to any third party, or (B) except as set out in the Company Disclosure Letter, disclosed any source code to any Software owned by the Company and included in Company-Owned IP to any third party, and no third party has any right, contingent or otherwise to obtain access to or use any source code to any Software included in the Company-Owned IP.

(m)          Open Source Software.

(i)          The Company Disclosure Letter sets out a complete and accurate list and description of: (i) each item of Open Source Software that is contained in, distributed with or used in the development of Company-Owned IP or from which any part of any Company-Owned IP is derived; (ii) the applicable license terms for each such item of Open Source Software; (iii) the Company-Owned IP to which each such item of Open Source Software relates; (iv) how the item of Open Source Software communicates or is integrated with any Company-Owned IP; and (v) whether the item of Open Source Software has been modified by or on behalf of the Company or any of its Subsidiaries, provided that each of (i)-(v) shall exclude any Company-Owned IP that relates solely to Deprecated Products.

(ii)          To the Knowledge of the Company, the Company Disclosure Letter sets out a complete and accurate list and description of: (i) each item of Open Source Software that is contained in, distributed with or used in the development of Company-Owned IP relating solely to Deprecated Products or from which any part of any such Company-Owned IP is derived; (ii) the Company-Owned IP to which each such item of Open Source Software relates; and (iii)  whether the item of Open Source Software has been modified by or on behalf of the Company or any of its Subsidiaries.

(iii)          No Company-Owned IP contains, is derived from, is distributed with, or is being or was developed using Open Source Software in a manner that the terms under which it is licenced: (i) impose or could impose a requirement or condition that any Company-Owned IP or part thereof (x) be disclosed or distributed in source code form, (y) be licenced for the purpose of making modifications or derivative works, or (z) be redistributable at no charge; or (ii) otherwise impose or could impose any other material limitation, restriction, or condition on the right or ability of the Company or any of its Subsidiaries to use or distribute any Company-Owned IP.

Section 1.27          IT Systems

(a)          The Company Disclosure Letter sets out a complete and accurate list of all Company IT Systems owned, licenced, used or held for use by the Company and its Subsidiaries.

(b)          To the Knowledge of the Company, the Company IT Systems are materially sufficient for the conduct of the respective businesses of the Company and its Subsidiaries in the Ordinary Course after Closing (assuming the business is conducted in materially the same manner). To the Knowledge of the Company, the use of any Company IT Systems by the Company and its Subsidiaries does not exceed the scope of the rights granted to the Company and its Subsidiaries with respect thereto, including any applicable limitation upon the usage, type or number of licences, users, hardware, time, services or systems.

(c)          The Company and its Subsidiaries have in place reasonably appropriate physical, organizational and technological security measures, processes and safeguards to secure all Company IT Systems and business data from unauthorized use, copying, disclosure, modification, theft, destruction, threats, cyberattacks and Disabling Codes that a reasonably prudent and diligent commercial entity would undertake in similar circumstances. To the Knowledge of the Company, the Company IT Systems do not contain any material Disabling Code.

(d)          In the past three years, no written notice of a material defect or default has been sent or received by the Company or any Subsidiary of the Company in respect of any Contract relating to the Company IT Systems.

(e)          The Company and its Subsidiaries have made reasonable efforts to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and Software and hardware support arrangements, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries maintain data back-up procedures and data recovery procedures and tools that a reasonably prudent and diligent commercial entity would undertake in similar circumstances to safeguard against loss or corruption of business or customer data in the event of a failure of the Company IT Systems. Disaster recovery plans are in place for the Company and its Subsidiaries and are designed to ensure that, in the event of a failure of the Company IT Systems, such Company IT Systems and the data and other material contained therein can be reasonably recovered or replaced by the Company and its Subsidiaries without material disruption to their respective businesses.

Section 1.28          Privacy and Data Protection.

(a)          The Company has engaged a third-party advisor to review its compliance with applicable Privacy Laws.

(b)          Neither the Company nor any Subsidiary of the Company has been in the past three years, and currently is not, in receipt of any written notification, claim, demand, audit or action by any Person against the Company or any Subsidiary of the Company in relation to Personal Information it uses, collects, processes, stores, discloses, transfers, shares or protects, including in relation to an alleged violation of any Privacy Laws. Neither the Company nor any Subsidiary of the Company has been, and currently is not, subject to any audit or investigation by any Governmental Entity with respect to such matters, and, to the Knowledge of the Company, there are no facts or circumstances that could form the basis of any such claims, audits, investigations or allegations.

(c)          In the past three years, there has been no Security Breach. The Company has not been notified of, and, to the Knowledge of the Company,  there is no event, vulnerability or condition that would reasonably be expected to result in any Security Breach. The Company has implemented and maintains security measures to protect against such vulnerabilities, complies in all material respects with all applicable cybersecurity laws, regulations and industry standards and conducts regular security assessments and audits to ensure the continued security and integrity of its products. There have been no internal or external audits of the Company’s products in which cybersecurity vulnerabilities were identified and not promptly resolved by the Company.

Section 1.29          Artificial Intelligence

(a)          To the extent the Company has used any AI Tools in the development, production or improvement of any products, the Company has: (i) obtained and materially complied with all licences, consents, and permissions, provided all notices and disclosures, and otherwise obtained all rights, in each case as required under applicable Law, to use all such AI Tools; and (ii) where applicable, materially complied with all use restrictions and other requirements of any licence, consent, permission, or other contract, terms of service, or other terms governing Company’s use of such AI Tools.

(b)          To the Knowledge of the Company, the Company has not used any AI Tool in the development, production or improvement of any products in a manner that is reasonably expected to adversely affect the ownership, validity, enforceability, registrability, or patentability of any Company-Owned IP.

(c)          To the Knowledge of the Company, the Company does not and has not included any Personal Information for any purpose in its use of AI Tools including any prompts or inputs into any generative AI Tools in a manner that does not materially comply with applicable Privacy Laws.

(d)          The Company has not received any written notice, complaint, claim, proceeding, litigation, inquiry, audit, investigation, or other action by any Governmental Entity or other Person: (A) alleging that Company’s use of any AI Tools in the development, production or improvement of any products infringed any Intellectual Property or was falsified, biased, untrustworthy, or manipulated in an unethical or unscientific way; or (B) otherwise concerning any use by the Company of any AI Tool or implementation of AI Tools in the business and, to the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to give rise to any of the foregoing.

Section 1.30          Sanctions, Anti-Money Laundering and Anti-Corruption.

(a)          During the last five years, neither the Company nor any Subsidiary of the Company has been notified that any investigation, review, enquiry, proceeding or claim in respect of the affairs of the Company or any of its Subsidiaries or the affairs of any of its Associated Persons is being or has been initiated, conducted or, to the Knowledge of the Company, is threatened or pending by any governmental, administrative, judicial, regulatory or other body, authority or organization in relation to any applicable sanction, anti-money laundering or anti-corruption Law.

(b)          Neither the Company nor any Subsidiary of the Company nor, to the Knowledge of the Company, any of its respective directors, officers, Company Employees or any of their other respective Associated Persons, in each case, and in their capacity as such, is or has at any time such Person was engaged by the Company or its Subsidiaries engaged in any activity, practice or conduct or has taken any action or failed to act, directly or indirectly, in each case, in their capacity as such, which would or is reasonably likely to constitute an offence under applicable sanction, anti-money laundering or anti-corruption Law.

(c)          Neither the Company nor any Subsidiary of the Company nor any of its directors, officers or Company Employee or Associated Persons: (A) is a Sanctioned Person; (B) to the Knowledge of the Company, has engaged in any unlawful business or dealings, directly or indirectly, involving any Sanctioned Person; or (C) to the Knowledge of the Company, has pending or, to the Knowledge of the Company, threatened claims against it with respect to sanctions.

(d)          Since October 27, 2022, except as set out in the Company Disclosure Letter, the Company and its Subsidiaries have had in place Adequate Procedures, including the policies set out in the Company Disclosure Letter.

Section 1.31          Export Controls. The Company Disclosure Letter sets out a complete and accurate list of Authorizations issued to the Company or its Subsidiaries under Export Control Laws. During the past five years, the Company and each of its Subsidiaries is and has been in material compliance with all applicable Export Control Laws and no claims concerning the breach or liability of the Company or any Subsidiary of the Company under such Laws are to the Knowledge of the Company unresolved. Without limiting the foregoing: (A) the Company, each Subsidiary of the Company and all Persons acting on behalf of them have obtained all material import and export licenses and all other notices, authorizations, declarations and filings, certificates and registrations required for the export, import, re-export or transfer of goods, services, Software and technology (including defense-related or dual use technology, as may be designated under applicable Law) required for the movement of finished-products (including any part or prototype thereof), any incoming or outgoing shipment in which the Company or any Subsidiary of the Company acted as importer or exporter, transferor, broker or for the operation of the respective businesses of the Company or any of its Subsidiaries in connection with any Authorizations required under Export Control Laws; (B) to the Knowledge of the Company, no Governmental Entity has initiated any proceeding or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of any Authorization under Export Control Laws or debarment or denial of future Authorizations under Export Control Laws against the Company, any of its Subsidiaries or, to the Knowledge of the Company, its directors, officers, Company Employees or agents, in each case, in their respective capacity at the Company or a Subsidiary, as applicable, in connection with any actual or alleged violation of any applicable Export Control Laws; and (C) during the past five years, neither the Company nor any Subsidiary of the Company has received written claims, investigations or requests for information by a Governmental Entity with respect to the Authorizations of the Company and its Subsidiaries and compliance with applicable Export Control Laws.

Section 1.32          Environmental Matters.

(a)          During the past five years, the Company and each Subsidiary of the Company is and has been in compliance in all material respects with all Environmental Laws and neither the Company nor any Subsidiary of the Company has been charged with any offence under any Environmental Laws.

(b)          During the past five years, neither the Company nor any Subsidiary of the Company has received any notice of, nor does the Company have any Knowledge of, any issued, outstanding, pending or threatened orders, complaints, claims, allegations, actions, prosecutions, administrative monetary penalties, or investigations, with respect to the operations of the Company or any of its Subsidiaries or the Leased Real Estate, in regard to any alleged threat, damage, breach, non-compliance, default, or liability under Environmental Laws.

(c)          During the past five years, neither the Company nor any Subsidiary of the Company has been required by applicable Law to obtain, and has not obtained, Environmental Permits.

(d)          During the past five years, neither the Company nor any Subsidiary of the Company has received any notice of, nor does the Company have any Knowledge of, any investigation, review, enquiry, proceeding, claim, Authorization or decision (judicial or administrative) initiated, conducted, pending or threatened by any Governmental Entity (including administrative, judicial, regulatory or other body, authority or organization) in relation to any Environmental Laws to revoke, suspend, modify, or limit any Environmental Permits required by Environmental Laws for the operation of the respective businesses and/or the assets of the Company and its Subsidiaries and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, enquiry, review, proceeding, claim, Authorization or decision.

(e)          No Environmental Permits that were issued to the Company or any of its Subsidiaries pursuant to Environmental Laws will become void or voidable or be automatically or by Governmental Entity’s discretion terminated as a result of the completion of the transactions contemplated by this Agreement (excluding the Second Merger) nor is any Consent, notice, or other approval required in connection with the transactions contemplated by this Agreement (excluding the Second Merger) in order to maintain any such Environmental Permits in full force and effect.

(f)          Neither the Company nor any of its Subsidiaries has expressly assumed or retained any material Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.

(g)          Neither the Company nor any of its Subsidiaries has produced, sold, used, stored, transported, handled, Released (or caused to be Released), discharged, disposed of or arranged for the transportation, treatment or disposal of Hazardous Substances at or from any location (except in material compliance with applicable Environmental Law) and under conditions that would not reasonably be expected to result in a material Liability to the Company or its Subsidiaries under applicable Environmental Laws. To the Knowledge of the Company, no Hazardous Substances are existing at, on, under, in, to or from any of the real property currently or formerly used by the Company or any of its Subsidiaries in the business of the Company or any of its Subsidiaries in quantities or concentrations that would reasonably be expected to result in a material Liability to the Company or its Subsidiaries under applicable Environmental Laws. To the Knowledge of the Company, no property at which the Company disposed of, or arranged for the disposal of, Hazardous Substances produced, used or stored by the Company or any of its Subsidiaries during the past five years, is on any list of properties promulgated by a Governmental Entity that is the subject of an investigation or remediation pursuant to applicable Environmental Laws.

Section 1.33          Material Contracts.

(a)          The Company Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date hereof and true and correct copies of all Material Contracts within the possession of the Company as of the date hereof (including all amendments, assignments and supplements thereto) have been provided in the electronic data room established in respect to the First Merger. As of the date hereof, no such Contract has been modified, rescinded or terminated by the Company, a Subsidiary of the Company or any other party to such Contract.

(b)          The Company or the applicable Subsidiary of the Company has performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under each Material Contract and, except as set out in the Company Disclosure Letter, is not alleged to be in default or breach of, or to have violated, any Material Contract in any material respect.

(c)          The Company or the applicable Subsidiary of the Company has performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under and is not in default or breach of, or, to the Knowledge of the Company, alleged to have violated, the Senior Credit Documents.

(d)          Each Material Contract is legal, valid and binding on the Company or the applicable Subsidiary of the Company and, to the Knowledge of the Company, each other party thereto and in full force and effect and is enforceable against, the Company or the applicable Subsidiary of the Company and each other party thereto, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(e)          The Company or the applicable Subsidiary of the Company has in all material respects performed all obligations required to be performed by it to date under the Material Contracts. There exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or circumstance, would become a breach of, or a default or event of default under, or a violation of, any Material Contract. Except as set out in the Company Disclosure Letter, no Consent of any Person is required in order for Parent or any of its Subsidiaries, as the case may be, to continue to have the full benefit of each Material Contract after the Effective Time.

(f)          Neither the Company nor any Subsidiary of the Company has received any written notice that any party to a Material Contract intends to cancel, terminate or otherwise adversely modify or not renew its relationship with the Company or any Subsidiary of the Company and, to the Knowledge of the Company, no such action has been threatened.

(g)          Neither the Company nor any Subsidiary of the Company has violated or breached any of the terms or conditions of any Material Contract to which it is a party or bound in any material respect (or received any notice with respect to any such violation of breach) and all of the covenants to be performed and the obligations to be fulfilled by any other party to such Contract have been fully performed and fulfilled.

(h)          Neither the Company nor any Subsidiary of the Company has entered into any customer Contract offering pricing or discounts that are outside of the Ordinary Course.

(i)          Except as set out in the Company Disclosure Letter, the Company and its Subsidiaries have fully discharged and fulfilled all obligations pursuant to the Development Agreement and have no further liability or obligations thereunder.

(j)          Except as set out in the Company Disclosure Letter, the Company or the applicable Subsidiary of the Company has performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under each of the Subject Customer Contracts and is not alleged to be in default or breach of, or to have violated, any of the Subject Customer Contracts in any material respect.

(k)          Except as set out in the Company Disclosure Letter, the Company and its Subsidiaries have fully discharged and fulfilled all obligations pursuant to the Subject Customer Contracts.

Section 1.34          No Conflict with Material Contracts. Subject to receipt of the Consents set forth in the Company Disclosure Letter, the execution and delivery of this Agreement by the Company, the performance of its obligations under this Agreement and the completion of the First Merger and the other transactions contemplated under this Agreement (excluding the Second Merger) do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)          result in a breach or a violation of, or conflict with, any Material Contract; or

(b)          result in or give any Person the right to seek, or to cause:

(i)          the termination, cancellation, amendment or renegotiation of any Material Contract;

(ii)          the acceleration of any indebtedness or other material Liabilities of the Company or any of its Subsidiaries; or

(iii)          the forfeiture or other loss, in whole or in part, of any material benefit which would otherwise accrue to the Company or any of its Subsidiaries (including by triggering any right of first refusal or first offer, change in control provision or other restriction or limitation).

Section 1.35          Restrictions on Conduct of Business. Except as set forth in the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company is a party to, nor is it bound by, any non-competition agreement or any other Contract or Authorization which purports to:

(a)          limit the manner (including any business practice) or the localities in which all or any portion of, as the case may be, the business of the Company or any Subsidiary of the Company may be conducted;

(b)          limit any lines of business of the Company or any Subsidiary of the Company; or

(c)          restrict any acquisition or disposition of any assets or property by the Company or any Subsidiary of the Company.

Section 1.36          Customers and Suppliers.

(a)          The Company Disclosure Letter sets out a complete and accurate list of all of the customers active during the 24-month period ending on the date of this Agreement and the ten (10) largest suppliers of the Company and its Subsidiaries by dollar amount received for sales or paid for purchases during the 24-month period ending on the date of this Agreement.

(b)          Except as set out in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any amounts delinquent or overdue by over 90 days to any one of its suppliers in excess of $100,000.

Section 1.37          Products, Services and Related Liabilities.

(a)          The products and services of the Company and its Subsidiaries meet the requirements of applicable Law in all material respects, and have been sold or provided in all material respects in accordance with applicable Law.

(b)          The Company and each of its Subsidiaries have obtained all necessary approvals, clearances and authorizations from Governmental Entities in Israel to the extent required by applicable Laws to engage in the manufacturing of products outside of Israel.

(c)          All information provided by the Company and its Affiliates to Parent and its Affiliates pursuant to any of the MDA Agreements in respect of the products and services of the Company and its Subsidiaries (including, for certainty, with respect to the Company Chip Products), including the functionality and technical performance of such products and services and the Company’s forecasts or estimates of its achievement of future goals and milestones in respect of such products and services, was true, complete and correct in all material respects when and where provided and did not omit any fact that would be required to be made to ensure that it was not misleading.

(d)          Neither the Company nor any of its Subsidiaries has received any written claim for or based upon a breach of any product or service warranty of the Company or any Subsidiary of the Company, strict liability in tort, negligent manufacture of product, negligent provision of services or any product complaint, adverse event report or any other similar allegation of liability, including or resulting in product (voluntary or involuntary) recalls and including or resulting in bodily injury or property damage, arising from the conduct of the respective businesses, products or services of the Company or any of its Subsidiaries.

(e)          No warranty claims were made to the Company or any of its Subsidiaries with respect to, or in connection with, the products, goods or services manufactured, constructed, installed, distributed or sold by the Company and its Subsidiaries.

(f)          To the Knowledge of the Company, there is no pending or threatened civil, criminal or administrative investigations or proceedings relating to: (i) any alleged hazard or defect in design, manufacture, construction, installation, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty, relating to any service provided or product manufactured, installed, distributed or sold by or on behalf of the Company or its Subsidiaries; or (ii) any material breach of any of the product or service warranties given to customers of the respective businesses of the Company or its Subsidiaries.

(g)          Except as set out in the Company Disclosure Letter, the Company and its Subsidiaries have in place reasonably appropriate physical, organizational and technological security measures, processes and safeguards (including, without limitation, back-up, data and disaster recovery, Software and hardware support arrangements, and safeguards against loss or corruption of data) to secure all Product IT Systems from unauthorized use, copying, disclosure, modification, theft, destruction, threats, cyberattacks and Disabling Codes that a reasonably prudent and diligent commercial entity would undertake in similar circumstances. Except as set out in the Company Disclosure Letter, such measures, processes and safeguards: (i) comply in all material respects with all applicable cybersecurity Laws, regulations and industry standards; and (ii) ensure that, in the event of a failure of the Product IT Systems, the data and other material contained therein can be reasonably recovered or replaced by the Company and its Subsidiaries without material disruption to the operation of the products provided to customers by the Company and its Subsidiaries. To the Knowledge of the Company, the Product IT Systems do not contain any material Disabling Code.

(h)          Except as set out in the Company Disclosure Letter, each of the Company and its Subsidiaries conducts regular security assessments and audits to ensure the continued security and integrity of its Product IT Systems and there have been no internal or external audits of the Company’s products in which cybersecurity vulnerabilities in its Product IT Systems were identified and not promptly resolved by the Company. In the past three years, there has been no event, vulnerability or condition involving the Product IT Systems that would reasonably be expected to result in unauthorized use, copying, disclosure, modification, theft, destruction, threats, cyberattacks and Disabling Codes.

Section 1.38          Insurance.

(a)          Except as set out in the Company Disclosure Letter, the assets of the Company and its Subsidiaries, the Leased Real Estate and all other property and assets used in the respective businesses of the Company and its Subsidiaries are insured against loss or damage by insurable hazards and risks as appropriate and applicable to the Company’s business on a replacement cost basis.

(b)          The Company Disclosure Letter contains a complete and accurate list of insurance policies that are maintained by or on behalf of the Company and its Subsidiaries and sets out, in respect of each policy, a description of the type of policy, the name of insurer, the coverage, the expiration date, the annual premium and any pending claims. Neither the Company nor any Subsidiary of the Company is in material default with respect to any of the provisions contained in the insurance policies or the payment of any premiums under any insurance policy and has not failed to give any notice or to present any claim under any insurance policy in a due and timely fashion.

(c)          In the past five years, there has been no change in the relationship of the Company and its Subsidiaries with any of their respective insurers or the availability of coverage. No material claims have been made under any policies of insurance maintained by or for the benefit of the Company and its Subsidiaries in the past five years. True, correct and complete copies of all insurance policies held by or on behalf of the Company and its Subsidiaries have been delivered to Parent.

Section 1.39          Information Supplied. None of the information included or incorporated by reference in the Proxy Statement to be filed with the SEC and sent to the Stockholders in connection with the transactions contemplated by this Agreement (including any amendments or supplements thereto) will, at the date it is first disseminated to the Stockholders or at the time of the Company Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing sentence, the Company makes no representation or warranty with respect to any information supplied by Parent, Merger Subs or any of their respective Representatives for inclusion in the Proxy Statement.

Section 1.40          No Other Representations. Except for the representations and warranties expressly set forth in this Schedule A, the Company makes no express or implied representation or warranty (and there is and has been no reliance by Parent or any of its respective Affiliates or Representatives on any such representation or warranty) with respect to the Stockholders and each of the Company, its Subsidiaries and their respective businesses or the accuracy or completeness of any information provided to Parent or the Merger Subs in connection with this Agreement. Without limiting the foregoing, absent fraud or willful misconduct, neither the Company nor any of its Subsidiaries will have or be subject to any liability or other obligation to Parent, its Representatives or its Affiliates resulting from Parent’s, its Representatives’ or its Affiliates’ use of any information, documents, projections, forecasts or other material made available by the Company to Parent, its Representatives or its Affiliates.

SCHEDULE “B”

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS

Section 1.01          Organization; Standing and Power. Each of Parent and the Merger Subs is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in such jurisdiction) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Each of Parent and the Merger Subs is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in such jurisdiction) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary.

Section 1.02          Authority; Non-Contravention.

(a)          Authority. Each of Parent and the Merger Subs has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to the approval of this Agreement by the board of directors of each of Parent and the Merger Subs, to consummate the transactions contemplated by this Agreement, including the First Merger. The execution and delivery of this Agreement by each of Parent and the Merger Subs and the consummation by each of them of the transactions contemplated hereby, including the First Merger, have been duly authorized by all necessary corporate action on the part of each of Parent and the Merger Subs and no other corporate proceedings on the part of any of Parent and the Merger Subs are necessary to authorize the execution and delivery of this Agreement or to consummate the First Merger and the other transactions contemplated hereby, subject only to the receipt of the Required Regulatory Approval and the filing and recordation of appropriate merger documents as required by the Companies Law (including the Merger Proposal). This Agreement has been duly executed and delivered by each of Parent and the Merger Subs and, assuming due execution and delivery by the Company, constitutes the legal, valid, and binding obligation of each of Parent and the Merger Subs, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by: (i) bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally; and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief as may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)          Non-Contravention. The execution, delivery, and performance of this Agreement by each of Parent and the Merger Subs, and the consummation by each of them of the transactions contemplated by this Agreement, including the First Merger but excluding the Second Merger, do not and will not (with the giving of notice, the lapse of time or the happening of any other event or circumstance): (i) contravene or conflict with, or result in any violation or breach of, any of their respective constating documents; (ii) conflict with or violate any Law applicable to any of them or any of their respective properties, assets or operations, subject to the receipt of the Required Regulatory Approval; (iii) result in a breach or a violation of, or conflict with, any Order of any Governmental Entity imposed on any of them; or (iv) result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by any of them necessary to the use of their respective assets or the operation of their respective businesses.

Section 1.03          Governmental Authorization. The execution, delivery, and performance by Parent and the Merger Subs of this Agreement and the consummation by Parent and the Merger Subs of the transactions contemplated hereby (excluding the Second Merger) requires no Consent of or any action by or in respect of or with any Governmental Entity other than: (i) the filing of the Merger Proposals in relation to the First Merger with the Companies Registrar and all such other notices or filings required under the Companies Law with respect to the consummation of the First Merger and the issuance of a Certificate of Merger by the Companies Registrar; (ii) the filing with the SEC of (A) the Proxy Statement in definitive form in accordance with the Exchange Act, and (B) such reports under the Exchange Act or other applicable securities Laws as may be required in connection with this Agreement, the First Merger and the other transactions contemplated by this Agreement (excluding the Second Merger); (iii) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of NYSE American; (iv) receipt of the Required Regulatory Approval; and (v) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 1.04          Merger Subs. The authorized capital of Merger Sub 1 and Merger Sub 2 consists of 1,000,000 ordinary shares and 1,000,000 ordinary shares in each case. As of the date of this Agreement, there were: (i) in the case of Merger Sub 1, 100,000 ordinary shares, no par value each, issued and outstanding, all of which are owned indirectly by Parent, free and clear of all Liens; and (ii) in the case of Merger Sub 2, 100,000 ordinary shares, no par value each, issued and outstanding, all of which are owned directly by Merger Sub 1, free and clear of all Liens. All of the issued and outstanding shares owned, directly or indirectly, by Parent in the Merger Subs have been duly authorized and validly issued and are fully paid and non-assessable shares, and no such shares have been issued in violation of any pre-emptive or similar rights. Each Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, prior to the Effective Time, and except for immaterial obligations or liabilities incurred in connection with its incorporation or the consummation of this Agreement and the transactions contemplated hereby, including the First Merger but excluding the Second Merger, has not incurred any Liabilities, has not engaged in any business activities and, other than this Agreement, has not entered into any Contracts or arrangements with any Person.

Section 1.05          Sufficient Funds. Parent has, or will have at the Effective Time, the funds necessary to pay the aggregate Merger Consideration.

Section 1.06          Parent Financial Advisor. Except for Citigroup Global Markets Inc., there is no investment banker, broker, financial advisor, finder or other person that is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission of a material amount in connection with the transactions contemplated by this Agreement and the First Merger based upon arrangements made by or on behalf of Parent or the Merger Subs.

Section 1.07          No Other Representations. Except for the representations and warranties expressly set forth in this Schedule B, neither Parent nor the Merger Subs make any express or implied representation or warranty (and there is and has been no reliance by the Company, its Subsidiaries or any of their respective Affiliates or Representatives on any such representation or warranty) with respect to the Merger Consideration and each of Parent, its Subsidiaries (including the Merger Subs) and their respective businesses or the accuracy or completeness of any information provided to the Company in connection with this Agreement.

Annex B

Opinion of TD Securities (USA) LLC

April 1, 2025

The Board of Directors
SatixFy Communications Ltd.
12 Hamada Street, Rehovot 7670314
Israel

The Board of Directors:

In your capacity as the Board of Directors (the “Board of Directors”) of SatixFy Communications Ltd. (“SatixFy”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to holders of the ordinary shares, no par value per share, of SatixFy (“SatixFy Ordinary Shares”), other than as specified below, of the Merger Consideration (as defined below) to be received by such holders pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among SatixFy, MDA Space Ltd. (“MDA Space”), MANTISRAEL OPERATIONS 1 Ltd., an indirect wholly owned subsidiary of MDA Space (“Merger Sub 1”), and MANTISRAEL OPERATIONS 2 Ltd., an indirect wholly owned subsidiary of MDA Space (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”).  As more fully described in the Merger Agreement, and subject to the terms and conditions set forth therein, (i) Merger Sub 2 will be merged with and into SatixFy, with SatixFy surviving such merger as a direct wholly owned subsidiary of Merger Sub 1 (the “First Merger” and, such surviving corporation, the “Interim Surviving Entity”), pursuant to which each outstanding SatixFy Ordinary Share will be converted into the right to receive US$2.10 per share in cash (the “Merger Consideration”), and (ii) immediately following the First Merger, as part of a single integrated plan, Merger Sub 1 will be merged with and into SatixFy (as the Interim Surviving Entity), with SatixFy surviving such merger as an indirect wholly owned subsidiary of MDA Space (the “Second Merger” and, together with the First Merger, the “Merger”).  The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

TD Securities (USA) LLC (“we” or “TD Cowen”) and its affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of our investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.  In the ordinary course of business, TD Cowen and/or its affiliates or employees hold or at any time may hold long or short positions, and trade or may trade or otherwise effect transactions, in debt, equity, equity-linked and/or other securities or loans of SatixFy, MDA Space and/or their respective affiliates for the accounts of TD Cowen and/or its affiliates or employees and for the accounts of customers.  We and our affiliates also conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to our clients on investment matters, including matters with respect to the Merger or SatixFy, MDA Space and/or their respective affiliates.

We are acting as financial advisor to SatixFy in connection with the First Merger and will receive a fee from SatixFy for our services, a significant portion of which is contingent upon consummation of the First Merger.  We also will receive a fee in connection with this Opinion.  In addition, SatixFy has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement.  As the Board of Directors is aware, although TD Cowen currently is not providing, and during the two years preceding the date of this Opinion has not provided, financial advisory and/or other investment banking services to SatixFy unrelated to the Merger or to MDA Space, TD Cowen in the future may provide services to SatixFy, MDA Space and/or their respective affiliates and may receive compensation for such services.

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	an execution version, provided to us on April 1, 2025, of the Merger Agreement;

•	certain publicly available financial and other information for SatixFy and certain other relevant financial and operating data furnished to TD Cowen by the management of SatixFy;

•	certain internal financial forecasts, estimates and other information concerning SatixFy provided by the management of SatixFy;

•
discussions we have had with certain members of the management of SatixFy concerning the historical and current business operations, financial condition and prospects of SatixFy and such other matters that we deemed relevant;

•	certain operating results of, and financial and stock market information for, SatixFy and certain other publicly traded companies that we deemed relevant;

•	certain financial terms of the First Merger as compared to the financial terms, to the extent publicly available, of certain business combinations that we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, at your direction, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by SatixFy or that is publicly available or was otherwise reviewed by us.  We have not undertaken any responsibility for the accuracy, completeness or reasonableness, or independent verification, of any such information.  We have relied upon the representations of SatixFy that all information provided to us by SatixFy is accurate and complete in all material respects and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.

We have been advised, and have assumed, that the financial forecasts, estimates and other information concerning SatixFy that we have been directed to utilize for purposes of our analyses and Opinion were reasonably prepared by the management of SatixFy on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of SatixFy and the other matters covered thereby, and that such financial forecasts, estimates and other information provide a reasonable basis for our analyses and Opinion.  We have relied on the assessments of the management of SatixFy as to, among other things, (i) SatixFy’s development and manufacturing of chips and digital satellite communications systems, its technology and other intellectual property and proprietary rights, including the viability of and risks associated with such technology and other intellectual property, and the trends and developments in the digital satellite communications industry impacting SatixFy and its business and operations, and (ii) the liquidity needs of, and capital resources available to, SatixFy and contemplated financings expected to be undertaken by SatixFy to obtain the capital resources necessary for its business and operations, including the aggregate amount and timing of such financings.  We have assumed that there will be no developments with respect to any such matters that would have an adverse effect on SatixFy or the Merger or that otherwise would be meaningful in any respect to our analyses or Opinion.  We express no opinion as to the financial forecasts, estimates and other information utilized in our analyses or the assumptions on which they are based.

In addition, we have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of SatixFy since the dates of the last financial statements made available to us.  We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of SatixFy or any other entity, nor have we been furnished with such materials.  We have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of SatixFy or any other entity.  We also have not evaluated the solvency or fair value of SatixFy or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters.  In addition, we have not undertaken an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which SatixFy or any other entity may be a party or subject.  Our Opinion does not address any legal, tax, accounting or regulatory matters related to the Merger Agreement or the Merger, as to which we have assumed that SatixFy and the Board of Directors have received such advice from legal, tax, accounting and regulatory advisors as each has determined appropriate.

Our Opinion addresses only the fairness of the Merger Consideration (to the extent expressly specified herein) from a financial point of view and as of the date hereof, without regard to individual circumstances of specific holders of SatixFy Ordinary Shares (whether by virtue of control, voting or consent, liquidity, contractual arrangements, vesting of shares or otherwise) that may distinguish such holders or the securities of SatixFy held by such holders, and our Opinion does not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of SatixFy or otherwise.  We express no view as to any other aspect or implication of the Merger, including, without limitation, any voting and support agreement, vesting of price adjustment shares or other securities of SatixFy or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise.  Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof.  It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.  As the Board of Directors is aware, the industry in which SatixFy operates and SatixFy’s business and securities have experienced and may continue to experience volatility and disruptions, and we express no view as to any potential effects of such volatility or disruptions on SatixFy or the Merger.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.  In connection with our engagement, we were not requested to, and we did not, solicit third-party indications of interest in all or a part of SatixFy; however, as permitted by the terms of the Merger Agreement, we have been requested by the Board of Directors to solicit third-party indications of interest in SatixFy during a specified period following announcement of the proposed Merger in accordance with the provisions of the Merger Agreement.

For purposes of rendering our Opinion, we have assumed in all respects relevant to our analyses that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof.  We also have assumed that the final form of the Merger Agreement will be substantially similar to the execution version reviewed by us.  We further have assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining any such consents or approvals no restrictions will be imposed or waivers made that would have an adverse effect on SatixFy or the Merger.  In addition, we have assumed that the Merger will be consummated in a manner that complies with the provisions of applicable securities laws and all other applicable state, federal or foreign statutes, rules and regulations.

It is understood that our Opinion is intended for the benefit and use of the Board of Directors (in its capacity as such) in its evaluation of the Merger Consideration.  Our Opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.  However, our Opinion may be reproduced in full in any proxy statement relating to the Merger that is required to be mailed to securityholders of SatixFy.  Our Opinion does not constitute a recommendation to the Board of Directors on whether or not to approve the Merger or to any securityholder or any other person as to how to vote or act with respect to the Merger or otherwise.  We are not expressing any opinion as to the actual value, price or trading range of SatixFy Ordinary Shares or any other securities of SatixFy following announcement or consummation of the Merger.  We have not been requested to opine as to, and our Opinion does not in any manner address, SatixFy’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to other business strategies or transactions that might be available to SatixFy.  In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Merger relative to the Merger Consideration or otherwise, (ii) the fairness of the Merger Consideration (other than as expressly set forth herein) or the Merger to the holders of any class of securities, creditors or other constituencies of SatixFy or (iii) whether MDA Space or Merger Subs have sufficient cash, available lines of credit or other sources of funds for the payment of the Merger Consideration at the closing of the Merger.

The issuance of this Opinion was reviewed and approved by TD Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of SatixFy Ordinary Shares (other than, as applicable, MDA Space, Merger Subs, and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

TD SECURITIES (USA) LLC